As submitted confidentially to the Securities and Exchange Commission October 6, 2023
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Securities Act Registration No. 333-

United States

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

Form N-2
REGISTRATION STATEMENT

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	PRE-EFFECTIVE AMENDMENT NO.

☐	POST-EFFECTIVE AMENDMENT NO.

and/or

☐	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☐	AMENDMENT NO.

Kayne Anderson BDC, Inc.

Registrant Exact Name as Specified in Charter

811 Main Street, 14th Floor
Houston, Texas 77002
Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(713) 493-2020
Registrant’s Telephone Number, including Area Code

Matt Barbabella
2121 Avenue of the Stars, 9th Floor
Los Angeles, California 90067
Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:

David A. Hearth Paul Hastings LLP 101 California Street, 48th Floor San Francisco, California 94111 (415) 856-7000	R. William Burns Paul Hastings LLP 600 Travis Street, 58th Floor Houston, Texas 77002 (713) 860-7300	Paul D. Tropp, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (212) 596-9000

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☐	Check box if any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ___________.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ___________.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ___________.

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934.

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED [•], 2023

PRELIMINARY PROSPECTUS

Kayne Anderson BDC, Inc.

Common Stock

We are a business development company (“BDC”) that invests primarily in first lien senior secured loans with a secondary focus on unitranche and split-lien loans to privately held middle market companies. We are managed by an affiliate of Kayne Anderson Capital Advisors, L.P. (“Kayne Anderson”), a leading alternative investment management firm registered with the United States Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), focused on real estate, credit, infrastructure/energy, renewables and growth capital. Our investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in middle market companies.

We expect at least 90% of our portfolio (including investments purchased with proceeds from borrowings) to be invested in first lien senior secured, unitranche and split-lien loans. The remaining 10% of our portfolio may be invested in equity securities (including those purchased in conjunction with credit investments) and other opportunistic credit investments, including junior debt and other higher yielding investments. Most of these investments (i) will be made in core middle market companies, with the remainder in upper middle market companies and (ii) will generally have stated maturities of no more than six years.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act of 1940, as amended (“1940 Act”). We are managed by our investment adviser, KA Credit Advisors, LLC (the “Advisor”), a subsidiary of Kayne Anderson.

We have elected to be treated, and intend to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced public company reporting requirements.

This is our initial public offering of shares of our common stock and all of the shares of common stock offered by this prospectus are being sold by us.

Our common stock has no history of public trading. We currently expect that the initial public offering price per share will be between $              and $               per share. We intend to apply to list our common stock on The New York Stock Exchange under the symbol “KBDC” on or promptly after the date of this prospectus.

Assuming an initial public offering price of $              per share (the mid-point range of the estimated initial public offering price range), purchasers in this offering will experience dilution of approximately $              per share. See “Dilution” for more information.

Investing in shares of our common stock involves a high degree of risk, including credit risk and the risk of the use of leverage, and is highly speculative. In addition, shares of closed-end investment companies, including BDCs, frequently trade at a discount to their net asset values. If shares of our common stock trade at a discount to our net asset value, purchasers in this offering will face increased risk of loss. Before buying any shares of our common stock, you should read the discussion of the material risks of investing in shares of our common stock, including the risk of leverage, in “Risk Factors” beginning on page 24 of this prospectus.

This prospectus contains important information you should know before investing in shares of our common stock. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the SEC. This information is available free of charge by contacting us at 811 Main Street, 14th Floor, Houston Texas, 77002, calling us at (713) 493-2020 or visiting our corporate website located at www.kaynebdc.com. The SEC also maintains a website at www.sec.gov that contains this information. Information on our website and the SEC’s website is not incorporated into or a part of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Sales load (underwriting discounts and commissions) paid by us(1)	$	$
Proceeds to us, before expenses (2)	$	$

(1)	See “Underwriters” for a more completed description of underwriting compensation.

(2)	We estimate that we will incur offering expenses of approximately $ million, or approximately $ per share for the number of shares in this offering, in connection with this offering.

We have granted the underwriters an option to purchase up to an additional                   shares of our common stock from us, at the public offering price, less the sales load payable by us, within 30 days from the date of this prospectus. If the underwriters exercise their option in full, the total sales load will be $                  million and total proceeds to us, before expenses, will be $                  million.

The underwriters expect to deliver the common stock to purchasers on or about             , 2023.

Joint Book Running Managers

The date of this prospectus is                  , 2023.

-i-

Statistical and market data used in this prospectus has been obtained from governmental and independent industry sources and publications. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus, for which the safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act is not available. See “Special Note Regarding Forward-Looking Statements.”

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition and prospects may have changed since that date. To the extent required by applicable law, we will update this prospectus during the offering period to reflect material changes to the disclosure herein.

-ii-

Prospectus Summary

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our common stock. You should read our entire prospectus before investing in our common stock. Throughout this prospectus we refer to Kayne Anderson BDC, Inc. as “we,” “us,” “our” or the “Company,” and to “KA Credit Advisors, LLC,” our investment advisor, as the “Advisor.”

Kayne Anderson BDC, Inc.

We are a business development company (“BDC”) that invests primarily in first lien senior secured loans, with a secondary focus on unitranche and split-lien loans to privately held middle market companies. We are managed by KA Credit Advisors, LLC (the “Advisor”), an affiliate of Kayne Anderson Capital Advisors, L.P. (“Kayne Anderson”), a leading alternative investment management firm. Our Advisor and Kayne Anderson are registered with the United States Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

We are a Delaware corporation formed to make investments in middle market companies and commenced operations on February 5, 2021. We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, we intend to qualify, annually, as a regulated investment company (“RIC”) under Subchapter M of the Code.

We generally intend to distribute, out of assets legally available for distribution, substantially all of our available earnings, on a quarterly basis, as determined by our Board of Directors (the “Board”) in its sole discretion.

Investment Portfolio

Our portfolio is currently comprised of a broad mix of loans with diversity among investment size, industry focus and geography. Our Advisor’s team of professionals conducts due diligence on prospective investments during the underwriting process and is involved in structuring the credit terms of substantially all of our investments. Once an investment has been made, our Advisor closely monitors portfolio investments and takes a proactive approach identifying and addressing sector or company specific risks. Our Advisor maintains a regular dialogue with portfolio company management teams (as well as their financial sponsors, where applicable), reviews detailed operating and financial results on a regular basis (typically monthly or quarterly) and monitors current and projected liquidity needs, in addition to other portfolio management activities.

As of June 30, 2023, we had investments in 73 portfolio companies with an aggregate fair value of approximately $1,284 million, and unfunded commitments to these portfolio companies of $116 million, and our portfolio consisted of 97.4% first lien senior secured loans, 2.0% junior debt and 0.6% equity investments.

As of June 30, 2023, our weighted average yield of debt and income producing securities at fair value and amortized cost was 12.3% and 12.5%, respectively, and 100% of our debt investments at fair value were at floating rates.

As of June 30, 2023, our portfolio was invested across 27 different industries (Global Industry Classification “GICS”, Level 3 – Industry). The largest industries in our portfolio as of June 30, 2023 were Trading Companies & Distributors; Commercial Services & Supplies and Food Products, which represented, as a percentage of our portfolio of long-term investments, 13.6%, 12.0% and 10.6%, respectively, based on fair value.

As of June 30, 2023, our average position size based on the cost of investments (at the portfolio company level) was $19.6 million, and the weighted average and median last twelve months (“LTM”) EBITDA of our portfolio companies was $52.3 million and $45.9 million, respectively, based on fair value.

As of June 30, 2023, the weighted average loan-to-value1 (“LTV”) of our debt investments at the time of our initial investment was 44.6%, based on fair value.

As of June 30, 2023, none of our debt investments in portfolio companies were on non-accrual.

As of June 30, 2023, 100% of our debt investments included financial maintenance covenants.

As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private or thinly-traded companies. We may also invest up to 30% of our portfolio opportunistically in “non-qualifying” portfolio investments, such as investments in non-U.S. companies.

[1]	Represents the total par value of our debt investment relative to our estimate of the enterprise value of the underlying borrower. Given the senior secured status of nearly all of our investments, the difference between 100% and the LTV of our investment represents the percentage that our estimate of the enterprise value of the underlying borrower would need to degrade prior to a loss on our position.

Investment Objective and Strategy

Our investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in middle market companies. We define “middle market companies” as U.S.-based companies that, in general, generate between $10 million and $150 million of annual earnings before interest, taxes, depreciation and amortization, or EBITDA. Further, we refer to companies that generate between $10 million and $50 million of annual EBITDA as “core middle market companies” and companies that generate between $50 million and $150 million of annual EBITDA as “upper middle market companies.”

We intend to achieve our investment objective by investing primarily in first lien senior secured loans, with a secondary focus on unitranche and split-lien loans to privately held middle market companies. We expect at least 90% of our portfolio (including investments purchased with proceeds from borrowings) to be invested in first lien senior secured, unitranche and split-lien loans. The remaining 10% of our portfolio may be invested in equity securities (including those purchased in conjunction with other credit investments) and other opportunistic credit investments, including junior debt and other higher yielding investments. Most of these investments (i) will be made in core middle market companies, with the remainder in upper middle market companies and (ii) will generally have stated maturities of no more than six years.

We execute on our investment objective by (1) accessing the established loan sourcing channels developed by Kayne Anderson’s middle market private credit platform and investment and management team (“KAPC” or “Kayne Anderson Private Credit”), which includes an extensive network of private equity firms, other middle market lenders, financial advisors and intermediaries and management teams, (2) selecting investments within our middle market company focus, (3) implementing Kayne Anderson’s middle market private credit team’s time-tested underwriting process and (4) drawing upon the experience and resources of our Advisor’s investment team and the broader Kayne Anderson network. KAPC was established in 2011 and manages (directly and through affiliates) assets under management (“AUM”) of $5.5 billion related to middle market direct lending as of June 30, 2023.

Risk Adjusted Returns in Investment Selection

We believe our Advisor’s disciplined approach to origination, credit analysis, portfolio construction and risk management should allow us to achieve attractive risk-adjusted returns while preserving investor capital. At a high-level, our Advisor adheres to a strategy it refers to as a “value-lending philosophy”, which is comprised of several distinct areas of focus. First, this philosophy includes an explicit focus on underwriting investments in “evolutionary” not “revolutionary” markets. We tend to avoid high-growth markets as that growth profile attracts substantial capital formation and, in turn, new competition, leading to the potential for longer-term uncertainty and industry upheaval. As such, we tend to invest in markets where the winners and losers have been more-or-less decided and where we can underwrite sustainable, predictable and leverageable cashflows for the long term. Second, this philosophy seeks to structure investments conservatively, with average senior leverage (defined as senior secured debt obligations of the borrower divided by the most recent last twelve months of EBITDA) of approximately 4.2x for our portfolio as compared to average senior leverage in the middle market of approximately 4.5x2. (Source: Refinitiv LPC’s 2Q’23 Sponsored Middle Market Private Deals Analysis (July 2023)).

[2]	Calculated as simple average from 2021 through June 30, 2023; time period approximately matches commencement of our operations.

Market Opportunity

The credit investments that we hold in our portfolio generate what we believe are attractive yields, generally make quarterly interest payments to us and typically rank ahead of other debt instruments in the borrower’s capital structure. The majority of our credit investments are expected to be floating rate loans, providing a natural hedge in a higher interest rate environment. As a result of KAPC’s focus on lending at more conservative debt multiples than the broader market and to businesses that we believe should exhibit limited cyclicality, we believe that operating results for the Company’s portfolio investments will have limited correlation to price changes in the broader equity markets. This limited correlation to the broader equity markets, combined with attractive yields on senior debt investments and downside protection as a result of our first lien senior secured, unitranche and split-lien seniority in such borrower’s capital structure, are some of the reasons we find private credit investments to be compelling for our portfolio.

Long-Term Demand Drivers in the U.S. Middle Market

We expect that a number of factors will continue to drive strong demand for middle market senior credit, both by private equity owned and non-private equity owned companies, for the foreseeable future, including: (i) the sheer scale of the U.S. middle market, (ii) a significant amount of unspent middle market private equity capital and (iii) substantial recent investment activity in these markets driving future refinancings, potential acquisition / growth financing opportunities and sales by existing private equity sponsors requiring new financing for purchasers.

The universe of U.S. middle market companies consists of nearly 200,000 potential borrowers, a substantial portion of which we believe will continue to require access to debt capital to refinance existing debt, support growth and finance acquisitions. These businesses are held under an array of ownership structures including publicly and privately held companies, those held in trusts, sole proprietorships and in other structures. Together, these businesses represent approximately one-third of the U.S. private sector GDP making them equivalent to the size of the third largest economy in the world on a standalone basis and employing approximately 48 million people. These businesses are also, broadly speaking, geographically diverse and span almost all industries. Middle market companies outperformed through the financial crisis (i.e., the 2007–2010 period) by adding 2.2 million jobs across major industry sectors and U.S. geographies, demonstrating their importance to the overall health of the U.S. economy. (Source: National Center for The Middle Market’s Mid-Year 2023 Middle Market Indicator).

North American-focused private equity firms investing in these businesses held more than $1.3 trillion in un-invested capital (“dry powder”) as of year-end 2022. This amount has grown substantially over recent years, with total North American-focused private equity dry powder of approximately $400 million in 2011. We expect these private equity firms will continue to pursue acquisitions and will seek to fund a portion of these transactions with debt. Meanwhile, direct lending private capital formation pales in comparison, with total private debt dry powder of only $249 billion as of year-end 2022 (approximately 20% of North American-focused private equity dry powder). (Source: Preqin).

Additionally, we anticipate that the substantial investment activity in these markets over the last few years will drive continued financing opportunities for lenders as (i) refinancings may be required as existing loans reach stated maturity dates of five or six years from initial issuance, (ii) these businesses may seek growth capital as private equity firms execute on growth strategies and (iii) private equity firms seek to sell these businesses following execution of their growth strategies (purchasers of these businesses will likely require debt financing). As shown below, there has been at least $1.0 trillion of sponsored middle market loan volume since 2019 which we believe will drive financing activity over the coming years based on the factors described above.

Source: Refinitiv LPC’s 2Q23 Sponsored Middle Market Private Deals Analysis. Middle Market defined as issuers with revenues of $500 million and below with a total loan package of $500 million and below. Includes private equity sponsored transactions only.

Long-Term Shift to Private, Non-Bank Financings in the U.S. Middle Market

We believe that the supply of capital to middle market borrowers and private equity firms acquiring these businesses has shifted substantially to private, non-bank lenders such as ourselves due to (i) a long-term regulatory trend that has significantly reduced bank participation in leveraged finance due to stricter federal leveraged lending guidelines, (ii) consolidation of commercial banks over the last two decades, which has caused many banks to abandon the middle market as they move up-market to service larger clients, (iii) the continued up-market movement of select direct lending competitors that historically participated in core middle market financings and which now participate mostly in upper middle market financings as target hold-sizes have increased and (iv) direct lending increasing share relative to broadly syndicated financings. We believe that some of this shift away from banks and broadly syndicated financings can be attributed to borrowers valuing specific qualities of non-bank lenders including: (i) a focus on ongoing partnership as opposed to transactional arrangements, (ii) more sophisticated underwriting and originations teams and (iii) a lack of reliability exhibited by banks and more liquid market segments during periods of distress.

In support of some of the above points:

•	Number of commercial banks in the United States:

o	As of December 31, 2000: 8,255

o	As of December 31, 2014: 5,573

o	As of September 30, 2020: 4,375

Source: Federal Reserve Bank of St. Louis; tracking discontinued at September 30, 2020

•	Middle market leveraged-buy-out financing share:

o	2014: 67.1% via syndicated markets / 32.9% via direct markets

o	2022: 27.7% via syndicated markets / 72.3% via direct markets

Source: Refinitiv LPC’s 2Q’23 Sponsored Middle Market Private Deals Analysis (July 2023)

In sum, we believe there is (a) a substantial demand for loans and (b) a substantial marketplace shift towards private, non-bank lenders. We anticipate that these trends should benefit direct lenders such as ourselves.

Current Environment Favorable for Direct Lenders

Economic and geopolitical concerns have created a market dislocation in certain segments of lending markets globally with a lack of available capital to finance transaction activity. We believe this has created a substantial enhancement of the relative risk-reward profile for non-liquid private credit markets as an asset class, particularly for managers with a track record of investing through potentially uncertain economic times.

First, inflationary concerns in the United States have led the U.S. Federal Reserve to substantially increase rates, which have driven an increase in reference rates (e.g., SOFR) underpinning the pricing structure of floating rate securities from under 1.0% at year-end 2021 to over 5.30% (3-month SOFR) as of August 2023. This current increase in reference rates inures to the benefit of lenders, increasing returns to investors.

Second, global economic considerations (e.g., the risk of a near-term recessionary environment) driven in part by (i) the inflationary environment and the U.S. Federal Reserve’s response thereto, (ii) continued supply chain constraints globally and (iii) uncertainty associated with the Russian / Ukrainian conflict have created an environment in which lending institutions broadly have moderated activity. A significant portion of this pull back has occurred in the upper middle market and large syndicated markets. There has been a trickle-down effect of (a) increased opportunities for core middle market lenders to participate in larger transactions at attractive terms (both economic and structural) and (b) a general shift toward more lender-friendly terms inclusive of more conservative structures, increased economics and tightening of documentation.

Third, recent and potential near-to-medium-term turbulence in the regional banking market (such as that experienced in the first half of 2023) will likely lead to further depressed participation in commercial lending by these institutions, reducing potential competition in private markets. Separately, we believe that substantial investments in commercial real estate have been made by these same types of financial institutions and potential disruptions in the commercial real estate market may lead to regional banking players pulling further away from making direct investments in the markets in which we expect to invest.

While uncertainty associated with each of the above factors exists, we believe that, in the hands of a team with experience managing capital through multiple economic cycles, today’s climate represents an opportune time to generate attractive risk-adjusted returns in direct lending relative to nearly any asset class. In addition to commanding higher pricing, principally due to illiquidity, we believe directly negotiated middle market financings generally provide for more favorable terms to lenders than broadly syndicated loans, including more conservative leverage ratios, stronger covenants and reporting packages, better call protection and more restrictive change-of-control provisions.

Middle Market Attractiveness

While no investment is made without some level of risk, we believe that middle market direct lending (particularly in senior-focused portions of the capital structure) offers highly attractive risk-adjusted returns.

First, these investments are made at the very top of the capital structure and are the last-dollar loss. This means that there would need to be a substantial degradation in value (typically greater than 50% of the enterprise value) prior to senior lenders being at risk of loss. This leads to lower loss-rates by definition relative to other investors in these capital structures – investors “below” the senior debt incur losses at a greater rate than the senior lenders. Additionally, the types of investments in which we participate will typically include anywhere from one to five lenders in a given debt financing; this compares to the typical construction of the broadly syndicated and high-yield markets which may include a large number of lenders that may or may not have participated in the primary issuance and may or may not have competing goals. As such, we believe that the smaller “club” lending transactions in which we expect to participate inherently contain much less consensus risk, which is important for swift action and recovery to lenders in distressed scenarios.

Second, the U.S. middle market has exhibited strong and sustainable revenue growth. For most of the past ten years, revenue growth for the middle market has exceeded that of the S&P 500. While some investors in other markets may point to a “bigger is better” mentality, we believe that is not necessarily the case, as illustrated below.

Source:  S&P Global. The National Center for the Middle Market’s Middle Market Indicator.  Middle Market defined as companies with annual revenues between $10 million and $1.0 billion. Annual Middle Market revenue growth calculated as the simple average of year-over-year quarterly growth for each quarter in the years shown above.

Kayne Anderson Competitive Strengths

Kayne Anderson has been a leading investor across the middle market and has been originating and investing in senior debt instruments in the U.S. middle market since 2011. The leadership team of Kayne Anderson Private Credit has invested in these markets across multiple platforms (e.g., not only as part of KAPC) and economic cycles, working directly together as a team for the better part of three decades. KAPC’s experience over multiple decades allows it to focus on transactions in markets where it has substantial experience and where it can bring its expertise in negotiating and structuring attractive risk-adjusted returns for our investors. Other specific competitive strengths of KAPC include:

Leading U.S. Core Middle Market Debt Platform. We have benefited and expect to continue to benefit from our relationship with KAPC’s large direct lending platform through our Advisor. We believe that KAPC is one of the leading core middle market direct lending platforms in the United States, having made an average of approximately $1.7 billion in commitments in these markets per year from 2019 to 2022. Since inception and through September 30, 2023, KAPC has deployed nearly $10.5 billion of capital across 340 investments in 174 portfolio companies. Our Advisor (or an affiliate thereof) has been lead agent or co-agent in approximately 75% of investments since inception.

Experienced Credit Investors with Long Track Record. Core middle market direct lending is led by Ken Leonard (Co-CEO of the Company), Doug Goodwillie (Co-CEO of the Company) and Andy Marek (Managing Partner of KAPC), who have a combined 90+ years of lending experience, having collectively completed transactions representing over $15.0 billion in underwritten middle market loan commitments across multiple credit cycles since 2000. These three individuals have worked together directly since 2002 while Ken Leonard and Andy Marek have worked together since the late 1980’s.

The Company is led by an investment committee consisting of four members (Terry Quinn, Paul Blank, Doug Goodwillie and Ken Leonard) with average experience in credit investing in excess of 30 years. Our investment committee has overall responsibility for evaluating and unanimously approving the Company’s investments and portfolio allocations, subject to the oversight of our Board.

Sourcing Advantage and Well-Established Direct Relationship Model. We believe that KAPC’s relationship-based sourcing model provides strong access to proprietary transaction flow, allowing us to be highly selective in the transactions that we pursue. Our Advisor focuses on originating investment opportunities through defensible, differentiated channels. For the period 2021 through June 30, 2023, KAPC’s potential investment opportunities (by count) were sourced through the following channels: 56% from private equity sponsors, 33% from financial intermediaries, 6% from relationship lenders, 5% from KAPC’s existing portfolio and <1% from other channels. When considering only investments in which KAPC ultimately invested, KAPC’s investments (by count) were sourced through the following channels: 26% from private equity sponsors, 9% from financial intermediaries, 9% from relationship lenders, 56% from KAPC’s existing portfolio and 0% from other channels. This implies that approximately 67% of opportunities sourced (and 91% executed) were done so without the presence of a financial intermediary, a fact pattern placing specific emphasis on long-term relationships, reputation and certainty of execution with transaction counterparties. Importantly, we believe (based on KAPC’s experience) that our existing portfolio will continue to be an engine of new investment opportunities and will support investment flows even when broader M&A markets may have slowed.

We believe that our direct sourcing model creates repeat business and sticky relationships. Under this model, since inception, (i) greater than 90% of KAPC’s investments are in private equity sponsor backed companies, (ii) approximately 50% of KAPC’s investments were made with repeat private equity sponsors and (iii) KAPC has completed investments with more than 100 private equity sponsors.

Focus on Investing in Core Middle Market. Our leadership team and KAPC have maintained a long-term commitment to the middle market (with a specific focus on the core middle market) while many competitor firms continue to drift to the upper middle market. With extensive market knowledge and experience, we believe we are well positioned to capitalize on the current market conditions in which many middle market companies and private equity sponsors need trusted sources of financing that maintain a long-term focus on the middle market. We expect that the majority of our capital will be invested in core middle market companies (i.e., those with $10 million to $50 million of EBITDA), not only because this portion of the market is where our relationships and long-term focus lie, but also because our ability to lead or co-lead the substantial majority of our investments allows us to generate a risk-return profile that we believe has historically been more attractive than in the larger, more broadly syndicated markets. We may, however, invest in upper middle market credit as market conditions dictate (i.e., when capital market dislocations occur, and we can generate appropriate risk weighted returns).

Value-Lending Philosophy. Our Advisor specifically focuses on underwriting investments in “evolutionary” not “revolutionary” markets. We tend to avoid high-growth markets as that growth profile attracts substantial capital formation and, in turn, new competition, leading to the potential for longer-term uncertainty and industry upheaval. As such, we tend to invest in businesses that we believe have clear competitive advantages in industries that are more mature and characterized by sustainable, predictable and leverageable cashflows for the long-term while simultaneously structuring these investments more conservatively than other deals generally in the market. Lower average leverage and higher interest coverage creates less of a debt service burden on our underlying borrowers which positions our portfolio well for a prolonged higher interest rate environment. Additionally, we typically focus our investment strategy towards industries that should exhibit limited cyclicality.

Disciplined Diligence Processes, Regimented Portfolio Monitoring and Active Management. KAPC completes substantial hands-on diligence throughout its investment process, which is centered around addressing a potential portfolio company’s industry trends, competitive dynamics, customer base, economic drivers, historical financial performance, financial projections, other factors such as legal and environmental assessments as well as the strengths and weaknesses of management and / or the private equity sponsor or ownership. As an active lender and investor, KAPC will maintain continuous post-closing dialogues with portfolio company management teams and private equity sponsors where applicable. We will target a lead or co-lead agent role in a majority of our investments (KAPC has been lead or co-lead agent in approximately 75% of investments since inception), typically enabling us to lead the diligence and documentation process. Agency positions play a key role in maximizing recoveries in distressed situations, as agents typically lead negotiations with borrowers and private equity sponsors, allowing us to “control our own destiny” in these situations. Since inception, KAPC has reported realized loss rates of approximately 0.1% of average outstanding investments on an annualized basis. We currently have no investments on non-accrual.

Investment Selection

When identifying prospective investment opportunities, the Advisor intends to rely on fundamental credit analysis in order to minimize potential losses of capital. While we believe that some market participants lack a consistent ideology with respect to credit selection and analysis, we will rely on a well-defined strategy to determine overall creditworthiness of potential borrowers. The strategy has been developed and refined by our senior leadership team over decades of credit investing and involves judging a portfolio company based on two primary sets of business value characteristics (e.g. quantitatively and qualitatively measuring staying power):

●	Intrinsic Value: Key traits of a portfolio company with strong intrinsic value include (i) differentiated product or service, (ii) defensible market niche, (iii) significant market share, (iv) barriers to entry and high switching costs, (v) compelling customer value proposition and (vi) strong operating margins.

●	Diversified Value: Although the product or service may not be unique, the portfolio company has size and diversification in customers, products and end markets, such that it would be difficult to replicate. Key traits for a company with strong diversified value include (i) diversified customer base, (ii) multiple products or end markets, (iii) geographic diversity, (iv) high degree of recurring revenues, (v) strong customer retention and (vi) consistent financial results.

We intend that all investments made by us will demonstrate characteristics of Intrinsic Value and/or Diversified Value. This ensures we are choosing to support businesses that fit within our strategy and minimizes the risk of strategy drift over time. While this strategy ensures consistent application of principles across our potential investment universe, we also expect many of our investments to include the following attributes:

●	Conservative Transaction Structures. We expect the leverage profile of most of our investments to be more conservative than many other market participants, providing incremental cushion to our investments in times of broad economic slowdowns and/or disruptions in specific market segments. In general, we expect an average of approximately 50% of the total capitalization of our investments to come from equity capital or other forms investment junior to our investment position on terms acceptable to us.

●	Agency Role. We expect that we will target a lead agent role in a majority of our investments, enabling us to lead the diligence and documentation process and generate both agency and syndication fees. Agency positions also play a key role in maximizing recoveries in distressed situations, as agents typically lead negotiations with borrowers and private equity sponsors, allowing us to “control our own destiny” in these situations. Given the historical experience of our partners through multiple economic cycles over the last 30+ years, we believe that we have the necessary capabilities to manage investments through higher default rate environments and ensure maximum recovery for our investors.

●	Experienced Management Teams. Our Advisor focuses on investments in which the target portfolio company has an experienced and high-quality management team with an established track record of success.

●	Private Equity Sponsorship. Often our Advisor seeks to participate in transactions sponsored by what it believes to be high-quality private equity firms. Our Advisor believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, private equity sponsors of companies with significant investments at risk generally have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise, which could provide additional protections for our investments.

●	Diversification. Our Advisor seeks to invest broadly among companies and industries, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of our portfolio. Additionally, we categorize new investments based on historical performance through the most recent (and most relevant) economic cycles in an effort to limit our exposure to overly cyclical sectors. Investments in sectors deemed cyclical by us are typically structured with incremental conservatism relative to investments in less or non-cyclical sectors.

●	Viable Exit Strategy. In addition to payments of principal and interest, we expect refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings to be the primary methods by which our strategy will realize returns on our investments.

Corporate Structure

We are a Delaware corporation and commenced operations on February 5, 2021. The following chart depicts our ownership structure assuming consummation of this offering:

(1)	Assuming the underwriters do not exercise their option to purchase additional shares of common stock.
(2)	From time to time we may form wholly-owned subsidiaries to facilitate our normal course of business investing activities.

We partially finance our investments with borrowed money. In accordance with the 1940 Act, we are required to meet a coverage ratio of total assets (less total liabilities other than indebtedness) to total borrowings and other senior securities (and any preferred stock that we may issue in the future) of at least 150%. If this ratio declines below 150%, we cannot incur additional leverage and could be required to sell a portion of our investments to repay some leverage when it is disadvantageous to do so.

We expect to use our credit facilities and other borrowings, along with proceeds from the realization of assets in our portfolio and the proceeds of the shares of common stock issued hereby to finance our investment objectives. As of June 30, 2023, we had $641 million of indebtedness outstanding under our credit facilities and senior unsecured notes. See “Regulation” for a discussion of BDC regulation and other regulatory considerations. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations.”

We commenced our loan origination and investment activities on February 5, 2021, the date of our initial closing of our first private offering. As of June 30, 2023, we have subscription agreements with investors for an aggregate capital commitment of $875.2 million to purchase shares of common stock, of which $257.5 million is undrawn.

On           , 2023, we delivered a capital drawdown notice to our investors related to the sale of shares of common stock for an aggregate price of $           million, at our then current net asset value per share. Following this final private offering of shares of our common stock, we do not have any remaining undrawn capital commitments.

Kayne Anderson and The Advisor

Kayne Anderson

Founded in 1984, Kayne Anderson is a leading alternative investment management firm which is registered with the SEC under the Advisers Act, focused on real estate, credit, infrastructure/energy, renewables and growth capital. Kayne Anderson’s investment philosophy is to pursue niches, with an emphasis on cash flow, where its knowledge and sourcing advantages enable it to deliver above average risk-adjusted investment returns.

As of June 30, 2023, investment vehicles managed or advised by Kayne Anderson had over $32 billion in assets under management for institutional investors, family offices, high net worth and retail clients. Kayne Anderson has over 330 professionals located across five offices across the U.S. The firm has approximately 140 investment professionals, over 40 of which are dedicated to credit investing.

Kayne Anderson Private Credit

KAPC is a part of Kayne Anderson’s credit platform that operates various fund vehicles that pursue investment opportunities across several investment strategies. As of June 30, 2023, the credit platform managed over $10 billion in credit assets across three main strategies – middle market private credit (targeting senior secured loans, unitranche loans and opportunistic credit investments); liquid credit (investing in broadly syndicated leveraged loans and high yield bonds), and real estate private credit (targeting debt investments secured by real estate assets). As of June 30, 2023, of the $10 billion in credit assets under management, $5.5 billion relates to middle market direct lending.

KAPC’s integrated and scaled platform combines direct origination, strong fundamental credit analysis and relative-value perspective.

The Advisor – KA Credit Advisors, LLC

Our investment activities are managed by our Advisor, an investment advisor that is registered with the SEC under the Advisers Act pursuant to an investment advisory agreement between us and the Advisor (the “Investment Advisory Agreement”). Our Advisor is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring our investments and portfolio companies on an ongoing basis. While we do not have any employees, the Advisor and its affiliates have a team of approximately 41 investment professionals who are primarily focused on private credit investments. The investment team is supported by a team of finance, legal, compliance, operations and administrative professionals.

The principal executive offices of our Advisor are located at 811 Main Street, 14th Floor, Houston, Texas 77002.

Investment Advisory Agreement

On February 5, 2021, the Company entered into an Investment Advisory Agreement with its Advisor. Pursuant to the Investment Advisory Agreement with its Advisor, the Company will pay its Advisor a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The Advisor may, from time-to-time, grant waivers on the Company’s obligations, including waivers of the base management fee and/or incentive fee, under the Investment Advisory Agreement. The Investment Advisory Agreement may be terminated by either party with 60 days’ written notice. On March 7, 2023, the Board approved a one-year renewal of the Investment Advisory Agreement through March 15, 2024. See “Management and Other Agreements – Investment Advisory Agreement.”

Base Management Fee

Upon completion of this offering, the base management fee will be calculated at an annual rate of           of the fair market value of the Company’s investments.

Prior to the consummation of this offering, the base management fee is calculated at an annual rate of 0.90% of the fair market value of the Company’s investments.

The base management fee will be payable quarterly in arrears and calculated based on the average of the Company’s fair market value of investments, at the end of the two most recently completed calendar quarters, including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase. Base management fees for any partial quarter will be appropriately pro-rated.

Incentive Fee

The Company will also pay the Advisor an incentive fee. The incentive fee will consist of two parts—an incentive fee on income and an incentive fee on capital gains. Described in more detail below, these components of the incentive fee will be largely independent of each other with the result that one component may be payable even if the other is not.

Incentive Fee on Income

The incentive fee based on income (the “income incentive fee”) is determined and paid quarterly in arrears in cash (subject to the limitations described in “Payment of Incentive Fees” below). The Company’s quarterly pre-incentive fee net investment income must exceed a return of 1.50% of the Company’s net asset value (“NAV”) at the end of the immediately preceding calendar quarter (6.0% annualized but not compounded) (the “Hurdle Amount”) in order for the Company to receive an income incentive fee. The income incentive fee is calculated as follows:

●	After this offering: 100% of the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter in excess of % of the Company’s NAV at the end of the immediately preceding calendar quarter until the Advisor has received % of the total pre-incentive fee net income for that calendar quarter and, for pre-incentive fee net investment income in excess of %, % of all remaining pre-incentive fee net investment income for that quarter.

●	Prior to this offering: 100% of our pre-incentive fee net investment income for the immediately preceding calendar quarter in excess of 1.50% of the Company’s NAV at the end of the immediately preceding calendar quarter until the Advisor has received 10% of the total pre-incentive fee net income for that calendar quarter and, for pre-incentive fee net investment income in excess of 1.6667%, 10% of all remaining pre-incentive fee net investment income for that quarter.

Incentive Fee on Capital Gains

The incentive fee on capital gains (the “capital gains incentive fee”) will be calculated and payable in arrears in cash as follows:

●	After this offering: % of the Company’s realized capital gains, if any, on a cumulative basis from formation through the end of a given calendar year or upon termination of the Investment Advisory Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

●	Prior to this offering: 10% of the Company’s realized capital gains, if any, on a cumulative basis from formation through (a) the day before this offering, (b) upon consummation of a Liquidity Event or (c) upon the termination of the Investment Advisory Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis. For the purpose of computing the capital gain incentive fee, the calculation methodology will look through derivative financial instruments or swaps as if the Company owned the reference assets directly.

Payment of Incentive Fees

Prior to this offering, any incentive fees earned by the Advisor shall accrue as earned but only become payable in cash to the Advisor upon consummation of this offering. As of June 30, 2023, the Company had incurred incentive fees of $9.3 million that will become payable upon consummation of this offering. To the extent the Company does not complete this offering, the incentive fees will be payable to the Advisor (a) upon consummation of a sale of the Company or (b) once substantially all the proceeds from a Company liquidation payable to the Company’s stockholders have been distributed to such stockholders.

The Administrator

On February 5, 2021, the Company entered into an Administration Agreement with its Advisor, which serves as its Administrator and will provide or oversee the performance of its required administrative services and professional services rendered by others, which will include (but are not limited to), accounting, payment of our expenses, legal, compliance, operations, technology and investor relations, preparation and filing of its tax returns, and preparation of financial reports provided to its stockholders and filed with the SEC. On March 7, 2023, the Board approved a one-year renewal of the Administration Agreement through March 15, 2024.

The Company will reimburse the Administrator for its costs and expenses incurred in performing its obligations under the Administration Agreement, which may include, after completion of this offering, its allocable portion of office facilities, overhead, and compensation paid to or compensatory distributions received by its officers (including our Chief Compliance Officer and Chief Financial Officer) and its respective staff who provide services to the Company. As the Company reimburses the Administrator for its expenses, the Company will indirectly bear such cost. The Administration Agreement may be terminated by either party with 60 days’ written notice.

On March 28, 2023, the Administrator engaged Ultimus Fund Solutions, LLC under a sub-administration agreement to assist the Administrator in performing certain of its administrative duties effective in the second quarter of 2023. The Administrator may enter into additional sub-administration agreements with third-parties to perform other administrative and professional services on behalf of the Administrator. See “Management and Other Agreements – Investment Advisory Agreement.”

Policies and Procedures for Managing Conflicts

The Advisor and its affiliates have policies and procedures in place designed to manage the potential conflicts of interest between our Advisor’s fiduciary obligations to us and its similar fiduciary obligations to other clients. For example, such policies and procedures are designed to ensure that investment opportunities are generally allocated on a pro rata basis based on each account’s capital available for investment. An investment opportunity that is suitable for multiple clients of our Advisor and its affiliates may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. We can offer no assurance that the efforts of our Advisor and its affiliates to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Our investors should not expect all conflicts of interest to be resolved in our favor.

Allocation of Investment Opportunities and Exemptive Relief

We make investments alongside certain entities and accounts advised by our Advisor and its affiliates. Under the 1940 Act, we are prohibited from knowingly participating in certain joint transactions with our affiliates without the prior approval of the independent directors and, in some cases, prior approval by the SEC. However, we generally make investments alongside affiliated entities and accounts pursuant to exemptive relief granted by the SEC to us, our Advisor, and certain of our affiliates on February 4, 2020. Pursuant to such exemptive relief, and subject to certain conditions, we are permitted to co-invest in the same security with our affiliates in a manner that is consistent with our investment objective, investment strategy, regulatory consideration and other relevant factors. If opportunities arise that would otherwise be appropriate for us and an affiliate to purchase different securities in the same issuer, our Advisor will need to decide which account will proceed with such investment. Our Advisor’s investment allocation policy incorporates the conditions of exemptive relief to seek to ensure that investment opportunities are allocated in a manner that is fair and equitable.

Corporate Information

Our principal executive offices are located at 811 Main Street, 14th Floor, Houston, Texas, 77002 and our telephone number is (713) 493-2020. Our corporate website is located at www.kaynebdc.com. Information on our website and the SEC’s website is not incorporated into or a part of this prospectus.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We expect to remain an emerging growth company for up to five years following the completion of this offering or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues equal or exceed $1.235 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

Summary of Risk Factors

Investing in our shares of common stock involves a number of significant risks. You should carefully consider information found in the section entitled “Risk Factors” and elsewhere in this prospectus. Some of the risks involved in investing in our shares of common stock include:

Risks Relating to Our Business and Structure

●	We have a limited operating history.

●	We intend to use debt to finance our investments and changes in interest rates will affect our cost of capital and net investment income.

●	Our business model depends to a significant extent upon strong referral relationships with private equity sponsors, financial intermediaries, direct lending institutions and other counterparties that are active in our markets. Any inability of the Advisor to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

●	Our financial condition, results of operations and cash flows depend on our ability to manage our business and future growth effectively.

●	There are significant potential conflicts of interest that could affect our investment returns.

●	Conflicts related to obligations the Advisor’s investment committee, the Advisor or its affiliates have to other clients and conflicts related to fees and expenses of such other clients.

●	Our management and incentive fee structure may create incentives for the Advisor that are not fully aligned with the interests of our stockholders and may induce the Advisor to make speculative investments.

●	We generally may make investments that could give rise to a conflict of interest and our ability to enter into transactions with our affiliates will be restricted.

●	We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.

●	We will be subject to corporate-level income tax if we are unable to qualify as a RIC.

●	We may need to raise additional capital to grow because we must distribute most of our income.

●	We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.

●	Adverse developments in the credit markets may impair our ability to enter into new debt financing arrangements.

●	Failure to qualify as a BDC would decrease our operating flexibility.

●	The majority of our portfolio investments are recorded at fair value as determined in good faith by our Advisor and, as a result, there may be uncertainty as to the value of our portfolio investments.

●	Our Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, and we may temporarily deviate from our regular investment strategy.

●	We will incur significant costs as a result of being registered under the Exchange Act.

●	Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act would adversely affect us and the value of our shares of common stock.

●	We are highly dependent on information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the value of our shares of common stock and our ability to pay distributions.

Risks Relating to Our Investments

●	Rising interest rates could affect the value of our investments and make it more difficult for portfolio companies to make periodic payments on their loans.

●	Our business is dependent on bank relationships and recent strain on the banking system may adversely impact us.

●	Economic recessions or downturns could impair our portfolio companies and defaults by our portfolio companies will harm our operating results.

●	Our debt investments may be risky and we could lose all or part of our investments.

●	We may invest in highly leveraged companies, which could cause you to lose all or part of your investment.

●	We may hold the debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings.

●	Our investments in private middle market companies are risky, and you could lose all or part of your investment.

●	The lack of liquidity in our investments may adversely affect our business.

●	Our prospective portfolio companies may prepay loans, which may reduce our yields if capital returned cannot be invested in transactions with equal or greater expected yields.

●	Our prospective portfolio companies may be unable to repay or refinance outstanding principal on their loans at or prior to maturity, and rising interest rates may make it more difficult for portfolio companies to make periodic payments on their loans.

●	Our portfolio may be concentrated in a limited number of portfolio companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt instruments or if there is a downturn in a particular industry.

●	There is no assurance that portfolio company management will be able to operate their companies in accordance with our expectations.

Risks Relating to Our Common Stock

●	Prior to this offering, there has been no public market for our shares of common stock, and we cannot assure you that a market for our shares of common stock will develop or that the market price of our shares of common stock will not decline following the offering. Our share of common stock price may be volatile and may fluctuate substantially.

●	Sales of substantial amounts of our shares of common stock in the public market may have an adverse effect on the market price of our shares of common stock.

●	Trading in our shares may be limited and our shares may trade below NAV.

●	During extended periods of capital market disruption and instability, there is a risk that you may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital.

●	Our stockholders may experience dilution in their ownership percentage.

General Risk Factors

●	Global economic, political and market conditions, including uncertainty about the financial stability of the United States, could have a significant adverse effect on our business, financial condition and results of operations.

●	Political, social and economic uncertainty, including uncertainty related to the COVID-19 pandemic, creates and exacerbates risks.

●	We may experience fluctuations in our quarterly operating results.

THE OFFERING SUMMARY

Common Stock Offered by Us	shares (or shares if the underwriters exercise their option to purchase additional shares of our common stock).

Common Stock to be Outstanding after this Offering	shares (or shares if the underwriters exercise their option to purchase additional shares of our common stock).

Use of Proceeds

Our net proceeds from this offering will be approximately $                 , or approximately $                 if the underwriters exercise their option to purchase additional shares of our common stock, based on an offering price of $                 per share, (the mid-point range of the estimated initial public offering price range).

We intend to use the net proceeds from this offering to pay down some of our existing indebtedness, to make investments in accordance with our investment objectives and for general corporate purposes.

See “Use of Proceeds.”

Proposed Symbol on the New York Stock Exchange	“KBDC”

Distributions

We intend to make quarterly distributions to our stockholders. Our distributions, if any, are determined by our Board. All future distributions will be subject to lawfully available funds therefor, and we can offer no assurance that we will be able to declare such distributions in future periods.

We intend to timely distribute to our stockholders substantially all of our annual taxable income for each year, except that we may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, we may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. The distributions we pay to our stockholders in a year may exceed our taxable income for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The specific tax characteristics of our distributions will be reported to stockholders after the end of the calendar year. See “Distributions.”

Taxation

We have elected to be treated as a RIC for U.S. federal income tax purposes, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. Our tax treatment as a RIC will enable us to deduct qualifying distributions to our stockholders, so that we will be subject to corporate-level U.S. federal income taxation only in respect of earnings that we retain and do not distribute.

To maintain our status as a RIC and to avoid being subject to corporate-level U.S. federal income taxation on our earnings, we must, among other things:

●    maintain our election under the 1940 Act to be treated as a BDC;

●     derive in each taxable year at least 90% of our gross income from dividends, interest, gains from the sale or other disposition of stock or securities and other specified categories of investment income; and

●    maintain diversified holdings.

In addition, to receive tax treatment as a RIC, we must distribute (or be treated as distributing) in each taxable year dividends for tax purposes equal to at least 90% of the sum of our investment company taxable income (which is generally our ordinary income plus the excess, if any, of our realized net short-term capital gains over our realized net long-term capital losses) and net tax-exempt income for that taxable year.

As a RIC, we generally will not be subject to corporate-level U.S. federal income tax on our investment company taxable income and net capital gains that we distribute to stockholders. If we fail to distribute our investment company taxable income or net capital gains on a timely basis, we will be subject to a non-deductible 4% U.S. federal excise tax. See “Distributions” and “Certain U.S. Federal Income Tax Considerations.”

Leverage

As a BDC, we are permitted under the 1940 Act to borrow funds or issue “senior securities” to finance a portion of our investments. As a result, we are exposed to the risks of leverage, which may be considered a speculative investment technique.

We finance our investments with borrowed money. In accordance with the 1940 Act, we are required to meet a coverage ratio of total assets (less total liabilities other than indebtedness) to total borrowings and other senior securities (and any preferred stock that we may issue in the future) of at least 150%. If this ratio declines below 150%, we cannot incur additional leverage and could be required to sell a portion of our investments to repay some leverage when it is disadvantageous to do so.

As of June 30, 2023, our asset coverage ratio was 201%. Following the receipt of proceeds from the capital call drawdown notice we delivered on          and from this offering and the repayment of indebtedness upon receipt of these proceeds, we expect our asset coverage ratio to be approximately          % based on the value of our total assets as of         , 2023.

Dividend reinvestment plan

We have adopted an “opt-out” dividend reinvestment plan that provides for the reinvestment of dividends and other distributions on behalf of our stockholders unless a stockholder elects to receive cash. See “Dividend Reinvestment Plan.”

Investment Advisory Fees

Pursuant to the Investment Advisory Agreement with its Advisor, the Company will pay its Advisor a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The Advisor may, from time-to-time, grant waivers on the Company’s obligations, including waivers of the base management fee and/or incentive fee, under the Investment Advisory Agreement. The Investment Advisory Agreement may be terminated by either party with 60 days’ written notice.

On March 7, 2023, the Board approved a one-year renewal of the Investment Advisory Agreement through March 15, 2024.

Base Management Fee

Upon completion of this offering, the base management fee will be calculated at an annual rate of              % of the fair market value of the Company’s investments.

Prior to the consummation of this offering, the base management fee is calculated at an annual rate of 0.90% of the fair market value of the Company’s investments.

The base management fee will be payable quarterly in arrears and calculated based on the average of the Company’s fair market value of investments, at the end of the two most recently completed calendar quarters, including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase. Base management fees for any partial quarter will be appropriately pro-rated.

Incentive Fees

The Company will also pay the Advisor an incentive fee. The incentive fee will consist of two parts—an incentive fee on income and an incentive fee on capital gains. Described in more detail below, these components of the incentive fee will be largely independent of each other with the result that one component may be payable even if the other is not.

Incentive Fee on Income

The incentive fee based on income (the “income incentive fee”) is determined and paid quarterly in arrears in cash (subject to the limitations described in “Payment of Incentive Fees” below). The Company’s quarterly pre-incentive fee net investment income must exceed a return of             % of the Company’s net asset value (“NAV”) at the end of the immediately preceding calendar quarter (             % annualized but not compounded) (the “Hurdle Amount”) in order for the Company to receive an income incentive fee. The income incentive fee is calculated as follows:

●      After this offering: 100% of the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter in excess of               % of the Company’s NAV at the end of the immediately preceding calendar quarter until the Advisor has received               % of the total pre-incentive fee net income for that calendar quarter and, for pre-incentive fee net investment income in excess of               %,               % of all remaining pre-incentive fee net investment income for that quarter.

●     Prior to this offering: 100% of our pre-incentive fee net investment income for the immediately preceding calendar quarter in excess of 1.50% of the Company’s NAV at the end of the immediately preceding calendar quarter until the Advisor has received 10% of the total pre-incentive fee net income for that calendar quarter and, for pre-incentive fee net investment income in excess of 1.6667%, 10% of all remaining pre-incentive fee net investment income for that quarter.

Incentive Fee on Capital Gains

The incentive fee on capital gains (the “capital gains incentive fee”) will be calculated and payable in arrears in cash as follows:

●      After this offering:               % of the Company’s realized capital gains, if any, on a cumulative basis from formation through the end of a given calendar year or upon termination of the Investment Advisory Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

●      Prior to this offering: 10% of the Company’s realized capital gains, if any, on a cumulative basis from formation through (a) the day before this offering, (b) upon consummation of a Liquidity Event or (c) upon the termination of the Investment Advisory Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis. For the purpose of computing the capital gain incentive fee, the calculation methodology will look through derivative financial instruments or swaps as if the Company owned the reference assets directly.

See “Management and Other Agreements – Investment Advisory Agreement”
Administration Agreement

The Company entered into an Administration Agreement with its Advisor, which serves as its Administrator and will provide or oversee the performance of its required administrative services and professional services rendered by others, which will include (but are not limited to), accounting, payment of our expenses, legal, compliance, operations, technology and investor relations, preparation and filing of its tax returns, and preparation of financial reports provided to its stockholders and filed with the SEC.

On March 7, 2023, the Board approved a one-year renewal of the Administration Agreement through March 15, 2024.

The Company will reimburse the Administrator for its costs and expenses incurred in performing its obligations under the Administration Agreement, which may include, after completion of this offering, its allocable portion of office facilities, overhead, and compensation paid to or compensatory distributions received by its officers (including our Chief Compliance Officer and Chief Financial Officer) and its respective staff who provide services to the Company. As the Company reimburses the Administrator for its expenses, the Company will indirectly bear such cost. The Administration Agreement may be terminated by either party with 60 days’ written notice.

On March 28, 2023, the Administrator engaged Ultimus Fund Solutions, LLC under a sub-administration agreement to assist the Administrator in performing certain of its administrative duties effective in the second quarter of 2023. The Administrator may enter into additional sub-administration agreements with third-parties to perform other administrative and professional services on behalf of the Administrator.

See “Management and Other Agreements —Administration Agreement.”

Trading at a Discount	Shares of closed-end investment companies, including BDCs frequently trade at a discount to their net asset value. We are not generally able to issue and sell our common stock at a price below our net asset value per share unless we have shareholder approval. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value. See “Risk Factors.”

Sub-Administrator, Fund Accountant and Custodian, Transfer and Dividend Paying Agents and Registrar	U.S. Bank N.A. serves as our custodian. Ultimus Fund Solutions, LLC acts as our sub-administrator, fund accountant, transfer agent and dividend disbursing agent for our shares of common stock.

Available Information

This prospectus constitutes a part of a registration statement on Form N-2 that we have filed with the SEC under the Securities Act. This registration statement contains additional information about us and the shares of our common stock being offered by this prospectus. We are also required to file periodic reports, current reports, proxy statements and other information with the SEC. This information is available on the SEC’s website at www.sec.gov.

We maintain a website at www.kaynebdc.com and make all of our periodic and current reports, proxy statements and other information available, free of charge, on or through our website. Information on our website is not incorporated into or part of this prospectus. You may also obtain such information free of charge by contacting us in writing at 811 Main Street, 14th Floor, Houston, Texas 77002, Attention: Kayne Anderson BDC, Inc., or by phone at (713) 493-2020.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under “Annual Expenses” are based on estimated amounts assuming the Company’s capital structure and asset levels as of           , 2023 and assume that we issue           shares of common stock in the offering, based on an offering price of $             per share (the mid-point range of the estimated initial public offering price range). The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “the Company” or that “we” will pay fees or expenses, you will indirectly bear these fees or expenses as an investor in the Company.

Stockholder Transaction Expenses:
Sales Load (as a percentage of offering price) (1)	%
Offering expenses (as a percentage of offering price) (2)	%
Dividend Reinvestment Plan Expenses (3)	%
Total Stockholder Transaction Expenses (as a percentage of offering price)	%
Annual Expenses (as a percentage of net assets attributable to common stock) (4)

Annual Expenses:
Management Fees (5)	%
Incentive Fees (6)	%
Interest Payments on Borrowed Funds (7)	%
Other Expenses (8) (9)	%
Total Annual Expenses	%
Management Fee Waiver
Total Net Annual Expenses	%

(1)	The sales load (underwriting discount and commission) with respect to the shares of common stock sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering.

(2)	Amount reflects estimated offering expenses of approximately $ million.

(3)	The expenses of the dividend reinvestment plan are included in “other expenses” in the table above. For additional information, see “Dividend Reinvestment Plan.”

(4)	Weighted average net assets employed as the denominator for expense ratio computation is $ million.

(5)	Upon completion of this offering, the base management fee will be calculated at an annual rate of % of the fair market value of our investments including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase. If borrowed funds or other forms of leverage utilized to finance our investments is greater than a debt-to-equity ratio of 1.0x, the base management fee will be % of the fair market value of the portion of our investments financed with borrowed funds or other forms of leverage above a 1.0x debt-to-equity ratio. See “Management and Other Agreements – Investment Advisory Agreement – Administration Agreement”

(6)	The Incentive Fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on our income and a portion is based on our capital gains. The table reflects each incentive fee calculated at a rate of 15.0%. See “Management and Other Agreements – Payment of Incentive Fees.”

(7)	Interest payments on borrowed funds represents an estimate of our annualized interest expense based on borrowings under the Credit Facilities and the Notes. The assumed weighted average interest rate on our total debt outstanding was. We may borrow additional funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. We may also issue additional debt securities or preferred shares, subject to our compliance with applicable requirements under the Investment Company Act.

(8)	Includes our general and administrative expenses, professional fees and director fees. See “Management and Other Agreements— Investment Advisory Agreement; Administration Agreement.”

(9)	Estimated.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our shares of common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. Offering expenses are included in the following example.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return resulting entirely from net investment income(1)	$	$	$	$
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return resulting entirely from net realized capital gains(2)	$	$	$	$

(1)	The income based incentive fee is subject to a 6% hurdle. Accordingly, no incentive fee would be payable in this example.

(2)	Assumes no unrealized capital depreciation or realized capital losses and 5% annual return on our portfolio resulting entirely from net realized capital gains (and therefore subject to the capital gains incentive fee).

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. There is no incentive compensation either on income or on capital gains under our Investment Advisory Agreement assuming a 5% annual return and therefore it is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive compensation of a material amount, our distributions to our stockholders and our expenses would likely be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by               . See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

FINANCIAL HIGHLIGHTS

The following table of financial highlights is intended to help a prospective investor understand the Company’s financial performance for the periods shown. The financial data set forth in the following table as of and for the years ended December 31, 2022 and 2021 are derived from our consolidated financial statements, which have been audited by                     , an independent registered public accounting firm whose reports thereon are included in this prospectus. The financial data set forth in the following table as of and for the six months ended June 30, 2023 and 2022 have been derived from unaudited financial data, but in the opinion of our management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results for such interim periods. Interim results at and for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

Amounts in thousands, except share and per share amounts:

	For the six months ended June 30,		For the year ended December 31,
Per Common Share Operating Performance (1)	2023	2022	2022	2021
Net Asset Value, Beginning of Period(2)	$16.50	$16.22	$16.22	$14.86

Results of Operations:
Net Investment Income	1.10	0.58	1.48	0.94
Net Realized and Unrealized Gain (Loss) on Investments(3)	(0.02)	0.01	0.14	1.28
Net Increase (Decrease) in Net Assets Resulting from Operations	1.08	0.59	1.62	2.22
Distributions to Common Stockholders Distributions	(1.00)	(0.26)	(1.34)	(0.86)
Net Decrease in Net Assets Resulting from Distributions	(1.00)	(0.26)	(1.34)	(0.86)
Net Asset Value, End of Period	$16.58	$16.55	$16.50	$16.22

Shares Outstanding, End of Period	39,013,826	23,550,054	35,879,291	19,227,902
Long-Term Investments, at Fair Value, End of Period	$1,283,951	$717,964	$1,165,119	$578,445

Ratio/Supplemental Data
Net assets, end of period	$646,926	$389,763	$592,041	$311,969
Weighted-average shares outstanding	37,425,525	22,964,415	27,184,302	10,718,083
Total Return(4)	6.6%	3.6%	10.3%	14.2%
Portfolio turnover	5.1%	6.9%	17.6%	31.3%
Ratio of operating expenses to average net assets(5)	11.9%	6.4%	7.9%	5.8%
Ratio of net investment income (loss) to average net assets(5)	13.5%	7.4%	9.1%	6.8%

(1)	The per common share data was derived by using weighted average shares outstanding.

(2)	On February 5, 2021, the initial offering price of $15.00 per share less $0.14 per share of organizational costs.

(3)

Realized and unrealized gains and losses per share in this caption are balancing amounts necessary to reconcile the change in net asset value per share for the period and may not reconcile with the aggregate gains and losses in the Consolidated Statement of Operations due to share transactions during the period.

For the six months ended June 30, 2023 and 2022, such share transactions include the effect of share issuances of $0.00 and $0.01 per share, respectively. For the years ended December 31, 2022 and 2021, such share transactions include the effect of share issuances of $0.04 and $0.19 per share, respectively. During these periods, shares were issued at prices that reflect the aggregate amount of the Company’s initial organizational and offering expenses. As a result, investors subscribing after the initial capital call are allocated organizational expenses consistently with all stockholders.

(4)	Total return is calculated as the change in net asset value (“NAV”) per share during the period, plus distributions per share (if any), divided by the beginning NAV per share. The calculation also assumes reinvestment of dividends at actual prices pursuant to the Company’s dividend reinvestment plan. Total return is not annualized.

(5)	The ratios reflect an annualized amount, except in the case of non-recurring expenses (e.g. initial organizational expense of $175 for the period February 5, 2021 (commencement of operations) through December 31, 2021).

RISK FACTORS

Investing in our shares of common stock involves a number of significant risks. Before you invest in our shares of common stock, you should be aware of various risks, including those described below. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our NAV could decline, and you may lose all or part of your investment. The risk factors described below are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

Risks Relating to Our Business and Structure

We have a limited operating history.

We commenced operations in February 2021. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective, that we will not qualify or maintain our qualification to be treated as a RIC, and that the value of your investment could decline substantially.

The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to certain of the other investment vehicles managed by our Advisor and its affiliates. BDCs are required, for example, to invest at least 70% of their total assets primarily in securities of U.S. private or thinly traded public companies, cash, cash equivalents, U.S. government securities and other high-quality debt instruments that mature in one year or less from the date of investment. Moreover, qualification for taxation as a RIC requires satisfaction of source-of-income, asset diversification and distribution requirements. Our Advisor has a limited operating history under these constraints, which may hinder our ability to take advantage of attractive investment opportunities and to achieve our investment objective.

We intend to use debt to finance our investments and changes in interest rates will affect our cost of capital and net investment income.

We intend to borrow money or issue debt securities or preferred stock to make investments. As a result, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds or pay interest or distributions on such debt securities or preferred stock and the rate at which we invest these funds. In addition, we anticipate that many of our debt investments and borrowings will have floating interest rates that reset on a periodic basis, and many of our investments will be subject to interest rate floors. As a result, a significant change in market interest rates could have a material adverse effect on our net investment income. As of August 31, 2023, the Federal Reserve raised the federal funds rate eleven times since March 2022 and has signaled that further increases may happen in an effort to control inflation. In periods of rising interest rates, our cost of funds will increase because we expect that the interest rates on the majority of amounts we borrow will be floating, which could reduce our net investment income to the extent any of our debt investments have fixed interest rates. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act and applicable commodities laws. These activities may limit our ability to benefit from lower interest rates with respect to hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

Further, if interest rates continue to rise, there is also a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.

A rise in the general level of interest rates typically will also lead to higher interest rates applicable to our debt investments, which may increase the amount of incentive fees payable to our Advisor. Also, an increase in interest rates available to investors could make an investment in our shares of common stock less attractive if we are not able to increase our distribution rate, which could reduce the value of our shares of common stock.

Government intervention in the credit markets could adversely affect our business.

The central banks and, in particular, the U.S. Federal Reserve, have taken unprecedented steps since the financial crises of 2008-2009, the COVID-19 global pandemic and in response to inflationary pressures. It is impossible to predict if, how, and to what extent the United States and other governments would further intervene in credit markets. Such intervention is often prompted by politically sensitive issues involving family homes, student loans, real estate speculation, credit card receivables, pandemics, etc., and could, as a result, be contrary to what we would predict from an “economically rational” perspective.

On the other hand, recent governmental intervention could mean that the willingness of governmental bodies to take additional extraordinary action is diminished. As a result, in the event of near-term major market disruptions, like those caused by the COVID-19 pandemic, there might be only limited additional government intervention, resulting in correspondingly greater market dislocation and materially greater market risk.

Downgrades of the U.S. credit rating, impending automatic spending cuts or government shutdowns could negatively impact our liquidity, financial condition and earnings.

The U.S. debt ceiling and budget deficit concerns have increased the possibility of credit-rating downgrades or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, including, most recently, in June 2023, ratings agencies have threatened to lower the long-term sovereign credit rating on the United States. The legislation suspends the debt ceiling through early 2025 unless Congress takes legislative action to further extend or defer it.

The impact of the increased debt ceiling and/or downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. Absent further quantitative easing by the Federal Reserve, these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

The alternative reference rates that have replaced LIBOR in our credit arrangements and other financial instruments may not yield the same or similar economic results as LIBOR over the life of such transactions.

LIBOR is an index rate that historically was widely used in lending transactions and was a common reference rate for setting the floating interest rate on private loans. LIBOR was typically the reference rate used in floating-rate loans extended to our portfolio companies.

The ICE Benchmark Administration (“IBA”) (the entity that is responsible for calculating LIBOR) ceased providing overnight, one, three, six and twelve months USD LIBOR tenors on June 30, 2023. In addition, the United Kingdom's Financial Conduct Authority (“FCA"), which oversees the IBA, now prohibits entities supervised by the FCA from using LIBOR, including USD LIBOR, except in very limited circumstances.

In the United States, the Secured Overnight Reference Financing Rate (“SOFR”) is the preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. SOFR is published by the Federal Reserve Bank of New York each U.S. Government Securities Business Day, for transactions made on the immediately preceding U.S. Government Securities Business Day. Alternative reference rates that may replace LIBOR, including SOFR for USD transactions, may not yield the same or similar economic results as LIBOR over the lives of such transactions.

As of the filing date of this prospectus, substantially all of our loans that referenced LIBOR have been amended to reference the forward-looking term rate published by CME Group Benchmark Administration Limited based on the secured overnight financing rate (“CME Term SOFR”). CME Term SOFR rates are forward-looking rates that are derived by compounding projected overnight SOFR rates over one, three, and six months taking into account the values of multiple consecutive, executed, one-month and three-month CME Group traded SOFR futures contracts and, in some cases, over-the-counter SOFR Overnight Indexed Swaps as an indicator of CME Term SOFR reference rate values. CME Term SOFR and the inputs on which it is based are derived from SOFR. Because CME Term SOFR is a relatively new market rate, there will likely be no established trading market for credit agreements or other financial instruments when they are issued, and an established market may never develop or may not be liquid. Market terms for instruments referencing CME Term SOFR rates may be lower than those of later-issued CME Term SOFR indexed instruments. Similarly, if CME Term SOFR does not prove to be widely used, the trading price of instruments referencing CME Term SOFR may be lower than those of instruments indexed to indices that are more widely used.

There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in loans referencing SOFR. If the manner in which SOFR or CME Term SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on such loans and the trading prices of the SOFR Loans. In addition, there can be no guarantee that loans referencing SOFR or CME Term SOFR will continue to reference those rates until maturity or that, in the future, our loans will reference benchmark rates other than CME Term SOFR. Should any of these events occur, our loans, and the yield generated thereby, could be affected. Specifically, the anticipated yield on our loans may not be fully realized and our loans may be subject to increased pricing volatility and market risk.

We depend upon our Advisor and Administrator for our success and upon their access to the investment professionals and partners of Kayne Anderson and its affiliates.

Our portfolio is subject to management risk because it is actively managed. Our Advisor applies investment techniques and risk analyses in making investment decisions for us, but there can be no guarantee that they will produce the desired results.

We do not have any internal management capacity or employees. We depend upon Kayne Anderson’s key personnel for our future success and upon their access to certain individuals and investment opportunities to execute on our investment objective. In particular, we depend on the diligence, skill and network of business contacts of our portfolio managers, who evaluate, negotiate, structure, close and monitor our investments. These individuals manage a number of investment vehicles on behalf of Kayne Anderson and, as a result, do not devote all of their time to managing us, which could negatively impact our performance. Furthermore, these individuals do not have long-term employment contracts with Kayne Anderson, although they do have equity interests and other financial incentives to remain with Kayne Anderson. We also depend on the senior management of Kayne Anderson. The departure of any of our portfolio managers or the senior management of Kayne Anderson could have a material adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that our Advisor will remain our investment advisor or that we will continue to have access to Kayne Anderson’s industry contacts and deal flow. This could have a material adverse effect on our financial condition, results of operations and cash flows.

We depend on the diligence, skill and network of business contacts of the professionals available to our Administrator to carry out the administrative functions necessary for us to operate, including the ability to select and engage sub-administrators and third-party service providers. We can offer no assurance, however, that the professionals of the Administrator will continue to provide administrative services to us. This could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business model depends to a significant extent upon strong referral relationships with private equity sponsors, financial intermediaries, direct lending institutions and other counterparties that are active in our markets. Any inability of the Advisor to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We depend upon the Advisor’s and its affiliates relationships with private equity sponsors, financial intermediaries, direct lending institutions and other counterparties that are active in our markets, and we intend to rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Advisor fails to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the principals of the Advisor and its affiliates have relationships are not obligated to provide us with investment opportunities, and, therefore, we can offer no assurance that these relationships will generate investment opportunities for us in the future.

We may not replicate the historical results achieved by other entities managed by members of the Advisor’s investment committee, the Advisor or its affiliates.

Our investments may differ from those of existing accounts that are or have been managed by members of the Advisor’s investment committee, the Advisor or affiliates of the Advisor. Subject to the requirements of the 1940 Act, we may consider co-investing in portfolio investments with other accounts managed by members of the Advisor’s investment committee, the Advisor or its affiliates. Any such investments are subject to regulatory limitations and approvals by directors who are not “interested persons,” as defined in the 1940 Act. We can offer no assurance, however, that we will obtain such approvals or develop opportunities that comply with such limitations. We also cannot assure you that we will replicate the historical results achieved for other Kayne Anderson funds managed by members of the Advisor’s investment committee, and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods. Additionally, all or a portion of the prior results may have been achieved in particular market conditions which may never be repeated. Moreover, current or future market volatility and regulatory uncertainty may have an adverse impact on our future performance.

Our financial condition, results of operations and cash flows depend on our ability to manage our business and future growth effectively.

Our ability to achieve our investment objective depends on our ability to manage our business and grow, which depends, in turn, on the Advisor’s ability to identify, invest in and monitor companies that meet our investment selection criteria. Accomplishing this result on a cost-effective basis is largely a function of the Advisor’s structuring of the investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. The management team of the Advisor has substantial responsibilities under our Investment Management Agreement. We can offer no assurance that any current or future employees of the Advisor will contribute effectively to the work of, or remain associated with, the Advisor. We caution you that the principals of our Advisor or Administrator may also be called upon to provide and currently do provide managerial assistance to portfolio companies and other investment vehicles, including other BDCs, which are managed by affiliates of the Advisor. Such demands on their time may distract them or slow our rate of investment. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

The Advisor may frequently be required to make investment analyses and decisions on an expedited basis in order to take advantage of investment opportunities, and our Advisor may not have knowledge of all circumstances that could impact an investment by the Company.

Investment analyses and decisions by the Advisor may frequently be required to be undertaken on an expedited basis to take advantage of investment opportunities, and the Advisor may not have knowledge of all circumstances that could adversely affect an investment by us. Moreover, there can be no assurance that our due diligence processes will uncover all relevant facts that would be material to an investment decision. Before making an investment, we will assess the strength of the underlying assets and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we will rely on the resources available to it and, in some cases, an investigation by third parties. This process is particularly important and highly subjective.

There are significant potential conflicts of interest that could affect our investment returns.

As a result of our arrangements with the Advisor and its affiliates and the Advisor’s investment committee, there may be times when the Advisor or such persons have interests that differ from those of our stockholders, giving rise to a conflict of interest.

Conflicts related to obligations the Advisor’s investment committee, the Advisor or its affiliates have to other clients and conflicts related to fees and expenses of such other clients.

The members of the Advisor’s investment committee serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of accounts sponsored or managed by the Advisor or its affiliates. The Advisor and its affiliates currently manage, and may in the future have, other clients with similar or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfilment of which may not be in the best interests of us or our stockholders. Our investment objective may overlap with the investment objectives of such affiliated accounts. For example, the Advisor currently manages several private funds, some of which may seek additional capital from time to time, that are pursuing an investment strategy similar to ours, and we may compete with these and other accounts sponsored or managed by the Advisor and its affiliates for capital and investment opportunities. As a result, those individuals may face conflicts in the allocation of investment opportunities among us and other accounts advised by or affiliated with the Advisor. Certain of these accounts may provide for higher management or incentive fees, greater expense reimbursements or overhead allocations, or permit affiliates of the Advisor to receive origination and other transaction fees, all of which may contribute to this conflict of interest and create an incentive for the Advisor to favor such other accounts. The Advisor seeks to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. However, we can offer no assurance that such opportunities will be allocated to us fairly or equitably in the short-term or over time, and there can be no assurance that we will be able to participate in all investment opportunities that are suitable to us.

The Advisor’s investment professionals are engaged in other investment activity on behalf of other clients.

Certain investment professionals who are involved in our activities remain responsible for the investment activities of other clients and investment vehicles managed by the Advisor and its affiliates, and they will devote time to the management of such investments and other newly created client portfolios (whether in the form of funds, separate accounts or other vehicles), as well as their own investments. In addition, in connection with the management of investments for other funds, separate accounts and other vehicles, members of Kayne Anderson and its affiliates may serve on the boards of directors of or advise companies which may compete with our portfolio investments. Moreover, these other funds, separate accounts and other vehicles managed by Kayne Anderson and its affiliates may pursue investment opportunities that may also be suitable for us.

The Advisor’s investment committee, the Advisor or its affiliates may, from time to time, possess material non-public information, limiting our investment discretion.

Principals of the Advisor and its affiliates and members of the Advisor’s investment committee may serve as directors of, or in a similar capacity with, companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies or as a result of applicable law or regulations, we could be prohibited for a period of time from purchasing or selling the securities of such companies, and this prohibition may have an adverse effect on us.

Our management and incentive fee structure may create incentives for the Advisor that are not fully aligned with the interests of our stockholders and may induce the Advisor to make speculative investments.

In the course of our investing activities, we pay management and incentive fees to the Advisor. The base management fee is based on the fair market value of investments including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase, and the incentive fee is computed and paid on income, which also includes leverage. As a result, investors in our shares of common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on our fair market value of investments, the Advisor benefits when we incur debt or use leverage. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor or our stockholders.

Additionally, the incentive fee payable by us to the Advisor may create an incentive for the Advisor to cause us to realize capital gains or losses that may not be in the best interests of us or our stockholders. Under the incentive fee structure, the Advisor benefits when we recognize capital gains and, because the Advisor determines when an investment is sold, the Advisor controls the timing of the recognition of such capital gains. Our Board is charged with protecting our stockholders’ interests by monitoring how the Advisor addresses these and other conflicts of interest associated with its management services and compensation.

The part of the management and incentive fees payable to Advisor that relates to our net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash, such as market discount, debt instruments with paid-in-kind (“PIK”) interest, preferred stock with PIK dividends, zero coupon securities, and other deferred interest instruments and may create an incentive for the Advisor to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. This fee structure may be considered to give rise to a conflict of interest for the Advisor to the extent that it may encourage the Advisor to favor debt financings that provide for deferred interest, rather than current cash payments of interest. Under these investments, we will accrue the interest over the life of the investment, but we will not receive the cash income from the investment until the end of the term. Our net investment income used to calculate the income portion of our investment fee, however, includes accrued interest. The Advisor may have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the fees even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because the Advisor is not obligated to reimburse us for any fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued.

The valuation process for certain of our portfolio holdings creates a conflict of interest.

The majority of our portfolio investments are expected to be made in the form of securities that are not publicly traded and for which no market quotations are readily available. Pursuant to Rule 2a-5 under the 1940 Act, the Board has designated the Advisor as the “valuation designee” to perform fair value determinations of our portfolio holdings, subject to oversight by and periodic reporting to the Board. The valuation designee performs fair valuation of our portfolio holdings in accordance with our Valuation Program, as approved by the Board. The participation of the Advisor’s investment professionals in our valuation process could result in a conflict of interest as the Advisor’s base management fee is based, in part, on our fair market value of investments including assets purchased with borrowed funds or other forms of leverage, excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase, and our incentive fees will be based, in part, on unrealized gains and losses.

Conflicts related to other arrangements with the Advisor or its affiliates.

We have entered into a license agreement with the Advisor under which the Advisor has granted us a non-exclusive, royalty-free license to use the name “Kayne Anderson.” In addition, we reimburse the Administrator for its costs and expenses incurred in performing its obligations under the Administration Agreement, which may include, after completion of this offering, our allocable portion of office facilities, overhead, and compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and their respective staff who provide services to us. As we reimburse the Administrator for its expenses, we will indirectly bear such cost. These arrangements create conflicts of interest that our Board must monitor.

In the course of our investing activities, we pay management and incentive fees to the Adviser and reimburse certain expenses of the Administrator. As a result, investors in shares of our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. As a result of this arrangement, there may be times when the Adviser has interests that differ from those of our stockholders, giving rise to a conflict.

The Investment Advisory Agreement and the Administration Agreement were not negotiated on an arm’s-length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

The Investment Advisory Agreement and the Administration Agreement were negotiated between related parties. Consequently, their terms, including fees payable to the Advisor, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. For example, certain accounts managed by the Advisor have lower management, incentive or other fees than those charged under the Investment Advisory Agreement and/or a reduced ability to recover expenses and overhead than may be recovered by the Administrator under the Administration Agreement. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under these agreements because of our desire to maintain our ongoing relationship with the Advisor, the Administrator and their respective affiliates. Any such decision, however, would breach our fiduciary obligations to our stockholders.

We generally may make investments that could give rise to a conflict of interest and our ability to enter into transactions with our affiliates will be restricted.

We, along with our Advisor and certain of its affiliates, have obtained exemptive relief from the SEC to permit us to invest alongside certain entities and accounts advised by the Advisor and its affiliates subject to certain conditions.

We intend to invest alongside our Advisor’s and/or its affiliates’ other clients, in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations, guidance and exemptive relief orders. Pursuant to such exemptive relief, and subject to certain conditions, we are permitted to co-investment in the same security with our affiliates in a manner that is consistent with our investment objective, investment strategy, regulatory consideration and other relevant factors. If opportunities arise that would otherwise be appropriate for us and an affiliate to purchase different securities in the same issuer, our Advisor will need to decide which account will proceed with such investment. Our Advisor’s investment allocation policy incorporates the conditions of exemptive relief to seek to ensure that investment opportunities are allocated in a manner that is fair and equitable. However, although the Advisor endeavors to fairly allocate investment opportunities in the long-run, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.

We do not expect to invest in, or hold securities of, companies that are controlled by our affiliates’ other clients. If our affiliates’ other client or clients gain control over one of our portfolio companies, this may create conflicts of interest and subject us to certain restrictions under the 1940 Act. As a result of these conflicts and restrictions our Advisor may be unable to implement our investment strategies as effectively as they could have in the absence of such conflicts or restrictions. For example, as a result of a conflict or restriction, our Advisor may be unable to engage in certain transactions that they would otherwise pursue. In order to avoid these conflicts and restrictions, our Advisor may choose to exit these investments prematurely and, as a result, we may forgo positive returns associated with such investments. In addition, to the extent that another client holds a different class of securities than us as a result of such transactions, our interests may not be aligned. Our ability to enter into transactions with our affiliates may be restricted.

In situations where co-investment with affiliates’ other clients is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of exemptive relief that have been granted to our Advisor and its affiliates by the SEC, our Advisor will need to decide which client or clients will proceed with the investment. Generally, we will not have an entitlement to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, we will not be permitted to participate. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which an affiliate’s other client holds a controlling interest. These restrictions may limit the scope of investment opportunities that would otherwise be available to us.

We will be prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate on a principal basis, absent the prior approval of our Board and, in some cases, the SEC. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times to the extent the transaction involves a joint investment), without prior approval of our Board and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.

The SEC has interpreted the BDC regulations governing transactions with affiliates to prohibit certain “joint transactions” involving entities that share a common investment advisor. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company that is controlled by a fund managed by the Advisor or their respective affiliates except under certain circumstances or without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

The recommendations given to us by our Advisor may differ from those rendered to their other clients.

Our Advisor and its affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us even though such other clients’ investment objectives may be similar to ours.

We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.

There will be competition for investments from numerous other potential investors, many of which will have significant financial resources. As a result, there can be no guarantee that a sufficient quantity of suitable investment opportunities for us will be found, that investments on favorable terms can be negotiated, or that we will be able to fully realize the value of our investments. Competition for investments may have the effect of increasing our costs and expenses or otherwise decreasing returns generated on underlying investments, thereby reducing our investment returns.

A number of entities compete with us to make the types of investments that we plan to make in middle market companies, including BDCs, traditional commercial banks, private investment funds, regional banking institutions, small business investment companies, investment banks and insurance companies. Additionally, with increased competition for investment opportunities, alternative investment vehicles such as hedge funds may seek to invest in areas they have not traditionally invested in or from which they had withdrawn during the economic downturn, including investing in middle market companies. We will compete with public and private funds, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some of our competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than we do. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source of income, asset diversification and distribution requirements we must satisfy to qualify and maintain our qualification as a RIC. As a result of this competition, we may from time to time not be able to take advantage of attractive investment opportunities, and we may not be able to identify and make investments that are consistent with our investment objective.

With respect to the investments we make, we do not seek to compete based primarily on the interest rates we offer, and we believe that some of our competitors may make loans with interest rates that will be lower than the rates we offer. With respect to all investments, we may lose some investment opportunities if we do not match our competitors’ pricing, terms and structure. However, if we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss. Although our Advisor allocates opportunities in accordance with its allocation policy, allocations to other accounts managed or sponsored by our Advisor or its affiliates reduce the amount and frequency of opportunities available to us and may not be in the best interests of us and our stockholders.

The competitive pressures we face may have a material adverse effect on our business, financial condition and results of operations.

We will be subject to corporate-level income tax if we are unable to qualify as a RIC.

We have elected, and intend to qualify annually thereafter, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code; however, no assurance can be given that we will be able to qualify for and maintain RIC tax treatment. In order to qualify, and maintain qualification, as a RIC under the Code, we must meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if we distribute to our stockholders dividends for U.S. federal income tax purposes of an amount generally at least equal to the sum of 90% of our investment company taxable income, which is generally our net ordinary income plus the excess of our net short-term capital gains in excess of our net long-term capital losses, determined without regard to any deduction for dividends paid, and 90% of our net tax-exempt interest income, if any, to our stockholders on an annual basis. We are subject, to the extent we use debt financing, to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to be subject to tax as a RIC and, thus, may be subject to corporate-level income tax. To qualify as a RIC, we must also meet certain asset diversification requirements at the end of each quarter of our taxable year. Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of our qualification as a RIC. Because a significant portion of our investments are in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to qualify as a RIC for any reason and become subject to corporate-level income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distributions to stockholders and the amount of our distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our stockholders. See “Certain U.S. Federal Income Tax Considerations.”

We may be subject to risks that may arise in connection with the rules under ERISA related to investment by ERISA Plans.

We intend to operate so that we will be an appropriate investment for employee benefit plans subject to Employee Retirement Income Security Act of 1974, as amended (“ERISA”). We will use reasonable efforts to conduct the Company’s affairs so that the assets of the Company will not be deemed to be “plan assets” for purposes of ERISA. Accordingly, there may be constraints on our ability to make or dispose of investments at optimal times (or to make certain investments at all).

We may need to raise additional capital to grow because we must distribute most of our income.

We may need additional capital to fund new investments and grow our portfolio of investments. We intend to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to grow. In addition, we will be required to distribute each taxable year an amount at least equal to the sum of 90% of the sum of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, or investment company taxable income, determined without regard to any deduction for dividends paid as dividends for U.S. federal income tax purposes, and 90% of our net tax-exempt interest income, if any, to our stockholders to maintain our ability to be subject to tax as a RIC. As a result, these earnings are not available to fund new investments. An inability to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which may have an adverse effect on the value of our securities. If we are not able to raise capital and are at or near our targeted leverage ratios, we may receive smaller allocations, if any, on new investment opportunities under the Advisor’s allocation policy.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

For U.S. federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as the accretion of OID. This may arise if we receive warrants in connection with the making of a loan and in other circumstances, or through contracted PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such OID, which could be significant relative to our overall investment activities or increases in loan balances as a result of contracted PIK arrangements, is included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we do not receive in cash. We may be also subject to the following risks associated with PIK and OID investments:

●	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

●	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

●	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

●	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

●	Use of PIK and OID securities may provide certain benefits to our Advisor including increasing management fees.

●	We may be required under the tax laws to make distributions of OID income to stockholders without receiving any cash. Such required cash distributions may have to be paid from borrowings, offering proceeds or the sale of our assets; and

●	The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of our taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

That part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash, such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible, and the Advisor will have no obligation to refund any fees it received in respect of such accrued income.

Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement in a given taxable year to distribute to our stockholders dividends for U.S. federal income tax purposes an amount at least equal to the sum of 90% of our investment company taxable income, determined without regard to any deduction for dividends paid, and 90% of our net tax-exempt interest income, if any, to our stockholders to qualify and maintain our ability to be subject to tax as a RIC. In such a case, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain such cash from other sources, we may fail to qualify as a RIC and thus be subject to corporate-level income tax. See “Certain U.S. Federal Income Tax Considerations.”

We may be subject to risks that arise from newly enacted federal tax legislation.

The Inflation Reduction Act of 2022, among other things, introduced a 15% book minimum tax on larger corporations, a 1% excise tax on stock buybacks and increased investment in the Internal Revenue Service (the “IRS”) to aid in the enforcement of tax laws. The impact of such legislation, as well as federal tax legislation proposed but not yet enacted, on us, our stockholders and entities in which we may invest is uncertain. Prospective investors are urged to consult their tax advisors regarding the effects of the new legislation on an investment in the Company.

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital. As a BDC, the necessity of raising additional capital exposes us to risks, including the typical risks associated with leverage.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are currently permitted to issue “senior securities,” including borrowing money from banks or other financial institutions, only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 150% of gross assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities, if certain requirements are met. If we fail to comply with certain disclosure requirements, our asset coverage ratio under the 1940 Act would be 200%, which would decrease the amount of leverage we are able to incur.

Nevertheless, if the value of our assets declines, we may be unable to satisfy this ratio. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to holders of our shares of common stock. If we issue senior securities, we will be exposed to typical risks associated with leverage, including an increased risk of loss. In addition, if the value of the Company’s assets decreases, leverage will cause the Company’s net asset value to decline more sharply than it otherwise would have without leverage or with lower leverage. Similarly, any decrease in the Company’s revenue would cause its net income to decline more sharply than it would have if the Company had not borrowed or had borrowed less.

In the absence of an event of default, no person or entity from which we borrow money has a veto right or voting power over our ability to set policy, make investment decisions or adopt investment strategies. If we issue preferred stock, which is another form of leverage, the preferred stock would rank “senior” to common stock in our capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences or privileges more favorable than those of our common stockholders, and the issuance of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in the best interest of our common stockholders. Holders of our common stock will directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue. In addition, any interests of preferred stockholders may not necessarily align with the interests of holders of our shares of common stock and the rights of holders of shares of preferred stock to receive distributions would be senior to those of holders of shares of common stock. We do not, however, anticipate issuing preferred stock in the next 12 months.

We are not generally able to issue and sell our shares of common stock at a price below NAV per share. We may, however, sell our shares of common stock, or warrants, options or rights to acquire our shares of common stock, at a price below the then-current NAV per share of our common stock if our Board determines that such sale is in the best interests of us and our stockholders, and if our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease, and holders of our common stock might experience dilution.

We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.

The use of leverage magnifies the potential for gain or loss on amounts invested. The use of leverage is generally considered a speculative investment technique and increases the risks associated with investing in our securities. The amount of leverage that we employ will depend on the Advisor’s and our Board’s assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us. For example, due to the interplay of the 1940 Act restrictions on principal and joint transactions and the U.S. risk retention rules adopted pursuant to Section 941 of Dodd-Frank, as a BDC we are currently unable to enter into any securitization transactions. We cannot assure you that the SEC or any other regulatory authority will modify such regulations or provide administrative guidance that would permit us to enter into securitizations, whether on a timely basis or at all. We may issue senior debt securities to banks, insurance companies and other lenders. Lenders of these senior securities will have fixed dollar claims on our assets that are superior to the claims of our common stockholders, and we would expect such lenders to seek recovery against our assets in the event of a default. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instruments we may enter into with lenders. In addition, under the terms of any credit facility or other debt instrument we enter into, we are likely to be required by its terms to use the net proceeds of any investments that we sell to repay a portion of the amount borrowed under such facility or instrument before applying such net proceeds to any other uses. If the value of our assets decreases, leveraging would cause our NAV to decline more sharply than it otherwise would have had we not leveraged, thereby magnifying losses or eliminating our equity stake in a leveraged investment. Similarly, any decrease in our net investment income will cause our net income to decline more sharply than it would have had we not borrowed. Such a decline would also negatively affect our ability to make distributions on our common stock or any outstanding preferred stock. Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. Our common stockholders bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the base management fee payable to the Advisor.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include our borrowings and any preferred stock that we may issue in the future. The current asset coverage ratio applicable to the Company is 150%. If this ratio were to decline below the then applicable minimum asset coverage ratio, we would be unable to incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and we may not be able to make distributions in amounts sufficient to maintain our status as a RIC, or at all.

Provisions in a credit facility limit our investment discretion.

Our credit facilities are backed by all or a portion of our loans and securities on which the lenders have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement or other collateral arrangement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In connection with one or more credit facilities entered into by the Company, distributions to stockholders may be subordinated to payments required in connection with any indebtedness contemplated thereby.

In addition, any security interests and/or negative covenants required by a credit facility limit our ability to create liens on assets to secure additional debt and make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility decreases, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, we are subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There are also certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.

The following table illustrates the effect of leverage on returns from an investment in our shares assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below:

Assumed Portfolio Total Return (Net of Expenses)	-10%	-5%	0%	5%	10%
Corresponding return to common shareholder (1)	%	%	%	%	%

(1)	Based on (i) $ billion in total assets as of , 2023, (ii) $ billion in outstanding indebtedness as of , 2023, (iii) $ billion in net assets as of , 2023 and (iv) an annualized average interest rate, including fees (such as fees on undrawn amounts and amortization of financing costs), on our indebtedness, as of , 2023, of %.

Based on an outstanding indebtedness of $ billion as of          , 2023 and the weighted average effective annual interest rate, including fees (such as fees on undrawn amounts and amortization of financing costs), of % as of that date, our investment portfolio at fair value would have had to produce an annual return of approximately % to cover annual interest payments on the outstanding debt. For more information on our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources.”

Our ability to invest in public companies will be limited in certain circumstances.

To maintain our status as a BDC, we are not permitted to acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on investments and investments in distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as qualifying assets only if such issuer has a common equity market capitalization that is less than $250.0 million at the time of such investment.

Certain investors are limited in their ability to make significant investments in us.

Private funds that are excluded from the definition of “investment company” either pursuant to Section 3(c)(1) or 3(c)(7) of the 1940 Act are restricted from acquiring directly or through a controlled entity more than 3% of our total outstanding voting stock (measured at the time of the acquisition). Investment companies registered under the 1940 Act and BDCs are also subject to restrictions under the 1940 Act that could restrict the amount that they are able to invest in our securities.

While we currently have no intention to do so, our ability to enter into transactions involving derivatives and financial commitment transactions may be limited.

The SEC adopted a rulemaking regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations. Under the rules, BDCs that use derivatives will be subject to a value-at-risk (“VaR”) leverage limit, a derivatives risk management program and testing requirements and requirements related to board reporting. These new requirements will apply unless the BDC qualifies as a “limited derivatives user,” as defined under the adopted rules. Under the new rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Collectively, these requirements may limit our ability to use derivatives and/or enter into certain other financial contracts.

In August 2022, Rule 18f-4 under the Investment Company Act, regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions), became effective. Under the rule, BDCs that make significant use of derivatives are required to operate subject to a value-at-risk leverage limit, adopt a derivatives risk management program and appoint a derivatives risk manager, and comply with various testing and board reporting requirements. These requirements apply unless the BDC qualifies as a “limited derivatives user,” as defined under the adopted rules. Under the rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. We currently operate as a “limited derivatives user” which may limit our ability to use derivatives and/or enter into certain other financial contracts.

Adverse developments in the credit markets may impair our ability to enter into new debt financing arrangements.

Following the passage of the Dodd-Frank Act in 2010, many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited routine refinancing and loan modification transactions and even reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. To the extent these circumstances arise again in the future, it may be difficult for us to finance the growth of our investments on acceptable economic terms, or at all and one or more of our leverage facilities could be accelerated by the lenders.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets.

In the future, we believe that most of our investments will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Failure to qualify as a BDC would decrease our operating flexibility.

If we do not maintain our status as a BDC, we would be subject to regulation as a registered closed-end investment company under the 1940 Act. As a registered closed-end investment company, we would be subject to substantially more regulatory restrictions under the 1940 Act which would significantly decrease our operating flexibility.

The majority of our portfolio investments are recorded at fair value as determined in good faith by our Advisor and, as a result, there may be uncertainty as to the value of our portfolio investments.

The majority of our portfolio investments take the form of securities for which no market quotations are readily available. The fair value of securities and other investments that are not publicly traded may not be readily determinable, and we value these securities at fair value as determined in good faith by our Advisor, including to reflect significant events affecting the value of our securities. As discussed in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations -- Investment Valuation,” most, if not all, of our investments (other than cash and cash equivalents) are classified as Level 3 under ASC Topic 820. This means that our portfolio valuations are based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. Inputs into the determination of fair value of our portfolio investments require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which may include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information.

Our Level 3 investments will typically consist of instruments for which a liquid trading market does not exist. The fair value of these instruments may not be readily determinable. We will value these instruments in accordance with valuation procedures adopted by our Advisor. We intend to use the services of an independent valuation firm to review the fair value of certain instruments prepared by our Advisor. At least once annually, the valuation for each portfolio investment for which a market quote is not readily available will be reviewed by an independent valuation firm. The types of factors that the Advisor may consider in fair value pricing of our investments include, where relevant: the nature and realizable value of any collateral; the company’s ability to make interest payments, amortization payments (if any) and other fixed charges; the company’s historical and projected financial results; the markets in which the company does business; the estimated enterprise value of the company based on comparisons to publicly-traded securities, on discounted cash flows and other valuation methodologies; changes in the interest rate environments and the credit markets generally that may affect the price at which similar investments may be made; and other relevant factors. Because such valuations, and particularly valuations of non-traded instruments and private companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The determination of fair value by our Advisor may differ materially from the values that would have been used if a liquid trading market for these instruments existed. Our NAV could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments.

We adjust quarterly (or as otherwise may be required by the 1940 Act in connection with the issuance of our shares) the valuation of our portfolio to reflect our Advisor’s determination of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our consolidated statement of operations as net change in unrealized appreciation or depreciation.

In December 2020, the SEC adopted new Rule 2a-5 under the 1940 Act. The new rule is intended to modernize valuation practices for registered funds, including business development companies. Pursuant to Rule 2a-5 and effective September 1, 2022, the Board designated the Advisor as the “valuation designee” to perform fair value determination of our portfolio holdings, subject to oversight by and periodic reporting to the Board. The valuation designee will perform fair valuation of our portfolio holdings in accordance with our Valuation Program, as approved by the Board. The Advisor’s internal valuation process did not materially change as a result of Rule 2a-5.

New or modified laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the U.S. federal, state and local levels. These laws and regulations, as well as their interpretation, may change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations and interpretations may also come into effect. Any such new or changed laws or regulations could have a material adverse effect on our business. In particular, Dodd-Frank has impacted many aspects of the financial services industry, and it requires the development and adoption of many implementing regulations over several years. The SEC has adopted final rules for over 60 mandatory rulemaking provisions under Dodd-Frank, with several additional rules proposed but not yet adopted. While the ultimate impact of Dodd-Frank on us and our portfolio companies may not be known for an extended period of time, Dodd-Frank, including the interpretation of the rules implementing its provisions and any future rules that may be adopted, along with other legislative and regulatory proposals directed at the financial services industry or affecting taxation that may be proposed in the future, may negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.

Additionally, changes to the laws and regulations governing our operations, including those associated with RICs, may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities or result in the imposition of corporate-level taxes on us. Such changes could result in material differences to our strategies and plans and may shift our investment focus from the areas of expertise of the Advisor to other types of investments in which the Advisor may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment. If we invest in commodity interests in the future, the Advisor may determine not to use investment strategies that trigger additional regulation by the U.S. Commodity Futures Trading Commission, or CFTC, or may determine to operate subject to CFTC regulation, if applicable. If we or the Advisor were to operate subject to CFTC regulation, we may incur additional expenses and would be subject to additional regulation.

In addition, certain regulations applicable to debt securitizations implementing credit risk retention requirements that have taken effect in both the U.S. and in Europe may adversely affect or prevent us from entering into any future securitization transaction. The impact of these risk retention rules on the loan securitization market are uncertain, and such rules may cause an increase in our cost of funds under or may prevent us from completing any future securitization transactions. On October 21, 2014, U.S. risk retention rules adopted pursuant to Section 941 of Dodd-Frank, or the U.S. Risk Retention Rules, were issued. The U.S. Risk Retention Rules require the sponsor (directly or through a majority-owned affiliate) of a debt securitization subject to such rules, such as collateralized loan obligations, in the absence of an exemption, to retain an economic interest in the credit risk of the assets being securitized in the form of an eligible horizontal residual interest, an eligible vertical interest, or a combination thereof, in accordance with the requirements of the U.S. Risk Retention Rules. The U.S. Risk Retention Rules became effective December 24, 2016. Given the more attractive financing costs associated with these types of debt securitization as opposed to other types of financing available (such as traditional senior secured facilities), this would, in turn, increase our financing costs. Any associated increase in financing costs would ultimately be borne by our common stockholders.

On May 24, 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act was enacted, which left the architecture and core features of Dodd-Frank intact but significantly recalibrated applicability thresholds, revised various post-crisis regulatory requirements, and provided targeted regulatory relief to certain financial institutions. Among the most significant of its amendments to Dodd-Frank were a substantial increase in the $50 billion asset threshold to $250 billion for automatic regulation of BHCs as “systemically important financial institutions” an exemption from the Volcker Rule for insured depository institutions with less than $10 billion in consolidated assets and lower levels of trading assets and liabilities, as well as amendments to the liquidity leverage ratio and supplementary leverage ratio requirements. In addition, effective October 1, 2020, the Federal Reserve, SEC and other federal agencies modified their regulations under the Volcker Rule to loosen the restrictions on financial institutions. The effects of these and any further rules or regulations that may be enacted by the Biden administration or future administrations, are and could be complex and far-reaching, and the change and any future laws or regulations or changes thereto could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.

Ongoing implementation of, or changes in, including changes in interpretation or enforcement of, laws and regulations could impose greater costs on us and on financial services companies and impact the value of assets we hold and our business, financial condition and results of operations. In addition, uncertainty regarding legislation and regulations affecting the financial services industry or taxation could also adversely impact our business or the business of our portfolio companies. If we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of our business and may be subject to civil fines and criminal penalties.

Our Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, and we may temporarily deviate from our regular investment strategy.

Our Board has the authority, except as otherwise provided in the 1940 Act, to modify or waive our investment objective and certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current investment objective, operating policies and strategies would have on our business, operating results and the price value of our common stock. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions.

The Advisor can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

The Advisor has the right to resign under the Investment Advisory Agreement at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If the Advisor resigns, we may not be able to find a new investment advisor or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our business, financial condition, results of operations and cash flows as well as our ability to pay distributions are likely to be adversely affected and the value of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Advisor and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

The Administrator can resign on 60 days’ notice, and we may not be able to find a suitable replacement, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

The Administrator has the right to resign under the Administration Agreement at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If the Administrator resigns, we may not be able to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the value of our shares may decline. In addition, the coordination of our internal management and administrative activities is likely to suffer if we are unable to identify and reach an agreement with a service provider or individuals with the expertise possessed by the Administrator. Even if we are able to retain a comparable service provider or individuals to perform such services, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

We will incur significant costs as a result of being registered under the Exchange Act.

As a public entity, we are subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight will be required. We have implemented procedures, processes, policies and practices for the purpose of addressing such standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, expenses associated with corporate governance requirements, transfer agent fees, additional administrative expenses payable to the Administrator to compensate them for hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act would adversely affect us and the value of our shares of common stock.

We are required to comply with certain requirements of the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC but will not have to comply with certain requirements until we have been registered under the Exchange Act for a specified period of time or cease to be an “emerging growth company.”

Our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will be required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a result, we expect to incur significant additional expenses that may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management’s time and attention. We do not know when our evaluation, testing and remediation actions will be completed or its impact on our operations. In addition, we may be unable to ensure that the process is effective or that our internal control over financial reporting is or will be effective. In the event that we are unable to come into and maintain compliance with the Sarbanes-Oxley Act and related rules, we and the value of our securities would be adversely affected.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the date we are no longer an emerging growth company under the JOBS Act. Because we do not currently have comprehensive documentation of our internal control and have not yet tested our internal control in accordance with Section 404 of the Sarbanes-Oxley Act, we cannot conclude, as required by Section 404, that we do not have a material weakness in our internal control or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal control. If we are not able to implement the applicable requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our operations, financial reporting or financial results could be adversely affected. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC, and result in a breach of the covenants under the agreements governing any of our financing arrangements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and we could fail to meet our financial reporting obligations.

We are highly dependent on information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the value of our shares of common stock and our ability to pay distributions.

Our business depends on the communications and information systems of our Advisor and its affiliates. These systems are subject to potential attacks, including through adverse events that threaten the confidentiality, integrity or availability of our information resources (i.e., cyber incidents). Cyber hacking could also cause significant disruption and harm to the companies in which we invest. The U.S. government has issued warnings that certain essential assets, specifically those related to energy and infrastructure, including exploration and production facilities, pipelines and transmission and distribution facilities, might be specific targets of terrorist activity. Additionally, digital and network technologies (collectively, “cyber networks”) might be at risk of cyberattacks that could potentially seek unauthorized access to digital systems for purposes such as misappropriating sensitive information, corrupting data or causing operational disruption. Cyberattacks might potentially be carried out by persons using techniques that could range from efforts to electronically circumvent network security or overwhelm websites to intelligence gathering and social engineering functions aimed at obtaining information necessary to gain access. These attacks could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption and result in disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our business relationships, any of which could, in turn, have a material adverse effect on our operating results and negatively affect the value of our securities and our ability to pay distributions to our stockholders. As our reliance on technology has increased, so have the risks posed to our information systems, both internal and those provided by the Advisor and third-party service providers. In addition, we and the Advisor currently or in the future are expected to routinely transmit and receive personal, confidential and proprietary information by email and other electronic means. We and the Adviser may not be able to ensure secure capabilities with all of our clients, vendors, service providers, counterparties and other third parties to protect the confidentiality of the information.

We, the Advisor and many of our third-party service providers currently have work from home policies. Such a policy of remote working could strain our technology resources and introduce operational risks, including heightened cybersecurity risks and other risks described above. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit the remote work environments.

There may be trademark risk, as we do not own the Kayne Anderson name.

We do not own the Kayne Anderson name, but we are permitted to use it as part of our corporate name pursuant to a license agreement with the Advisor. Use of the name by other parties or the termination of the license agreement may harm our business.

Risks Relating to Our Investments

Rising interest rates could affect the value of our investments and make it more difficult for portfolio companies to make periodic payments on their loans.

Interest rate risk refers to the risk of market changes in interest rates. Interest rate changes affect the value of debt. In general, rising interest rates will negatively impact the price of fixed rate debt, and falling interest rates will have a positive effect on price. Adjustable-rate debt also reacts to interest rate changes in a similar manner, although generally to a lesser degree. Interest rate sensitivity is generally larger and less predictable in debt with uncertain payment or prepayment schedules. Further, rising interest rates make it more difficult for borrowers to repay debt, which could increase the risk of payment defaults. Any failure of one or more portfolio companies to repay or refinance its debt at or prior to maturity or the inability of one or more portfolio companies to make ongoing payments following an increase in contractual interest rates could have a material adverse effect on our business, financial condition, results of operations and cash flows. Risks associated with rising interest rates are heightened given that the U.S. Federal Reserve has begun to sharply raise interest rates from historically low levels and has signaled an intention to continue doing so until current inflation levels align with its long-term inflation target. Other central banks globally have begun implementing similar rate increases. A wide variety of factors can cause interest rates to rise (e.g., central bank monetary policies, inflation rates, or general economic conditions).

Our business is dependent on bank relationships and recent strain on the banking system may adversely impact us.

The financial markets recently have encountered volatility associated with concerns about the balance sheets of banks, especially small and regional banks, which may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Although the federal government has announced measures to assist these banks and protect depositors, some banks have already been impacted and others may be materially and adversely impacted. Our business is dependent on bank relationships and we are proactively monitoring the financial health of such bank relationships. Continued strain on the banking system may adversely impact our business, financial condition and results of operations. To the extent that our portfolio companies work with banks that are negatively impacted by the foregoing, such portfolio companies’ ability to access their own cash, cash equivalents and investments may be threatened. In addition, such affected portfolio companies may not be able to enter into new banking arrangements or credit facilities or receive the benefits of their existing banking arrangements or facilities. Any such developments could harm our business, financial condition, and operating results, and prevent us from fully implementing our investment plan. Continued strain on the banking system may adversely impact our business, financial condition and results of operations.

Economic recessions or downturns could impair our portfolio companies and defaults by our portfolio companies will harm our operating results.

Many of our portfolio companies in which we may invest are susceptible to economic slowdowns or recessions and may experience declines in revenue, and in turn, declines in cash flows during these periods and be unable to repay our loans during these periods. Therefore, the value of our portfolio is likely to decrease during these periods and the portion of our investments that are considered to be non-performing is likely to increase. Adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render managerial assistance to the borrower.

Higher levels of inflation can reduce our returns and the value of our investments.

During any period of higher-than-normal levels of inflation, such as the current inflationary environment, interest rates typically increase. Higher interest rates will increase the cost of our borrowings and may reduce returns to stockholders (including resulting in lower dividend payments by us). Further, in response to rising risk-free interest rates, market participants could require higher rates of interest on the types of loans and credit investments that we own, which would decrease the value of those investments.

In an effort to control inflation, the Federal Open Market Committee, the committee within the Federal Reserve that sets domestic monetary policy, raised the target range for the federal funds rate eleven times since March 2022 and to a current range of 5.25% to 5.50% as of August 2023. The Federal Reserve has signaled that further increases will likely continue to happen. Rising rates generally have a negative impact on income-oriented investments such as those in which we invest and could be adversely impacted by these actions. There is no assurance that the actions being taken by the Federal Reserve will improve the outlook for long-term inflation or whether they might result in a recession. A recession could lead to declined employment, global demand destruction and/or business failures, which may result in a decline in the value of our portfolio. In addition, increased interest rates could increase our cost of borrowing and reduce the return on leverage to common stockholders.

Limitations of investment due diligence expose us to investment risk.

Our due diligence may not reveal all of a portfolio company’s liabilities and may not reveal other weaknesses in its business. We can offer no assurance that our due diligence processes will uncover all relevant facts that would be material to an investment decision. Before making an investment in, or a loan to, a company, the Advisor will assess the strength and skills of a company’s management and other factors that it believes are material to the performance of the investment.

In making the assessment and otherwise conducting customary due diligence, the Advisor will rely on the resources available to it and, in some cases, an investigation by third parties. This process is particularly important and highly subjective with respect to newly organized entities because there may be little or no information publicly available about the entities.

We may make investments in, or loans to, companies which are not subject to public company reporting requirements including requirements regarding preparation of financial statements and our portfolio companies may utilize divergent reporting standards that may make it difficult for the Advisor to accurately assess the prior performance of a portfolio company. We will, therefore, depend upon the compliance by investment companies with their contractual reporting obligations. As a result, the evaluation of potential investments and our ability to perform due diligence on, and effectively monitor investments, may be impeded, and we may not realize the returns which we expect on any particular investment. In the event of fraud by any company in which we invest or with respect to which we make a loan, we may suffer a partial or total loss of the amounts invested in that company.

Our debt investments may be risky and we could lose all or part of our investments.

The debt that we invest in is typically not rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s Ratings Services), which under the guidelines established by these entities is an indication of having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” Therefore, our investments may result in an above average amount of risk and volatility or loss of principal.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize such company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render managerial assistance to the borrower. Moreover, some of the loans in which we may invest may be “covenant-lite” loans. We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

We may invest in highly leveraged companies, which could cause you to lose all or part of your investment.

Investment in leveraged companies involves a number of significant risks. Leveraged companies in which we invest may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. Smaller leveraged companies also may have less predictable operating results and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position.

We may hold the debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings.

Leveraged companies may experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by an issuer may adversely and permanently affect the issuer. If the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs of a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.

Depending on the facts and circumstances of our investments and the extent of our involvement in the management of a portfolio company, upon the bankruptcy of a portfolio company, a bankruptcy court may recharacterize our debt investments as equity interests and subordinate all or a portion of our claim to that of other creditors. This could occur even though we may have structured our investment as senior debt.

Our investments in private middle market companies are risky, and you could lose all or part of your investment.

Investment in private middle market companies involves a number of significant risks. Generally, little public information exists about these companies, and we rely on the ability of the Advisor’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If the Advisor is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and we may lose money on our investments. Middle market companies generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. Middle market companies may have limited financial resources, may have difficulty accessing the capital markets to meet future capital needs and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment. In addition, such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Additionally, middle market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us. Middle market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence. In addition, our executive officers, directors and the Advisor may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

Subordinated liens on collateral securing debt investments that we will make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we make in portfolio companies will be secured on a second priority basis by the same collateral securing senior debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the debt. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing any junior priority loans we make in our portfolio companies may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that senior obligations are outstanding, we may forfeit certain rights with respect to the collateral to the holders of these senior obligations. These rights may include the right to commence enforcement proceedings against the collateral, the right to control the conduct of such enforcement proceedings, the right to approve amendments to collateral documents, the right to release liens on the collateral and the right to waive past defaults under collateral documents. We may not have the ability to control or direct such actions, even if as a result our rights as junior lenders are adversely affected.

The lack of liquidity in our investments may adversely affect our business.

We may invest in companies that are experiencing financial difficulties, which difficulties may never be overcome. Our investments will be illiquid in most cases, and there can be no assurance that we will be able to realize on such investments in a timely manner. A substantial portion of our investments in leveraged companies are and will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments if the need arises.

In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, the Advisor or any of its affiliates have material nonpublic information regarding such portfolio company.

In addition, we generally expect to invest in securities, instruments and assets that are not, and are not expected to become, publicly traded. We will generally not be able to sell securities publicly unless the sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available.

In certain cases, we may also be prohibited by contract from selling an investment for a period of time or otherwise be restricted from disposing of the investment. Furthermore, certain types of investments expected to be made may require a substantial length of time to realize a return or fully liquidate.

Given the nature of the investments contemplated by us, there is a material risk that we will be unable to realize our investment objectives by sale or other disposition at attractive prices or will otherwise be unable to complete any exit strategy. In particular, this risk could arise from changes in the financial condition or prospects of the portfolio company in which the investment is made, changes in national or international economic conditions, changes in debt and equity capital markets and changes in laws, regulations, fiscal policies or political conditions of countries in which investments are made.

Further, in connection with the disposition of an investment in a portfolio company, we may be required to make representations about the business and financial affairs of the portfolio company, or may be responsible for the contents of disclosure documents under applicable securities laws. We may also be required to indemnify the purchasers of such investment or underwriters to the extent that any such representations or disclosure documents turn out to be incorrect, inaccurate or misleading. These arrangements may result in contingent liabilities, for which we may establish reserves or escrows. However, we can offer no assurance that we will adequately reserve for our contingent liabilities and that such liabilities will not have an adverse effect on us. Such contingent liabilities might ultimately have to be funded by proceeds, including the return of capital, from our other investments.

Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our NAV through increased net unrealized depreciation.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by our Advisor. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:

●	the enterprise value of the portfolio company;

●	the nature and realizable value of any collateral;

●	the company’s ability to make interest payments, amortization payments (if any) and other fixed charges;

●	call features, put features and other relevant terms of the debt security;

●	the company’s historical and projected financial results;

●	the markets in which the portfolio company does business; and

●	changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our NAV by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our prospective portfolio companies may prepay loans, which may reduce our yields if capital returned cannot be invested in transactions with equal or greater expected yields.

The loans in our investment portfolio may be prepaid at any time, generally with little advance notice. Whether a loan is prepaid will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such company the ability to replace existing financing with less expensive capital. As market conditions change, we do not know when, and if, prepayment may be possible for each portfolio company. In some cases, the prepayment of a loan may reduce our achievable yield if the capital returned cannot be invested in transactions with equal or greater expected yields, which could have a material adverse effect on our business, financial condition and results of operations.

Our investments in portfolio companies may expose us to environmental risks.

We may invest in companies engaged in the ownership (direct or indirect), operation, management or development of real properties that may contain hazardous or toxic substances, and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations, cash flow and share price of any such portfolio company. As a result, our investment performance could suffer substantially.

There can be no guarantee that all costs and risks regarding compliance with environmental laws and regulations can be identified. New and more stringent environmental and health and safety laws, regulations and permit requirements or stricter interpretations of current laws or regulations could impose substantial additional costs on portfolio investment or potential investments. Compliance with such current or future environmental requirements does not ensure that the operations of the portfolio investments will not cause injury to the environment or to people under all circumstances or that the portfolio investments will not be required to incur additional unforeseen environmental expenditures. Moreover, failure to comply with any such requirements could have a material adverse effect on an investment, and we can offer no assurance that the portfolio investments will at all times comply with all applicable environmental laws, regulations and permit requirements.

Our prospective portfolio companies may be unable to repay or refinance outstanding principal on their loans at or prior to maturity, and rising interest rates may make it more difficult for portfolio companies to make periodic payments on their loans.

The portfolio companies in which we expect to invest may be unable to repay or refinance outstanding principal on their loans at or prior to maturity. This risk and the risk of default is increased to the extent that the loan documents do not require the portfolio companies to pay down the outstanding principal of such debt prior to maturity. In addition, if general interest rates rise, there is a risk that our portfolio companies will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. Any failure of one or more portfolio companies to repay or refinance its debt at or prior to maturity or the inability of one or more portfolio companies to make ongoing payments following an increase in contractual interest rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our asset diversification requirements as a RIC under the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.

Our portfolio may be concentrated in a limited number of portfolio companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt instruments or if there is a downturn in a particular industry.

Our portfolio may be concentrated in a limited number of portfolio companies and industries. As a result, the aggregate returns we realize may be significantly and adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, while we are not targeting any specific industries, our investments may be concentrated in relatively few industries. For example, although we may classify the industries of our portfolio companies by end-market (such as health market or business services) and not by the products or services (such as software) directed to those end-markets, some of our portfolio companies may principally provide software products or services, which exposes us to downturns in that sector. As a result, a downturn in any particular industry in which we are invested could also significantly impact the aggregate returns we realize.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in seeking to:

●	increase or maintain in whole or in part our position as a creditor or equity ownership percentage in a portfolio company;

●	exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or

●	preserve or enhance the value of our investment.

We have discretion to make follow-on investments, subject to the availability of capital resources. Failure on our part to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful portfolio company. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, because we prefer other opportunities or because of regulatory or other considerations. Our ability to make follow-on investments may also be limited by the Advisor’s allocation policy.

Because we generally do not hold controlling equity interests in our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

To the extent that we do not hold controlling equity interests in portfolio companies, we will have a limited ability to protect our position in such portfolio companies. We may also co-invest with third parties through partnerships, joint ventures or other entities. Such investments may involve risks in connection with such third-party involvement, including the possibility that a third-party co-investor may have economic or business interests or goals that are inconsistent with ours or may be in a position to take (or block) action in a manner contrary to our investment objective. In those circumstances where such third parties involve a management group, such third parties may receive compensation arrangements relating to such investments, including incentive compensation arrangements.

There is no assurance that portfolio company management will be able to operate their companies in accordance with our expectations.

The day-to-day operations of each portfolio company in which we invest will be the responsibility of that portfolio company’s management team. Although we will be responsible for monitoring the performance of each investment and generally intend to invest in portfolio companies operated by strong management, there can be no assurance that the existing management team, or any successor, will be able to operate any such portfolio company in accordance with our expectations. There can be no assurance that a portfolio company will be successful in retaining key members of its management team, the loss of whom could have a material adverse effect on us. Although we generally intend to invest in companies with strong management, there can be no assurance that the existing management of such companies will continue to operate a company successfully.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies and such portfolio companies may not generate sufficient cash flow to service their debt obligations to us.

We may invest a portion of our capital in second lien and subordinated loans issued by our portfolio companies. Our portfolio companies may have, or be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. Such subordinated investments are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or in general economic conditions. If we make a subordinated investment in a portfolio company, the portfolio company may be highly leveraged, and its relatively high debt-to-equity ratio may create increased risks that its operations might not generate sufficient cash flow to service all of its debt obligations. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the securities in which we invest. These debt instruments would usually prohibit the portfolio companies from paying interest on or repaying our investments in the event of and during the continuance of a default under such debt. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligation to us where we are junior creditor. In the case of debt ranking equally with debt securities in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Additionally, certain loans that we make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

We may make unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on a portfolio company’s collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured loan obligations after payment in full of all loans secured by collateral. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing any junior priority loans we make to our portfolio companies may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens:

●	the ability to cause the commencement of enforcement proceedings against the collateral;

●	the ability to control the conduct of such proceedings;

●	the approval of amendments to collateral documents;

●	releases of liens on the collateral; and

●	waivers of past defaults under collateral documents.

We may not have the ability to control or direct such actions, even if our rights as junior lenders are adversely affected.

The disposition of our investments may result in contingent liabilities.

A significant portion of our investments will involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.

The Advisor’s and Administrator’s liability is limited, and we have agreed to indemnify each against certain liabilities, which may lead them to act in a riskier manner on our behalf than it would when acting for its own account.

Under the Investment Advisory Agreement, the Advisor does not assume any responsibility to us other than to render the services called for under that agreement, and it is not responsible for any action of our Board in following or declining to follow the Advisor’s advice or recommendations. Under the terms of the Investment Advisory Agreement, the Advisor, its officers, members, personnel and any person controlling or controlled by the Advisor are not liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement, except those resulting from acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of the Advisor’s duties under the Investment Advisory Agreement. In addition, we have agreed to indemnify the Advisor and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Investment Advisory Agreement. Similarly, the Administrator and certain specified parties providing administrative services pursuant to the relevant agreement are not liable to us or our stockholders for, and we have agreed to indemnify them for, any claims or losses arising out of the good faith performance of their duties or obligations, except those liabilities resulting primarily attributable to gross negligence, willful misconduct, bad faith or reckless disregard of the Administrator’s duties. These protections may lead the Advisor or the Administrator to act in a riskier manner when acting on our behalf than it would when acting for its own account.

We may be subject to risks under hedging transactions.

We may engage in hedging transactions to the limited extent such transactions are permitted under the 1940 Act and applicable commodities laws. Engaging in hedging transactions would entail additional risks to our stockholders. We could, for example, use instruments such as interest rate swaps, caps, collars and floors.

In each such case, we generally would seek to hedge against fluctuations of the relative values of our portfolio positions from changes in market interest rates. Hedging against a decline in the values of our portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of the positions declined. However, such hedging could establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions could also limit the opportunity for gain if the values of the underlying portfolio positions increased. Moreover, it might not be possible to hedge against an exchange rate or interest rate fluctuation that was so generally anticipated that we would not be able to enter into a hedging transaction at an acceptable price. Use of a hedging transaction could involve counterparty credit risk.

The success of any hedging transactions we may enter into will depend on our ability to correctly predict movements in interest rates. Therefore, while we may enter into hedging transactions to seek to reduce interest rate risks, unanticipated changes in interest rates could result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged could vary. Moreover, for a variety of reasons, we might not seek to (or be able to) establish a perfect correlation between the hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation could prevent us from achieving the intended hedge and expose us to risk of loss. Our ability to engage in hedging transactions may also be adversely affected by rules adopted by the CFTC.

We may not realize gains from our equity investments.

When we invest in loans, we may acquire warrants or other equity securities of portfolio companies as well. We may also invest in equity securities directly. To the extent we hold equity investments, we will seek to dispose of them and realize gains upon our disposition of them. However, the equity interests we receive may not appreciate in value and may decline in value. As a result, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our stockholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. Since we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our securities. If the value of our assets decreases, leveraging will cause NAV to decline more sharply than it otherwise would if we had not borrowed and employed leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have if we had not borrowed and employed leverage. Such a decline could negatively affect our ability to service our debt or make distributions to our stockholders. In addition, our stockholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to our Advisor.

The amount of leverage that we employ depends on our Advisor’s and our Board’s assessment of market and other factors at the time of any proposed borrowing. We can offer no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for servicing our debt or distributions to stockholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

If the ratio of our total assets to total borrowings and other senior securities falls below the minimum asset coverage ratio applicable to the Company, which is currently 150%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and we may not be able to service our debt or make distributions.

Risks Relating to Our Common Stock

Prior to this offering, there has been no public market for our shares of common stock, and we cannot assure you that a market for our shares of common stock will develop or that the market price of our shares of common stock will not decline following the offering. Our share of common stock price may be volatile and may fluctuate substantially.

We intend to apply to list our shares of common stock on The New York Stock Exchange under the symbol “KBDC.” We cannot assure you that a trading market will develop for our shares of common stock after this offering or, if one develops, that the trading market can be sustained. In addition, we cannot predict the prices at which our shares of common stock will trade. The offering price for our shares of common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it may trade after this offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses. Also, shares of closed-end investment companies, including BDCs, frequently trade at a discount from their net asset value and our shares may also be discounted in the market. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares of common stock will trade at, above or below net asset value. The risk of loss associated with this characteristic of closed-end management investment companies may be greater for investors expecting to sell shares of common stock purchased in the offering soon after the offering. In addition, if our shares of common stock trade below its net asset value per share, we will generally not be able to sell additional shares of common stock to the public at its market price without first obtaining the approval of a majority of our stockholders (including a majority of our unaffiliated stockholders) and our independent directors for such issuance.

The market price and liquidity of the market for our shares of common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

●	significant volatility in the market price and trading volume of securities of BDCs or other companies in the sector in which we operate, which are not necessarily related to the operating performance of these companies;

●	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

●	loss of RIC status;

●	changes in earnings or variations in operating results;

●	changes in the value of our portfolio of investments;

●	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

●	departure of key personnel from our Advisor;

●	operating performance of companies comparable to us;

●	general economic trends and other external factors; and

●	loss of a major funding source.

Sales of substantial amounts of our shares of common stock in the public market may have an adverse effect on the market price of our shares of common stock.

Upon completion of this offering, we will have             shares of common stock outstanding (or            shares of common stock if the underwriters’ exercise their option to purchase additional shares of common stock). The shares of common stock sold in the offering will be freely tradable without restriction or limitation under the Securities Act.

Any shares purchased in this offering or currently owned by our affiliates, as defined in the Securities Act, will be subject to the public information, manner of sale and volume limitations of Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding upon the completion of this offering will be “restricted securities” under the meaning of Rule 144 promulgated under the Securities Act and may only be sold if such sale is registered under the Securities Act or exempt from registration, including the exemption under Rule 144. See “Shares Eligible For Future Sale.”

In addition, the shares owned by our current stockholders are subject to lock-up restrictions, as further described in “Shares Eligible for Future Sale—Transfer and Resale Restrictions” and “Underwriters.”

Following this offering and the expiration of applicable lock-up periods, subject to applicable securities laws, sales of substantial amounts of our shares of common stock, or the perception that such sales could occur, could adversely affect the prevailing market prices for our shares of common stock. If this occurs, it could impair our ability to raise additional capital through the sale of equity securities should we desire to do so. We cannot predict what effect, if any, future sales of securities, or the availability of securities for future sales, will have on the market price of our shares of common stock prevailing from time to time.

We may use proceeds of this offering in a way with which you may not agree.

We will have significant flexibility in applying the proceeds of this offering and may use the net proceeds from this offering in ways with which you may not agree, or for purposes other than those contemplated at the time of this offering. We will also pay operating expenses, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. Our ability to achieve our investment objectives may be limited to the extent that net proceeds of this offering, pending full investment, are used to pay expenses rather than to make investments.

Trading in our shares may be limited and our shares may trade below NAV.

We cannot assure you that a public trading market can be sustained. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and related offering expenses. Also, shares of closed-end investment companies and BDCs frequently trade at a discount from their NAV. This characteristic of closed-end investment companies is separate and distinct from the risk that our NAV per share may decline. We cannot predict whether our shares of common stock will trade at, above or below NAV.

Certain provisions of the DGCL, our charter, bylaws, and actions of our Board could deter takeover attempts and have an adverse impact on the value of common stock.

The General Corporation Law of the State of Delaware, as amended (the “DGCL”), contains provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. Our charter and bylaws will contain provisions that limit liability and provide for indemnification of our directors and officers. These provisions and others which we may adopt also may have the effect of deterring hostile takeovers or delaying changes in control or management. We will be subject to Section 203 of the DGCL, the application of which is subject to any applicable requirements of the 1940 Act. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, either individually or together with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. Our Board will adopt a resolution exempting from Section 203 of the DGCL any business combination between us and any other person, subject to prior approval of such business combination by our Board, including approval by a majority of our directors who are not “interested persons.” If our Board does not adopt, or adopts but later repeals such resolution exempting business combinations, or if our Board does not approve a business combination, Section 203 of the DGCL may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer.

We also will adopt measures that may make it difficult for a third party to obtain control of us, including provisions of our charter that classify our Board in three classes serving staggered three-year terms, and provisions of our charter authorizing our Board to classify or reclassify shares of our preferred stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions in our charter and bylaws, may delay, defer or prevent a transaction or a change in control in circumstances that could give our stockholders the opportunity to realize a premium of the NAV of our shares of common stock.

During extended periods of capital market disruption and instability, there is a risk that you may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital.

We intend to make periodic distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described herein. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. If we declare a distribution and if more stockholders opt to receive cash distributions rather than participate in our dividend reinvestment plan (“DRIP”), we may be forced to sell some of our investments in order to make cash distribution payments. To the extent we make distributions to stockholders that include a return of capital, such portion of the distribution essentially constitutes a return of the stockholder’s investment. Although such return of capital may not be taxable, such distributions may increase an investor’s tax liability for capital gains upon the future sale of our common stock.

A return of capital distribution may cause a stockholder to recognize a capital gain from the sale of our common stock even if the stockholder sells its shares for less than the original purchase price.

Investing in our common stock may involve an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies involve higher levels of risk, and therefore, an investment in our shares may not be suitable for someone with lower risk tolerance. In addition, our common stock is intended for long-term investors who can accept the risks of investing primarily in illiquid loans and other debt or debt-like instruments and should not be treated as a trading vehicle.

Our stockholders may experience dilution in their ownership percentage.

Our stockholders do not have preemptive rights to any shares of common stock we issue in the future. To the extent that we issue additional equity interests at or below NAV your percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any future and the value of our investments, you may also experience dilution in the book value and fair value of your shares of common stock.

Under the 1940 Act, we generally are prohibited from issuing or selling our shares of common stock at a price below NAV per Share, which may be a disadvantage as compared with certain public companies. We may, however, sell our shares of common stock, or warrants, options, or rights to acquire our shares of common stock, at a price below the current NAV of our shares of common stock if our Board determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders, including a majority of those stockholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing our shares of common stock or senior securities convertible into, or exchangeable for, our shares of common stock, then the percentage ownership of our stockholders at that time will decrease and you will experience dilution.

In addition, distributions declared in cash payable to stockholders that are participants in our DRIP will generally be automatically reinvested in our shares of common stock. As a result, stockholders that do not participate in our DRIP may experience dilution over time.

Our stockholders may receive our shares of common stock as dividends, which could result in adverse tax consequences to them.

In order to satisfy the annual distribution requirement applicable to RICs, we will have the ability to declare a large portion of a dividend in our shares of common stock instead of in cash. As long as a portion of such dividend is paid in cash (which portion may be as low as 20% of such dividend) and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, a stockholder generally would be subject to tax on 100% of the fair market value of the dividend on the date the dividend is received by the stockholder in the same manner as a cash dividend, even though most of the dividend was paid in our shares of common stock. We currently do not intend to pay dividends in our shares of common stock.

We may in the future determine to issue preferred stock, which could adversely affect the value of shares of Common Stock.

The issuance of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could make an investment in shares of common stock less attractive. In addition, the dividends on any preferred stock we issue must be cumulative. Payment of dividends and repayment of the liquidation preference of preferred stock must take preference over any distributions or other payments to holders of common stock, and holders of preferred stock are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference (other than convertible preferred stock that converts into shares of common stock). In addition, under the 1940 Act, preferred stock would constitute a “senior security” for purposes of the 150% asset coverage test. We do not currently anticipate issuing preferred stock.

General Risk Factors

Global economic, political and market conditions, including uncertainty about the financial stability of the United States, could have a significant adverse effect on our business, financial condition and results of operations.

The current worldwide financial markets situation, as well as various social and political tensions in the United States and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may contribute to increased market volatility, may have long term effects on the United States and worldwide financial markets, and may cause economic uncertainties or deterioration in the United States and worldwide.

For example, the COVID-19 pandemic adversely impacted global commercial activity and contributed to significant volatility in financial markets.

In addition, the large-scale invasion of Ukraine by Russia, and resulting market volatility, could adversely affect our business, financial condition or results of operations. In response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia. The ongoing conflict and the rapidly evolving measures in response could be expected to have a negative impact on the economy and business activity globally and could have a material adverse effect on our portfolio companies and our business, financial condition, cash flows and results of operations. The severity and duration of the conflict and its impact on global economic and market conditions are impossible to predict. In addition, sanctions could also result in Russia taking counter measures or retaliatory actions which could adversely impact our business or the business of our portfolio companies, including, but not limited to, cyberattacks targeting private companies, individuals or other infrastructure upon which our business and the business of our portfolio companies rely.

In addition, the political reunification of China and Taiwan, over which China continues to claim sovereignty, is a highly complex issue that has included threats of invasion by China. Any escalation of hostility between China and/or Taiwan would likely have a significant adverse impact not only on the value of investments in both countries, but also on economies and financial markets globally.

We do not currently have portfolio investments with direct exposure to China, Taiwan, Russia or Ukraine.

Political, social and economic uncertainty, including uncertainty related to the COVID-19 pandemic, creates and exacerbates risks.

Social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) will occur that create uncertainty and have significant impacts on issuers, industries, governments and other systems, including the financial markets, to which companies and their investments are exposed. As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets, including in established markets such as the U.S. Such risks include the large-scale invasion of Ukraine by Russia that began in February 2022, heightened tensions between China and Taiwan, or the effect on world leaders and governments of global health pandemics, such as the COVID-19 pandemic. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat. We do not currently have portfolio investments with direct exposure to China, Taiwan, Russia or Ukraine.

Uncertainty can result in or coincide with, among other things: increased volatility in the financial markets for securities, derivatives, loans, credit and currency; a decrease in the reliability of market prices and difficulty in valuing assets (including portfolio company assets); greater fluctuations in spreads on debt investments and currency exchange rates; increased risk of default (by both government and private obligors and issuers); further social, economic, and political instability; nationalization of private enterprise; greater governmental involvement in the economy or in social factors that impact the economy; changes to governmental regulation and supervision of the loan, securities, derivatives and currency markets and market participants and decreased or revised monitoring of such markets by governments or self-regulatory organizations and reduced enforcement of regulations; limitations on the activities of investors in such markets; controls or restrictions on foreign investment, capital controls and limitations on repatriation of invested capital; the significant loss of liquidity and the inability to purchase, sell and otherwise fund investments or settle transactions (including, but not limited to, a market freeze); unavailability of currency hedging techniques; substantial, and in some periods extremely high, rates of inflation, which can last many years and have substantial negative effects on credit and securities markets as well as the economy as a whole; recessions; and difficulties in obtaining and/or enforcing legal judgments.

For example, the COVID-19 pandemic led to disruptions in local, regional, national and global markets and economies. With respect to the U.S. credit markets (in particular for middle market loans), this outbreak resulted in the following among other things: (i) significant disruption to the businesses of many middle market loan borrowers including supply chains, demand and practical aspects of their operations, as well as lay-offs of employees; (ii) increased draws by borrowers on revolving lines of credit; (iii) increased requests by borrowers for amendments and waivers of their credit agreements to avoid default, increased defaults by such borrowers and/or increased difficulty in obtaining refinancing at the maturity dates of their loans; (iv) volatility and disruption of these markets including greater volatility in pricing and spreads and difficulty in valuing loans during periods of increased volatility, and liquidity issues; and (v) rapidly evolving proposals and/or actions by state and federal governments to address problems experienced by the markets and by businesses and the economy in general which were not necessarily adequate to address the problems faced by the loan market and middle market businesses. Although many of these conditions have improved or resolved over the course of the pandemic, similar consequences could occur in the future as a result of new variants of the virus or other infectious diseases. The COVID-19 outbreak has had, and any future outbreaks could have, an adverse impact on the markets and the economy in general, which could have a material adverse impact on, among other things, the ability of lenders to originate loans, the volume and type of loans originated, and the volume and type of amendments and waivers granted to borrowers and remedial actions taken in the event of a borrower default, each of which could negatively impact the amount and quality of loans available for investment by us and returns to us, among other things. Recurring COVID-19 outbreaks, including as a result of new variants of the virus, have led to the re-introduction of public health restrictions in certain states in the United States and globally and could continue to lead to the re-introduction of such restrictions elsewhere. It is impossible to determine the scope of any future outbreaks, how long any such outbreak, market disruption or uncertainties may last, the effect any governmental actions will have or the full potential impact on us and our portfolio companies in which we invest.

Although it is impossible to predict the precise nature and consequences of these events, or of any political or policy decisions and regulatory changes occasioned by emerging events or uncertainty on applicable laws or regulations that impact us and our targeted investments, it is clear that these types of events are impacting and will, for at least some time, continue to impact us and our targeted investments and, in certain instances, the impact will be adverse and profound.

If public health uncertainties and market disruptions continue for an extended period of time, loan delinquencies, loan non-accruals, problem assets, and bankruptcies may increase. In addition, collateral for our loans may decline in value, which could cause loan losses to increase and the net worth and liquidity of loan guarantors could decline, impairing their ability to honor commitments to us. An increase in loan delinquencies and non-accruals or a decrease in loan collateral and guarantor net worth could result in increased costs and reduced income which would have a material adverse effect on our business, financial condition or results of operations.

We will also be negatively affected if the operations and effectiveness of us or a portfolio company (or any of the key personnel or service providers of the foregoing) is compromised or if necessary or beneficial systems and processes are disrupted.

We are subject to risks related to corporate responsibility.

Our business faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities. We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations. Additionally, new regulatory initiatives related to ESG could adversely affect our business.

We may be the target of litigation.

We may be the target of securities litigation in the future, particularly if the value of our shares of common stock fluctuates significantly. We could also generally be subject to litigation, including derivative actions by our stockholders. Any litigation could result in substantial costs and divert management’s attention and resources from our business and cause a material adverse effect on our business, financial condition and results of operations.

We may experience fluctuations in our quarterly operating results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the debt securities we acquire, the default rate on such securities, the number and size of investments we originate or acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. In light of these factors, results for any period should not be relied upon as being indicative of our performance in future periods.

POTENTIAL CONFLICTS OF INTEREST

Risks Related to Conflicts of Interest of Kayne Anderson

General

Conflicts of interest may arise because Kayne Anderson and its affiliates generally carry on substantial investment activities for other clients, in which we will have no interest. Kayne Anderson or its affiliates may have financial incentives to favor certain of such accounts over us. Kayne Anderson and its affiliates currently manage, and may in the future have, other clients with similar or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. Any of their proprietary accounts and other customer accounts may compete with us for specific investment opportunities. Kayne Anderson or its affiliates may buy or sell securities for us which differ from securities bought or sold for other accounts and customers, even though their investment objectives and policies may be similar to ours. Situations may occur when we could be disadvantaged because of the investment activities conducted by Kayne Anderson and its affiliates for their other accounts. See “Risk Factors — Risks Relating to Our Business and Structure —Conflicts related to obligations the Advisor’s investment committee, the Advisor or its affiliates have to other clients and conflicts related to fees and expenses of such other clients.”

Our Advisor’s liability is limited under the investment management agreement, and we are required to indemnify our Advisor against certain liabilities, which may lead our Advisor to act in a risker manner on our behalf than it would when acting for its own account. See “Risk Factors — Risks Relating to Our Business and Structure —The Advisor’s and Administrator’s liability is limited, and we have agreed to indemnify each against certain liabilities, which may lead them to act in a riskier manner on our behalf than it would when acting for its own account.”

Advisor’s Investment Professionals Conflict of Interest Risk

Certain investment professionals who are involved in our activities remain responsible for the investment activities of other clients and investment vehicles managed by Kayne Anderson and its affiliates, and they will devote time to the management of such investments and other newly created client portfolios (whether in the form of funds, separate accounts or other vehicles), as well as their own investments. In addition, in connection with the management of investments for other funds, separate accounts and other vehicles, members of Kayne Anderson and its affiliates may serve on the boards of directors of or advise companies which may compete with our portfolio investments. Moreover, these other funds, separate accounts and other vehicles managed by Kayne Anderson and its affiliates may pursue investment opportunities that may also be suitable for us.

Other Investment Companies

Kayne Anderson and its affiliates currently manage, and may in the future have, other clients with similar or competing investment objectives. Some of the affiliated funds have investment objectives that overlap with ours.

Investment decisions for us are made independently from those of Kayne Anderson’s other clients; however, from time to time, the same investment decision may be made for more than one fund or account. Kayne Anderson has adopted a formal credit conflicts policy to address potential conflicts with respect to its credit platform in connection with matter such as refinancings, follow-ons and investments across a capital structure. In some cases, this system may adversely affect the price or size of the position we may obtain. In other cases, however, our ability to participate in volume transactions may produce better outcomes for us.

The members of our Advisor’s investment committee serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of accounts sponsored or managed by Kayne Anderson or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders.

Management Fee Calculation

The investment management fee paid to our Advisor is based on the value of our assets, as periodically determined. Although we have valuation procedures designed to determine valuations of illiquid securities in a manner that reflects their fair value, there typically is a range of prices that may be established for each individual security. Senior management of Kayne Anderson, and its valuation committee, and a third-party valuation firm will participate in the valuation of our securities.

Certain Affiliations

We are currently affiliated with KA Associates, Inc. (“KA Associates”), a broker-dealer that is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). While we currently have no intent to engage in principal transactions through KA Associates, absent an exemption from the SEC or other regulatory relief, we are generally precluded from doing so. In addition, our ability to utilize KA Associates for agency transactions is subject to restrictions. Until completion of the initial public offering of our shares of common stock, we will be precluded from effecting principal transactions with brokers who are members of the syndicate. KA Associates will participate in this offering to accommodate employee investment. See “Underwriters.”

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial known and unknown risks, uncertainties and other factors. Undue reliance should not be placed on such statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about the company, current and prospective portfolio investments, the industry, beliefs and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

●	future operating results;

●	business prospects and the prospects of portfolio companies in which we may invest;

●	the ability of our portfolio companies to achieve their objectives;

●	changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets;

●	the ability of our Advisor to locate suitable investments and to monitor and administer investments;

●	the ability of our Advisor and its affiliates to attract and retain highly talented professionals;

●	risk associated with possible disruptions in operations or the economy generally;

●	the adequacy of our cash resources, financing sources, and working capital;

●	the timing and amount of cash flows, distributions and dividends, if any, from the operations of the companies in which the Company invests;

●	the ability to maintain qualification as a BDC and as a RIC under the Code;

●	the use of borrowed money to finance a portion of the Company’s investments;

●	the adequacy, availability and pricing of financing sources and working capital for the Company;

●	actual or potential conflicts of interest with the Advisor and its affiliates;

●	the ability of our Advisor to source suitable investments for us and monitor and administer our investments;

●	contractual arrangements and relationships with third parties;

●	the risk associated with an economic downturn, increased inflation, political instability, interest rate volatility, loss of key personnel, and the illiquid nature of investments of the Company; and

●	the risks, uncertainties and other factors the Company identifies under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the assumptions on which these forward-looking statements are based on are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These forward-looking statements apply only as of the date of this prospectus, and we have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus. We assume no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Because we are an investment company, the forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protections provided by Section 21E of the Exchange Act.

Use of Proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $                 , based on an offering price of $                  per share (the mid-point range of the estimated initial public offering price range), after deducting the underwriting discounts and commissions paid by us and estimated offering expenses of approximately $                  payable by us. Such estimate is subject to change and no assurances can be given that actual expenses will not exceed such amount.

We intend to use the net proceeds from this offering to pay down some or all of our existing indebtedness outstanding under the Credit Facilities, as described below. As of June 30, 2023, the amount of indebtedness outstanding under the Credit Facilities were as follows:

○	Corporate Credit Facility[1]: $237 million,

○	Revolving Funding Facility[2]: $320 million, and

○	Subscription Credit Agreement[3]: $9 million.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowings” and “Senior Securities” for further information.

We intend to use any remaining proceeds to make investments in accordance with our investment objectives and strategies and for general corporate purposes.

Affiliates of           are lenders under the           and affiliates of            are lenders under the           . Accordingly, affiliates of certain of the underwriters may receive more than 5% of the proceeds of this offering to the extent the proceeds are used to pay down outstanding indebtedness under the           and the         .

(1)	The Corporate Credit Facility has a commitment termination date and maturity date of February 18, 2026 and February 18, 2027, respectively. The interest rate on the Corporate Credit Facility is equal to Term Secured Overnight Funding Rate (“SOFR”) (a forward-looking rate based on SOFR futures) plus an applicable spread of 2.35% per annum or an “alternate base rate” (as defined in the agreements governing the Corporate Credit Facility) plus an applicable spread of 1.25%.The Company is also required to pay a commitment fee of 0.375% per annum on any unused portion of the Corporate Credit Facility

(2)	The Revolving Funding Facility is secured by all of the assets held by Kayne Anderson BDC Financing, LLC (“KABDCF”) and the Company has agreed that it will not grant or allow a lien on the membership interest of KABDCF. The end of the reinvestment period and the stated maturity date for the Revolving Funding Facility are February 18, 2025 and February 18, 2027, respectively. The interest rate on the Revolving Funding Facility is equal to daily SOFR plus 2.75% per annum. KABDCF is also required to pay a commitment fee of between 0.50% and 1.50% per annum depending on the size of the unused portion of the Revolving Funding Facility. Amounts available to borrow under the Revolving Funding Facility are subject to a borrowing base that applies different advance rates to different types of assets held by KABDCF and is subject to limitations with respect to the loans securing the Revolving Funding Facility, including restrictions on, loan size, industry concentration, payment frequency and status, as well as restrictions on portfolio company leverage, all of which may also affect the borrowing base and therefore amounts available to borrow.

(3)	The Subscription Credit Facility has a maturity date of December 31, 2023. The interest rate under the Subscription Credit Agreement is equal to the SOFR plus 1.975% (subject to a 0.275% SOFR floor). The Company is also required to pay a commitment fee of 0.25% per annum on any unused portion of the Subscription Credit Agreement.

Distributions

The Company elected to be treated as a BDC under the 1940 Act. The Company also elected to be treated as a RIC under the Code. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s investors and would not be reflected in the consolidated financial statements of the Company.

To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and quarterly asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its stockholders, for each taxable year, at least 90% of the sum of (i) its “investment company taxable income” for that year (without regard to the deduction for dividends paid), which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses and (ii) its net tax-exempt income.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% non-deductible federal excise tax on any undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of:

○	98% of its ordinary income for the calendar year;

○	98.2% of its capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year; and

○	100% of any undistributed income from prior years.

For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed. We have previously incurred, and may incur in the future, excise tax on a portion of our income and gains. While we intend to distribute income and capital gains to minimize exposure to the 4% non-deductible U.S. federal excise tax, we may not be able to, or may not choose to, distribute amounts sufficient to avoid the imposition of the tax entirely. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

Distributions

On August 10, 2023, the Board declared a distribution of $0.53 per share to each common stockholder of record as of September 29, 2023. The distribution will be paid on October 13, 2023.

On                , our Board declared a distribution of $                 per share, for stockholders of record on payable on or before                . This distribution is only payable if this offering has commenced on or before                   . shares of common stock sold pursuant to this prospectus will be entitled to receive this distribution.

The following table summarize our distributions declared and payable since February 5, 2021 (commencement of operations), (dollars in thousands, except per share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
April 23, 2021	April 20, 2021	May 14, 2021	$0.15	$850
July 14, 2021	July 20, 2021	July 27, 2021	$0.22	$2,024
October 18, 2021	October 22, 2021	November 2, 2021	$0.25	$3,025
December 2, 2021	December 29, 2021	January 18, 2022	$0.24	$4,615
April 19, 2022	April 20, 2022	April 26, 2022	$0.26	$6,103
July 19, 2022	July 20, 2022	July 27, 2022	$0.30	$7,065
October 18, 2022	October 13, 2022	October 25, 2022	$0.35	$10,957
December 16, 2022	December 29, 2022	January 13, 2023	$0.43	$15,428
March 7, 2023	March 31, 2023	April 14, 2023	$0.47	$16,890
May 10, 2023	June 30, 2023	July 14, 2023	$0.53	$20,678
Total distributions			$3.20	$87,635

Pursuant to our dividend reinvestment plan, the following table summarizes the amounts received and shares issued to stockholders who have not opted out of our dividend reinvestment plan since February 5, 2021 (commencement of operations), (dollars in thousands, except per share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
May 14, 2021	$21	1,361
July 27, 2021	$585	37,460
November 2, 2021	$886	55,792
January 18, 2022	$902	55,590
April 26, 2022	$1,222	75,270
July 27, 2022	$1,431	88,081
October 25, 2022	$2,087	127,414
January 13, 2023	$955	57,860
April 14, 2023	$1,089	65,733
July 14, 2023	$1,352	81,527
Total	$10,530	646,088

All of the dividends disclosed above were derived from ordinary income, determined on a tax basis.

CAPITALIZATION

The following table sets forth:

●	the actual consolidated capitalization of the Company at June 30, 2023;

●	the consolidated capitalization of the Company at June 30, 2023 as adjusted for the effect of approximately $ million net investments funded, at cost, and drawdowns on our debt facilities to fund investments from through , the dividend reinvestment pursuant to the dividend payable on or before , 2023, and the capital call drawdown notice issued on , 2023 with the proceeds used to repay outstanding debt; and

●	the consolidated capitalization of the Company at June 30, 2023, on a pro forma as adjusted basis to reflect the assumed sale of $ of our common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares) at an assumed public offering price of $ per share (the mid-point range of the estimated initial public offering price range) after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $ million payable by us and application of the net proceeds as discussed in more detail under “Use of Proceeds.”

You should read this table together with “Use of Proceeds” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

($ in thousands, except per share amounts)	June 30, 2023	As Adjusted(1) (2) (3)	As Adjusted for this Offering
Assets
Total investments, at fair value	$1,299,045	$	$
Cash	$12,919	$	$
Receivable for principal payment on investments	$148	$	$
Interest receivable	$12,270	$	$
Prepaid expenses and other assets	$207	$	$
Total Assets	$1,324,589	$	$
Liabilities
Total debt (net of unamortized debt issuance costs of $)	$635,086	$	$
Management fee payable	$2,848	$	$
Incentive fee payable	$9,320	$	$
Distributions payable	$20,678	$	$
Accrued expenses and other liabilities	$9,731	$	$
Total Liabilities	$677,663	$	$

Net Assets
Common stock $0.001 par value, 100,000,000 shares authorized; 39,013,826 shares issued and outstanding, actual; shares issued and outstanding, as adjusted(3)(4), shares issued and outstanding, as adjusted for this offering	$39	$	$
Additional paid-in capital	$626,581	$	$
Total distributable earnings (deficit)	$20,306	$	$
Total Net Assets	$646,926	$	$
Total Liabilities and Net Assets	$1,324,589	$	$
Net Asset Value Per Share	$16.58	$	$

(1)	Includes the effect of approximately $ million net investments funded and drawdowns on our debt facilities to fund investments from through ; does not include pipeline investments that may occur subsequent to but prior to this offering.

(2)	Adjusted for capital call drawdown notice issued on of $ , at a per share amount of $ , with the proceeds used to repay outstanding debt.

(3)	Adjusted for the dividend reinvestment payable on or before .

DILUTION

If you invest in shares of our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net asset value per share of common stock immediately after the completion of this offering. The net asset value per share is determined by dividing the value of (a) total assets minus liabilities by (b) the total number of shares outstanding.

Our net asset value as of June 30, 2023 was approximately $647 million, or $16.58 per share.

After giving effect to approximately $                 million net investments funded and the dividend reinvestment payable on or before                 `, 2023, our net asset value would have been approximately $                 , or $                 per share.

After giving effect to the sale of shares to be sold in this offering at the initial public offering price of $ per share (the mid-point range of the estimated initial public offering price range), the deduction of underwriting discounts and estimated expenses of this offering payable by us, and the application of the net proceeds as discussed in more detail under “Use of Proceeds,” our net asset value would have been approximately $              , or $ per share. That net asset value represents an immediate dilution of $ per share, or %, to new investors who purchase our shares of common stock in the offering at the initial public offering price. The foregoing assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the immediate dilution to shares sold in this offering would be $ per share.

The following table illustrates the dilution to the shares on a per share basis (without exercise of the underwriters option to purchase additional shares of common stock):

Assumed initial public offering price per share (the mid-point range of the estimated initial public offering price range)	$
June 30, 2023 net asset value per share	$
Increase subsequent to June 30, 2023(1)(2)(3)	$
As adjusted net asset value per share(1)(2)(3)	$
Decrease attributable to this offering	$
As-adjusted net asset value per share immediately after this offering	$
Dilution per share to new stockholders (without exercise of the underwriters’ option to purchase additional shares of common stock)	$

The following table sets forth information with respect to the shares prior to and following this offering:

	Shares			Total Consideration			Average Price
	Number	%		Amount	%		Per Share
Common stock outstanding			%	$		%	$
Common stock to be sold in this offering			%	$		%	$
Total		100.0%		$	100.0%

The as-adjusted net asset value upon completion of this offering is calculated as follows:

Numerator
NAV as adjusted through(1)(2)(3)	$
Assumed proceeds from this offering (after deduction of sales load and offering expenses payable by us)	$
NAV upon completion of this offering	$

Denominator
Common stock outstanding
Common stock included in this offering
Total shares outstanding upon completion of this offering

(1)	Includes the effect of approximately $ million net investments funded; does not include pipeline investments that may occur subsequent to but prior to this offering.

(2)	Adjusted for capital call drawdown notice issued on of $ , at a per share amount of $ , with the proceeds used to repay outstanding debt.

(3)	Adjusted for the dividend reinvestment payable on or before , 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with “Financial Highlights” and our financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, which relate to future events or the future performance or financial condition of the Company and involves numerous risks and uncertainties. Please see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of uncertainties, risk and assumptions associated with these statements.

Overview and Investment Framework

Kayne Anderson BDC, Inc. was formed as a Delaware corporation to make investments in middle market companies and commenced operations on February 5, 2021. We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act, as amended. In addition, for U.S. federal income tax purposes, we intend to qualify, annually, as a RIC under Subchapter M of the Code.

We are managed by KA Credit Advisors, LLC (the “Advisor”) which is an indirect subsidiary of Kayne Anderson Capital Advisors, L.P. (“Kayne Anderson”). The Advisor is registered with the SEC as an investment advisor under the Investment Advisory Act of 1940. Subject to the overall supervision of the Company’s board of directors (the “Board”), the Advisor is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments, determining the value of the investments and monitoring its investments and portfolio companies on an ongoing basis. The Board consists of seven directors, four of whom are independent.

Our investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in middle market companies. We define “middle market companies” as U.S.-based companies that, in general, generate between $10 million and $150 million of annual earnings before interest, taxes, depreciation and amortization, or EBITDA. Further, we refer to companies that generate between $10 million and $50 million of annual EBITDA as “core middle market companies” and companies that generate between $50 million and $150 million of annual EBITDA as “upper middle market companies.”

We intend to achieve our investment objective by investing primarily in first lien senior secured loans, with a secondary focus on unitranche and split-lien loans to privately held middle market companies. We expect at least 90% of our portfolio (including investments purchased with proceeds from borrowings) to be invested in first lien senior secured, unitranche and split-lien loans. The remaining 10% of our portfolio may be invested in equity securities (including those purchased in conjunction with other credit investments) and other opportunistic credit investments, including junior debt and other higher yielding investments. Most of these investments (i) will be made in core middle market companies, with the remainder in upper middle market companies and (ii) will generally have stated maturities of no more than six years.

We execute on our investment objective by (1) accessing the established loan sourcing channels developed by Kayne Anderson’s middle market private credit platform and investment and management team (“KAPC” or “Kayne Anderson Private Credit”), which includes an extensive network of private equity firms, other middle market lenders, financial advisors and intermediaries, and management teams, (2) selecting investments within our middle market company focus, (3) implementing Kayne Anderson’s middle market private credit team’s time-tested underwriting process, and (4) drawing upon the experience and resources of our Advisor’s investment team and the broader Kayne Anderson network. KAPC was established in 2011 and manages (directly and through affiliates) assets under management (“AUM”) of $5.5 billion related to middle market direct lending as of June 30, 2023.

Risk Adjusted Returns in Investment Selection

We believe our Advisor’s disciplined approach to origination, credit analysis, portfolio construction and risk management should allow us to achieve attractive risk-adjusted returns while preserving investor capital. At a high-level, our Advisor adheres to a strategy it refers to as a “value-lending philosophy”, which is comprised of several distinct areas of focus. First, this philosophy includes an explicit focus on underwriting investments in “evolutionary” not “revolutionary” markets. We tend to avoid high-growth markets as that growth profile attracts substantial capital formation and, in turn, new competition, leading to the potential for longer-term uncertainty and industry upheaval. As such, we tend to invest in markets where the winners and losers have been more-or-less been decided and where we can underwrite sustainable, predictable and leverageable cashflows for the long term. Second, this philosophy seeks to structure investments conservatively, with lower average senior leverage (defined as senior secured debt obligations of the borrower divided by the most recent last twelve months of EBITDA). As of June 30, 2023, average senior leverage of our portfolio was 4.2x.

Investment Portfolio

Our portfolio is currently comprised of a broad mix of loans, with diversity among investment size, industry focus and geography. The Advisor’s team of professionals conducts due diligence on prospective investments during the underwriting process and is involved in structuring the credit terms of each investment. Once an investment has been made, our Advisor closely monitors portfolio investments and takes a proactive approach identifying and addressing sector or company specific risks. The Advisor seeks to maintain a regular dialogue with portfolio company management teams (as well as their financial sponsors, where applicable), reviews detailed operating and financial results on a regular basis (typically monthly or quarterly) and monitors current and projected liquidity needs, in addition to other portfolio management activities. There are no assurances that we will achieve our investment objectives.

Portfolio and Investment Activity

As of June 30, 2023, we had 157 debt investments and 13 equity investments in 73 portfolio companies with an aggregate fair value of approximately $1,284 million and an amortized cost of $1,267 million consisting of first lien senior secured debt ($1,276.0 million fair value) and equity ($7.9 million fair value) investments.

As of June 30, 2023, our weighted average yield to maturity of debt and income producing securities at fair value was 12.3%, and our weighted average total yield to maturity of debt and income producing securities at amortized cost was 12.5%.

As of June 30, 2022, we had 128 debt investments and 5 equity investments in 52 portfolio companies with an aggregate fair value of approximately $718.0 million and an amortized cost of $706.3 million consisting of first lien senior secured debt ($716.6 million fair value) and equity ($1.4 million fair value) investments.

As of June 30, 2022, our weighted average yield to maturity of debt and income producing securities at fair value was 8.4%, and our weighted average total yield to maturity of debt and income producing securities at amortized cost was 8.5%.

Our investment activity for the three months ended June 30, 2023 and 2022 is presented below (information presented herein is at par value unless otherwise indicated).

	For the three months ended June 30,
	2023 ($ in millions)	2022 ($ in millions)
New investments:
Gross new investments commitments	$57.2	$118.3
Less: investment commitments sold down, exited or repaid(1)	(45.9)	(6.9)
Net investment commitments	11.3	111.4

Principal amount of investments funded:
Private credit investments	$73.0	$116.9
Liquid credit investments	-	-
Preferred equity investments(2)	-	-
Common equity investments(2)	0.2	0.3
Total principal amount of investments funded	73.2	117.2

Principal amount of investments sold / repaid:
Private credit investments	(42.3)	(15.3)
Liquid credit investments	-	-
Total principal amount of investments sold or repaid	(42.3)	(15.3)

Number of new investment commitments	10	25
Average new investment commitment amount	$5.7	$4.7
Weighted average maturity for new investment commitments(3)	2.9 years	2.4 years
Percentage of new debt investment commitments at floating rates	100%	100.0%
Percentage of new debt investment commitments at fixed rates	0%	0.0%
Weighted average interest rate of new investment commitments(4)	12.3%	7.7%

Weighted average spread over SOFR of new floating rate investment commitments	7.2%	6.1%
Weighted average interest rate on investment sold or paid down(5)	14.1%	7.7%

(1)	Does not include repayments on revolving loans, which may be redrawn.

(2)	As of June 30, 2023, preferred equity investments and common equity investments were reported as equity investments.

(3)	For undrawn delayed draw term loans, the maturity date used is that of the associated term loan.

(4)	Based on the rate in effect at June 30, 2023 for new commitments entered into during the quarter.

(5)	Based on the underlying rate if still held at June 30, 2023. For those investments sold or paid down in full during the year, based on the rate in effect at the time of sale or paid down.

As of December 31, 2022, we had 164 debt investments and 13 equity investments in 67 portfolio companies with an aggregate fair value of approximately $1,165 million and an amortized cost of $1,148 million consisting of first lien senior secured debt ($1,158 million fair value) and equity ($7.1 million fair value) investments.

As of December 31, 2022, our weighted average yield to maturity of debt and income producing securities at fair value was 11.4%, and our weighted average total yield to maturity of debt and income producing securities at amortized cost was 11.6%.

As of December 31, 2021, we had 99 debt investments and one equity investment in 47 portfolio companies with an aggregate fair value of approximately $578.4 million and an amortized cost of $566.6 million consisting of first lien senior secured debt and equity investments.

As of December 31, 2021, our weighted average total yield to maturity of debt and income producing securities at fair value was 7.5%, and our weighted average total yield to maturity of debt and income producing securities at amortized cost was 7.7%.

Our investment activity for the years ended December 31, 2022 and 2021 is presented below (information presented herein is at par value unless otherwise indicated).

	For the year ended December 31,
	2022 ($ in millions)	2021 ($ in millions)
New investments:
Gross new investments commitments	$771.1	$770.7
Less: investment commitments sold down, exited or repaid(1)	(125.9)	(94.9)
Net investment commitments	645.2	675.8

Principal amount of investments funded:
Private credit investments	$714.1	$640.9
Liquid credit investments	-	20.9
Preferred equity investments (2)	1.2	-
Common equity investments (2)	4.8	-
Total principal amount of investments funded	720.1	661.8

Principal amount of investments sold:
Private credit investments	(126.4)	(74.0)
Liquid credit investments	-	(20.9)
Total principal amount of investments sold or repaid	(126.4)	(94.9)

Number of new investment commitments	85	115
Average new investment commitment amount	$9.1	$6.7
Weighted average maturity for new investment commitments (3)	4.1 years	4.3 years
Percentage of new debt investment commitments at floating rates	99.1%	100.0%
Percentage of new debt investment commitments at fixed rates	0.9%	0.0%
Weighted average interest rate of new investment commitments (4)	10.8%	7.0%
Weighted average spread over benchmark rate of new floating rate investment commitments (4)	6.6%	6.0%
Weighted average interest rate on investment sold or paid down (5)	9.4%	6.4%

(1)	Does not include repayments on revolving loans, which may be redrawn.

(2)	As of December 31, 2022, preferred equity investments and common equity investments were reported as equity investments.

(3)	For undrawn delayed draw term loans, the maturity date used is that of the associated term loan.

(4)	Based on the rate in effect at December 31, 2022 for new commitments entered into during the year.

(5)	Based on the underlying rate if still held at December 31, 2022. For those investments sold or paid down in full during the year, based on the rate in effect at the time of sale or paid down.

The table below describe long-term investments by industry composition based on fair value as of June 30, 2023, and December 31, 2022. Beginning with the three months ended March 31, 2022, we use Global Industry Classification Standards (GICS), Level 3 – Industry, for classifying the industry groupings of its portfolio companies.

	June 30, 2023	December 31, 2022
Trading companies & distributors	13.6%	12.9%
Commercial services & supplies	12.0%	11.9%
Food products	10.6%	10.9%
Health care providers & services	8.4%	9.8%
Professional services	5.0%	5.5%
Aerospace & defense	4.3%	4.1%
IT services	4.1%	3.9%
Machinery	4.0%	2.2%
Containers & packaging	3.8%	4.5%
Textiles, apparel & luxury goods	3.7%	4.1%
Leisure products	3.6%	2.3%
Personal care products	3.1%	1.7%
Chemicals	2.9%	2.9%
Software	2.7%	3.0%
Diversified telecommunication services	2.3%	2.6%
Wireless telecommunication services	2.3%	2.5%
Insurance	2.3%	1.3%
Automobile components	2.2%	2.3%
Building products	1.7%	3.4%
Household durables	1.6%	1.8%
Health care equipment & supplies	1.6%	1.8%
Household products	1.4%	1.6%
Biotechnology	0.9%	1.0%
Specialty retail	0.7%	0.7%
Pharmaceuticals	0.6%	0.6%
Capital Markets	0.4%	-%
Electronic equipment, instruments & components	0.2%	0.3%
Asset management & custody banks	-%	0.4%
Total	100.0%	100.0%

The table below describe long-term investments by industry composition based on fair value as of December 31, 2021. As of December 31, 2021, we used GICS, Level 2 – Industry Group.

December 31, 2021
Commercial & professional services	19.6%
Capital goods	19.5%
Consumer durables & apparel	15.8%
Telecommunication services	8.8%
Health care equipment & services	8.5%
Household & personal products	7.4%
Materials	7.0%
Automobiles & components	4.1%
Food & beverage	2.9%
Software & services	2.4%
Retailing	1.6%
Pharmaceuticals, biotech & life sciences	1.5%
Diversified financials	0.9%
Total	100.0%

Results of Operations

For the three and six months ended June 30, 2023 and 2022 and the years ended December 31, 2022 and 2021, our total investment income was derived from our portfolio of investments. All debt investments were income producing, and there were no loans on non-accrual status as of June 30, 2023 or 2022 and December 31, 2022 or 2021, respectively.

The following table represents the operating results for the three and six months ended June 30, 2023 and 2022.

	For the three months ended June 30,		For the six months ended June 30,
	2023 ($ in millions)	2022 ($ in millions)	2023 ($ in millions)	2022 ($ in millions)
Total investment income	$40.7	$13.0	$77.1	$24.9
Less: Net expenses	(19.0)	(5.9)	(36.1)	(11.5)
Net investment income	21.7	7.1	41.0	13.4
Net realized gains (losses) on investments	-	-	-	-
Net change in unrealized gains (losses) on investments	(0.7)	0.3	(0.6)	(0.2)
Net increase (decrease) in net assets resulting from operations	$21.0	$7.4	$40.4	$13.2

The following table represents the operating results for the years ended December 31, 2022 and 2021.

	For the years ended December 31,
	2022 ($ in millions)	2021 ($ in millions)
Total investment income	$74.8	$18.8
Less: Net expenses	34.6	8.6
Net investment income	40.2	10.2
Net realized gains (losses) on investments	0.1	0.3
Net change in unrealized gains (losses) on investments	5.5	11.8
Net increase (decrease) in net assets resulting from operations	$45.8	$22.3

Investment Income

Investment income for the three and six months ended June 30, 2023 totaled $40.7 million and $77.1 million, respectively, and consisted primarily of interest income on our debt investments. Investment income for the three and six months ended June 30, 2022 totaled $13.0 million and $24.9 million, respectively, and consisted primarily of interest income on our debt investments. For the three and six months ended June 30, 2023, we had $0.8 million and $1.0 million of PIK interest included in interest income. There was no PIK interest for the three and six months ended June 30, 2022.

Investment income for the years ended December 31, 2022 and 2021 totaled $74.8 million and $18.8 million, respectively, and consisted primarily of interest income on our debt investments.

Expenses

Operating expenses for the three and six months ended June 30, 2023 and 2022 were as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023 ($ in millions)	2022 ($ in millions)	2023 ($ in millions)	2022 ($ in millions)
Interest and debt financing expenses	$13.0	$3.0	$24.5	$5.8
Management fees	2.8	1.5	5.5	2.8
Incentive fees	2.4	0.8	4.6	1.7
Directors fees	0.2	0.1	0.3	0.2
Other operating expenses	0.6	0.5	1.2	1.0
Total expenses	$19.0	$5.9	$36.1	$11.5

Operating expenses for the years ended December 31, 2022 and 2021, were as follows:

	For the years ended December 31,
	2022 ($ in millions)	2021 ($ in millions)
Interest and debt financing expenses	$20.3	$4.4
Management fees	7.1	2.1
Incentive fees	4.7	0.1
Directors fees	0.5	0.3
Initial organization	-	0.2
Deferred offering costs	-	0.2
Other operating expenses	2.0	1.3
Total expenses	$34.6	$8.6

Total expenses for the years ended December 31, 2022 and 2021 included zero and $0.2 million of initial organization expenses, respectively, and $0.03 million and $0.2 million of deferred offering costs, respectively.

Net Unrealized Gains (Losses) on Investments

We fair value our portfolio investments quarterly and any changes in fair value are recorded as unrealized gains or losses.

During the three and six months ended June 30, 2023 and 2022, net unrealized gains (losses) on our investment portfolio were comprised of the following:

	For the three months ended June 30,		For the six months ended June 30,
	2023 ($ in millions)	2022 ($ in millions)	2023 ($ in millions)	2022 ($ in millions)
Unrealized gains on investments	$4.4	$2.0	$6.6	$2.8
Unrealized (losses) on investments	(5.1)	(1.7)	(7.2)	(3.0)
Net change in unrealized gains (losses) on investments	$(0.7)	$0.3	$(0.6)	$(0.2)

During the years ended December 31, 2022 and 2021, net unrealized gains (losses) on our investment portfolio were comprised of the following:

	For the years ended December 31,
	2022 ($ in millions)	2021 ($ in millions)
Unrealized gains on investments	$15.1	$11.8
Unrealized (losses) on investments	(9.6)	-
Net change in unrealized gains (losses) on investments	$5.5	$11.8

The change in unrealized appreciation for the three months ended June 30, 2023 and 2022 totaled $4.4 million and $2.0 million, respectively, which primarily related to our investments in the following tables.

For the three months ended June 30, 2023 ($ in millions)
Portfolio Company
Light Wave Dental Management LLC	$0.6
Silk Holdings III Corp. (Suave)	0.6
BLP Buyer, Inc. (Bishop Lifting Products)	0.6
Sundance Holdings Group, LLC	0.3
Fastener Distribution Holdings, LLC	0.3
American Equipment Holdings LLC	0.2
Alcami Corporation (Alcami)	0.2
IF&P Foods, LLC (FreshEdge)	0.2
USALCO, LLC	0.2
PMFC Holding, LLC	0.2
Other portfolio companies	1.0
Total Unrealized Appreciation	$4.4

For the three months ended June 30, 2022 ($ in millions)
Portfolio Company
IF&P Foods, LLC (FreshEdge)	$0.6
AIDC Intermediate Co 2, LLC (Peak Technologies)	0.3
Light Wave Dental Management LLC	0.3
Siegel Parent, LLC	0.1
Gusmer Enterprises, Inc.	0.1
Allentown, LLC	0.1
American Equipment Holdings LLC	0.1
Regiment Security Partners LLC	0.1
Advanced Environmental Monitoring	0.1
Process Insights, Inc.	0.1
Other portfolio companies	0.1
Total Unrealized Appreciation	$2.0

The change in unrealized appreciation for the years ended December 31, 2022 and 2021 totaled $15.1 million and $11.8 million, respectively, which primarily related to our investments in the following tables:

For the year ended December 31, 2022 ($ in millions)
Portfolio Company
AIDC Intermediate Co 2, LLC (Peak Technologies)	1.0
American Soccer Company, Incorporated (SCORE)	1.0
BC CS 2, L.P. (Cuisine Solutions)	0.9
IF&P Foods, LLC (FreshEdge)	0.8
CGI Automated Manufacturing, LLC	0.8
BR PJK Produce, LLC (Keany)	0.8
DISA Holdings Corp. (DISA)	0.7
Genuine Cable Group, LLC	0.7
LSL Industries, LLC (LSL Healthcare)	0.7
Gulf Pacific Holdings, LLC	0.6
FCA, LLC (FCA Packaging)	0.6
Improving Acquisition LLC	0.5
Basel U.S. Acquisition Co., Inc. (IAC)	0.5
Domain Information Services Inc. (Integris)	0.5
Allcat Claims Service, LLC	0.5
Universal Marine Medical Supply International, LLC (Unimed)	0.4
Fastener Distribution Holdings, LLC	0.4
BCDI Meteor Acquisition, LLC (Meteor)	0.4
Drew Foam Companies, Inc.	0.4
Alcami Corporation (Alcami)	0.4
PVI Holdings, Inc	0.4
BLP Buyer, Inc. (Bishop Lifting Products)	0.2
Light Wave Dental Management LLC	0.2
Other portfolio companies	1.7
Total Unrealized Appreciation	$15.1

For the year ended December 31, 2021 ($ in millions)
Portfolio Company
Eastern Wholesale Fence	$0.6
4 Over International, LLC	0.6
USALCO, LLC	0.5
Corbett Technology Solutions, Inc.	0.5
Arborworks Acquisition LLC	0.5
American Equipment Holdings LLC	0.5
Curio Brands, LLC	0.5
EIS Legacy, LLC	0.5
CGI Automated Manufacturing, LLC	0.5
Centerline Communications, LLC	0.4
Home Brands Group Holdings, Inc. (ReBath)	0.4
SGA Dental Partners Holdings, LLC	0.4
Guardian Dentistry Partners	0.4
Sundance Holdings Group, LLC	0.4
PH Beauty Holdings III, Inc.	0.4
Siegel Egg Co., LLC	0.3
Vehicle Accessories, Inc.	0.3
BCI Burke Holding Corp.	0.3
Broder Bros, Co.	0.3
United Safety & Survivability Corporation (USSC)	0.3
Other portfolio companies	3.2
Total Unrealized Appreciation	$11.8

The change in unrealized depreciation for the three months ended June 30, 2023 and 2022 totaled $5.1 million and $1.7 million, respectively, which was primarily related to our investments in the following table.

For the three months ended June 30, 2023 ($ in millions)
Portfolio Company
Siegel Egg Co., LLC	$(0.8)
CGI Automated Manufacturing, LLC	(0.4)
YS Garments, LLC	(0.4)
American Soccer Company, Incorporated (SCORE)	(0.4)
IF&P Foods, LLC (FreshEdge)	(0.3)
Genuine Cable Group, LLC	(0.3)
Siegel Parent, LLC	(0.3)
Eastern Wholesale Fence LLC	(0.2)
Improving Acquisition LLC	(0.2)
Centerline Communications, LLC	(0.2)
Other portfolio companies	(1.6)
Total Unrealized Depreciation	$(5.1)

For the three months ended June 30, 2022 ($ in millions)
Portfolio Company
Arborworks Acquisition LLC	$(0.3)
Trademark Global LLC	(0.2)
United Safety & Survivability Corporation (USSC)	(0.2)
PH Beauty Holdings III, Inc.	(0.1)
The Kleinfelder Group, Inc.	(0.1)
Other portfolio companies	(0.8)
Total Unrealized Depreciation	$(1.7)

The change in unrealized appreciation for the six months ended June 30, 2023 and 2022 totaled $6.6 million and $2.8 million, respectively, which primarily related to our investments in the following tables:

For the six months ended June 30, 2023 ($ in millions)
Portfolio Company
BLP Buyer, Inc. (Bishop Lifting Products)	$0.8
Silk Holdings III Corp. (Suave)	0.7
Light Wave Dental Management LLC	0.5
Engineered Fastener Company, LLC (EFC International)	0.5
Techniks Holdings, LLC / Eppinger Holdings Germany GMBH	0.5
Krayden Holdings, Inc.	0.4
Pavion Corp., f/k/a Corbett Technology Solutions, Inc.	0.3
Alcami Corporation (Alcami)	0.3
Sundance Holdings Group, LLC	0.3
American Equipment Holdings LLC	0.2
Other portfolio companies	2.1
Total Unrealized Appreciation	$6.6

For the six months ended June 30, 2022 ($ in millions)
Portfolio Company
IF&P Foods, LLC (FreshEdge)	$0.6
BLP Buyer, Inc. (Bishop Lifting Products)	0.3
AIDC Intermediate Co 2, LLC (Peak Technologies)	0.3
Light Wave Dental Management LLC	0.3
CGI Automated Manufacturing, LLC	0.3
Siegel Parent, LLC	0.1
OMH-HealthEdge Holdings, LLC	0.1
Gusmer Enterprises, Inc.	0.1
American Equipment Holdings LLC	0.1
Allentown, LLC	0.1
Other portfolio companies	0.5
Total Unrealized Appreciation	$2.8

The change in unrealized depreciation for the six months ended June 30, 2023 and 2022 totaled $7.2 million and $3.0 million, respectively, which primarily related to our investments in the following table.

For the six months ended June 30, 2023 ($ in millions)
Portfolio Company
Siegel Parent, LLC	$(1.3)
Genuine Cable Group, LLC	(0.6)
AIDC Intermediate Co 2, LLC (Peak Technologies)	(0.5)
American Soccer Company, Incorporated (SCORE)	(0.4)
CGI Automated Manufacturing, LLC	(0.4)
IF&P Foods, LLC (FreshEdge)	(0.4)
Centerline Communications, LLC	(0.3)
Drew Foam Companies, Inc.	(0.3)
LSL Industries, LLC (LSL Healthcare)	(0.3)
YS Garments, LLC	(0.2)
Other portfolio companies	(2.5)
Total Unrealized Depreciation	$(7.2)

For the six months ended June 30, 2022 ($ in millions)
Portfolio Company
Arborworks Acquisition LLC	(0.8)
Trademark Global LLC	(0.5)
United Safety & Survivability Corporation (USSC)	(0.2)
PH Beauty Holdings III, Inc.	(0.2)
Fralock Buyer LLC	(0.1)
The Kleinfelder Group, Inc.	(0.1)
Other portfolio companies (1)	(1.1)
Total Unrealized Depreciation	$(3.0)

(1)	Primarily attributable to accretion of discounts on investments.

The change in unrealized depreciation for the year ended December 31, 2022 total $9.6 million, which primarily related to our investments in the following table. There was no change in unrealized depreciation for the year ended December 31, 2021.

For the year ended December 31, 2022 ($ in millions)
Portfolio Company
Arborworks Acquisition LLC	(2.9)
Trademark Global LLC	(1.0)
PH Beauty Holdings III, Inc.	(0.5)
Curio Brands, LLC	(0.5)
4 Over International, LLC	(0.4)
Pavion Corp., f/k/a Corbett Technology Solutions, Inc.	(0.4)
MacNeill Pride Group	(0.3)
USALCO, LLC	(0.3)
DRS Holdings III, Inc. (Dr. Scholl’s)	(0.3)
Sundance Holdings Group, LLC	(0.2)
Other portfolio companies	(2.8)
Total Unrealized Depreciation	$(9.6)

Financial Condition, Liquidity and Capital Resources

Our liquidity and capital resources are generated primarily from the net proceeds of any offering of our shares of common stock, proceeds from borrowing on our credit facilities, proceeds from the issuance of notes and from cash flows from interest and fees earned from our investments and principal repayments and proceeds from sales of our investments. Our primary use of cash will be investments in portfolio companies, payments of our expenses, repayments of borrowed amounts and payment of cash distributions to our stockholders.

We finance our investments with borrowed money. In accordance with the 1940 Act, we are required to meet a coverage ratio of total assets (less total liabilities other than indebtedness) to total borrowings and other senior securities (and any preferred stock that we may issue in the future) of at least 150%. If this ratio declines below 150%, we cannot incur additional leverage and could be required to sell a portion of our investments to repay some leverage when it is disadvantageous to do so. As of June 30, 2023 and December 31, 2022, our asset coverage ratios were 201% and 203%. We currently intend to target asset coverage of 200% to 180% (which equates to a debt-to-equity ratio of 1.0x to 1.25x) but may alter this target based on market conditions.

Over the next twelve months, we expect that cash and cash equivalents, taken together with proceeds from this offering, our undrawn capital commitments and available capacity under our credit facilities, will be sufficient to conduct anticipated investment activities. Beyond twelve months, we expect that our cash and liquidity needs will continue to be met by cash generated from our ongoing operations as well as financing activities.

As of June 30, 2023, we had $75 million Notes outstanding, $566 million borrowed under our credit facilities and cash and cash equivalents of $28.0 million (including short term investments). As of August 10, 2023, we had $75 million Notes outstanding, $515 million borrowed under our credit facilities and cash and cash equivalents of $14.9 million (including short-term investments).

Capital Contributions

During the six months ended June 30, 2023 and 2022, we issued 3,010,942 and 4,191,292 shares of our common stock related to capital called at an aggregate purchase price of $50.0 million and $68.6 million, respectively. As of August 10, 2023, we had aggregate capital commitments of $887.0 million, and we had undrawn capital commitments of $228.7 million from investors ($658.3 million or 74.2% funded).

Senior Unsecured Notes

As of June 30, 2023, we have $75 million of senior unsecured notes outstanding, with $25 million of 8.65% Series A Notes due June 2027 and $50 million of 8.74% Series B Notes due June 2028 (the Series A notes and the Series B Notes, collectively, the “Notes”).

Credit Facilities

Corporate Credit Facility: As of June 30, 2023, we are party to a senior secured revolving credit facility (the “Corporate Credit Facility”), that has a total commitment of $400 million. The facility’s commitment termination date and the final maturity date are February 18, 2026 and February 18, 2027, respectively. The Corporate Credit Facility also provides for a feature that allows us, under certain circumstances, to increase the overall size of the Corporate Credit Facility to a maximum of $550 million. The interest rate on the Corporate Credit Facility is equal to Term SOFR (a forward-looking rate based on SOFR futures) plus an applicable spread of 2.35% per annum or an “alternate base rate” (as defined in the agreements governing the Corporate Credit Facility) plus an applicable spread of 1.25%. We are also required to pay a commitment fee of 0.375% per annum on any unused portion of the Corporate Credit Facility.

Revolving Funding Facility: As of June 30, 2023, we and our wholly owned, special purpose financing subsidiary, Kayne Anderson BDC Financing, LLC (“KABDCF”), are party to a senior secured revolving funding facility (the “Revolving Funding Facility”), that has a total commitment of $455 million. The Revolving Funding Facility is secured by all of the assets held by, and the membership interest in, KABDCF. The end of the reinvestment period and the stated maturity date for the Revolving Funding Facility are February 18, 2025 and February 18, 2027, respectively. The interest rate on the Revolving Funding Facility is equal to daily SOFR plus 2.75% per annum. KABDCF is also required to pay a commitment fee of between 0.50% and 1.50% per annum depending on the size of the unused portion of the Revolving Funding Facility.

Subscription Credit Agreement: As of June 30, 2023, we are party to a senior secured revolving credit agreement that includes a capital call facility (the “Subscription Credit Agreement”). The Subscription Credit Agreement permits us to elect the commitment amount each quarter to borrow up to $125 million, subject to availability under the borrowing base which is calculated based on the unused capital commitments of the investors meeting various eligibility requirements. The Subscription Credit Agreement has a maximum commitment of $125 million and the interest rate under the facility is equal to Term SOFR plus 1.975% (subject to a 0.275% floor). We are also required to pay a commitment fee of 0.25% per annum on the unused portion of the Subscription Credit Agreement. We also pay an extension fee of 0.05% per quarter on the elected commitment amount on the first day of each calendar quarter. The Subscription Credit Agreement will expire on December 31, 2023.

Contractual Obligations

A summary of our significant contractual principal payment obligations related to the repayment of our outstanding indebtedness at June 30, 2023 is as follows:

	Payments Due by Period ($ in millions)
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Senior Unsecured Notes	$75.0	$-	$-	$75.0	$-
Corporate Credit Facility	237.0	-	-	237.0	-
Revolving Funding Facility	320.0	-	-	320.0	-
Subscription Credit Agreement	9.0	9.0	-	-	-
Total contractual obligations	$641.0	$9.0	$-	$632.0	$-

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we had an aggregate $116.1 million and $149.3 million, respectively, of unfunded commitments to provide debt financing to our portfolio companies. Such commitments are generally subject to the satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in our financial statements. Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not have any other off-balance sheet financings or liabilities.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies, including those relating to the valuation of our investment portfolio, are described below. The critical accounting policies should be read in conjunction with our risk factors described in “Risk Factors.”

Investment Valuation

Traded Investments (Level 1 or Level 2)

Investments for which market quotations are readily available will typically be valued at those market quotations. Traded investments such as corporate bonds, preferred stock, bank notes, loans or loan participations are valued by using the bid price provided by an independent pricing service, by an independent broker, the agent bank, syndicate bank or principal market maker. When price quotes for investments are not available, or such prices are stale or do not represent fair value in the judgment of our Advisor, fair market value will be determined using our Advisor’s valuation process for investments that are privately issued or otherwise restricted as to resale.

We may also invest, to a lesser extent, in equity securities purchased in conjunction with debt investments. While we anticipate these equity securities to be issued by privately held companies, we may hold equity securities that are publicly traded. Equity securities listed on any exchange other than the NASDAQ Stock Market, Inc. (“NASDAQ”) are valued, except as indicated below, at the last sale price on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the most recent bid and ask prices on such day. Securities admitted to trade on the NASDAQ are valued at the NASDAQ official closing price. Equity securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined at the close of the exchange representing the principal market for such securities. Equity securities traded in the over-the-counter market, but excluding securities admitted to trading on the NASDAQ, are valued at the closing bid prices.

Non-Traded Investments (Level 3)

Investments that are privately issued or otherwise restricted as to resale, as well as any security for which (a) reliable market quotations are not available in the judgment of our Advisor, or (b) the independent pricing service or independent broker does not provide prices or provides a price that in the judgment of our Advisor is stale or does not represent fair value, shall each be valued in a manner that most fairly reflects fair value of the security on the valuation date. We expect that a significant majority of our investments will be Level 3 investments. Unless otherwise determined by the Advisor, the following valuation process is used for our Level 3 investments:

●	Valuation Designee. The applicable investments will be valued no less frequently than quarterly by the Advisor, with new investments valued at the time such investment was made. The value of each Level 3 investment will be initially reviewed by the persons responsible for such portfolio company or investment. The Advisor will use a standardized template designed to approximate fair market value based on observable market inputs, updated credit statistics and unobservable inputs to determine a preliminary value. The Advisor will specify the titles of the persons responsible for determining the fair value of Company investments, including by specifying the particular functions for which they are responsible, and will reasonably segregate fair value determinations from the portfolio management of the Company such that the portfolio manager(s) may not determine, or effectively determine by exerting substantial influence on, the fair values ascribed to portfolio investments.

●	Valuation Firm. Quarterly, a third-party valuation firm engaged by the Advisor reviews the valuation methodologies and calculations employed for each of the Company’s investments that the Advisor has placed on the “watch list” and approximately 25% of the Company’s remaining investments. The third-party valuation firm will review and independently value all of the Level 3 investments at least once per year, on a rolling twelve-month basis. The quarterly report issued by the third-party valuation firm will provide positive assurance on the fair values of the investments reviewed.

●	Oversight. The Board has appointed the Advisor as the valuation designee for the Company for purposes of making determinations of fair value as permitted by Rule 2a-5 under the 1940 Act. The Audit Committee shall aid the Board in overseeing the Advisor’s fair valuation of securities that are not publicly traded or for which current market values are not readily available. The Audit Committee shall meet quarterly to review the fair value determinations, processes and written reports of the Advisor as part of the Board’s oversight responsibilities.

Refer to Note 5 – Fair Value – to the consolidated financial statements for more information on the Company’s valuation process.

Revenue Recognition

We record interest income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt securities with contractual PIK interest, which represents contractual interest accrued and added to the principal balance, we generally will not accrue PIK interest for accounting purposes if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities for accounting purposes if we have reason to doubt our ability to collect such interest. OIDs, market discounts or premiums are accreted or amortized using the effective interest method as interest income. We record prepayment premiums on loans and debt securities as interest income.

Related Party Transactions

Investment Advisory Agreement. On February 5, 2021, we entered into the Investment Advisory Agreement with our Advisor. On March 7, 2023, the Board approved a one-year renewal of the Investment Advisory Agreement through March 15, 2024. Our Advisor will agree to serve as our investment advisor in accordance with the terms of our Investment Advisory Agreement. Payments under our Investment Advisory Agreement in each reporting period will consist of the base management fee equal to a percentage of the fair market value of investments, including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase as well as an incentive fee based on our performance.

For services rendered under the Investment Advisory Agreement, we will pay a base management fee quarterly in arrears to our Advisor based on the of the fair market value of our investments including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase. We will also pay an incentive fee on income and an incentive fee on capital gains to our Advisor.

Prior to an initial public offering or listing on an exchange of our common stock (an “exchange listing”), any incentive fees earned by the Advisor shall accrue as earned but only become payable in cash to the Advisor upon consummation of an exchange listing. To the extent the Company does not complete an exchange listing, the incentive fees will be payable to the Advisor (a) upon consummation of a sale of the Company or (b) once substantially all proceeds from a Company liquidation payable to the Company’s common stockholders have been distributed to such stockholders.

Administration Agreement. On February 5, 2021, we entered into an Administration Agreement with our Advisor, which serves as our Administrator pursuant to which the Administrator will furnish us with administrative services necessary to conduct our day-to-day operations. On March 7, 2023, the Board approved a one-year renewal of the Administration Agreement through March 15, 2024. The Administrator will be reimbursed for administrative expenses it incurs on our behalf in performing its obligations. Such reimbursement may be made for our allocable portion (subject to the review and approval of our independent directors) of office facilities, overhead, and compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and their respective staff who provide services to us. As we reimburse the Administrator for its expenses, we will indirectly bear such cost. On March 28, 2023, the Administrator engaged Ultimus Fund Solutions, LLC under a sub-administration agreement to assist the Administrator in performing certain of its administrative duties effective in the second quarter of 2023. The Administrator may enter into additional sub-administration agreements with third-parties to perform other administrative and professional services on behalf of the Administrator.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in interest rates. Interest rate sensitivity refers to the change in our earnings that may result from changes in the level of interest rates. Because we fund a portion of our investments with borrowings, our net investment income will be affected by the difference between the rate at which we invest and the rate at which we borrow. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Assuming that the consolidated statement of assets and liabilities as of June 30, 2023 were to remain constant and that we took no actions to alter our existing interest rate sensitivity, the following table shows the annualized impact ($ in millions) of hypothetical base rate changes in interest rate (considering interest rate floors for floating rate instruments).

Change in Interest Rates	Increase (Decrease) in Interest Income	Increase (Decrease) in Interest Expense	Net Increase (Decrease) in Net Investment Income
Down 200 basis points	$(25.7)	$(11.3)	$(14.4)
Down 100 basis points	$(12.9)	$(5.7)	$(7.2)
Up 100 basis points	$12.9	$5.7	$7.2
Up 200 basis points	$25.7	$11.3	$14.4

The data in the table is based on the Company’s current statement of assets and liabilities.

We may hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates.

THE COMPANY

Overview

We are a business development company (“BDC”) that invests primarily in first lien senior secured loans, with a secondary focus on unitranche and split-lien loans to privately held middle market companies. We are managed by KA Credit Advisors, LLC (the “Advisor”), an affiliate of Kayne Anderson Capital Advisors, L.P. (“Kayne Anderson”), a leading alternative investment management firm. Our Advisor and Kayne Anderson are registered with the United States Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Kayne Anderson BDC, Inc. is a Delaware corporation formed to make investments in middle market companies and commenced operations on February 5, 2021. We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act, as amended. In addition, for U.S. federal income tax purposes, we intend to qualify, annually, as a RIC under Subchapter M of the Code.

Our Advisor is an indirect subsidiary of Kayne Anderson and is registered with the SEC as an investment advisor under the Advisers Act.

Investment Objective and Strategy

Our investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in middle market companies. We define “middle market companies” as U.S.-based companies that, in general, generate between $10 million and $150 million of annual earnings before interest, taxes, depreciation and amortization, or EBITDA. Further, we refer to companies that generate between $10 million and $50 million of annual EBITDA as “core middle market companies” and companies that generate between $50 million and $150 million of annual EBITDA as “upper middle market companies.”

We intend to achieve our investment objective by investing primarily in first lien senior secured loans, with a secondary focus on unitranche and split-lien loans to privately held middle market companies. We expect at least 90% of our portfolio (including investments purchased with proceeds from borrowings) to be invested in first lien senior secured, unitranche and split-lien loans. The remaining 10% of our portfolio may be invested in equity securities (including those purchased in conjunction with other credit investments) and other opportunistic credit investments, including junior debt and other higher yielding investments. Most of these investments (i) will be made in core middle market companies, with the remainder in upper middle market companies and (ii) will generally have stated maturities of no more than six years.

We execute on our investment objective by (1) accessing the established loan sourcing channels developed by Kayne Anderson’s middle market private credit platform and investment and management team (“KAPC” or “Kayne Anderson Private Credit”), which includes an extensive network of private equity firms, other middle market lenders, financial advisors and intermediaries, and management teams, (2) selecting investments within our middle market company focus, (3) implementing Kayne Anderson’s middle market private credit team’s time-tested underwriting process, and (4) drawing upon the experience and resources of our Advisor’s investment team and the broader Kayne Anderson network. KAPC was established in 2011 and manages (directly and through affiliates) assets under management (“AUM”) of $5.5 billion related to middle market direct lending as of June 30, 2023.

Risk Adjusted Returns in Investment Selection

We believe our Advisor’s disciplined approach to origination, credit analysis, portfolio construction and risk management should allow us to achieve attractive risk-adjusted returns while preserving investor capital. At a high-level, our Advisor adheres to a strategy it refers to as a “value-lending philosophy”, which is comprised of several distinct areas of focus. First, this philosophy includes an explicit focus on underwriting investments in “evolutionary” not “revolutionary” markets. We tend to avoid high-growth markets as that growth profile attracts substantial capital formation and, in turn, new competition, leading to the potential for longer-term uncertainty and industry upheaval. As such, we tend to invest in markets where the winners and losers have been more-or-less decided and where we can underwrite sustainable, predictable and leverageable cashflows for the long term. Second, this philosophy seeks to structure investments conservatively, with average senior leverage (defined as senior secured debt obligations of the borrower divided by the most recent last twelve months of EBITDA) of approximately 4.2x for our portfolio as compared to average senior leverage in the middle market of approximately 4.5x1. (Source: Refinitiv LPC’s 2Q’23 Sponsored Middle Market Private Deals Analysis (July 2023).

[1]	Calculated as simple average from 2021 through June 30, 2023; time period approximately matches commencement of our operations.

Investment Portfolio

Our portfolio is currently comprised of a broad mix of loans, with diversity among investment size, industry focus and geography. The Advisor’s team of professionals conducts due diligence on prospective investments during the underwriting process and is involved in structuring the credit terms of each investment. Once an investment has been made, our Advisor closely monitors portfolio investments and takes a proactive approach identifying and addressing sector or company specific risks. The Advisor maintains a regular dialogue with portfolio company management teams (as well as their financial sponsors, where applicable), reviews detailed operating and financial results on a regular basis (typically monthly or quarterly) and monitors current and projected liquidity needs, in addition to other portfolio management activities. There are no assurances that we will achieve our investment objectives.

As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private or thinly-traded companies. We may also invest up to 30% of our portfolio opportunistically in “non-qualifying” portfolio investments, such as investments in non-U.S. companies.

Market Opportunity

The credit investments that we hold in our portfolio generate what we believe are attractive yields, generally make quarterly interest payments to us and typically rank ahead of other debt instruments in the borrower’s capital structure. The majority of our credit investments are expected to be floating rate loans, providing a natural hedge in a higher interest rate environment. As a result of KAPC’s focus on lending at more conservative debt multiples than the broader market and to businesses that we believe should exhibit limited cyclicality, we believe that operating results for the Company’s portfolio investments will have limited correlation to price changes in the broader equity markets. This limited correlation to the broader equity markets, combined with attractive yields on senior debt investments and downside protection as a result of our first lien senior secured, unitranche and split-lien seniority in such borrower’s capital structure, are some of the reasons we find private credit investments to be compelling for our portfolio.

Long-Term Demand Drivers in the U.S. Middle Market

We expect that a number of factors will continue to drive strong demand for middle market senior credit, both by private equity owned and non-private equity owned companies, for the foreseeable future, including: (i) the sheer scale of the U.S. middle market, (ii) a significant amount of unspent middle market private equity capital and (iii) substantial recent investment activity in these markets driving future refinancings, potential acquisition / growth financing opportunities and sales by existing private equity sponsors requiring new financing for purchasers.

The universe of U.S. middle market companies consists of nearly 200,000 potential borrowers, a substantial portion of which we believe will continue to require access to debt capital to refinance existing debt, support growth and finance acquisitions. These businesses are held under an array of ownership structures including publicly and privately held companies, those held in trusts, sole proprietorships and in other structures. Together, these businesses represent approximately one-third of the U.S. private sector GDP making them equivalent to the size of the third largest economy in the world on a standalone basis and employing approximately 48 million people.

These businesses are also, broadly speaking, geographically diverse and span almost all industries. Middle market companies outperformed through the financial crisis (i.e., the 2007–2010 period) by adding 2.2 million jobs across major industry sectors and U.S. geographies, demonstrating their importance to the overall health of the U.S. economy. (Source: National Center for The Middle Market’s Mid-Year 2023 Middle Market Indicator).

North American-focused private equity firms investing in these businesses held more than $1.3 trillion in un-invested capital (“dry powder”) as of year-end 2022. This amount has grown substantially over recent years, with total North American-focused private equity dry powder of approximately $400 million in 2011. We expect these private equity firms will continue to pursue acquisitions and will seek to fund a portion of these transactions with debt. Meanwhile, direct lending private capital formation pales in comparison, with total private debt dry powder of only $249 billion as of year-end 2022 (approximately 20% of North American-focused private equity dry powder). (Source: Preqin).

Additionally, we anticipate that the substantial investment activity in these markets over the last few years will drive continued financing opportunities for lenders as (i) refinancings may be required as existing loans reach stated maturity dates of five or six years from initial issuance, (ii) these businesses may seek growth capital as private equity firms execute on growth strategies and (iii) private equity firms seek to sell these businesses following execution of their growth strategies (purchasers of these businesses will likely require debt financing). As shown below, there has been at least $1.0 trillion of sponsored middle market loan volume since 2019 which we believe will drive financing activity over the coming years based on the factors described above.

Source: Refinitiv LPC’s 2Q23 Sponsored Middle Market Private Deals Analysis. Middle Market defined as issuers with revenues of $500 million and below with a total loan package of $500 million and below. Includes private equity sponsored transactions only

[5]	Calculated as average from 2021 through June 30, 2023; time period approximately matches commencement of our operations.

Long-Term Shift to Private, Non-Bank Financings in the U.S. Middle Market

We believe that the supply of capital to middle market borrowers and private equity firms acquiring these businesses has shifted substantially to private, non-bank lenders such as ourselves due to (i) a long-term regulatory trend that has significantly reduced bank participation in leveraged finance due to stricter federal leveraged lending guidelines, (ii) consolidation of commercial banks over the last two decades, which has caused many banks to abandon the middle market as they move up-market to service larger clients, (iii) the continued up-market movement of select direct lending competitors that historically participated in core middle market financings and which now participate mostly in upper middle market financings as target hold-sizes have increased and (iv) direct lending increasing share relative to broadly syndicated financings. We believe that some of this shift away from banks and broadly syndicated financings can be attributed to borrowers valuing specific qualities of non-bank lenders including: (i) a focus on ongoing partnership as opposed to transactional arrangements, (ii) more sophisticated underwriting and originations teams and (iii) a lack of reliability exhibited by banks and more liquid market segments during periods of distress.

In support of some of the above points:

•	Number of commercial banks in the United States:

o	As of December 31, 2000: 8,255

o	As of December 31, 2014: 5,573

o	As of September 30, 2020: 4,375

Source: Federal Reserve Bank of St. Louis; tracking discontinued at September 30, 2020

•	Middle market leveraged-buy-out financing share:

o	2014: 67.1% via syndicated markets / 32.9% via direct markets

o	2022: 27.7% via syndicated markets / 72.3% via direct markets

Source: Refinitiv LPC’s 2Q’23 Sponsored Middle Market Private Deals Analysis (July 2023)

In sum, we believe there is (a) a substantial demand for loans, and (b) a substantial marketplace shift towards private, non-bank lenders. We anticipate that these trends should benefit direct lenders such as ourselves.

Current Environment Favorable for Direct Lenders

Economic and geopolitical concerns have created a market dislocation in certain segments of lending markets globally with a lack of available capital to finance transaction activity. We believe this has created a substantial enhancement of the relative risk-reward profile for non-liquid private credit markets as an asset class, particularly for managers with a track record of investing through potentially uncertain economic times.

First, inflationary concerns in the United States have led the U.S. Federal Reserve to substantially increase rates, which have driven an increase in reference rates (e.g., SOFR) underpinning the pricing structure of floating rate securities from under 1.0% at year-end 2021 to over 5.30% (3-month SOFR) as of August 2023. This current increase in reference rates inures to the benefit of lenders, increasing returns to investors.

Second, global economic considerations (e.g., the risk of a near-term recessionary environment) driven in part by (i) the inflationary environment and the U.S. Federal Reserve’s response thereto, (ii) continued supply chain constraints globally and (iii) uncertainty associated with the Russian / Ukrainian conflict have created an environment in which lending institutions broadly have moderated activity. A significant portion of this pull back has occurred in the upper middle market and large syndicated markets. There has been a trickle-down effect of (a) increased opportunities for core middle market lenders to participate in larger transactions at attractive terms (both economic and structural) and (b) a general shift toward more lender-friendly terms inclusive of more conservative structures, increased economics and tightening of documentation.

Third, recent and potential near-to-medium-term turbulence in the regional banking market (such as that experienced in the first half of 2023) will likely lead to further depressed participation in commercial lending by these institutions, reducing potential competition in private markets. Separately, we believe that substantial investments in commercial real estate have been made by these same types of financial institutions and potential disruptions in the commercial real estate market may lead to regional banking players pulling further away from making direct investments in the markets in which we expect to invest.

While uncertainty associated with each of the above factors exists, we believe that, in the hands of a team with experience managing capital through multiple economic cycles, today’s climate represents an opportune time to generate attractive risk-adjusted returns in direct lending relative to nearly any asset class. In addition to commanding higher pricing, principally due to illiquidity, we believe directly negotiated middle market financings generally provide for more favorable terms to lenders than broadly syndicated loans, including more conservative leverage ratios, stronger covenants and reporting packages, better call protection, and more restrictive change-of-control provisions.

Middle Market Attractiveness

While no investment is made without some level of risk, we believe that middle market direct lending (particularly in senior-focused portions of the capital structure) offers highly attractive risk-adjusted returns.

First, these investments are made at the very top of the capital structure and are the last-dollar loss. This means that there would need to be a substantial degradation in value (typically greater than 50% of the enterprise value) prior to senior lenders being at risk of loss. This leads to lower loss-rates by definition relative to other investors in these capital structures – investors “below” the senior debt incur losses at a greater rate than the senior lenders. Additionally, the types of investments in which we participate will typically include anywhere from one to five lenders in a given debt financing; this compares to the typical construction of the broadly syndicated and high-yield markets which may include a large number of lenders that may or may not have participated in the primary issuance and may or may not have competing goals. As such, we believe that the smaller “club” lending transactions in which we expect to participate inherently contain much less consensus risk, which is important for swift action and recovery to lenders in distressed scenarios.

Second, the U.S. middle market has exhibited strong and sustainable revenue growth. For most of the past ten years, revenue growth for the middle market has exceeded that of the S&P 500. While some investors in other markets may point to a “bigger is better” mentality, we believe that is not necessarily the case, as illustrated below.

Source:  S&P Global. The National Center for the Middle Market’s Middle Market Indicator.  Middle Market defined as companies with annual revenues between $10 million and $1.0 billion. Annual Middle Market revenue growth calculated as the simple average of year-over-year quarterly growth for each quarter in the years shown above.

Kayne Anderson Competitive Strengths

Kayne Anderson has been a leading investor across the middle market and has been originating and investing in senior debt instruments in the U.S. middle market since 2011. The leadership team of Kayne Anderson Private Credit has invested in these markets across multiple platforms (e.g., not only as part of KAPC) and economic cycles, working directly together as a team for the better part of three decades. KAPC’s experience over multiple decades allows it to focus on transactions in markets where it has substantial experience and where it can bring its expertise in negotiating and structuring attractive risk-adjusted returns for our investors. Other specific competitive strengths of KAPC include:

Leading U.S. Core Middle Market Debt Platform. We have benefited and expect to continue to benefit from our relationship with KAPC’s large direct lending platform through our Advisor. We believe that KAPC is one of the leading core middle market direct lending platforms in the United States, having made an average of approximately $1.7 billion in commitments in these markets per year from 2019 to 2022. Since inception and through September 30, 2023, KAPC has deployed nearly $10.5 billion of capital across 340 investments in 174 portfolio companies. Our Advisor (or an affiliate thereof) has been lead agent or co-agent in approximately 75% of investments since inception.

Experienced Credit Investors with Long Track Record. Core middle market direct lending is led by Ken Leonard (Co-CEO of the Company), Doug Goodwillie (Co-CEO of the Company) and Andy Marek (Managing Partner of KAPC), who have a combined 90+ years of lending experience, having collectively completed transactions representing over $15.0 billion in underwritten middle market loan commitments across multiple credit cycles since 2000. These three individuals have worked together directly since 2002 while Ken Leonard and Andy Marek have worked together since the late 1980’s.

The Company is led by an investment committee consisting of four members (Terry Quinn, Paul Blank, Doug Goodwillie and Ken Leonard) with average experience in credit investing in excess of 30 years. Our investment committee has overall responsibility for evaluating and unanimously approving the Company’s investments and portfolio allocations, subject to the oversight of our Board.

Sourcing Advantage and Well-Established Direct Relationship Model. We believe that KAPC’s relationship-based sourcing model provides strong access to proprietary transaction flow, allowing us to be highly selective in the transactions that we pursue. Our Advisor focuses on originating investment opportunities through defensible, differentiated channels. For the period 2021 through June 30, 2023, KAPC’s potential investment opportunities (by count) were sourced through the following channels: 56% from private equity sponsors, 33% from financial intermediaries, 6% from relationship lenders, 5% from KAPC’s existing portfolio and <1% from other channels. When considering only investments in which KAPC ultimately invested, KAPC’s investments (by count) were sourced through the following channels: 26% from private equity sponsors, 9% from financial intermediaries, 9% from relationship lenders, 56% from KAPC’s existing portfolio and 0% from other channels. This implies that approximately 67% of opportunities sourced (and 91% executed) were done so without the presence of a financial intermediary, a fact pattern placing specific emphasis on long-term relationships, reputation and certainty of execution with transaction counterparties. Importantly, we believe (based on KAPC’s experience) that our existing portfolio will continue to be an engine of new investment opportunities and will support investment flows even when broader M&A markets may have slowed.

We believe that our direct sourcing model creates repeat business and sticky relationships. Under this model, since inception, (i) greater than 90% of KAPC’s investments are in private equity sponsor backed companies, (ii) approximately 50% of KAPC’s investments were made with repeat private equity sponsors and (iii) KAPC has completed investments with more than 100 private equity sponsors.

Focus on Investing in Core Middle Market. Our leadership team and KAPC have maintained a long-term commitment to the middle market (with a specific focus on the core middle market) while many competitor firms continue to drift to the upper middle market. With extensive market knowledge and experience, we believe we are well positioned to capitalize on the current market conditions in which many middle market companies and private equity sponsors need trusted sources of financing that maintain a long-term focus on the middle market. We expect that the majority of our capital will be invested in core middle market companies (i.e., those with $10 million to $50 million of EBITDA), not only because this portion of the market is where our relationships and long-term focus lie, but also because our ability to lead or co-lead the substantial majority of our investments allows us to generate a risk-return profile that we believe has historically been more attractive than in the larger, more broadly syndicated markets. We may, however, invest in upper middle market credit as market conditions dictate (i.e., when capital market dislocations occur, and we can generate appropriate risk weighted returns).

Value-Lending Philosophy. Our Advisor specifically focuses on underwriting investments in “evolutionary” not “revolutionary” markets. We tend to avoid high-growth markets as that growth profile attracts substantial capital formation and, in turn, new competition, leading to the potential for longer-term uncertainty and industry upheaval. As such, we tend to invest in businesses that we believe have clear competitive advantages in industries that are more mature and characterized by sustainable, predictable and leverageable cashflows for the long-term while simultaneously structuring these investments more conservatively than other deals generally in the market. Lower average leverage and higher interest coverage creates less of a debt service burden on our underlying borrowers which positions our portfolio well for a prolonged higher interest rate environment. Additionally, we typically focus our investment strategy towards industries that should exhibit limited cyclicality.

Disciplined Diligence Processes, Regimented Portfolio Monitoring and Active Management. KAPC completes substantial hands-on diligence throughout its investment process, which is centered around addressing a potential portfolio company’s industry trends, competitive dynamics, customer base, economic drivers, historical financial performance, financial projections, other factors such as legal and environmental assessments as well as the strengths and weaknesses of management and / or the private equity sponsor or ownership. As an active lender and investor, KAPC will maintain continuous post-closing dialogues with portfolio company management teams and private equity sponsors where applicable. We will target a lead or co-lead agent role in a majority of our investments (KAPC has been lead or co-lead agent in approximately 75% of investments since inception), typically enabling us to lead the diligence and documentation process. Agency positions play a key role in maximizing recoveries in distressed situations, as agents typically lead negotiations with borrowers and private equity sponsors, allowing us to “control our own destiny” in these situations. Since inception, KAPC has reported realized loss rates of approximately 0.1% of average outstanding investments on an annualized basis. We currently have no investments on non-accrual.

Investment Selection

When identifying prospective investment opportunities, the Advisor intends to rely on fundamental credit analysis in order to minimize potential losses of capital. While we believe that some market participants lack a consistent ideology with respect to credit selection and analysis, we will rely on a well-defined strategy to determine overall creditworthiness of potential borrowers. The strategy has been developed and refined by our senior leadership team over decades of credit investing and involves judging a portfolio company based on two primary sets of business value characteristics (e.g. quantitatively and qualitatively measuring staying power):

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Intrinsic Value: Key traits of a portfolio company with strong intrinsic value include (i) differentiated product or service, (ii) defensible market niche, (iii) significant market share, (iv) barriers to entry and high switching costs, (v) compelling customer value proposition and (vi) strong operating margins.

●	Diversified Value: Although the product or service may not be unique, the portfolio company has size and diversification in customers, products and end markets, such that it would be difficult to replicate. Key traits for a company with strong diversified value include (i) diversified customer base, (ii) multiple products or end markets, (iii) geographic diversity, (iv) high degree of recurring revenues, (v) strong customer retention and (vi) consistent financial results.

We intend that all investments made by us will demonstrate characteristics of Intrinsic Value and / or Diversified Value. This ensures we are choosing to support businesses that fit within our strategy and minimizes the risk of strategy drift over time. While this strategy ensures consistent application of principles across our potential investment universe, we also expect many of our investments to include the following attributes:

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Conservative Transaction Structures. We expect the leverage profile of most of our investments to be more conservative than many other market participants, providing incremental cushion to our investments in times of broad economic slowdowns and/or disruptions in specific market segments. In general, we expect an average of approximately 50% of the total capitalization of our investments to come from equity capital or other forms investment junior to our investment position on terms acceptable to us.

●	Agency Role. We expect that we will target a lead agent role in a majority of our investments, enabling us to lead the diligence and documentation process and generate both agency and syndication fees. Agency positions also play a key role in maximizing recoveries in distressed situations, as agents typically lead negotiations with borrowers and private equity sponsors, allowing us to “control our own destiny” in these situations. Given the historical experience of our partners through multiple economic cycles over the last 30+ years, we believe that we have the necessary capabilities to manage investments through higher default rate environments and ensure maximum recovery for our investors.

●	Experienced Management Teams. Our Advisor focuses on investments in which the target portfolio company has an experienced and high-quality management team with an established track record of success.

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Private Equity Sponsorship. Often our Advisor seeks to participate in transactions sponsored by what it believes to be high-quality private equity firms. Our Advisor believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, private equity sponsors of companies with significant investments at risk generally have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise, which could provide additional protections for our investments.

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Diversification. Our Advisor seeks to invest broadly among companies and industries, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of our portfolio. Additionally, we categorize new investments based on historical performance through the most recent (and most relevant) economic cycles in an effort to limit our exposure to overly cyclical sectors. Investments in sectors deemed cyclical by us are typically structured with incremental conservatism relative to investments in less or non-cyclical sectors.

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Viable Exit Strategy. In addition to payments of principal and interest, we expect refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings to be the primary methods by which our strategy will realize returns on our investments.

Investment Process Overview

We expect to benefit from KAPC’s rigorous, time-tested investment process broken into five distinct segments: (i) origination, (ii) underwriting, (iii) investment committee, (iv) documentation and (v) post-investment monitoring and exit.

Origination

Our investment process begins with a significant network of relationships to source investment opportunities and extends into a time-tested, repeatable process for the analysis, approval, documentation and monitoring of investments. The chart below illustrates our time-tested investment approach in what we expect to be a typical year. We anticipate that our broad network of longstanding relationships with established middle market participants, including private equity sponsors, financial intermediaries, other lending institutions, consultants, individual business owners and management teams, will continue to be a valuable source of proprietary deal flow of both primary and secondary opportunities. Kayne Anderson’s credit platform and broad network of relationships can additionally bolster this access to deal flow. Our leadership and investment teams meet multiple times weekly to discuss the new deal pipeline, general market conditions and the performance of the existing portfolios.

The platform investment chart above represents approximate average annual experience since 2019 for KAPC.

KAPC has historically demonstrated its ability to source a strong flow of potential investment opportunities from a wide array of sponsors and intermediaries across business cycles and throughout various geographies. This focus on investment origination will allow us to best allocate resources to what we believe are only the most attractive investment opportunities, while our geographic diversity will ensure that investment opportunities are sourced across the most attractive cities in the United States for middle market finance. Originations-focused investment professionals utilize a regional and highly systematic and structured sourcing model across the U.S., with weekly pipeline meetings among all investment professionals of our Advisor and inter-office communications facilitated through the use of client management software programs such as Salesforce. In the few markets where Kayne does not have a physical presence, senior origination professionals will typically make at least quarterly marketing trips to coverage areas across the U.S. in order to further build relationships within the sponsor and financial intermediary community.

We have remained disciplined in targeting senior secured investments in core middle market companies backed by leading private equity sponsors in which our Advisor typically maintains an agented role. The Company sources investment opportunities directly from private equity sponsors, other relationship lenders and / or other proprietary channels with approximately 67% of total investment opportunities generated through these channels from 2021 through June 30, 2023. We believe that our direct sourcing model creates repeat business and sticky relationships. Under this model, since inception, greater than 90% of KAPC’s investments are in private equity sponsor backed companies, (ii) approximately 50% of KAPC’s investments were made with repeat private equity sponsors and (iii) KAPC has completed investments with more than 100 private equity sponsors.

Underwriting

Our Advisor utilizes a thorough and systematic investment approach that reflects and builds upon the lending processes developed and employed historically by the senior leadership team:

●	Initial Screening and High-Level Analysis. Our first step in assessing a potential transaction is to conduct a high-level analysis of the investment opportunity and underlying industry. In making this initial assessment, the Company’s investment team will use: (i) its own comprehensive knowledge of similar opportunities; (ii) its many industry relationships and those of other financial market participants; and (iii) the knowledge base of Kayne Anderson and its strong network of outside friends and advisors. Our investment team will conduct its own primary due diligence process to narrow the transactions under consideration on which it can focus more closely. The entire investment process required to execute a transaction has historically taken a minimum of four to six weeks to complete.

●	Primary and Secondary Due Diligence. When our investment team pursues an opportunity, it will review and analyze the work completed by clients and / or third-party advisors.

o	This diligence material typically will address a potential portfolio company’s industry trends, competitive dynamics, customer base, economic drivers, historical financial performance, financial projections and other factors such as legal and environmental assessments.

o	In addition to this work, our investment team will always perform its own, first-hand due diligence to investigate, confirm and “pressure test” the work of clients and third-party advisors.

o

In the substantial majority of cases, our investment team will conduct face-to-face diligence with a potential investment’s management team and visit critical operating locations. Due diligence frequently includes other procedures, such as interviews with the company’s customers, suppliers and competitors, and intensive reviews of quality of earnings and accounting work performed by qualified third parties with whom the investment team has previously worked.

o	When appropriate, our investment team will also engage its own trusted third party advisors. Through this diligence process, we will seek to develop a complete understanding of the company, confirm the critical drivers of business value and determine and investigate potential risks that could impact a company’s ability to produce sustainable and predictable cash flow sufficient to service and repay its debt. Typically, our Advisor’s investment process will be collaborative with its clients from inception to closing with our Advisor and its clients working together to establish the scope of diligence and sharing findings and conclusions, working together as partners.

Investment Committee

If our investment team elects to proceed with a transaction following the due diligence process, the team members leading the transaction will detail in a comprehensive Investment Committee memorandum their analysis, conclusions, remaining questions and the risk / reward profile of the opportunity. The Investment Committee members will review the memorandum to ultimately decide whether or not to pursue an investment, and they may suggest other groups or individuals within the Kayne Anderson network to assist in any remaining analysis. Our investment team will maintain an ongoing dialogue with Investment Committee members during the diligence efforts in order to minimize any last minute surprises. Affirmative investment decisions require the unanimous consent of the Investment Committee. Open due diligence matters or questions raised by the Investment Committee will be addressed in a pre-close memorandum and resolved prior to closing.

Documentation

Documenting the Transaction. Once the Investment Committee approves an investment, our investment team will begin a rigorous documentation process to ensure that the terms of the investment provide us with the appropriate contractual protections that are consistent with the Investment Committee’s approval. While each senior secured credit transaction is unique and requires customized documentation, our investment team will, when appropriate, utilize precedent documentation with both private equity sponsors and other junior lenders to minimize closing risks. The investment team will also work closely with time-tested, trusted attorneys with whom they have worked previously and who are familiar with the intricacies of senior and junior secured credit documentation.

Post-Investment Monitoring and Exit

Upon completing a transaction, the investment team will be responsible for monitoring the investment. A particular point of focus for the investment team is the continuous assessment of potential new risks and reassessment of risks identified in the underwriting process. Accordingly, post-investment monitoring activities will be determined based on assessed risks and typically consist of reviewing detailed monthly financial statements, “flash” reports for critical operating metrics, operating cash liquidity, formal quarterly reviews and frequent discussions with management and / or private equity sponsors. This information will be shared with the Investment Committee on a regular basis.

While most investments will be repaid as part of a refinancing or change of control transaction, in situations where we are able to influence transaction dynamics to facilitate an exit if so desired, we will actively engage with borrowers and private equity sponsors in order to ensure a timely transaction to minimize risks.

Restructuring Management

In general, we employ a strategy designed to ensure early detection of potential issues at underlying borrowers, including monthly financial reviews, internal tracking memoranda, weekly “watchlist” discussions and other like activities.  Importantly, 100% of our existing investments (as of June 30, 2023) include financial maintenance covenants and we expect nearly all of our investments on an ongoing basis to include financial maintenance covenants.  We have designed a risk rating system to aid in our portfolio management efforts where each investment is rated level 1-9, where Level 1 is the “least risky” and Level 9 is the “most risky.” This risk-rating system is quantitative in nature and aggregates criteria such as loan-to-value, leverage levels and fixed charge coverage ratios (each measured at point-in-time and as relates to levels at the close of the investment).  Our watchlist starts for investments with a risk rating of Level 6.  Additionally, and because financial performance metrics are lagging indicators, we may add specific investments to the watchlist based on qualitative factors (e.g. specific industries undergoing unexpected stress) or other forward-looking information.

The following table sets forth the percent of our long-term investment portfolio, based on cost, that is on our “watchlist” (risk rating of Level 6 and above) as of each quarter end from June 30, 2022 to June 30, 2023.

	Watchlist ($ in million)	Percent of long-term investments (at cost)
June 30, 2022	$14	2.0%
September 30, 2022	$14	1.5%
December 31, 2022	$14	1.2%
March 31, 2023	$37	3.0%
June 30, 2023	$37	2.9%

Once an investment reaches the point at which it requires a restructuring (e.g. financial covenant breach, expected liquidity shortfall, etc.), our Advisor takes an active approach in managing the situation.  We complete our own assessment and analysis of the key issues affecting the business and augment our work and analysis with third party professionals on an as needed basis.  We will require a chief restructuring officer (“CRO”) if, in our assessment, management is not up to the task of implementing needed restructuring and reporting actions. Third parties are generally used to assess and create rolling 13-week cash flow forecasts, assessment of management’s turnaround plan, development of a turnaround plan, execution of such plans, sale of specific assets and can serve as CRO.   Importantly, our Advisor employs a highly trained and experienced staff where all senior members (director-level and higher) are trained in the process of managing challenged investments.  Our most severe restructurings will include direct involvement from our workout group.

We typically aim to work with our private equity partners (or other relevant owners and constituents) to allow the business to do what is most prudent in order to preserve value, while also not being unreasonable partners and unnecessarily forcing defensive action by the Company, which may destroy value for all stakeholders.

Competition

We compete with a number of BDCs and investment funds (both public and private), commercial and investments banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial and marketing resources than we do. We believe we are able to compete with these entities primarily on the basis of the experience and contacts of our management team, our responsive and efficient investment analysis and decision-making processes, the investment terms we offer, and our model of investing in companies participating in industries which we know well.

We believe that some of our competitors may make loans with terms that will be more aggressive than the terms that we offer. We do not seek to compete solely on the terms that we offer to potential portfolio companies. For additional information concerning competitive risks, see “Risk Factors.”

Kayne Anderson

Founded in 1984, Kayne Anderson is a leading alternative investment management firm which is registered with the SEC under the Advisers Act, focused on real estate, credit, infrastructure/energy, renewables and growth capital. Kayne Anderson’s investment philosophy is to pursue niches, with an emphasis on cash flow, where its knowledge and sourcing advantages enable it to deliver above average risk-adjusted investment returns.

As of June 30, 2023, investment vehicles managed or advised by Kayne Anderson had over $32 billion in assets under management for institutional investors, family offices, high net worth and retail clients. Kayne Anderson has over 330 professionals located across five offices across the U.S. The firm has approximately 140 investment professionals, over 40 of which are dedicated to credit investing.

Kayne Anderson Private Credit

Kayne Anderson Private Credit (“KAPC”) is a part of Kayne Anderson’s credit platform that operates various fund vehicles that pursue investment opportunities across several investment strategies. As of June 30, 2023, the credit platform managed over $10 billion in credit assets across three main strategies – middle market private credit (targeting senior secured loans, unitranche loans and opportunistic credit investments); liquid credit (investing in broadly syndicated leveraged loans and high yield bonds), and real estate private credit (targeting debt investments secured by real estate assets). As of June 30, 2023, of the $10 billion in credit assets under management, $5.5 billion relates to middle market direct lending.

KAPC’s integrated and scaled platform combines direct origination, strong fundamental credit analysis and relative-value perspective.

The Advisor – KA Credit Advisors, LLC

Our investment activities are managed by our Advisor, an investment advisor that is registered with the SEC under the Advisers Act pursuant to the Investment Advisory Agreement. Our Advisor is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring our investments and portfolio companies on an ongoing basis. While we do not have any employees, the Advisor and its affiliates have a team of approximately 41 investment professionals who are primarily focused on private credit investments. The investment team is supported by a team of finance, legal, compliance, operations and administrative professionals.

The Advisor’s investment committee has overall responsibility for evaluating and unanimously approving the Company’s investments, and its portfolio allocations, subject to the oversight of our Board. The investment committee review process is intended to bring the diverse experience and perspectives of the investment committee members to the analysis and consideration of every investment. The investment committee currently consists of Terrence J. Quinn, Vice Chairman of Kayne Anderson; Paul S. Blank, President and Chief Operating Officer of Kayne Anderson; Douglas L. Goodwillie, Co-Head of Private Credit at Kayne Anderson; and Kenneth B. Leonard, Co-Head of Private Credit at Kayne Anderson. The investment committee also determines appropriate investment sizing and mandates ongoing monitoring requirements. Douglas L. Goodwillie and Kenneth B. Leonard, each a Co-Chief Executive Officer of the Company, are jointly and primarily responsible for the day-to-day management of the Company’s portfolio.

In addition to reviewing investments, the investment committee meetings serve as a forum to discuss credit views and outlooks. The investment committee also reviews potential transactions and deal flow on a regular basis. Members of the deal team are encouraged to share information and views on credit with the committee early in their analysis. We believe this process improves the quality of the analysis and enables deal team members to work more efficiently.

We make investments alongside certain entities and accounts advised by our Advisor and its affiliates. Under the 1940 Act, we are prohibited from knowingly participating in certain joint transactions with our affiliates without the prior approval of the independent directors and, in some cases, prior approval by the SEC. However, we generally make investments alongside affiliated entities and accounts pursuant to exemptive relief granted by the SEC to us, our Advisor, and certain of our affiliates on February 4, 2020. Pursuant to such exemptive relief, and subject to certain conditions, we are permitted to co-invest in the same security with our affiliates in a manner that is consistent with our investment objective, investment strategy, regulatory consideration and other relevant factors. If opportunities arise that would otherwise be appropriate for us and an affiliate to purchase different securities in the same issuer, our Advisor will need to decide which account will proceed with such investment. Our Advisor’s investment allocation policy incorporates the conditions of exemptive relief to seek to ensure that investment opportunities are allocated in a manner that is fair and equitable. See “Risk Factors — Risks Relating to Our Business and Structure — We generally may make investments that could give rise to a conflict of interest and our ability to enter into transactions with our affiliates will be restricted.”

The principal executive offices of our Advisor are located at 811 Main Street, 14th Floor, Houston, Texas 77002.

Investment Advisory Agreement

On February 5, 2021, the Company entered into an Investment Advisory Agreement with its Advisor. Pursuant to the Investment Advisory Agreement with its Advisor, the Company will pay its Advisor a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The Advisor may, from time-to-time, grant waivers on the Company’s obligations, including waivers of the base management fee and/or incentive fee, under the Investment Advisory Agreement. The Investment Advisory Agreement may be terminated by either party with 60 days’ written notice. On March 7, 2023, the Board approved a one-year renewal of the Investment Advisory Agreement through March 15, 2024. See “Management and Other Agreements – Investment Advisory Agreement.”

The Administrator

Our Advisor also serves as our administrator. Pursuant to an administration agreement (the “Administration Agreement”), our Administrator is responsible for providing or overseeing the performance of our required administrative services and professional services rendered by others, which will include (but not limited to), accounting, payment of our expenses, legal, compliance, operations, technology and investor relations, preparation and filing of our tax returns, and preparation of financial reports provided to our stockholders and filed with the SEC.

Administration Agreement

On February 5, 2021, the Company entered into an Administration Agreement with its Advisor, which serves as its Administrator and will provide or oversee the performance of its required administrative services and professional services rendered by others, which will include (but are not limited to), accounting, payment of our expenses, legal, compliance, operations, technology and investor relations, preparation and filing of its tax returns, and preparation of financial reports provided to its stockholders and filed with the SEC. On March 7, 2023, the Board approved a one-year renewal of the Administration Agreement through March 15, 2024.

The Company will reimburse the Administrator for its costs and expenses incurred in performing its obligations under the Administration Agreement, which may include, after completion of this offering, its allocable portion of office facilities, overhead, and compensation paid to or compensatory distributions received by its officers (including our Chief Compliance Officer and Chief Financial Officer) and its respective staff who provide services to the Company. As the Company reimburses the Administrator for its expenses, the Company will indirectly bear such cost. The Administration Agreement may be terminated by either party with 60 days’ written notice.

On March 28, 2023, the Administrator engaged Ultimus Fund Solutions, LLC under a sub-administration agreement to assist the Administrator in performing certain of its administrative duties effective in the second quarter of 2023. The Administrator may enter into additional sub-administration agreements with third-parties to perform other administrative and professional services on behalf of the Administrator. See “Management and Other Agreements – Investment Advisory Agreement.”

Private Offerings

Prior to this offering, we conducted private offerings of our common stock to investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and Regulation D thereunder. We relied, in part upon representations from the stockholders in the subscription agreements that each stockholder was an accredited investor as defined in Regulation D under the Securities Act. At the closing of these private offerings, each investor made a capital commitment (a “Capital Commitment”) to purchase shares of our common stock pursuant to a subscription agreement (the “Subscription Agreement”) entered into with us. Investors were required to fund drawdowns to purchase shares of common stock up to the amount of their respective Capital Commitments each time we deliver a notice to the investors. The Initial Investors are granted the right to invest in our investment advisor. Upon completion of our initial capital raise, we anticipate that the initial investors will own approximately % of our investment advisor.

We commenced our loan origination and investment activities on February 5, 2021, the date of our initial closing of our first private offering. As of June 30, 2023, we have subscription agreements with investors for an aggregate capital commitment of $875.2 million to purchase shares of common stock ($257.5 million is undrawn).

On           , 2023, we delivered a capital drawdown notice to our investors related to the sale of           shares of common stock for an aggregate price of $           million, at our then current net asset value per share. Following this final private offering of shares of our common stock, we do not have any remaining undrawn capital commitments.

Regulation as a Business Development Company

We are an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. We have elected to be treated, and intend to qualify annually, as a RIC under the Code for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements. As a BDC, at least 70% of our assets must be assets of the type listed in Section 55(a) of the 1940 Act, as described herein. See “Regulation” for further information.

Taxation as a Regulated Investment Company

We have elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our stockholders in each taxable year generally at least 90% of the sum of our investment company taxable income, as defined by the Code, and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our stockholders, which generally relieves us from corporate-level U.S. federal income taxes.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% non-deductible U.S. federal excise tax on any undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of:

●	98% of its ordinary income for the calendar year;

●	98.2% of its capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year; and

●	100% of any undistributed income from prior years.

For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed.

SENIOR SECURITIES

Information about the Company’s senior securities is shown as of the dates indicated in the below table. This information about the Company’s senior securities should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities (1) ($ in millions)	Asset Coverage per Unit (2) ($ in millions)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
Corporate Credit Facility
June 30, 2023 (unaudited)	$237	$2,010	-	N/A
December 31, 2022	$269	$2,030	-	N/A
December 31, 2021	-	-	-	N/A

Revolving Funding Facility
June 30, 2023 (unaudited)	$320	$2,010	-	N/A
December 31, 2022	$200	$2,030	-	N/A
December 31, 2021	-	-	-	N/A

Subscription Credit Agreement
June 30, 2023 (unaudited)	$9	$2,010	-	N/A
December 31, 2022	$108	$2,030	-	N/A
December 31, 2021	$105	$2,170	-	N/A

Loan and Security Agreement (LSA) (5)
June 30, 2023 (unaudited)	-	-	-	N/A
December 31, 2022	-	-	-	N/A
December 31, 2021	$162	$2,170	-	N/A

Notes
June 30, 2023 (unaudited)	$75	$2,010	-	N/A
December 31, 2022	-	-	-	N/A
December 31, 2021	-	-	-	N/A

(1)	Total amount of senior securities outstanding at the end of the period presented.

(2)	Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3)	The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it.

(4)	Not applicable because the senior securities are not registered for public trading.

(5)	The Loan and Security Agreement (LSA) was terminated on February 18, 2022.

PORTFOLIO COMPANIES

The following table sets forth certain information as of June 30, 2023 (unaudited) for each portfolio company in which the Company had an investment. Pursuant to Rule 2a-5 under the 1940 Act, the Board has designated the Advisor as the “valuation designee” to perform fair value determinations of the Company’s portfolio holdings, subject to oversight by and periodic reporting to the Board. The valuation designee performs fair valuation of the Company’s portfolio holdings in accordance with the Company’s Valuation Program, as approved by the Board. For more information relating to the Company’s investments, see the Company’s consolidated financial statements included in this prospectus.

					Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Address	Investment		Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Debt and Equity Investments
Private Credit Investments(4)
Aerospace & defense
Basel U.S. Acquisition Co., Inc. (IAC) (5)	5709 W. Sunset Hwy, Suite 205, Spokane, WA 99224	First lien senior secured revolving loan	(6)	11.88% (S + 6.50%)	12/5/2028	$-	$-	$-	0.0%
Basel U.S. Acquisition Co., Inc. (IAC) (5)	5709 W. Sunset Hwy, Suite 205, Spokane, WA 99224	First lien senior secured loan		11.88% (S + 6.50%)	12/5/2028	18,588	18,124	18,588	2.9%
Fastener Distribution Holdings, LLC	13402 Beach Avenue, Marina Del Ray, CA 90292	First lien senior secured loan		12.39% (S + 7.00%)	10/1/2025	20,597	20,076	20,597	3.2%
Fastener Distribution Holdings, LLC	13402 Beach Avenue, Marina Del Ray, CA 90292	First lien senior secured delayed draw loan	(6)	12.39% (S + 7.00%)	10/1/2025	9,144	9,031	9,144	1.4%
Precinmac (US) Holdings, Inc.	79 Prospect Ave., P. O. Box 260, South Paris, ME 04281	First lien senior secured loan		11.20% (S + 6.00%)	8/31/2027	5,380	5,299	5,272	0.8%
Precinmac (US) Holdings, Inc.	79 Prospect Ave., P. O. Box 260, South Paris, ME 04281	First lien senior secured delayed draw loan		11.20% (S + 6.00%)	8/31/2027	1,107	1,091	1,085	0.2%
						54,816	53,621	54,686	8.5%
Automobile components
Speedstar Holding LLC	7350 Young Drive, Walton Hills, OH 44146	First lien senior secured loan		12.66% (S + 7.25%)	1/22/2027	6,043	5,943	6,043	0.8%
Speedstar Holding LLC	7350 Young Drive, Walton Hills, OH 44146	First lien senior secured delayed draw loan		12.68% (S + 7.25%)	1/22/2027	273	265	273	0.0%
Vehicle Accessories, Inc.	2800 E. Scyene Road, Mesquite, TX 75181	First lien senior secured loan		11.00% (S + 5.50%)	11/30/2026	21,118	20,835	21,118	3.3%
Vehicle Accessories, Inc.	2800 E. Scyene Road, Mesquite, TX 75181	First lien senior secured revolving loan	(6)	11.00% (S + 5.50%)	11/30/2026	-	-	-	0.0%
						27,434	27,043	27,434	4.1%
Biotechnology
Alcami Corporation (Alcami)	4620 Creekstone Drive, Durham, NC 27703	First lien senior secured delayed draw loan	(6)	12.20% (S + 7.00%)	12/21/2028	-	-	-	0.0%
Alcami Corporation (Alcami)	4620 Creekstone Drive, Durham, NC 27703	First lien senior secured revolving loan	(6)	12.20% (S + 7.00%)	12/21/2028	-	-	-	0.0%
Alcami Corporation (Alcami)	4620 Creekstone Drive, Durham, NC 27703	First lien senior secured loan		12.20% (S + 7.00%)	12/21/2028	11,677	11,218	11,910	1.8%
						11,677	11,218	11,910	1.8%
Building products
Eastern Wholesale Fence	266 Middle Island Road, Medford, NY 11763	First lien senior secured loan		13.39% (S + 8.00%)	10/30/2025	20,420	19,912	20,165	3.1%
Eastern Wholesale Fence	266 Middle Island Road, Medford, NY 11763	First lien senior secured revolving loan	(6)	13.39% (S + 8.00%)	10/30/2025	1,275	1,256	1,260	0.2%
						21,695	21,168	21,425	3.3%
Capital Markets
Atria Wealth Solutions, Inc.	295 Madison Avenue, Suite 1407, New York, NY 10017	First lien senior secured loan		12.00% (S + 6.50%)	2/29/2024	5,112	5,092	5,112	0.8%
Atria Wealth Solutions, Inc.	295 Madison Avenue, Suite 1407, New York, NY 10017	First lien senior secured delayed draw loan	(6)	12.00% (S + 6.50%)	2/29/2024	231	213	231	0.0%
						5,343	5,305	5,343	0.8%
Chemicals
FAR Technologies Holdings, Inc.(f/k/a Cyalume Technologies Holdings, Inc.)	96 Windsor Street, West Springfield, MA 01089	First lien senior secured loan		10.50% (S + 5.00%)	8/30/2024	1,274	1,269	1,274	0.2%
Fralock Buyer LLC	28525 W. Industry Dr., Valencia, CA 91355	First lien senior secured loan		11.00% (S + 5.50%)	4/17/2024	11,667	11,596	11,608	1.8%
Fralock Buyer LLC	28525 W. Industry Dr., Valencia, CA 91355	First lien senior secured revolving loan	(6)	11.00% (S + 5.50%)	4/17/2024	349	348	348	0.1%
Shrieve Chemical Company, LLC	1442 Lake Front Circle, Suite 500, The Woodlands, TX 77380	First lien senior secured loan		11.64% (S + 6.38%)	12/2/2024	587	579	587	0.1%
Shrieve Chemical Company, LLC	1442 Lake Front Circle, Suite 500, The Woodlands, TX 77380	First lien senior secured loan		11.64% (S + 6.38%)	12/2/2024	3,446	3,419	3,446	0.5%
USALCO, LLC	2601 Cannery Avenue, Baltimore, MD 21226	First lien senior secured loan		11.22% (S + 6.00%)	10/19/2027	19,084	18,738	19,084	3.0%
USALCO, LLC	2601 Cannery Avenue, Baltimore, MD 21226	First lien senior secured revolving loan	(6)	11.22% (S + 6.00%)	10/19/2026	1,462	1,429	1,462	0.2%
						37,869	37,378	37,809	5.9%

					Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Address	Investment		Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Commercial services & supplies
Advanced Environmental Monitoring (7)	12410 Milestone Center Drive, Suite 300, Germantown, MD 20876	First lien senior secured loan		12.88% (S + 7.50%)	1/29/2026	10,158	9,955	10,158	1.6%
Allentown, LLC	13 Buckingham Drive, Princeton, NJ 08540	First lien senior secured loan		11.20% (S + 6.00%)	4/22/2027	7,624	7,566	7,548	1.2%
Allentown, LLC	13 Buckingham Drive, Princeton, NJ 08540	First lien senior secured delayed draw loan		11.20% (S + 6.00%)	10/22/2023	1,377	1,363	1,363	0.2%
Allentown, LLC	13 Buckingham Drive, Princeton, NJ 08540	First lien senior secured revolving loan	(6)	13.25% (P + 5.00%)	4/22/2027	643	635	636	0.1%
American Equipment Holdings LLC	451 W. 3440 South, Salt Lake City, UT 84115	First lien senior secured loan		11.45% (S + 6.00%)	11/5/2026	20,147	19,871	20,147	3.1%
American Equipment Holdings LLC	451 W. 3440 South, Salt Lake City, UT 84115	First lien senior secured delayed draw loan		11.45% (S + 6.00%)	11/5/2026	7,369	7,264	7,369	1.1%
American Equipment Holdings LLC	451 W. 3440 South, Salt Lake City, UT 84115	First lien senior secured delayed draw loan		10.83% (S + 6.00%)	11/5/2026	3,896	3,840	3,896	0.6%
American Equipment Holdings LLC	451 W. 3440 South, Salt Lake City, UT 84115	First lien senior secured revolving loan	(6)	11.72% (S + 6.00%)	11/5/2026	966	901	966	0.1%
Arborworks Acquisition LLC	40266 Junction Drive, Oakhurst, CA 93644	First lien senior secured loan		10.08% (S + 7.00%)	11/9/2026	20,209	19,935	17,784	2.8%
Arborworks Acquisition LLC	40266 Junction Drive, Oakhurst, CA 93644	First lien senior secured revolving loan	(6)	15.39% (S + 7.00%)	11/9/2026	3,291	3,234	2,897	0.4%
BLP Buyer, Inc. (Bishop Lifting Products)	2301 Commerce Street, Ste 110, Houston, TX 77002	First lien senior secured loan		11.44% (S + 6.25%)	2/1/2027	16,290	16,053	16,086	2.5%
BLP Buyer, Inc. (Bishop Lifting Products)	2301 Commerce Street, Ste 110, Houston, TX 77002	First lien senior secured loan		11.69% (S + 6.50%)	2/1/2027	6,145	6,014	6,114	0.9%
BLP Buyer, Inc. (Bishop Lifting Products)	2301 Commerce Street, Ste 110, Houston, TX 77002	First lien senior secured loan		11.94% (S + 6.75%)	2/1/2027	10,677	10,372	10,677	1.7%
BLP Buyer, Inc. (Bishop Lifting Products)	2301 Commerce Street, Ste 110, Houston, TX 77002	First lien senior secured revolving loan	(6)	11.44% (S + 6.25%)	2/1/2027	1,264	1,240	1,248	0.2%
Gusmer Enterprises, Inc.	1165 Globe Avenue, Mountainside, NJ 07092	First lien senior secured loan		12.21% (S + 7.00%)	5/7/2027	4,771	4,696	4,735	0.7%
Gusmer Enterprises, Inc.	1165 Globe Avenue, Mountainside, NJ 07092	First lien senior secured delayed draw loan		12.22% (S + 7.00%)	5/7/2027	7,992	7,869	7,932	1.2%
Gusmer Enterprises, Inc.	1165 Globe Avenue, Mountainside, NJ 07092	First lien senior secured revolving loan	(6)	12.26% (S + 7.00%)	5/7/2027	210	154	209	0.0%
PMFC Holding, LLC	480 Pilgrim Way, Suite 1400, Green Bay, WI 54304	First lien senior secured loan		12.78% (S + 7.50%)	7/31/2025	5,590	5,413	5,590	0.9%
PMFC Holding, LLC	480 Pilgrim Way, Suite 1400, Green Bay, WI 54304	First lien senior secured delayed draw loan		12.73% (S + 7.50%)	7/31/2025	2,804	2,801	2,804	0.4%
PMFC Holding, LLC	480 Pilgrim Way, Suite 1400, Green Bay, WI 54304	First lien senior secured revolving loan	(6)	12.74% (S + 7.50%)	7/31/2025	547	547	547	0.1%
Regiment Security Partners LLC	2001 Central Park Avenue, New York, NY 10710	First lien senior secured loan		13.37% (S + 8.00%)	9/15/2026	6,422	6,334	6,422	1.0%
Regiment Security Partners LLC	2001 Central Park Avenue, New York, NY 10710	First lien senior secured delayed draw loan	(6)	13.37% (S + 8.00%)	9/15/2023	2,622	2,610	2,622	0.4%
Regiment Security Partners LLC	2001 Central Park Avenue, New York, NY 10710	First lien senior secured revolving loan	(6)	13.37% (S + 8.00%)	9/15/2026	1,448	1,427	1,448	0.2%
The Kleinfelder Group, Inc.	550 West C Street, Suite 1200, San Diego, CA 92101	First lien senior secured loan		11.84% (S + 6.50%)	11/29/2024	12,696	12,637	12,696	2.0%
						155,158	152,731	151,894	23.4%

					Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Address	Investment		Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Containers & packaging
Drew Foam Companies, Inc.	6 Cadillac Dr, Ste 150, Nashville, TN 37027-5069	First lien senior secured loan		12.14% (S + 6.75%)	11/5/2025	7,338	7,267	7,284	1.1%
Drew Foam Companies, Inc.	6 Cadillac Dr, Ste 150, Nashville, TN 37027-5069	First lien senior secured loan		11.97% (S + 6.75%)	11/5/2025	20,859	20,530	20,702	3.2%
FCA, LLC (FCA Packaging)	7601 John Deere Parkway, Moline, IL 61265	First lien senior secured loan		11.29% (S + 6.50%)	7/18/2028	20,784	20,476	20,992	3.3%
FCA, LLC (FCA Packaging)	7601 John Deere Parkway, Moline, IL 61265	First lien senior secured revolving loan	(6)	11.29% (S + 6.50%)	7/18/2028	-	-	-	0.0%
						48,981	48,273	48,978	7.6%
Diversified telecommunication services
Network Connex (f/k/a NTI Connect, LLC)	5101 Thatcher Rd., Downers Grove, IL 60515	First lien senior secured loan		9.80% (S + 4.75%)	11/30/2024	5,222	5,177	5,222	0.8%
Pavion Corp., f/k/a Corbett Technology Solutions, Inc.	4151 Lafayette Center Drive, Ste 700, Chantilly, VA 20151	First lien senior secured loan		10.95% (S + 5.75%)	10/29/2027	15,094	14,868	15,094	2.3%
Pavion Corp., f/k/a Corbett Technology Solutions, Inc.	4151 Lafayette Center Drive, Ste 700, Chantilly, VA 20151	First lien senior secured delayed draw loan		11.15% (S + 5.75%)	10/29/2027	9,387	9,316	9,387	1.5%
Pavion Corp., f/k/a Corbett Technology Solutions, Inc.	4151 Lafayette Center Drive, Ste 700, Chantilly, VA 20151	First lien senior secured revolving loan	(6)	10.97% (S + 5.75%)	10/29/2027	272	150	272	0.0%
						29,975	29,511	29,975	4.6%
Electronic equipment, instruments & components
Process Insights, Inc.	4140 World Houston Parkway, Suite 180, Houston, TX 77032	First lien senior secured loan		11.40% (S + 6.00%)	10/30/2025	3,029	2,987	3,029	0.5%
						3,029	2,987	3,029	0.5%
Food products
BC CS 2, L.P. (Cuisine Solutions) (5)	200 Clarendon Street, Boston, MA 02116		(8)	12.94% (S + 8.00%)	7/8/2028	25,000	24,366	25,000	3.9%
BR PJK Produce, LLC (Keany)	3310 75th Avenue, Landover, MD 20785	First lien senior secured loan		11.39% (S + 6.00%)	11/14/2027	29,714	29,025	29,862	4.6%
BR PJK Produce, LLC (Keany)	3310 75th Avenue, Landover, MD 20785	First lien senior secured delayed draw loan	(6)	11.39% (S + 6.00%)	11/24/2027	-	-	-	0.0%
Gulf Pacific Holdings, LLC	12010 Taylor Rd., Houston, TX, 77041	First lien senior secured loan		11.14% (S + 5.75%)	9/30/2028	20,282	19,921	20,282	3.1%
Gulf Pacific Holdings, LLC	12010 Taylor Rd., Houston, TX, 77041	First lien senior secured delayed draw loan	(6)	10.98% (S + 5.75%)	9/30/2028	1,710	1,618	1,710	0.3%
Gulf Pacific Holdings, LLC	12010 Taylor Rd., Houston, TX, 77041	First lien senior secured revolving loan	(6)	11.15% (S + 5.75%)	9/30/2028	1,798	1,678	1,798	0.3%
IF&P Foods, LLC (FreshEdge) (7)	4501 Massachusetts Avenue, Indianapolis, IN 46218	First lien senior secured loan		10.51% (S + 5.63%)	10/3/2028	27,382	26,773	27,109	4.2%
IF&P Foods, LLC (FreshEdge) (7)	4501 Massachusetts Avenue, Indianapolis, IN 46218	First lien senior secured delayed draw loan		10.77% (S + 5.63%)	10/3/2024	4,065	3,979	4,025	0.6%
IF&P Foods, LLC (FreshEdge) (7)	4501 Massachusetts Avenue, Indianapolis, IN 46218	First lien senior secured revolving loan	(6)	10.61% (S + 5.63%)	10/3/2028	1,776	1,700	1,758	0.3%
Siegel Egg Co., LLC	90 Salem Rd, North Billerica, MA 01862	First lien senior secured loan		11.34% (L + 6.00%)	12/29/2026	15,545	15,338	14,768	2.3%
Siegel Egg Co., LLC	90 Salem Rd, North Billerica, MA 01862	First lien senior secured revolving loan	(6)	11.34% (L + 6.00%)	12/29/2026	2,594	2,550	2,464	0.4%
Worldwide Produce Acquisition, LLC	2652 Long Beach Avenue, Unit 2, Los Angeles, CA 90058	First lien senior secured delayed draw loan	(6)	11.49% (S + 6.25%)	1/17/2029	634	587	634	0.1%
Worldwide Produce Acquisition, LLC	2652 Long Beach Avenue, Unit 2, Los Angeles, CA 90058	First lien senior secured delayed draw loan	(6)	11.49% (S + 6.25%)	4/18/2024	-	-	-	0.0%
Worldwide Produce Acquisition, LLC	2652 Long Beach Avenue, Unit 2, Los Angeles, CA 90058	First lien senior secured revolving loan	(6)	11.23% (S + 6.25%)	1/17/2029	127	118	126	0.0%
Worldwide Produce Acquisition, LLC	2652 Long Beach Avenue, Unit 2, Los Angeles, CA 90058	First lien senior secured loan		11.23% (S + 6.25%)	1/17/2029	2,875	2,794	2,875	0.4%
						133,502	130,447	132,411	20.5%

					Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Address	Investment		Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Health care providers & services
Brightview, LLC	615 Elsinore Pl #300, Cincinnati, OH 45202	First lien senior secured loan		11.22% (S + 6.00%)	4/12/2024	12,936	12,894	12,806	2.0%
Brightview, LLC	615 Elsinore Pl #300, Cincinnati, OH 45202	First lien senior secured delayed draw loan	(6)	11.22% (S + 6.00%)	4/12/2024	1,727	1,714	1,710	0.3%
Brightview, LLC	615 Elsinore Pl #300, Cincinnati, OH 45202	First lien senior secured revolving loan	(6)	11.22% (S + 6.00%)	4/12/2024	232	230	230	0.0%
Guardian Dentistry Partners	5803 NW 151 St., Suite 201, Miami Lakes, FL, 33014	First lien senior secured loan		11.72% (S + 6.50%)	8/20/2026	8,098	7,946	8,098	1.3%
Guardian Dentistry Partners	5803 NW 151 St., Suite 201, Miami Lakes, FL, 33014	First lien senior secured delayed draw loan		11.72% (S + 6.50%)	8/20/2026	15,762	15,501	15,762	2.4%
Guardian Dentistry Partners	5803 NW 151 St., Suite 201, Miami Lakes, FL, 33014	First lien senior secured delayed draw loan		11.72% (S + 6.50%)	8/20/2026	5,838	5,838	5,838	0.9%
Light Wave Dental Management LLC	13580 Groupe Dr., Suite 305, Woodbridge, VA 22192	First lien senior secured revolving loan	(6)	12.10% (S + 7.00%)	1/2/2024	677	587	677	0.1%
Light Wave Dental Management LLC	13580 Groupe Dr., Suite 305, Woodbridge, VA 22192	First lien senior secured loan		12.10% (S + 7.00%)	9/30/2023	22,536	21,866	22,536	3.5%
OMH-HealthEdge Holdings, LLC	2424 North Federal Highway Suite 205 Boca Raton, FL 33431	First lien senior secured loan		10.03% (S + 5.25%)	10/24/2025	12,188	12,020	12,188	1.9%
OMH-HealthEdge Holdings, LLC	2424 North Federal Highway Suite 205 Boca Raton, FL 33431	First lien senior secured loan		10.03% (S + 5.25%)	10/24/2025	5,295	5,217	5,295	0.8%
SGA Dental Partners Holdings, LLC	10385 Ford Avenue, Unit D8, Richmond Hill, GA 31324	First lien senior secured loan		10.66% (S + 5.50%)	12/30/2026	11,888	11,695	11,888	1.8%
SGA Dental Partners Holdings, LLC	10385 Ford Avenue, Unit D8, Richmond Hill, GA 31324	First lien senior secured delayed draw loan		10.66% (S + 5.50%)	12/30/2026	11,080	10,911	11,080	1.7%
SGA Dental Partners Holdings, LLC	10385 Ford Avenue, Unit D8, Richmond Hill, GA 31324	First lien senior secured revolving loan	(6)	10.66% (S + 5.50%)	12/30/2026	-	-	-	0.0%
						108,257	106,419	108,108	16.7%
Health care equipment & supplies
LSL Industries, LLC (LSL Healthcare)	50 E. Washington St., Ste 400, Chicago IL 60602	First lien senior secured loan		11.85% (S + 6.50%)	11/3/2027	19,628	18,996	19,432	3.0%
LSL Industries, LLC (LSL Healthcare)	50 E. Washington St., Ste 400, Chicago IL 60602	First lien senior secured delayed draw loan	(6)	11.85% (S + 6.50%)	11/3/2024	-	-	-	0.0%
LSL Industries, LLC (LSL Healthcare)	50 E. Washington St., Ste 400, Chicago IL 60602	First lien senior secured revolving loan	(6)	11.85% (S + 6.50%)	11/3/2027	-	-	-	0.0%
						19,628	18,996	19,432	3.0%
Household durables
Curio Brands, LLC	501 Highway 12, Starkville, MS 39759	First lien senior secured loan		10.89% (S + 5.50%)	12/21/2027	17,263	16,908	16,918	2.6%
Curio Brands, LLC	501 Highway 12, Starkville, MS 39759	First lien senior secured revolving loan	(6)	10.89% (S + 5.50%)	12/21/2027	-	-	-	0.0%
Curio Brands, LLC	501 Highway 12, Starkville, MS 39759	First lien senior secured delayed draw loan	(6)	10.89% (S + 5.50%)	12/21/2023	4,121	4,121	4,039	0.6%
						21,384	21,029	20,957	3.2%
Household products
Home Brands Group Holdings, Inc. (ReBath)	426 N. 44th Street, Suite 410, Phoenix, AZ 85008	First lien senior secured loan		10.16% (S + 4.75%)	11/8/2026	18,417	18,131	18,232	2.8%
Home Brands Group Holdings, Inc. (ReBath)	426 N. 44th Street, Suite 410, Phoenix, AZ 85008	First lien senior secured revolving loan	(6)	10.16% (S + 4.75%)	11/8/2026	-	-	-	0.0%
						18,417	18,131	18,232	2.8%
Insurance
Allcat Claims Service, LLC	16 Cascade Caverns Road, Boerne, TX 78015	First lien senior secured loan		11.24% (S + 6.00%)	7/7/2027	7,756	7,567	7,756	1.2%
Allcat Claims Service, LLC	16 Cascade Caverns Road, Boerne, TX 78015	First lien senior secured delayed draw loan	(6)	11.20% (S + 6.00%)	7/7/2027	21,714	21,332	21,714	3.4%
Allcat Claims Service, LLC	16 Cascade Caverns Road, Boerne, TX 78015	First lien senior secured revolving loan	(6)	11.20% (S + 6.00%)	7/7/2027	-	-	-	0.0%
						29,470	28,899	29,470	4.6%

					Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Address	Investment		Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
IT services
Domain Information Services Inc. (Integris)	One South Wacker, Suite 2980, Chicago, IL 60606	First lien senior secured loan		11.29% (S + 6.25%)	9/30/2025	20,548	20,139	20,548	3.2%
Improving Acquisition LLC	2001 Ross Avenue, Suite 4250, Dallas, TX 75201	First lien senior secured loan		11.61% (S + 6.50%)	7/26/2027	31,810	31,226	31,651	4.9%
Improving Acquisition LLC	2001 Ross Avenue, Suite 4250, Dallas, TX 75201	First lien senior secured revolving loan	(6)	11.55% (S + 6.50%)	7/26/2027	-	-	-	0.0%
						52,358	51,365	52,199	8.1%
Leisure products
BCI Burke Holding Corp.	660 Van Dyne Road, Fond Du Lac, WI, 54937	First lien senior secured loan		11.00% (S + 5.50%)	12/14/2027	16,403	16,196	16,403	2.5%
BCI Burke Holding Corp.	660 Van Dyne Road, Fond Du Lac, WI, 54937	First lien senior secured delayed draw loan	(6)	11.00% (S + 5.50%)	12/14/2023	636	625	636	0.1%
BCI Burke Holding Corp.	660 Van Dyne Road, Fond Du Lac, WI, 54937	First lien senior secured revolving loan	(6)	11.00% (S + 5.50%)	6/14/2027	-	-	-	0.0%
VENUplus, Inc. (f/k/a CTM Group, Inc.)	5 Industrial Way Suite 1A, Salem, NH, 03079	First lien senior secured loan		12.16% (S + 6.75%)	12/21/2027	4,443	4,338	4,443	0.7%
MacNeill Pride Group	155 Franklin Road, Suite 250, Brentwood, TN 37027	First lien senior secured loan		12.00% (S + 6.50%)	4/22/2026	8,575	8,482	8,468	1.3%
MacNeill Pride Group	155 Franklin Road, Suite 250, Brentwood, TN 37027	First lien senior secured delayed draw loan	(6)	12.00% (S + 6.50%)	4/22/2026	3,406	3,357	3,363	0.5%
MacNeill Pride Group	155 Franklin Road, Suite 250, Brentwood, TN 37027	First lien senior secured revolving loan	(6)	12.00% (S + 6.50%)	4/22/2026	-	-	-	0.0%
Trademark Global LLC	7951 West Erie Avenue, Lorain, OH 44053	First lien senior secured loan		12.81% (S +7.50%)	7/30/2024	11,631	11,590	10,845	1.7%
Trademark Global LLC	7951 West Erie Avenue, Lorain, OH 44053	First lien senior secured revolving loan	(6)	12.81% (S +7.50%, 4.50% is PIK)	7/30/2024	71	64	66	0.0%
Trademark Global LLC	7951 West Erie Avenue, Lorain, OH 44053	First lien senior secured revolving loan	(6)	12.81% (S +7.50%, 4.50% is PIK)	7/30/2024	2,046	2,046	1,908	0.3%
						47,211	46,698	46,132	7.1%
Machinery
Pennsylvania Machine Works, LLC	201 Bethel Ave., Aston, PA 19014	First lien senior secured loan		11.50% (S + 6.00%)	3/6/2027	1,918	1,903	1,918	0.3%
PVI Holdings, Inc	19011 Highland Road, Baton Rouge, LA 70809	First lien senior secured loan		10.92% (S + 5.94%)	7/18/2027	24,016	23,695	24,016	3.7%
Techniks Holdings, LLC / Eppinger Holdings Germany GMBH (5)	9930 E. 56th Street, Indianapolis, IN 46236	First lien senior secured loan		12.14% (S + 6.75%)	2/4/2025	24,865	24,324	24,866	3.9%
Techniks Holdings, LLC / Eppinger Holdings Germany GMBH (5)	9930 E. 56th Street, Indianapolis, IN 46236	First lien senior secured revolving loan	(6)	12.14% (S + 6.75%)	9/30/2027	-	-	-	0.0%
						50,799	49,922	50,800	7.9%
Personal care products
DRS Holdings III, Inc. (Dr. Scholl's)	255 State Street, 7th Floor, Boston, MA 02109	First lien senior secured loan		11.45% (S + 6.25%)	11/1/2025	11,316	11,251	11,175	1.7%
DRS Holdings III, Inc. (Dr. Scholl's)	255 State Street, 7th Floor, Boston, MA 02109	First lien senior secured revolving loan	(6)	11.64% (S + 6.25%)	11/1/2025	-	-	-	0.0%
PH Beauty Holdings III, Inc.	1950 Innovation Pkwy, Suite 100, Libertyville, IL 60048	First lien senior secured loan		10.48% (L + 5.00%)	9/28/2025	9,492	9,279	9,136	1.4%
Silk Holdings III Corp. (Suave)	One International Place, Ste. 3240, Boston, MA 02110	First lien senior secured loan		12.77% (S + 7.75%)	5/1/2029	20,000	19,413	20,000	3.1%
						40,808	39,943	40,311	6.2%
Pharmaceuticals
Foundation Consumer Brands	1190 Omega Drive, Pittsburgh, PA 15205	First lien senior secured loan		10.72% (S + 5.50%)	2/12/2027	7,085	7,040	7,085	1.1%
Foundation Consumer Brands	1190 Omega Drive, Pittsburgh, PA 15205	First lien senior secured revolving loan	(6)	10.72% (S + 5.50%)	2/12/2027	-	-	-	0.0%
						7,085	7,040	7,085	1.1%
Professional services
4 Over International, LLC	125 Los Angeles St., Glendale, CA 91204	First lien senior secured loan		11.84% (S + 6.50%)	12/7/2023	24,052	23,914	23,932	3.7%
DISA Holdings Corp. (DISA)	10900 Corporate Centre Dr., Ste 250, Houston, TX 77041	First lien senior secured delayed draw loan	(6)	10.66% (S + 5.50%)	9/11/2028	2,787	2,637	2,787	0.4%
DISA Holdings Corp. (DISA)	10900 Corporate Centre Dr., Ste 250, Houston, TX 77041	First lien senior secured revolving loan	(6)	10.66% (S + 5.50%)	9/9/2028	-	-	-	0.0%
DISA Holdings Corp. (DISA)	10900 Corporate Centre Dr., Ste 250, Houston, TX 77041	First lien senior secured loan		10.66% (S + 5.50%)	9/9/2028	22,289	21,636	22,289	3.4%
Universal Marine Medical Supply International, LLC (Unimed)	27 Sylvaton Terrace, Staten Island, NY 10305	First lien senior secured loan		12.88% (S + 7.50%)	12/5/2027	14,141	13,829	14,141	2.2%
Universal Marine Medical Supply International, LLC (Unimed)	27 Sylvaton Terrace, Staten Island, NY 10305	First lien senior secured revolving loan	(6)	13.14% (S + 7.50%)	12/5/2027	509	452	509	0.1%
						63,778	62,468	63,658	9.8%

					Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Address	Investment		Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Software
AIDC Intermediate Co 2, LLC (Peak Technologies)	901 Elkridge Landing Rd, Suite 300, Linthicum Heights, MD 21090	First lien senior secured loan		11.47% (S + 6.25%)	7/22/2027	34,825	33,784	34,477	5.3%
						34,825	33,784	34,477	5.3%
Specialty retail
Sundance Holdings Group, LLC (7)	3865 W 2400 S, Salt Lake City, UT 84120	First lien senior secured loan		13.40% (S + 8.00%)	5/1/2024	8,897	8,435	8,852	1.4%
						8,897	8,435	8,852	1.4%
Textiles, apparel & luxury goods
American Soccer Company, Incorporated (SCORE)	726 E. Anaheim Street, Wilmington, CA 90744	First lien senior secured loan		11.89% (S + 6.50%)	7/20/2027	29,968	29,400	29,668	4.6%
American Soccer Company, Incorporated (SCORE)	726 E. Anaheim Street, Wilmington, CA 90744	First lien senior secured revolving loan	(6)	11.70% (S + 6.50%)	7/20/2027	2,956	2,870	2,927	0.5%
BEL USA, LLC	12610 NW 115th Avenue, #200, Medley, FL 33178	First lien senior secured loan		11.43% (S + 6.25%)	11/2/2023	6,817	6,790	6,749	1.1%
BEL USA, LLC	12610 NW 115th Avenue, #200, Medley, FL 33178	First lien senior secured loan		11.43% (S + 6.25%)	2/2/2025	112	112	111	0.0%
YS Garments, LLC	15730 S. Figueroa St., Gardena, CA 90248	First lien senior secured loan		12.59% (S + 7.50%)	8/9/2024	7,591	7,407	7,250	1.1%
						47,444	46,579	46,705	7.3%
Trading companies & distributors
BCDI Meteor Acquisition, LLC (Meteor)	690 NE 23rd Avenue, Gainesville, FL 32609	First lien senior secured loan		12.34% (S + 7.00%)	6/29/2028	16,379	16,005	16,215	2.5%
Broder Bros., Co.	Six Neshaminy Interplex, 6th Floor, Trevose, PA 19053	First lien senior secured loan		11.50% (S + 6.00%)	12/4/2025	4,701	4,446	4,701	0.7%
CGI Automated Manufacturing, LLC	275 Innovation Drive, Romeoville, IL 60446	First lien senior secured loan		12.22% (S + 7.00%)	12/17/2026	27,544	26,619	27,268	4.2%
CGI Automated Manufacturing, LLC	275 Innovation Drive, Romeoville, IL 60446	First lien senior secured delayed draw loan		12.22% (S + 7.00%)	12/17/2026	3,663	3,538	3,626	0.6%
CGI Automated Manufacturing, LLC	275 Innovation Drive, Romeoville, IL 60446	First lien senior secured revolving loan	(6)	12.22% (S + 7.00%)	12/17/2026	1,087	989	1,076	0.2%
EIS Legacy, LLC	2018 Powers Ferry Road, Atlanta, Georgia 30339	First lien senior secured loan		10.36% (S + 5.00%)	11/1/2027	18,185	17,836	18,185	2.8%
EIS Legacy, LLC	2018 Powers Ferry Road, Atlanta, Georgia 30339	First lien senior secured delayed draw loan		10.36% (S + 5.00%)	11/1/2027	-	-	-	0.0%
EIS Legacy, LLC	2018 Powers Ferry Road, Atlanta, Georgia 30339	First lien senior secured revolving loan	(6)	10.36% (S + 5.00%)	11/1/2027	-	-	-	0.0%
Engineered Fastener Company, LLC (EFC International)	1940 Craigshire, St. Louis, MO 63146-4008	First lien senior secured loan		11.89% (S + 6.50%)	11/1/2027	23,723	23,180	23,723	3.7%
Engineered Fastener Company, LLC (EFC International)	1940 Craigshire, St. Louis, MO 63146-4008	First lien senior secured loan		10.70% (S + 5.50%)	11/1/2026	29,204	28,363	28,474	4.4%
Engineered Fastener Company, LLC (EFC International)	1940 Craigshire, St. Louis, MO 63146-4008	First lien senior secured loan		10.70% (S + 5.50%)	11/1/2026	5,534	5,347	5,395	0.8%
I.D. Images Acquisition, LLC	1120 West 130th Street, Brunswick, OH 44212	First lien senior secured loan		11.64% (S + 6.25%)	7/30/2026	15,336	15,158	15,336	2.4%
I.D. Images Acquisition, LLC	1120 West 130th Street, Brunswick, OH 44212	First lien senior secured delayed draw loan		11.64% (S + 6.25%)	7/30/2026	2,594	2,577	2,594	0.4%
I.D. Images Acquisition, LLC	1120 West 130th Street, Brunswick, OH 44212	First lien senior secured loan		11.45% (S + 6.25%)	7/30/2026	4,719	4,641	4,719	0.7%
I.D. Images Acquisition, LLC	1120 West 130th Street, Brunswick, OH 44212	First lien senior secured revolving loan	(6)	11.64% (S + 6.25%)	7/30/2026	-	-	-	0.0%
Krayden Holdings, Inc.	1491 West 124th Ave., Westminster, CO 80234	First lien senior secured delayed draw loan	(6)	11.34% (S + 6.00%)	3/1/2029	-	-	-	0.0%
Krayden Holdings, Inc.	1491 West 124th Ave., Westminster, CO 80234	First lien senior secured delayed draw loan	(6)	11.34% (S + 6.00%)	3/1/2029	-	-	-	0.0%
Krayden Holdings, Inc.	1491 West 124th Ave., Westminster, CO 80234	First lien senior secured revolving loan	(6)	11.34% (S + 6.00%)	3/1/2029	-	-	-	0.0%
Krayden Holdings, Inc.	1491 West 124th Ave., Westminster, CO 80234	First lien senior secured loan		11.34% (S + 6.00%)	3/1/2029	9,539	9,110	9,539	1.5%
United Safety & Survivability Corporation (USSC)	101 Gordon Drive, Exton, PA 19341	First lien senior secured loan		12.14% (S + 6.75%)	9/30/2027	12,500	12,295	12,500	1.9%
United Safety & Survivability Corporation (USSC)	101 Gordon Drive, Exton, PA 19341	First lien senior secured delayed draw loan	(6)	12.12% (S + 6.75%)	9/30/2027	666	629	666	0.1%
United Safety & Survivability Corporation (USSC)	101 Gordon Drive, Exton, PA 19341	First lien senior secured revolving loan	(6)	11.99% (S + 6.75%)	9/30/2027	1,209	1,188	1,209	0.2%
						176,583	171,921	175,226	27.1%
Wireless telecommunication services
Centerline Communications, LLC	750 West Center Street, Suite 301, West Bridgewater, MA 02379	First lien senior secured loan		11.44% (S + 6.00%)	8/10/2027	15,021	14,799	14,796	2.3%
Centerline Communications, LLC	750 West Center Street, Suite 301, West Bridgewater, MA 02379	First lien senior secured delayed draw loan		11.44% (S + 6.00%)	8/10/2027	8,479	8,353	8,352	1.3%
Centerline Communications, LLC	750 West Center Street, Suite 301, West Bridgewater, MA 02379	First lien senior secured delayed draw loan		11.28% (S + 6.00%)	8/10/2027	4,834	4,754	4,761	0.7%
Centerline Communications, LLC	750 West Center Street, Suite 301, West Bridgewater, MA 02379	First lien senior secured revolving loan	(6)	11.44% (S + 6.00%)	8/10/2027	600	575	591	0.1%
Centerline Communications, LLC	750 West Center Street, Suite 301, West Bridgewater, MA 02379	First lien senior secured loan		11.28% (S + 6.00%)	8/10/2027	1,025	998	1,010	0.2%
						29,959	29,479	29,510	4.6%
Total Private Credit Debt Investments						1,286,382	1,260,790	1,276,048	197.2%

		Number of Units	Cost	Fair Value	Percentage of Net Assets
Equity Investments
Auto components
Vehicle Accessories, Inc. - Class A common (9)	2800 E. Scyene Road, Mesquite, TX 75181	128.250	-	132	0.0%
Vehicle Accessories, Inc. - preferred (9)	2800 E. Scyene Road, Mesquite, TX 75181	250.000	250	280	0.1%
		378.250	250	412	0.1%
Commercial services & supplies
American Equipment Holdings LLC (10)	451 W. 3440 South, Salt Lake City, UT 84115	250.000	285	519	0.1%
BLP Buyer, Inc. (Bishop Lifting Products) - Class A common (11)	2301 Commerce Street, Ste 110, Houston, TX 77002	582.000	652	1,204	0.2%
		832.000	937	1,723	0.3%
Food products
BC CS 2, L.P. (Cuisine Solutions) (5) (8)	200 Clarendon Street, Boston, MA 02116	2,000.000	2,000	2,337	0.4%
Gulf Pacific Holdings, LLC - Class A common (10)	12010 Taylor Rd., Houston, TX, 77041	0.250	250	247	0.0%
Gulf Pacific Holdings, LLC - Class C common (10)	12010 Taylor Rd., Houston, TX, 77041	0.250	-	-	0.0%
IF&P Foods, LLC (FreshEdge) - Class A common (10)	4501 Massachusetts Avenue, Indianapolis, IN 46218	0.750	750	933	0.1%
IF&P Foods, LLC (FreshEdge) - Class B common (10)	4501 Massachusetts Avenue, Indianapolis, IN 46218	0.750	-	-	0.0%
Siegel Parent, LLC (12)	90 Salem Rd, North Billerica, MA 01862	0.250	250	72	0.0%
		2,002.250	3,250	3,589	0.5%
Healthcare equipment & supplies
LSL Industries, LLC (LSL Healthcare) (10)	50 E. Washington St., Ste 400, Chicago IL 60602	7.500	750	635	0.1%
		7.500	750	635	0.1%
IT services
Domain Information Services Inc. (Integris)	One South Wacker, Suite 2980, Chicago, IL 60606	250.000	250	288	0.0%
		250.000	250	288	0.0%
Textiles, apparel & luxury goods
American Soccer Company, Incorporated (SCORE) (12)	726 E. Anaheim Street, Wilmington, CA 90744	1,000.000	1,000	1,256	0.2%
		1,000.000	1,000	1,256	0.2%
Total Private Equity Investments		4,470.000	6,437	7,903	1.2%

Total Private Investments			1,267,227	1,283,951	198.4%

	Number of		Fair	Percentage
	Shares	Cost	Value	of Net Assets
Short-Term Investments
First American Treasury Obligations Fund - Institutional Class Z, 5.00% (13)	15,094	15,094	15,094	2.3%
Total Short-Term Investments	15,094	15,094	15,094	2.3%

Total Investments		$1,282,321	$1,299,045	200.7%

(1)	As of June 30, 2023, all investments are non-controlled, non-affiliated investments. Non-controlled, non-affiliated investments are defined as investments in which the Company owns less than 5% of the portfolio company’s outstanding voting securities and does not have the power to exercise control over the management or policies of such portfolio company.

(2)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.

(3)	As of June 30, 2023, the tax cost of the Company’s investments approximates their amortized cost.

(4)	Loan contains a variable rate structure, that may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR), the Secured Overnight Funding Rate (“SOFR” or “S”) (which can include one-, three- or six-month SOFR), or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate or “P”).

(5)	Non-qualifying investment as defined by Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of June 30, 2023, 5.3% of the Company’s total assets were in non-qualifying investments.

(6)	Position or a portion thereof is an unfunded commitment, and no interest is being earned on the unfunded portion. The investment may be subject to an unused commitment fee. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated.

(7)	The Company may be entitled to receive additional interest as a result of an arrangement with other lenders in the syndication. In exchange for the higher interest rate, the “last-out” portion is at a greater risk of loss. Certain lenders represent a “first out” portion of the investment and have priority to the “last-out” portion with respect to payments of principal and interest.

(8)	The Company has a senior secured loan in an investment vehicle (BC CS 2, L.P.) that is collateralized by a preferred stock investment in Cuisine Solutions, Inc.

(9)	The Company owns 0.19% of the common equity and 0.43% of the preferred equity of Vehicle Accessories, Inc.

(10)	The Company owns 71.55% of a pass-through, taxable limited liability company, KSCF IV Equity Aggregator Blocker, LLC (the “Aggregator Blocker”), which holds the Company’s equity investments in American Equipment Holdings LLC, Gulf Pacific Holdings, LLC, IF&P Foods, LLC (FreshEdge) and LSL Industries, LLC (LSL Healthcare). Through the Company’s ownership of the Aggregator Blocker, the Company owns the respective units of each company listed above in the Schedule of Investments.

(11)	The Company owns 0.53% of the common equity BLP Buyer, Inc. (Bishop Lifting Products).

(12)	The Company owns 40.32% of a pass-through limited liability company, KSCF IV Equity Aggregator, LLC (the “Aggregator”), which holds the Company’s equity investments in Siegel Parent, LLC and American Soccer Company, Incorporated (SCORE). The Aggregator’s ownership of Siegel Parent, LLC is 1.1442%. Through the Company’s ownership of the Aggregator, the Company owns the respective units of each company listed above in the Schedule of Investments.

(13)	The indicated rate is the yield as of June 30, 2023.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors (the “Board”). The responsibilities of the Board include, among other things, the oversight of our investment activities, election of our executive officers, oversight of our financing arrangements and corporate governance activities. In addition, pursuant to Rule 2a-5 under the 1940 Act, the Board has designated the Advisor as the “valuation designee” to perform fair value determinations of our portfolio holdings, subject to oversight by and periodic reporting to the Board. The valuation designee performs fair valuation of our portfolio holdings in accordance with our Valuation Program, as approved by the Board. Our Board consists of seven directors, four of whom are independent of the Company or of the Advisor as defined in Section 2(a)(19) of the 1940 Act.

Board of Directors and Executive Officers

Directors

Information regarding the Board is as follows:

Name	Year of Birth	Position	Director Since	Principal Occupation During Past 5 Years	Number of Funds in Fund Complex Overseen by Director(1)	Other Directorships Held by Director
Interested Directors:
Albert (Al) Rabil III	1963	Director	2021	Chief Executive Officer of Kayne Anderson and Kayne Anderson Real Estate.	2	Kayne Anderson
James (Jim) Robo	1962	Director, Chairman	2023	Private investor. Chairman and Chief Executive Officer of NextEra Energy, Inc. (2013 – 2022) and Chairman and Chief Executive Officer of NextEra Energy Partners, LP (2014 – 2022).	1	J.B. Hunt Transport Services, Inc. (transportation and logistics company); NextEra Energy, Inc. (2013 – 2022); NextEra Energy Partners, LP (2014 – 2022)
Terrence J. Quinn	1951	Director	2020	Vice Chairman of Kayne Anderson and of the Company and Kayne DL 2021, Inc.	1	Kayne Anderson

Name	Year of Birth	Position	Director Since	Principal Occupation During Past 5 Years	Number of Funds in Fund Complex Overseen by Director(1)	Other Directorships Held by Director
Independent Directors:
Mariel A. Joliet	1966	Director	2020	Senior Vice President and Treasurer of Hilton Hotels Corporation (1998 – 2012).	2	ASGN, Incorporated (information technology services)
George E. Marucci, Jr.	1952	Director	2020	Marketing consultant for BMW North America. Golf commentator for NBC Sports. Chair of leading automotive family office in Baltimore, Maryland. Co-owner, President and acting Chief Financial Officer for Pennmark Automotive Enterprises.	2	None
Susan C. Schnabel	1961	Director	2020	Co-founder and Co-Managing Partner of aPriori Capital Partners. Managing Director in the asset management division of Credit Suisse (1998-2014).	2	Altice USA, Inc. (cable provider); Laramie Energy II (energy company); KKR Private Equity Conglomerate LLC (private equity holding company)
Rhonda S. Smith	1959	Director	2022	Chief Financial Officer and Deputy Director of Houston Police Department. Executive Director for the Houston Municipal Employees Pension System (HMEPS), (2010 – 2016).	2	Houston Municipal Employees Pension System (pension plan)

(1)	The “Fund Complex” consists of the Company and Kayne DL 2021, Inc.

The address for each of our directors is c/o Kayne Anderson BDC, Inc., 811 Main Street, 14th Floor, Houston, Texas, 77002.

Executive Officers Who are Not Directors

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years	Number of Funds in Fund Complex(1) Overseen
Douglas L. Goodwillie	1975	Co-Chief Executive Officer	Since 2023	Co-Chief Investment Officer of the Company and of Kayne DL 2021, Inc. (2020 – 2023). Managing Partner and Co-Head of Kayne Anderson Private Credit (2011 – present).	2
Kenneth B. Leonard	1963	Co-Chief Executive Officer	Since 2023	Co-Chief Investment Officer of the Company and of Kayne DL 2021, Inc. (2020 – 2023). Managing Partner and Co-Head of Kayne Anderson Private Credit (2011 – present).	2
Terry A. Hart	1969	Chief Financial Officer	Since 2020	Senior Managing Director of Kayne Anderson since 2020. Chief Operating Officer of KYN and KMF (2022 – present). Chief Financial Officer of KYN (2005 – 2022) and KMF (2010 – 2022)	2
Michael J. O’Neil	1983	Secretary and Chief Compliance Officer	Since 2020	Chief Compliance Officer of Kayne Anderson (2012 – present). Chief Compliance Officer of KYN and KMF (2013 – present).	2
John B. Riley	1974	Vice President	Since 2020	Vice President and Controller of Kayne Anderson (2021 – present). Controller of Kayne Anderson (2006 – 2021).	2

(1)	The “Fund Complex” consists of the Company and Kayne DL 2021, Inc.

The address for each of our executive officers is c/o Kayne Anderson BDC, Inc., 811 Main Street, 14th Floor, Houston, Texas, 77002.

Biographical Information

Directors

Our directors have been divided into two groups—interested directors and independent director. An interested director is an “interested person” as defined in Section 2(a)(19) of the 1940 Act.

Interested Directors

Albert (Al) Rabil III, Director, Chief Executive Officer of Kayne Anderson. Mr. Rabil is the Chief Executive Officer of Kayne Anderson, overseeing strategic initiatives, operations and asset management across Kayne’s investment platforms. In 2007, Mr. Rabil co-founded Kayne Anderson’s real estate private equity platform (KA Real Estate) and continues to serve as KA Real Estate’s CEO, setting strategic direction, overseeing overall investment activities, and leading fundraising for all KA Real Estate investments. Kayne Anderson currently manages $32 billion (as of January 2023) in assets across its platform which includes real estate, renewable energy, energy infrastructure, credit, and growth capital sectors. Immediately prior to co-founding KA Real Estate, Mr. Rabil founded and was a principal of two real estate investment firms, RAMZ, LLC and Rabil Properties, LLC, where he developed and acquired a substantial portfolio of off-campus student housing properties. This was preceded by an almost ten-year stint at UBS where Mr. Rabil served as a Managing Director and Head of Real Estate Banking for the Americas and Europe. During his tenure there he played a key role in making UBS a market leader in both syndicated debt and large loan CMBS. Mr. Rabil began his career in the Real Estate Finance Group of the Bankers Trust Company. Mr. Rabil earned a B.A. cum laude from Yale University in 1985 and an M.B.A. in Finance from Columbia University in 1988.

James (Jim) Robo, Director, Chairman of KABDC. Mr. Robo serves as Chairman of our KABDC Board of Directors. Mr. Robo is a private investor and former Chairman and Chief Executive Officer of NextEra Energy, Inc., a leading clean energy company, and NextEra Energy Partners, LP, a growth-oriented limited partnership formed by NextEra Energy, Inc. to acquire, manage, and own contracted clean energy projects. During Mr. Robo’s 10-year tenure as CEO, NextEra Energy’s market capitalization grew substantially, becoming the largest electric utility in the world, as well as the largest renewable company in the world. Prior to joining NextEra Energy in 2002, Mr. Robo spent 10 years at General Electric Company, serving as President and Chief Executive Officer of GE Mexico from 1997 until 1999 and as President and Chief Executive Officer of the GE Capital TIP/Modular Space division from 1999 until February 2002. From 1984 through 1992, he worked for Mercer Management Consulting. Mr. Robo serves on the board of J. B. Hunt Transport Services, Inc. and is Lead Director and Chairman of the Governance and Nominating Committee. Mr. Robo received a B.A. summa cum laude from Harvard College and an M.B.A. from Harvard Business School, where he was a Baker Scholar. Mr. Robo’s financial expertise, leadership experience, and business experience gained through his leadership of a large complex corporation led our Nominating Committee to conclude that Mr. Robo is qualified to serve as Chairman of the Board of KABDC.

Terrence J. Quinn, Director, Vice Chairman of Kayne Anderson. Mr. Quinn is our Vice Chairman. Mr. Quinn is the vice chairman for Kayne Anderson and is responsible for managing our new business opportunities and select client relations. He oversees the private credit group and serves on the firm’s Credit, Real Estate and Growth Private Equity Investment Committees. Mr. Quinn was a founding member of the Board of KYN and the Board of Kayne Anderson Energy Total Return Fund, Inc. Prior to joining Kayne Anderson in 2006, Mr. Quinn was a founding partner of a merchant banking firm specializing in private equity and advisory services. He was president and chief executive officer of several operating companies and member of the executive committee of a leading regional bank. Mr. Quinn was manager of pension investments for the 3M Company and founding chief executive officer of a leading mezzanine fund group. Mr. Quinn has served on the boards of directors of several public and private firms. Mr. Quinn earned a B.A. in Economics in 1973 and an M.B.A. from the University of Minnesota in 1974. Mr. Quinn’s experience as an executive officer of various banking companies led our Nominating Committee to conclude that Mr. Quinn is qualified to serve as a director of KABDC.

Independent Directors

Mariel A. Joliet. Ms. Joliet serves as Chairperson of our KDL Board of Directors, Lead Independent Director of our KABDC Board of Directors and Chairperson of our Nominating Committee. Ms. Joliet also serves as a director on the Board of Directors of ASGN, Incorporated (NYSE: ASGN) and is also a member of ASGN’s Audit and Compensation Committees. ASGN Incorporated is one of the foremost providers of IT and professional services in the technology, digital, creative, engineering and life sciences fields across commercial and government sectors. From 1998 to 2008, Ms. Joliet was employed by the Hilton Hotels Corporation, a publicly traded hotel company, as senior vice president and treasurer. During her time at the Hilton Hotels Corporation, Ms. Joliet participated in its sale to the Blackstone Group, one of the ten-largest leveraged buyouts in history at the time. As Treasurer, Ms. Joliet was responsible for capital markets and financial investment initiatives, including credit ratings, debt/equity issuances, interest rate risk management, cash management and foreign exchange. Prior to her employment with Hilton Hotels Corporation, Ms. Joliet worked for ten years as a coverage officer and corporate banker at Wachovia Bank and Corestates Bank, where she was responsible for client relationships and portfolio management. Ms. Joliet serves on Las Madrinas, a philanthropic organization supporting pediatric care and research, at Children’s Hospital Los Angeles. Ms. Joliet also served as a member for Know the Glow Foundation. She received a B.S. at the University of Scranton and earned an M.B.A. from Marywood University. Ms. Joliet has a strong background in financing, acquisitions, deal structuring, strategic planning, and operational integration. Ms. Joliet’s experiences as a corporate executive led our Nominating Committee to conclude that Ms. Joliet is qualified to serve as a director.

George E. Marucci, Jr. Mr. Marucci is an accomplished finance executive and entrepreneur in various industries and fields. Mr. Marucci serves as the Lead Valuation Director on our Audit Committee. Mr. Marucci currently serves as a marketing consultant for BMW North America. Previously, Mr. Marrucci was a golf commentator for NBC Sports. Mr. Marucci was also previously the co-owner, president and acting chief financial officer for Pennmark Automotive Enterprises, a luxury automobile dealership, and co-owner and president of Pennmark Real Estate Investment Group, which specialized in commercial real estate and development, including the development and operation of 50 Walmart retail centers. Prior to owning and operating these companies, Mr. Marucci served as an investment advisor and stockbroker at White Weld and Co. and Merrill Lynch. In those roles, Mr. Marucci was responsible for institutional sales and client development. Mr. Marucci began his career with a family-based accounting firm, Marucci, Ortals and Co. Mr. Marucci received a B.A. in Accounting in 1974 from The University of Maryland. Mr. Marucci’s diverse experiences in real estate, investment advisory and marketing consultant roles led our Nominating Committee to conclude that Mr. Marucci is qualified to serve as a director.

Susan C. Schnabel. Ms. Schnabel serves as Chairperson of our Audit Committee of our Board of Directors. Ms. Schnabel is the co-founder and co-managing partner of aPriori Capital Partners, an independent leveraged buyout fund advisor. aPriori Capital Partners was created in connection with the spin-off of DLJ Merchant Banking Partners from Credit Suisse in 2014. Prior to forming aPriori Capital, Ms. Schnabel worked at Credit Suisse from 1998 to 2014 where she served as a managing director in the Asset Management Division and co-head of DLJ Merchant Banking. Over the course of her thirty-plus year career she has served on over thirty public and private boards including the roles of Lead Director (NYSE), Audit, Compensation and Nominating & Governance Chair. She also serves on the Board of Trustees of Cornell University — Executive and Investment Committee and and Co-Chair of the Research & Innovation Committee, and the US Olympic and Paralympic Foundation Board of Directors — Finance Committee. Ms. Schnabel recently completed her terms on the California Institute of Technology – Investment Committee and The Harvard Business School Alumni Advisory Board where she served on the Executive Committee. Ms. Schnabel earned a Bachelor of Science in Chemical Engineering from Cornell University and an M.B.A. from Harvard Business School. Ms. Schnabel’s experience as an investment banker, private equity investor and a corporate director led our Nominating Committee to conclude that Ms. Schnabel is qualified to serve as a director.

Rhonda S. Smith. Ms. Smith is the chief financial officer and deputy director for the Houston Police Department (HPD), the fifth largest police department in the U.S. Ms. Smith joined HPD in 2017, with budget oversight, including, financial reporting, accounting, procurements, and grants. Prior to joining HPD, from 2010 to 2016, Ms. Smith was the executive director for Houston Municipal Employees Pension System (HMEPS) and director of administration from 2008 to 2010. Ms. Smith has over 30 years of experience in finance, accounting, regulatory compliance, auditing, change management and leadership. She has worked within large, complex municipal organizations and pension funds, and with public corporations where she served as an auditor. Ms. Smith is recognized as a financial and pension expert who provides leadership in investment best practices, pension reform, company rebranding, political risk management and board governance. Ms. Smith is a Trustee for the Advisory Board of AIF Global, an independent economic think tank for institutional investment policy. She also serves as Trustee on the HMEPS Board of Directors and as Board Secretary. Her passion to support leadership development in community continues through serving on the Executive Women Partnership Steering Committee for the Greater Houston Partnership; the Girl Scouts of San Jacinto Council Board Development Committee in Texas; and, as One Delta Plaza Educational Center Foundation Board Treasurer. Ms. Smith earned an M.B.A. from the University of Houston, a B.S. in accounting from Ohio State University and certification from the Glasscock School of Continuing Education at Rice University. Ms. Smith’s experience in finance, accounting, regulatory compliance, auditing and pension reform led our Nominating Committee to conclude that Ms. Smith is qualified to serve as a director.

Executive Officers Who Are Not Directors

Douglas L. Goodwillie (Portfolio Manager), Co-Chief Executive Officer. Mr. Goodwillie is a Co-Chief Executive Officer of the Company since August 2023 and served as Co-Chief Investment Officer from 2020 to August 2023. Mr. Goodwillie is a managing partner and co-head of Kayne Anderson’s private credit group, which is a part of the credit investment team, and has over 20 years of experience in middle market lending. Prior to joining Kayne Anderson in November 2011, Mr. Goodwillie was a director at LBC Credit Partners, a middle market private debt fund. At LBC, he was responsible for originating senior and mezzanine loan transactions. Mr. Goodwillie also served as a rotational member of the LBC’s Investment Committee. Prior to joining LBC, Mr. Goodwillie was an operating director at Arsenal Capital Partners in New York where he led the firm’s capital markets efforts and served as an industry specialist in the financial services vertical sector. Mr. Goodwillie spent seven years at Dymas Capital Management in Chicago, a leading middle market finance company where he was responsible for originating, underwriting and managing senior and junior middle market loans. Mr. Goodwillie began his career with Gleacher Partners where he was focused on leveraged lending and mergers and acquisition advisory. Mr. Goodwillie holds a B.A. from Kenyon College and an M.B.A. from the University of Chicago.

Kenneth B. Leonard (Portfolio Manager), Co-Chief Executive Officer. Mr. Leonard is a Co-Chief Executive Officer of the Company since August 2023 and served as Co-Chief Investment Officer from 2020 to August 2023. Mr. Leonard is a managing partner and co-head of Kayne Anderson’s private credit group, which is part of the credit investment team. Prior to joining Kayne Anderson in 2011, Mr. Leonard was with Cerberus Capital Management, L.P. where he was a co-founder of Dymas Capital Management and helped lead the development of a middle market, private equity focused lending business. Prior to joining Cerberus Capital Management, L.P., Mr. Leonard was a senior vice president in the Merchant Banking Syndications Team at GE Capital from 2001 to 2002. From 1998 to 2001 he was in charge of the Corporate Finance Syndications Team of Heller Financial. From 1995 to 1998, he served as an investment professional in the Turnaround Private Equity Group of Heller Investments, Inc. From 1986 to 1995, he served in a variety of lending positions at Heller Financial, including real estate, asset-based lending and cash flow lending. Mr. Leonard is a graduate of the University of Iowa and received an M.B.A. from Northwestern University.

Terry A. Hart, Chief Financial Officer. Mr. Hart serves as our Chief Financial Officer and Treasurer. Mr. Hart is a senior managing director for Kayne Anderson and serves as Chief Operating Officer of KYN and KMF. He is responsible for the oversight of accounting, financial reporting, tax and treasury. Prior to joining Kayne Anderson in 2005, Mr. Hart was most recently a senior vice president and controller at Dynegy, Inc. Prior to that, Mr. Hart served as assistant treasurer and director of structured finance. He began his finance and accounting career in 1992 with Illinova Corporation, which was acquired by Dynegy, Inc. in 2000. Mr. Hart earned a B.S. in Accounting from Southern Illinois University in 1991 and an M.B.A. from the University of Illinois in 1999.

Michael J. O’Neil, Secretary and Chief Compliance Officer. Mr. O’Neil serves as our Chief Compliance Officer. Mr. O’Neil is also the chief compliance officer of Kayne Anderson. Prior to joining Kayne Anderson, Mr. O’Neil was a compliance officer at BlackRock Inc. from January 2008 to March 2012, where he was responsible for regulatory compliance matters related to trading and portfolio management activities across equity, fixed income and alternative assets. Mr. O’Neil earned a B.A. in International Business and Management from Dickinson College and M.B.A. and L.L.M. degrees from Boston University.

John. B. Riley, Vice President. Mr. Riley serves as a Vice President. Mr. Riley is a controller for Kayne Anderson. Prior to joining Kayne Anderson in 2006, Mr. Riley was most recently a director of reporting for Key Energy Services, Inc. Prior to that, Mr. Riley served as a financial controller for Noble Corporation and a manager of corporate reporting & analysis / corporate internal control for Dynegy, Inc. Mr. Riley began his accounting career in 1998 with PricewaterhouseCoopers, LLP. Mr. Riley earned a B.B.A. in Accounting and an M.B.A. from Baylor University in 1998. Mr. Riley is a Certified Public Accountant (CPA) in the State of Texas.

Board Leadership Structure

The Company’s business and affairs are managed under the direction of its Board, including the duties performed for the Company pursuant to its investment advisory agreement. Among other things, the Board sets broad policies for the Company, approves the appointment of the Company’s investment adviser, administrator, and officers, and approves the engagement, and reviews the performance of the Company’s independent registered public accounting firm. The role of the Board and of any individual director is one of oversight and not of management of the day-to-day affairs of the Company.

The Board has four Independent Directors with one Lead Independent Director. As part of each regular Board meeting, the Independent Directors meet separately from Kayne Anderson officers and Interested Directors and, as part of at least one Board meeting each year, with the Company’s Chief Compliance Officer. The Board reviews its leadership structure periodically as part of its annual self-assessment process and believes that its structure is appropriate to enable the Board to exercise its oversight of their Company.

Under the Company’s Bylaws, the Board may designate a Chairperson to preside over meetings of the Board and meetings of stockholders, and to perform such other duties as may be assigned to him or her by the Board. The Company has not established a policy as to whether the Chairperson of the Board shall be an Independent Director and believes that having the flexibility to designate its Chairperson and reorganize its leadership structure from time to time is in the best interests of the Company and its stockholders.

Presently, Mr. Robo serves as Chairman of the Board, and Ms. Joliet serves as Lead Independent Director of the Board. All of the Independent Directors play an active role in serving on the Board. The Independent Directors constitute a majority of the Company’s Board and are closely involved in all material deliberations related to the Company. The Board of the Company believe that, with these practices, each Independent Director has a stake in the Boards’ actions and oversight role and accountability to the Company and its stockholders.

Board Role in Risk Oversight

The Board oversees the services provided by Kayne Anderson, including certain risk management functions. Risk management is a broad concept comprised of many disparate elements (such as, for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). Consequently, Board oversight of different types of risks is handled in different ways, and the Board implements its risk oversight function both as a whole and through its Board committees. In the course of providing oversight, the Board and its committees receive reports on their Company’s activities, including those related to the Company’s investment portfolio and its financial accounting and reporting. The Board also meets at least quarterly with the Company’s Chief Compliance Officer, who reports on the compliance of the Company with the federal securities laws and the Company’s internal compliance policies and procedures. The meetings of each Audit Committee with the Company’s independent registered public accounting firm also contribute to Board oversight of certain internal control risks. In addition, the Board meets periodically with representatives of the Company and Kayne Anderson to receive reports regarding the management of the Company, including those related to certain investment and operational risks, and the Independent Directors of the Company are encouraged to communicate directly with senior management.

The Company believes that Board’s roles in risk oversight must be evaluated on a case-by-case basis and that the Board’s existing role in risk oversight is appropriate. Management of the Company believes that the Company has robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect the Company can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond any control of the Company or Kayne Anderson, its affiliates or other service providers.

Committees of the Board of Directors

The Company’s Board currently has two standing committees: The Audit Committee and the Nominating and Corporate Governance Committee (the “Nominating Committee”). The table below shows the directors currently serving on the committees of the Company:

	Audit Committee	Nominating Committee
Independent Directors
Mariel A. Joliet(1)	X	X
George E. Marucci, Jr.(2)	X	X
Susan C. Schnabel(3)(4)	X	X
Rhonda S. Smith(4)	X	X

Interested Directors
Albert (A1) Rabil III	—	—
James (Jim) Robo	—	—
Terrence J. Quinn	—	—

(1)	Chairperson of the Nominating Committee.

(2)	Lead valuation director of the Audit Committee.

(3)	Chairperson of the Audit Committee.

(4)	Designated as an “audit committee financial expert” by the Board.

Audit Committee

The Audit Committee is currently composed of Mariel A. Joliet, George E. Marucci, Jr., Susan C. Schnabel and Rhonda S. Smith, all of whom are not considered “interested persons” of the Company, as that term is defined in Section 2(a)(19) of the 1940 Act, and meet the independence requirements of Rule 10A(m)(3) of the Exchange Act. Susan Schnabel serves as Chairperson of the Audit Committee. Our Board has determined that Susan C. Schnabel is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K, as promulgated under the Exchange Act. The Audit Committee operates pursuant to a charter approved by our Board, which sets forth the responsibilities of the Audit Committee. The Audit Committee’s responsibilities include establishing guidelines and making recommendations to our Board regarding the selection of our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of their audit of our financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing our annual financial statements and periodic filings, receiving our audit reports and financial statements and oversight of the Advisor’s fair value determinations of our portfolio holdings.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Mariel A. Joliet, George E. Marucci, Jr., Susan C. Schnabel and Rhonda S. Smith, all of whom are not considered “interested persons” of the Company, as that term is defined in Section 2(a)(19) of the 1940 Act. Mariel A. Joliet serves as Chairperson of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee operates pursuant to a charter approved by our Board. The Nominating and Corporate Governance Committee is responsible for selecting, researching and nominating qualified nominees to be elected to the Board by our stockholders at the annual stockholder meeting, selecting qualified nominees to fill any vacancies on our Board or a committee of the Board (consistent with criteria approved by our Board), developing and recommending to our Board a set of corporate governance principles applicable to us and overseeing the evaluation of our Board and our management.

The Nominating and Corporate Governance Committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the Nominating and Corporate Governance Committee considers and discusses director diversity, among other factors, with a view toward the needs of our Board as a whole. The Nominating and Corporate Governance Committee generally conceptualizes diversity expansively to include concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to our Board, when identifying and recommending director nominees. The Nominating and Corporate Governance Committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the Nominating and Corporate Governance Committee’s goal of creating a Board that best serves our needs and the interests of our stockholders.

Compensation Committee

We currently do not have a compensation committee because our executive officers do not receive compensation from us.

Indemnification Agreements

We entered into indemnification agreements with our directors. The indemnification agreements are intended to provide our directors the maximum indemnification permitted under Delaware law and the 1940 Act. Each indemnification agreement provides that we will indemnify the director who is a party to the agreement, or an Indemnitee, including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, to the maximum extent permitted by Delaware law and the 1940 Act.

Dollar Range of Equity Securities Beneficially Owned by Directors

The following table sets forth the dollar range of equity securities of the Company beneficially owned by each trustee of August 31, 2023:

	Dollar Range of Equity Securities in the Company(1)(2)	Dollar Range of Equity Securities in the Fund Complex(1)(2)(3)
Interested Directors
Albert (A1) Rabil III	over $100,000	over $100,000
James (Jim) Robo	over $100,000	over $100,000
Terrence J. Quinn	over $100,000	over $100,000

Independent Directors
Mariel A. Joliet	None	None
George E. Marucci, Jr.	None	None
Susan C. Schnabel	None	None
Rhonda S. Smith	None	None

(1)	Dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

(2)	Dollar ranges were determined using the number of shares that are beneficially owned as of August 31, 2023, multiplied by the Company’s net asset value per share as of June 30, 2023.

(3)	The “Fund Complex” includes Kayne DL 2021, Inc., of which none of the above Directors own and shares of Kayne DL 2021, Inc.

Executive Compensation

None of our executive officers will receive direct compensation from us. Any compensation paid for services relating to our financial reporting and compliance functions will be paid by our Administrator, subject to reimbursement by us of an allocable portion of office facilities, overhead, and compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and their respective staff who provide services to us. As we reimburse the Administrator for its expenses, we indirectly bear such cost. Our Administrator engaged Ultimus Fund Solutions, LLC under a sub-administration agreement to assist the Administrator in performing certain of its administrative duties. The Administrator may enter into additional sub-administration agreements with third-parties to perform other administrative and professional services on behalf of the Administrator. We pay the fees associated with such functions on a direct basis without profit to our Administrator.

Director Compensation

Directors and officers who are “interested persons” by virtue of their employment by Kayne Anderson, including all executive officers, serve without any compensation from the Company. For the Company, for the fiscal year ended December 31, 2023:

●	Independent Directors receive an annual retainer of $160,000 for his or her service. Independent Directors, voting separately, have authority to set their compensation.

●	The lead independent director of the Company receives an annual retainer of $25,000.

●	The chairperson of the Audit Committee receives an annual retainer of $15,000.

●	The lead valuation director of the Audit Committee receives an annual retainer of $15,000.

●	Independent Directors receives $10,000 for service on the Audit Committee.

●	Independent Directors receives $2,500 per special board meeting attended, whether in-person or telephonic.

●	The Independent Directors are reimbursed for expenses incurred as a result of attendance at meetings of the Board and its committees.

The annual retainers noted above were allocated to the Company and Kayne DL 2021, Inc. at 80% and 20%, respectively, for the year ended December 31, 2023.

The following table sets forth the compensation paid by the Company for service during the fiscal year ended December 31, 2022, to the Independent Directors. The Company does not have a retirement or pension plan or any compensation plans under which the Company’s equity securities are authorized for issuance.

	KABDC Compensation	Total Compensation from Fund Complex (1)
Independent Directors
Mariel A. Joliet	$150,000	$188,000
George E. Marucci, Jr.	$142,000	$178,000
Susan C. Schnabel	$142,000	$178,000
Rhonda S. Smith(1)	$32,000	$40,000
Interested Directors
Albert (A1) Rabil III	None	None
James (Jim) Robo (2)	None	None
Terrence J. Quinn	None	None

(1)	The “Fund Complex” includes Kayne DL 2021, Inc.

(2)	Ms. Smith was appointed as an Independent Director of the Companies on November 8, 2022.

(3)	Mr. Robo was appointed as an Interested Director of KABDC on January 24, 2023.

Upon completion of this offering, our independent directors will receive an annual retainer of $ .

Portfolio Managers

The Company’s investment activities are managed by KA Credit Advisors, LLC and Kayne Anderson Private Credit. The Company’s portfolio managers are Douglas L. Goodwillie and Kenneth B. Leonard.

Investment Committee

The Investment Committee is composed of Douglas Goodwillie, Kenneth B. Leonard, Paul S. Blank and Terrence J. Quinn. Biographical information regarding members of the Investment Committee, who are not Directors or our executive officers, is as follows:

Paul S. Blank, Partner, Chief Operating Officer and Head of Strategic Planning and External Affairs at Kayne Anderson. Mr. Blank is the co-portfolio manager of Kayne Anderson Non-Traditional Investments (KANTI), which is Kayne Anderson’s fund that invests across the Kayne Anderson platform. Mr. Blank also serves as liaison between senior management, investment teams and the sales and marketing group providing strategic positioning and guidance on development opportunities for Kayne Anderson. Mr. Blank is also responsible for external and internal communications and public affairs. Prior to re-joining Kayne Anderson in March 2011, Mr. Blank was a partner at the multi-media firm Joe Trippi & Associates where he provided senior strategic counsel, media relations and campaign management to corporations, non-profits, unions and political leaders worldwide. Mr. Blank helped pioneer the use of cutting-edge technologies in communications campaigns and served in leadership positions on two Presidential campaigns and as a senior Advisor to Governor Jerry Brown’s successful 2010 gubernatorial election. Early in his career, Mr. Blank worked at Kayne Anderson as a junior analyst, mainly focusing on energy infrastructure. Mr. Blank graduated magna cum laude with a B.A. in political science from Duke University and is a cum laude graduate of Phillips Exeter Academy.

Portfolio Management

Set forth below is information regarding the team of professionals at the Advisor (who are not Directors or members of the Investment Committee) that support overseeing the day-to-day operations of the Company. The Advisor utilizes a team approach, with decisions derived from interaction among various investment management sector specialists. Under this team approach, management of the Company’s portfolio will reflect a consensus of interdisciplinary views. Mr. Goodwillie and Mr. Leonard are primarily responsible for overseeing the day-to-day operations of the Company.

Andrew D. Marek, Managing Partner, Middle Market Direct Lending at Kayne Anderson. Mr. Marek is a managing partner for Kayne Anderson’s middle market direct lending strategies. Prior to joining Kayne Anderson, Mr. Marek was with Cerberus Capital where he was a co-founder of Dymas Capital Management and helped lead the development of a middle market, private equity focused lending business. Prior to joining Cerberus, Mr. Marek worked at Heller Financial from 1989 to 2002, where he last served as a senior vice president and worked in loan restructuring, portfolio management and originations management and where he was a co-manager of a significant portfolio and a 22-member team of professionals responsible for originating, underwriting and managing loans to and investments with middle market private equity sponsors. From 1984 to 1989, he worked with Deloitte Haskins & Sells. Mr. Marek earned a B.S. in Accounting from the University of Illinois in 1984 and an M.B.A. from Northwestern University’s Kellogg School of Management.

John K. McNulty, Jr., Senior Managing Director – Investments, Middle Market Direct Lending at Kayne Anderson. Prior to joining Kayne Anderson in 2009, he was an executive director in the Leveraged Capital Markets Group at UBS Securities. Prior to joining UBS in 2006, Mr. McNulty worked in the Loan Markets Group at RBS where he was responsible for the origination, structuring, diligence and distribution of middle market financings. From 1996 to 2003, he worked in the Leveraged Finance Investment Banking Group at Merrill Lynch & Company. Mr. McNulty received a B.A. in Geology with a concentration in Economics from Dartmouth College.

Liam A. Alling, Managing Director – Investments, Middle Market Direct Lending at Kayne Anderson. Prior to joining Kayne Anderson in 2013, Mr. Alling was an Associate at AlpInvest Partners, focusing on execution of mezzanine debt and private equity investments in leveraged buyouts. Prior to AlpInvest Partners, Mr. Alling was an investment banking Analyst in the Financial Institutions Group at Citigroup, focusing on mergers and acquisitions, and debt and equity capital raising in the asset management and financial technology sectors. Mr. Alling graduated magna cum laude from Georgetown University with a B.S. in Finance and Accounting

Timothy P. Davitt, Managing Director – Investments, Middle Market Direct Lending at Kayne Anderson. Prior to joining Kayne Anderson in 2017, Mr. Davitt held significant roles with several leading firms in the middle market leveraged lending industry such as Goldman Sachs, GE Capital, Cerberus Capital and Heller Financial. He has led highly collaborative deal teams through the full investment cycle, cultivated an extensive national network of private equity firms, investment banks and other intermediaries and has driven revenue growth and profitability in highly demanding and competitive markets. His expertise includes business development, risk assessment, credit underwriting and deal closing. Mr. Davitt is a graduate of the University of Minnesota and received an M.B.A. from the University of Wisconsin.

Lee E. Feingold, Managing Director – Investment Management, Middle Market Direct Lending at Kayne Anderson. Prior to joining Kayne Anderson in 2018, Mr. Feingold spent several years in middle market management consulting at the Keystone Group. Mr. Feingold’s primary focus was on turnaround situations within the manufacturing and distribution space. These projects included interim management, lender negotiations, and refinance initiatives. Mr. Feingold also served in a portfolio management role at The Riverside Company, where he monitored company performance, supported investor requests and performed ad hoc analyses on behalf of the fund managers. Mr. Feingold graduated magna cum laude with a BS in Finance from Indiana University and later received his MBA from New York University.

Frank P. Karl, Managing Director – Investments, Middle Market Direct Lending at Kayne Anderson. Prior to joining Kayne Anderson in 2013, Mr. Karl spent two years as an analyst with Houlihan Lokey’s financial restructuring group, focusing on advising debtors and creditors on restructuring transactions both in- and out- of bankruptcy. Mr. Karl graduated magna cum laude with a B.B.A. from the University of Notre Dame.

Brendan G. McKay, Managing Director – Investments, Middle Market Direct Lending at Kayne Anderson. Prior to joining Kayne Anderson in 2022, Brendan worked a at ONEX – Falcon where he was responsible for west coast origination and coverage efforts. Prior to working at ONEX – Falcon, he was an investment banking analyst in the Consumer Retail & Business Services Group at Deutsche Bank in New York. Mr. McKay received a B.S. in Finance and B.S. in Accounting from The Carroll School of Management Honors Program at Boston College

Rick W. Persutti, Managing Director – Investments, Middle Market Direct Lending at Kayne Anderson. Prior to joining Kayne Anderson in 2013, Mr. Persutti was a Senior Analyst in the Leveraged Finance group at Bank of America Merrill Lynch, focusing on the origination, execution and syndication of high yield and leveraged loan transactions. Prior to Bank of America Merrill Lynch, Mr. Persutti was an investment banking Analyst in the Public Finance group at M.R. Beal & Company, focusing on municipal underwriting. Mr. Persutti graduated from the College of the Holy Cross with a B.A. in Economics.

Steven M. Wierema, Jr., Managing Director – Investments, Middle Market Direct Lending at Kayne Anderson. Prior to joining Kayne Anderson in 2012, Mr. Wierema spent three years with Lake Capital Management, a middle market private equity firm focused on business services, most recently as a senior associate. Prior to Lake Capital, Mr. Wierema was an Analyst in the investment banking division of Citigroup. Mr. Wierema holds a B.B.A. from the University of Notre Dame and an M.B.A. from the University of Chicago Booth School of Business.

Other Accounts Managed

The table below identifies the number of accounts (other than the Company) for which the Company’s portfolio managers has day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts. For each category, the number of accounts and total assets in the accounts where fees are based on performance is also indicated as of December 31, 2022.

As of December 31, 2022, Douglas L. Goodwillie and Kenneth B. Leonard managed, or were a member of the management team for, the following client accounts:

	Number of Accounts	Assets of Accounts ($ in million)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	1	$355.4	-	$-
Pooled Investment Vehicles Other Than Registered Investment Companies	12	$2,479.5	9	$2,035.0
Other Accounts	11	$1,677.6	1	$36.8

Portfolio Manager Compensation

The Advisor’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary and a discretionary bonus.

Base Compensation. Generally, portfolio managers receive base compensation and employee benefits based on their individual seniority and/or their position with the Company.

Discretionary Compensation. In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation of the portfolio managers is based on the portfolio managers and the Advisor sharing in the management fees and incentive allocation generated by separate accounts, privately offered pooled investment vehicles, and registered investment companies under management (including those managed by affiliates) after expenses, including analyst salaries and allocated overhead.

Securities Ownership of the Portfolio Manager

The following table shows the dollar range of equity securities owned by the portfolio manager in the Company as of August 31, 2023.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Company
Douglas L. Goodwillie	$100,001 - $500,000
Kenneth B. Leonard	$500,001 - $1,000,000

(1)	Dollar ranges are as follows: none; $1–$10,000; $10,001–$50,000; $50,001–$100,000; $100,001–$500,000; $500,001–$1,000,000; or over $1,000,000.

(2)	Dollar ranges were determined using the number of shares that are beneficially owned as of August 31, 2023, multiplied by the Company’s net asset value per share as of June 30, 2023.

Management and Other Agreements

Investment Advisory Agreement

On February 5, 2021, the Company entered into an Investment Advisory Agreement with its Advisor. Pursuant to the Investment Advisory Agreement with its Advisor, the Company will pay its Advisor a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The Advisor may, from time-to-time, grant waivers on the Company’s obligations, including waivers of the base management fee and/or incentive fee, under the Investment Advisory Agreement. The Investment Advisory Agreement may be terminated by either party with 60 days’ written notice. On March 7, 2023, the Board approved a one-year renewal of the Investment Advisory Agreement through March 15, 2024.

Base Management Fee

Upon completion of this offering, the base management fee will be calculated at an annual rate of            of the fair market value of the Company’s investments.

Prior to the consummation of this offering, the base management fee is calculated at an annual rate of 0.90% of the fair market value of the Company’s investments.

The base management fee will be payable quarterly in arrears and calculated based on the average of the Company’s fair market value of investments, at the end of the two most recently completed calendar quarters, including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase. Base management fees for any partial quarter will be appropriately pro-rated.

Incentive Fee

The Company will also pay the Advisor an incentive fee. The incentive fee will consist of two parts—an incentive fee on income and an incentive fee on capital gains. Described in more detail below, these components of the incentive fee will be largely independent of each other with the result that one component may be payable even if the other is not.

Incentive Fee on Income

The incentive fee based on income (the “income incentive fee”) is determined and paid quarterly in arrears in cash (subject to the limitations described in “Payment of Incentive Fees” below). The Company’s quarterly pre-incentive fee net investment income must exceed a return of           % of the Company’s net asset value (“NAV”) at the end of the immediately preceding calendar quarter (          % annualized but not compounded) (the “Hurdle Amount”) in order for the Company to receive an income incentive fee. The income incentive fee is calculated as follows:

●	After this offering: 100% of the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter in excess of % of the Company’s NAV at the end of the immediately preceding calendar quarter until the Advisor has received % of the total pre-incentive fee net income for that calendar quarter and, for pre-incentive fee net investment income in excess of %, % of all remaining pre-incentive fee net investment income for that quarter.

●	Prior to this offering: 100% of our pre-incentive fee net investment income for the immediately preceding calendar quarter in excess of 1.50% of the Company’s NAV at the end of the immediately preceding calendar quarter until the Advisor has received 10% of the total pre-incentive fee net income for that calendar quarter and, for pre-incentive fee net investment income in excess of 1.6667%, 10% of all remaining pre-incentive fee net investment income for that quarter.

The following are graphical representations of the calculations of the income incentive fee:

Quarterly Incentive Fee on
Pre-Incentive Fee Net Investment Income
Subsequent to This Offering
(expressed as a percentage of the value of net assets)

Pre-Incentive Fee Net Investment Income	0%	%	%
Quarterly Incentive Fee	← 0% →	← 100% →	← % →

Quarterly Incentive Fee on
Pre-Incentive Fee Net Investment Income
Prior to This Offering
(expressed as a percentage of the value of net assets)

Pre-Incentive Fee Net Investment Income	0%	1.50%	1.6667%
Quarterly Incentive Fee	← 0% →	← 100% →	← 10% →

Pre-incentive fee net investment income is defined as interest income, dividend income and any other cash or non-cash income accrued during the calendar quarter, minus operating expenses for the quarter, including the base management fee, expenses payable under the Administration Agreement, any interest expense and distributions paid on any issued and outstanding debt or preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any expense support payments and/or any reimbursement by us of expense support payments, nor any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

Incentive Fee on Capital Gains

The incentive fee on capital gains (the “capital gains incentive fee”) will be calculated and payable in arrears in cash as follows:

●	After this offering: % of the Company’s realized capital gains, if any, on a cumulative basis from formation through the end of a given calendar year or upon termination of the Investment Advisory Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

●	Prior to this offering: 10% of the Company’s realized capital gains, if any, on a cumulative basis from formation through (a) the day before this offering, (b) upon consummation of a Liquidity Event or (c) upon the termination of the Investment Advisory Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis. For the purpose of computing the capital gain incentive fee, the calculation methodology will look through derivative financial instruments or swaps as if the Company owned the reference assets directly.

Payment of Incentive Fees

Prior to this offering, any incentive fees earned by the Advisor shall accrue as earned but only become payable in cash to the Advisor upon consummation of this offering. As of June 30, 2023, the Company had incurred incentive fees of $9.3 million that will become payable upon consummation of this offering. To the extent the Company does not complete this offering, the incentive fees will be payable to the Advisor (a) upon consummation of a sale of the Company or (b) once substantially all the proceeds from a Company liquidation payable to the Company’s stockholders have been distributed to such stockholders.

Administration Agreement

On February 5, 2021, the Company entered into an Administration Agreement with its Advisor, which serves as its Administrator and will provide or oversee the performance of its required administrative services and professional services rendered by others, which will include (but are not limited to), accounting, payment of our expenses, legal, compliance, operations, technology and investor relations, preparation and filing of its tax returns, and preparation of financial reports provided to its stockholders and filed with the SEC. On March 7, 2023, the Board approved a one-year renewal of the Administration Agreement through March 15, 2024.

The Company will reimburse the Administrator for its costs and expenses incurred in performing its obligations under the Administration Agreement, which may include, after completion of this offering, its allocable portion of office facilities, overhead, and compensation paid to or compensatory distributions received by its officers (including our Chief Compliance Officer and Chief Financial Officer) and its respective staff who provide services to the Company. As the Company reimburses the Administrator for its expenses, the Company will indirectly bear such cost. The Administration Agreement may be terminated by either party with 60 days’ written notice.

On March 28, 2023, the Administrator engaged Ultimus Fund Solutions, LLC under a sub-administration agreement to assist the Administrator in performing certain of its administrative duties effective in the second quarter of 2023. The Administrator may enter into additional sub-administration agreements with third-parties to perform other administrative and professional services on behalf of the Administrator.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following tables set forth the number of shares of the Company’s Common Stock as of August 31, 2023 beneficially owned by the Company’s current directors and executive officers as a group, and certain other beneficial owners, according to information furnished to the Company by such persons. As of August 31, 2023, four persons beneficially owned more than 5% of the Company’s outstanding Common Stock. Beneficial ownership is determined in accordance with Rule 13d-3 under the 1934 Act and, unless indicated otherwise, includes voting or investment power with respect to the securities.

	Number of Shares		Percent of Class(1)
Interested Directors & Executive Officers
Douglas L. Goodwillie	13,603		*
Terry A. Hart	13,596		*
Kenneth B. Leonard	50,702		*
Michael J. O’Neil	3,405		*
Albert (A1) Rabil III	333,157		*
James (Jim) Robo	1,125,716		2.7%
Terrence J. Quinn	16,899		*
All Interested Directors & Executive Officers as a Group (7 persons)	1,557,078	(2)	3.8%

	Number of Shares	Percent of Class(1)
Name of Beneficial Owner of Common Stock
The Bank of New York Mellon, as Trustee for the Koch Companies Defined Benefit Master Trust
4111 East 37th Street North Wichita, KS 67220	9,080,389	21.9%
State of Michigan Retirement System
2501 Coolidge Road, Suite 400 East Lansing, MI 48823	5,016,281	12.1%
San Bernardino County Employees’ Retirement Association
348 West Hospitality Lane, Suite 100 San Bernardino, CA 92408	3,621,145	8.7%
Buaite Againn, LLLP
7001 Preston Road, Suite 400 Dallas, TX 75205	2,322,333	5.6%

*	Less than 1% of class.

(1)	Based on 41,506,935 shares outstanding August 31, 2023.

(2)

Does not include 667 shares of common stock held by Kayne Anderson. Certain executive officers have ownership interests in Kayne Anderson and its affiliates; however, such officers may not exercise voting or investment power with respect to shares held by these entities. The Company believes by virtue of these arrangements that those officers should not be deemed to have indirect beneficial ownership of such shares.

The table below sets forth information about securities owned by the independent directors of the Company and their respective immediate family members, as of June 30, 2023, in entities directly or indirectly controlling, controlled by, or under common control with, the Company’s investment adviser or underwriters.

Director	Name of Owners and Relationships to Director	Fund(1)	Title of Class	Dollar Range of Securities	Percent of Class
Susan C. Schnabel	Self	Kayne Anderson Energy Fund VII, L.P.	Partnership Units	$1,083,030	*
		Kayne Anderson Energy Fund VIII, L.P.	Partnership Units	$712,027	*

*	Less than 1% of class.

(1)	Kayne Anderson may be deemed to “control” the fund by virtue of its role as the fund’s general partner.

DETERMINATION OF NET ASSET VALUE

The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

Consistent with U.S. GAAP and the 1940 Act, we calculate the value of our investments in accordance with the procedures described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” included in this prospectus. Pursuant to Rule 2a-5 under the 1940 Act, our Board has designated the Advisor as the “valuation designee” to perform fair value determinations of the Company’s portfolio holdings, subject to oversight by and periodic reporting to the Board. The valuation designee performs fair valuation of the Company’s portfolio holdings in accordance with the Company’s Valuation Program, as approved by the Board. Our Advisor, with oversight from our Board, will determine the fair value of our assets on at least a quarterly basis.

DIVIDEND REINVESTMENT PLAN

We have adopted an “opt-out” dividend reinvestment plan that provides for the reinvestment of dividends and other distributions on behalf of our stockholders unless a stockholder elects to receive cash as provided below. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then, pursuant to our amended and restated dividend reinvestment plan, our stockholders who have not opted out of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional common stock as described below, rather than receiving the cash dividend or other distribution.

No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distributions reinvested in shares of our common stock. A registered shareholder is able to elect to receive an entire cash dividend or other distribution in cash by notifying the Advisor in writing so that such notice is received by the Advisor no later than ten days prior to the record date for distributions to the stockholders.

There are no brokerage charges or other charges to stockholders who participate in the plan.

The plan is terminable by us upon notice in writing mailed to each shareholder of record at least 30 days prior to any record date for the payment of any distribution by us.

During each quarter, but in no event later than 30 days after the end of each calendar quarter, our transfer agent or another designated agent will mail and/or make electronically available to each participant in the dividend reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares of common stock purchased during such quarter, and the per share purchase price for such shares. Annually, as required by the Code, we will include tax information for income earned on shares under the dividend reinvestment plan on a Form 1099-DIV that is mailed to stockholders subject to IRS tax reporting. We reserve the right to amend, suspend or terminate the dividend reinvestment plan. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our gross assets on which the base management fee and the incentive fee are determined and paid under the Investment Advisory Agreement.            acts as the administrator of the dividend reinvestment plan.

For additional discussion regarding the tax implications of participation in the dividend reinvestment plan, see “Certain U.S. Federal Income Tax Considerations.” Additional information about the dividend reinvestment plan will be available to holders following consummation of the offering.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares of common stock. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to such an investment. For example, we have not described certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including persons who hold our common stock as part of a straddle or hedging, integrated or constructive sale transaction, stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, brokers or dealers in securities, traders in securities that elect to mark-to-market their securities holdings, pension plans and trusts, persons that have a functional currency (as defined in Section 985 of the Code) other than the U.S. dollar, investors with “applicable financial statements” within the meaning of Section 451(b) of the Code, U.S. expatriates, regulated investment companies, real estate investment trusts, personal holding companies, persons who acquire an interest in the Company in connection with the performance of services and financial institutions. Such persons should consult with their own tax advisers as to the U.S. federal income tax consequences of an investment in our shares of common stock, which may differ substantially from those described herein. This summary assumes that investors hold our shares of common stock as capital assets (within the meaning of Section 1221 of the Code).

The discussion is based upon the Code, U.S. Treasury regulations, and administrative and judicial interpretations, each as of the date of the filing of this registration statement on Form N-2 and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the IRS, regarding any offering of our shares of common stock. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets. For purposes of this discussion, references to “dividends” are to dividends within the meaning of the U.S. federal income tax laws and associated regulations and may include amounts subject to treatment as a return of capital under section 19(a) of the 1940 Act. A return of capital distribution is a return to stockholders of a portion of their original investment in the Company and does not represent income or capital gains.

A “U.S. stockholder” is a beneficial owner of our shares of common stock that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if either a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and has made a valid election to be treated as a U.S. person.

A “non-U.S. stockholder” is a beneficial owner of our shares of common stock that is neither a U.S. stockholder nor a partnership for U.S. federal income tax purposes.

If a partnership (or other pass-through entity, including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partner in a partnership that will hold shares of common stock should consult its tax advisors with respect to the purchase, ownership and disposition of shares of common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares of common stock will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.

Election to Be Taxed as a RIC

We have elected to be treated, and intend to qualify each year, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC treatment, we must distribute to our stockholders, for each taxable year, dividends of an amount at least equal to the sum of 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses and determined without regard to any deduction for dividends paid, and 90% of our net tax-exempt interest income, if any (the “Annual Distribution Requirement”). Although not required for us to maintain our RIC tax status, in order to preclude the imposition of a 4% non-deductible U.S. federal excise tax imposed on RICs, we must distribute to our stockholders in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of the excess (if any) of our realized capital gains over our realized capital losses, or capital gain net income (adjusted for certain ordinary losses), generally for the one-year period ending on October 31 of the calendar year and (3) the sum of any net ordinary income plus capital gains net income for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”).

Taxation as a RIC

If we:

●	qualify as a RIC; and

●	satisfy the Annual Distribution Requirement;

then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain, defined as net long-term capital gains in excess of net short-term capital losses, we distribute to stockholders. As a RIC, we will be subject to U.S. federal income tax at regular corporate rates on any net income or net capital gain not distributed (or deemed distributed) as dividends to our stockholders.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

●	have in effect an election to be treated as a BDC under the 1940 Act at all times during each taxable year;

●	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities, or currencies, other income derived with respect to its business of investing in such stock, securities or currencies and net income derived from interests in “qualified publicly traded partnerships” (partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends and other permitted RIC income) (the “90% Income Test”); and

●	diversify our holdings so that at the end of each quarter of the taxable year:

●	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

●	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships.

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having OID (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as PIK interest and deferred loan origination fees that are paid after origination of the loan. Because any OID or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received the corresponding cash amount.

We may invest in partnerships, including qualified publicly traded partnerships, which may result in our being subject to state, local or foreign income, franchise or other tax liabilities.

In addition, as a RIC, we are subject to ordinary income and capital gain distribution requirements under U.S. federal excise tax rules for each calendar year (as discussed above). If we do not meet the required distributions, we will be subject to a 4% non-deductible U.S. federal excise tax on the undistributed amount. The failure to meet U.S. federal excise tax distribution requirements will not cause us to lose our RIC status. Although we currently intend to make sufficient distributions each taxable year to satisfy the U.S. federal excise tax requirements, under certain circumstances, we may choose to retain taxable income or capital gains in excess of current year distributions into the next tax year in an amount less than what would trigger payments of U.S. federal income tax under Subchapter M of the Code. We may then be required to pay a 4% non-deductible U.S. federal excise tax on such income or capital gains.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If our deductible expenses in a given taxable year exceed our investment company taxable income, we may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its stockholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, we may for tax purposes have aggregate taxable income for several taxable years that we are required to distribute and that is taxable to our stockholders even if such taxable income is greater than the net income we actually earn during those taxable years.

Any underwriting fees paid by us with respect to our own stock are not deductible. We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having OID (such as debt instruments with PIK interest or, in certain cases, with increasing interest rates or issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any OID accrued will be included in our investment company taxable income for the taxable year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. Furthermore, a portfolio company in which we hold equity or debt instruments may face financial difficulty that requires us to work out, modify, or otherwise restructure such equity or debt instruments. Any such restructuring could, depending upon the terms of the restructuring, cause us to incur unusable or non-deductible losses or recognize future non-cash taxable income.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (3) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (4) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (5) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (6) cause us to recognize income or gain without a corresponding receipt of cash, (7) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (8) adversely alter the characterization of certain complex financial transactions and (9) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the effect of these provisions and prevent our ability to be subject to tax as a RIC.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long term or short term, depending on how long we held a particular warrant.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation as a Business Development Company — Senior Securities and Indebtedness.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our qualification as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Some of the income and fees that we may recognize, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, will not satisfy the 90% Income Test. In order to manage the risk that such income and fees might disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes (therefore, received amounts treated as dividends of such corporations). Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce our return on such income and fees.

Failure to Qualify as a RIC

If we were unable to qualify for treatment as a RIC and are unable to cure the failure, for example, by disposing of certain investments quickly or raising additional capital to prevent the loss of RIC status, we would be subject to tax on all of our taxable income at regular corporate rates. The Code provides some relief from RIC disqualification due to failures to comply with the 90% Income Test and the Diversification Tests, although there may be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the 90% Income Test or the Diversification Tests.

Should failure occur, not only would all our taxable income be subject to tax at regular corporate rates, we would not be able to deduct dividend distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, certain corporate stockholders would be eligible to claim a dividends received deduction with respect to such dividends and non-corporate stockholders would generally be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. If we fail to qualify as a RIC, we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five taxable years.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement for each taxable year.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus net short-term capital gains in excess of net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally will be treated as qualified dividend income and generally eligible for a maximum U.S. federal tax rate of either 15% or 20%, depending on whether the individual stockholder’s income exceeds certain threshold amounts, and if other applicable requirements are met, such distributions generally will be eligible for the corporate dividends received deduction to the extent such dividends have been paid by a U.S. corporation. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum U.S. federal tax rate applicable to non-corporate stockholders as well as will not be eligible for the corporate dividends received deduction.

Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains (currently generally at a maximum rate of either 15% or 20%, depending on whether the individual stockholder’s income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its shares of common stock and regardless of whether paid in cash or reinvested in additional shares of common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s shares of common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. Stockholders receiving dividends or distributions in the form of additional shares of common stock purchased in the market should be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the amount of money that the stockholders receiving cash dividends or distributions will receive, and should have a cost basis in the shares received equal to such amount. Stockholders receiving dividends in newly issued shares of common stock will be treated as receiving a distribution equal to the value of the shares received and should have a cost basis of such amount.

Although we currently intend to distribute any net capital gains at least annually, we may in the future decide to retain some or all of our net capital gains but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include their share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit or refund equal to their allocable share of the tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for their shares of common stock. Since we expect to pay tax on any retained net capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit or refund will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any tax year and (2) the amount of capital gain dividends paid for that tax year, we may, under certain circumstances, elect to treat a dividend that is paid during the following tax year as if it had been paid during the tax year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the tax year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been received by our U.S. stockholders on December 31 of the calendar year in which the dividend was declared.

With respect to the reinvestment of dividends, if a U.S. stockholder owns shares of common stock registered in its own name, the U.S. stockholder will have all cash distributions automatically reinvested in additional shares of common stock unless the U.S. stockholder opts out of the reinvestment of dividends by delivering a written notice to our dividend paying agent prior to the record date of the next dividend or distribution. Any distributions reinvested will nevertheless remain taxable to the U.S. stockholder. The U.S. stockholder will have an adjusted tax basis in the additional shares of common stock purchased through the reinvestment equal to the amount of the reinvested distribution. The additional shares of common stock will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

If an investor purchases shares of common stock shortly before the record date of a distribution, the price of the shares of common stock will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of their investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of their shares of common stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held their shares of common stock for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares of common stock. In addition, all or a portion of any loss recognized upon a disposition of shares of common stock may be disallowed if other shares of common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. In such a case, the basis of shares of common stock acquired will be increased to reflect the disallowed loss.

In general, individual U.S. stockholders are subject to a maximum U.S. federal income tax rate of either 15% or 20% (depending on whether the individual U.S. stockholder’s income exceeds certain threshold amounts) on their net capital gain, i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in our shares of common stock. Such rate is lower than the maximum U.S. federal income tax rate on ordinary taxable income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate stockholders incurring net capital losses for a tax year (i.e., net capital losses in excess of net capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each calendar year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation. Dividends distributed by us generally will not be eligible for the dividends-received deduction or the lower tax rates applicable to certain qualified dividends.

Backup withholding, currently at a rate of 24%, may be applicable to all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the IRS.

If a U.S. stockholder recognizes a loss with respect to shares of common stock of $2 million or more for an individual stockholder in any single tax year (or $4 million in any combination of tax years) or $10 million or more for a corporate stockholder in any single tax year (or $20 million in any combination of tax years), the stockholder must file with the IRS a disclosure statement on Form 8886. Direct stockholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, stockholders of a RIC are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. U.S. stockholders should consult their tax advisors to determine the applicability of these regulations in light of their specific circumstances.

A U.S. stockholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. stockholder of the activities we propose to conduct could give rise to UBTI. However, a BDC (and RIC) is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its stockholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. stockholder generally should not be subject to U.S. taxation solely as a result of the stockholder’s ownership of our shares of common stock and receipt of dividends with respect to such common stock. Moreover, under current law, if we incur indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. stockholder. Therefore, a tax-exempt U.S. stockholder should not be treated as earning income from “debt-financed property” and dividends we pay should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that we incur. Legislation has been introduced in Congress in the past, and may be introduced again in the future, which would change the treatment of “blocker” investment vehicles interposed between tax-exempt investors and non-qualifying investments if enacted. In the event that any such proposals were to be adopted and applied to BDCs (and RICs), the treatment of dividends payable to tax-exempt investors could be adversely affected. In addition, special rules would apply if we were to invest in certain real estate mortgage investment conduits, which we do not currently plan to do, that could result in a tax-exempt U.S. stockholder recognizing income that would be treated as UBTI.

An additional 3.8% federal tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts.

Taxation of Non-U.S. Stockholders

The following discussion only applies to certain non-U.S. stockholders. Whether an investment in the shares of common stock is appropriate for a non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares of common stock by a non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our shares of common stock.

Subject to the discussion below, distributions of our “investment company taxable income” to non-U.S. stockholders (including interest income, net short-term capital gain or foreign-source dividend and interest income, which generally would be free of withholding if paid to non-U.S. stockholders directly) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder (and, if treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. stockholder), in which case the distributions will generally be subject to U.S. federal income tax at the rates applicable to U.S. persons. In that case, we will not be required to withhold U.S. federal tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements such as providing IRS Form W-8ECI). Special certification requirements apply to a non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.

Certain properly reported dividends received by a non-U.S. stockholder generally are exempt from U.S. federal withholding tax when they (1) are paid in respect of our “qualified net interest income” (generally, our U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we are at least a 10% stockholder, reduced by expenses that are allocable to such income), or (2) are paid in connection with our “qualified short-term capital gains” (generally, the excess of our net short-term capital gain over our long-term capital loss for a tax year) as well as if certain other requirements are satisfied. Nevertheless, it should be noted that in the case of shares of our stock held through an intermediary, the intermediary may have withheld U.S. federal income tax even if we reported the payment as an interest-related dividend or short-term capital gain dividend. Moreover, depending on the circumstances, we may report all, some or none of our potentially eligible dividends as derived from such qualified net interest income or as qualified short-term capital gains, or treat such dividends, in whole or in part, as ineligible for this exemption from withholding.

Actual or deemed distributions of our net capital gains to a non-U.S. stockholder, and gains realized by a non-U.S. stockholder upon the sale of our shares of common stock, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the United States or, in the case of an individual non-U.S. stockholder, the stockholder is present in the United States for 183 days or more during the year of the sale or capital gain dividend and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our shares of common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. stockholder provides us or the dividend paying agent with a U.S. nonresident withholding tax certification (e.g., an IRS Form W-8BEN, IRS Form W-8BEN-E, or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Withholding of U.S. tax (at a 30% rate) is required by the Foreign Account Tax Compliance Act, or FATCA, provisions of the Code with respect to payments of dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Under proposed U.S. Treasury regulations, which may be relied upon until final U.S. Treasury regulations are published, there is no FATCA withholding on gross proceeds from the sale of disposition of shares of common stock or on certain capital gain distributions. Stockholders may be requested to provide additional information to enable the applicable withholding agent to determine whether withholding is required.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the DGCL and our charter and bylaws. This summary is not necessarily complete, and we refer you to the DGCL and the full text of our charter and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

Our authorized stock consists of 100 million shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. There are no outstanding options or warrants to purchase our shares of common stock. No stock has been authorized for issuance under any equity compensation plans. Under Delaware law, our stockholders generally are not personally liable for our debts or obligations.

The following is authorized and outstanding classes of securities of the Company as of August 31, 2023:

Title of Class (1)	(2) Amount Authorized	(3) Amount Held by us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under (3)
Common Stock	100,000,000	—
Preferred Stock	1,000,000	—	—

Under our charter, our Board is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock and authorize the issuance of shares of stock without obtaining stockholder approval. As permitted by the DGCL, our charter provides that the Board, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

All of our shares of common stock have equal rights as to earnings, assets, dividends and other distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board and declared by us out of assets legally available therefor. Our shares of common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except when their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will not be able to elect any directors.

Provisions of the DGCL and Our Charter and Bylaws

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

The indemnification of our officers and directors will be governed by Section 145 of the DGCL, our charter and bylaws. Subsection (a) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if (1) such person acted in good faith, (2) in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and (3) with respect to any criminal action or proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

DGCL Section 145 further provides that to the extent that a present or former director or officer is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding. In all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it will be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the applicable standard of conduct has been met by the party to be indemnified. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it is ultimately determined that he or she was not entitled to indemnification. DGCL Section 145 also provides that indemnification and advancement of expenses permitted under such Section are not to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. DGCL Section 145 also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

Our charter provides that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the current DGCL or as the DGCL may be amended. DGCL Section 102(b)(7) provides that the personal liability of a director to a corporation or its stockholders for breach of fiduciary duty as a director may be eliminated except for liability (1) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock or (4) for any transaction from which the director derives an improper personal benefit.

As a BDC, we are not permitted to and will not indemnify the Advisor, any of our executive officers and directors, or any other person against liability arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office, or by reason of reckless disregard of obligations and duties of such person arising under contract or agreement.

Election of Directors

Our bylaws provide that the affirmative vote of a majority of the total votes cast “for” or “against” a nominee for director at a duly called meeting of stockholders at which a quorum is present is required to elect a director in an uncontested election. In a contested election, directors are elected by a plurality of the votes cast at a meeting of stockholders duly called and at which is a quorum is present. Our bylaws provide that our Board may amend the bylaws to alter the vote required to elect directors.

Classified Board of Directors

Our Board is divided into three classes of directors serving staggered three-year terms, with the term of office of only one of the three classes expiring each year. At each annual meeting of stockholders, directors of the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the third succeeding annual meeting of stockholders following the meeting at which they were elected and until their successors are duly elected and qualified. A classified Board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified Board helps to ensure the continuity and stability of our management and policies.

Number of Directors; Removal; Vacancies

Our charter and bylaws provide that the number of directors will be set only by the Board. Our bylaws provide that a majority of our entire Board may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than four nor more than eight. Except as may be provided by the Board in setting the terms of any class or series of preferred stock, any and all vacancies on the Board, including a vacancy resulting from an enlargement of the Board, may be filled only by vote of a majority of the directors then in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act. Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third-party to acquire, or discourage a third party from seeking to acquire, control of us.

Action by Stockholders

Pursuant to our charter, any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders, and may not be taken by written consent. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board and the proposal of business to be considered by stockholders may be made only (1) by or at the direction of the Board , (2) pursuant to our notice of meeting or (3) by a stockholder who was a stockholder of record at the time of provision of notice, at the record date and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) by or at the direction of the Board or (2) provided that the special meeting has been called in accordance with our bylaws for the purposes of electing directors, by a stockholder who was a stockholder of record at the time of provision of notice, at the record date and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board any power to disapprove stockholder nominations for the election of directors or proposals will recommend certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our charter and bylaws provide that special meetings of stockholders may be called by our Board, the chairman of our Board and our Chief Executive Officer.

Delaware Anti-takeover Law

The DGCL contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. We believe, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms.

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

●	prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

●	at or subsequent to such time, the business combination is approved by the Board and authorized at a meeting of stockholders, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition (in one transaction or a series of transactions) of 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 of the DGCL defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Our Board will adopt a resolution exempting from Section 203 of the DGCL any business combination between us and any other person, subject to prior approval of such business combination by our Board, including approval by a majority of our independent directors.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the DGCL, or any provision of our bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Exclusive Forum

Our charter provides that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (A)(1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our charter or bylaws or the securities, antifraud, unfair trade practices or similar laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder, or (4) any action asserting a claim governed by the internal affairs doctrine will be a federal or state court located in the state of Delaware; and (B) the resolution of any complaint asserting a cause of action arising under the Securities Act, shall be the federal district courts of the United States. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company will be deemed, to the fullest extent permitted by law, to have notice of and consented to these exclusive forum provisions and to have irrevocably submitted to, and waived any objection to, the exclusive jurisdiction of such courts in connection with any such action or proceeding and consented to process being served in any such action or proceeding, without limitation, by United States mail addressed to the stockholder at the stockholder’s address as it appears on the records of the Company, with postage thereon prepaid. The exclusive forum provisions may increase costs to bring a claim and may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. In addition, there may exist questions of law as to whether a court would enforce the exclusive forum provision.

REGULATION

General

A BDC is a specialized investment vehicle that elects to be regulated under the 1940 Act as an investment company but is generally subject to less onerous requirements than other registered investment companies under a regime designed to encourage lending to U.S.-based small and mid-sized businesses. Unlike many similar types of investment vehicles that are restricted to being private entities, the stock of a BDC is permitted to trade in the public equity markets. BDCs are also eligible to elect to be treated as a RIC under Subchapter M of the Code. A RIC typically does not incur significant entity-level income taxes, because it is generally entitled to deduct distributions made to its stockholders.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the BDC’s total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

(1)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)	is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies either of the following:

(i)	does not have any class of securities listed on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250 million market capitalization maximum;

(ii)	is controlled by a BDC or a group of companies including a BDC, the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the BDC has an affiliated person who is a director of the eligible portfolio company; or

(iii)	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)	Securities of any eligible portfolio company which we control.

(3)	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above. We may invest up to 30% of our portfolio opportunistically in “non-qualifying assets.”

Managerial Assistance to Portfolio Companies

In addition, a BDC must be organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2), or (3) above under “—Regulation as a Business Development Company—Qualifying Assets.” However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities significant managerial assistance. However, when the BDC purchases securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets.

Warrants

Under the 1940 act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.

Senior Securities and Indebtedness

We will be permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our shares of common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. As defined in the 1940 Act, asset coverage of 150% means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities. We currently intend to target asset coverage of 200% to 180% (which equates to a debt-to-equity ratio of 1.0x to 1.25x) but may alter this target based on market conditions. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. Regulations governing our operations as a BDC will affect our ability to raise, and the method of raising, additional capital, which may expose us to risks.

Codes of Ethics

We and our Advisor have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the joint code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. In addition, we have adopted a code of ethics applicable to our principal executive officers, principal accounting officer and senior financial officers pursuant to Section 406 of the Sarbanes-Oxley Act of 2022. You may review or download the codes of ethics from the SEC’s EDGAR database as part of our filings under www.sec.gov, or by written request to the following: Chief Compliance Officer, Kayne Anderson, 811 Main Street, 14th Floor, Houston, TX 77002.

Compliance Policies and Procedures

We make investments alongside certain entities and accounts advised by our Advisor and its affiliates. Under the 1940 Act, we are prohibited from knowingly participating in certain joint transactions with our affiliates without the prior approval of the independent directors and, in some cases, prior approval by the SEC. However, we generally make investments alongside affiliated entities and accounts pursuant to exemptive relief granted by the SEC to us, our Advisor, and certain of our affiliates on February 4, 2020. Pursuant to such exemptive relief, and subject to certain conditions, we are permitted to co-invest in the same security with our affiliates in a manner that is consistent with our investment objective, investment strategy, regulatory consideration and other relevant factors. If opportunities arise that would otherwise be appropriate for us and an affiliate to purchase different securities in the same issuer, our Advisor will need to decide which account will proceed with such investment. Our Advisor’s investment allocation policy incorporates the conditions of exemptive relief to seek to ensure that investment opportunities are allocated in a manner that is fair and equitable.

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we will be prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and our Advisor have adopted and implemented written policies and procedures reasonably designed to detect and prevent violation of the federal securities laws and will be required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a chief compliance officer to be responsible for administering the policies and procedures.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, imposes a variety of regulatory requirements on companies with a class of securities registered under the Exchange Act and their insiders. Many of these requirements affect us. For example:

●	pursuant to Rule 13a-14 under the Exchange Act our principal executive officers and principal financial officer must certify the accuracy of the financial statements contained in our periodic reports;

●	pursuant to Item 307 under Regulation S-K under the Securities Act our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;

●	pursuant to Rule 13a-15 of the Exchange Act, our management must prepare an annual report regarding its assessment of our internal control over financial reporting and (once we cease to be an emerging growth company under the JOBS Act, or if later, for the year following our first annual report required to be filed with the SEC as a public company) must obtain an audit of the effectiveness of internal control over financial reporting performed by its independent registered public accounting firm; and

●	pursuant to Item 308 of Regulation S-K under the Securities Act and Rule 13a-15 under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated under such act. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we comply with that act in the future.

JOBS Act

We currently are and expect to remain an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), until the earliest of:

●	the last day of the fiscal year ending after the fifth anniversary of an exchange listing occurs;

●	the end of the fiscal year in which our total annual gross revenues first exceed $1.07 billion;

●	the date on which we have, during the prior three-year period, issued more than $1.0 billion in non-convertible debt; and

●	the last day of a fiscal year in which we (1) have an aggregate worldwide market value of our shares of common stock held by non-affiliates of $700 million or more, computed at the end of each fiscal year as of the last business day of our most recently completed second fiscal quarter and (2) have been an Exchange Act reporting company for at least one year (and filed at least one annual report under the Exchange Act).

Under the JOBS Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act, which would require that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, until such time as we cease to be an emerging growth company and become an accelerated filer as defined in Rule 12b-2 under the Exchange Act. This may increase the risk that material weaknesses or other deficiencies in our internal control over financial reporting go undetected.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have made an irrevocable election not to take advantage of this exemption from new or revised accounting standards. We therefore are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Commodities Exchange Act

The Commodity Futures Trading Commission (“CFTC”) and the SEC have issued final rules establishing that certain swap transactions are subject to CFTC regulation. Engaging in such swap transactions may cause us to fall within the definition of “commodity pool” under the Commodity Exchange Act and related CFTC regulations. The Advisor will rely on an exclusion from the definition of a CPO under CFTC Rule 4.5 because of our limited trading in commodity interests, and the Advisor will operate us as if we were not registered as a CPO, so that unlike a registered CPO, with respect to us, the Advisor is not required to deliver a Disclosure Document or an Annual Report (as those terms are used in the CFTC’s rules) to stockholders.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to our Advisor. A summary of the Proxy Voting Policies and Procedures of our Advisor are set forth below. These policies and procedures will be reviewed periodically by our Advisor and, subsequent to our election to be regulated as a BDC, our non-interested directors, and, accordingly, are subject to change. For purposes of these Proxy Voting Policies and Procedures described below, “we” “our” and “us” refers to our Advisor.

An investment advisor registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, we recognize that we must vote the Company’s securities in a timely manner free of conflicts of interest and in the best interests of the Company and its stockholders.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

We will vote proxies relating to our portfolio securities in what we believe to be the best interest of our stockholders. To ensure that our vote is not the product of a conflict of interest, we will require that: (1) anyone involved in the decision making process disclose to our chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

You may obtain information about how we voted proxies by making a written request for proxy voting information to: KA Credit Advisors, LLC, 811 Main Street, 14th Floor, Houston, TX 77002, Attention: Chief Compliance Officer.

Employees

We do not have any employees. Our day-to-day investment operations are managed by our Advisor and the Administrator. Any compensation paid for services relating to our financial reporting and compliance functions will be paid by our Administrator, subject to reimbursement by us of an allocable portion of office facilities, overhead, and compensation paid to or compensatory distributions received by our officers (including our Chief Compliance Officer and Chief Financial Officer) and their respective staff who provide services to us. As we reimburse the Administrator for its expenses, we will indirectly bear such cost.

Our Administrator engaged Ultimus Fund Solutions, LLC under a sub-administration agreement to assist the Administrator in performing certain of its administrative duties. The Administrator may enter into additional sub-administration agreements with third-parties to perform other administrative and professional services on behalf of the Administrator. We will pay the fees associated with such functions on a direct basis without profit to our Administrator.

Privacy Principles

We are committed to maintaining the privacy of our investors and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

We do not disclose any non-public personal information about our stockholders or a former stockholder to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third-party administrator).

We restrict access to non-public personal information about our stockholders to employees of our Advisor and its affiliates with a legitimate business need for the information. We will maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our stockholders.

Reporting Obligations

As a BDC, we make available on our website (www.kaynebdc.com) our annual reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K. Shareholders and the public may also read and copy any materials we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. Information on the operation of the SEC’s public reference room may be obtained by calling the SEC at (202) 551-8090 or (800) SEC-0330. The reference to our website and the SEC’s website is an inactive textual reference only, and the information should not be considered a part of this prospectus.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

Prior to this offering, we had               shares of common stock outstanding. Upon completion of this offering,               , shares of our common stock will be issued and outstanding. If the underwriters exercise their option to purchase additional shares of common stock in full,               shares of common stock will be issued and outstanding immediately after the completion of this offering.

Rule 144

Up to                 of the shares of our common stock outstanding prior to the consummation of this offering will not be considered “restricted” securities under the meaning of Rule 144 and will be eligible for resale pursuant to Rule 144 and                 shares of our common stock outstanding prior to the consummation of this offering will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. Additionally, any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our beneficial interest or the average weekly trading volume of our shares of common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Transfer and Resale Restrictions

Pursuant to the terms of each current shareholder’s subscription agreement (with limited exceptions) transfers of our shares of common stock are restricted unless approved by the Advisor. We have informed current stockholders that following an exchange listing (which will include this offering), without the prior written consent of the Advisor, a shareholder who purchased shares prior to this offering is not permitted to transfer (whether by sale, gift, merger, by operation of law or otherwise), exchange, assign, pledge, hypothecate or otherwise dispose of or encumber (collectively, “Transfer”) (i) any shares of common stock held by such shareholder prior to         days following an exchange listing (ii)   % of the shares of common stock held by such shareholder prior to        days following an exchange listing, and (iii)   % of the shares of common stock held by such shareholder prior   days following an exchange listing. This means that, as a result of these transfer restrictions, without the consent of the Advisor, a shareholder who owned 100 common shares on the date of an exchange listing could not sell any of such shares until         days following an exchange listing; prior to         days following an exchange listing, such shareholder could only sell up to        of such shares; prior to        days following an exchange listing, such shareholder could only sell up to of such shares; and after        days following an exchange listing, such shareholder could sell all of such shares.

In addition, the Advisor and our directors have agreed for a period of days after the date of this prospectus and we and our executive officers who are not directors have agreed for a period of days after the date of this prospectus, (i) not to offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, or file with the SEC a registration statement under the Securities Act (other than a registration statement pursuant to Rule 415 of the Securities Act) relating to, any of our shares of common stock, or any options or warrants to purchase any of our common, or any securities convertible into, exchangeable for or that represent the right to receive our shares of common stock or (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale or disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of our shares of common stock or any such other securities whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of our shares of common stock or other securities, in cash or otherwise, without the prior written consent of the representatives on behalf of the underwriters, subject to certain exceptions. See “Underwriters.”

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the review of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option to purchase additional shares of common stock described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $           per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $          . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $           .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on The New York Stock Exchange under the symbol “KBDC”.

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares of common stock to the underwriters; or

•	the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions.

                , in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. Affiliates of certain underwriters serve as lenders under certain of our credit facilities. Accordingly, affiliates of certain underwriters are expected to receive proceeds from this offering that may be used to reduce our outstanding obligations under such credit facilities.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, including NAV, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

At our request, the underwriters have reserved                 % of the shares of common stock to be issued by the Company and offered by this prospectus for sale, at the initial public offering price, to certain officers and employees of our Advisor and its affiliates who have expressed an interest in purchasing common stock in this offering . If purchased by these persons, these shares will be subject to a day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

Notice to Prospective Investors in Canada

This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the shares. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the shares and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, the company and the underwriters in the offering are exempt from the requirement to provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that the Company prepares and files a prospectus under applicable Canadian securities laws. Any resale of Shares by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the shares outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the shares will be deemed to have represented to the Company, the underwriters and to each dealer from whom a purchase confirmation is received, as applicable, that the investor is (i) purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws; (ii) an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the shares and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the shares or with respect to the eligibility of the shares for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

1.	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

2.	where no consideration is or will be given for the transfer;

3.	where the transfer is by operation of law;

4.	as specified in Section 276(7) of the SFA; or

5.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Dubai International Financial Centre

This document relates to a company which is not subject to any form of regulation or approval by the Dubai Financial Services Authority (“DFSA”).

The DFSA has not approved this document nor has any responsibility for reviewing or verifying any document or other documents in connection with this company. Accordingly, the DFSA has not approved this document or any other associated documents nor taken any steps to verify the information set out in this document, and has no responsibility for it.

The shares have not been offered and will not be offered to any persons in the Dubai International Financial Centre except on that basis that an offer is:

i.	an ‘‘Exempt Offer’’ in accordance with the Markets Rules (MKT) module of the DFSA; and

ii.	made only to persons who meet the Professional Client criteria set out in Rule 2.3.2 of the DFSA Conduct of Business Module

This documents must not, therefore, be delivered to, or relied on by, any other type of person.

The fund to which this document relates may be illiquid and/or subject to restrictions on its resale. Prospective purchasers should conduct their own due diligence on the Company.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Sub-Administrator, Fund Accountant, Custodian, Transfer and Dividend Paying Agent and Registrar

The Administrator has a sub-administration agreement with Ultimus Fund Solutions, LLC to serve as our sub-administrator and fund accountant. Our securities are held under a custody agreement by U.S. Bank N.A. The address of the custodian is One Federal Street, 3rd Floor, Boston, Massachusetts, 02110. Ultimus Fund Solutions, LLC. acts as our transfer agent, dividend disbursing agent for our common shares. The principal business address of Ultimus Fund Solutions, LLC is 225 Pictoria Drive, Suite 450, Cincinnati OH, 45246, telephone number: (816) 435-3455

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by the Board, if any, the Advisor will be primarily responsible for the execution of any publicly-traded securities portfolio transactions and the allocation of brokerage commissions. The Advisor does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While the Advisor generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Advisor may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if the Advisor determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Paul Hastings, LLP, Houston, Texas (“Paul Hastings”) and for the Underwriters by Ropes & Gray LLP.

EXPERTS

The consolidated financial statements and the Senior Securities table under the heading “Senior Securities” for Kayne Anderson BDC, Inc. and subsidiaries have been included herein and in the registration statement in reliance upon the reports of                , our independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We file with or submit to the SEC periodic and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act.

We furnish our stockholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law.

This prospectus does not contain all of the information in our registration statement, including amendments, exhibits and schedules. Statements in this prospectus about the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by this reference.

The SEC maintains a web site (www.sec.gov) that contains our Registration Statement, other documents incorporated by reference and other information we have filed electronically with the SEC.

INTERIM FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kayne Anderson BDC, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, of Kayne Anderson BDC Inc. (the “Company”) as of December 31, 2022, and December 31, 2021, and the related consolidated statements of operations, changes in net assets and cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and December 31, 2021, and the results of its operations, changes in its net assets and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2022, and December 31, 2021, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Los Angeles, California

March 10, 2023

We have served as the auditor of one or more investment companies in Kayne Anderson Funds Family since 2004.

Kayne Anderson BDC, Inc.

Consolidated Statements of Assets and Liabilities

(amounts in 000’s, except share and per share amounts)

	December 31, 2022	December 31, 2021
Assets:
Investments, at fair value:
Long-term investments (amortized cost of $1,147,788 and $566,616)	$1,165,119	$578,445
Short-term investments (amortized cost of $9,847 and $3,674)	9,847	3,674
Cash and cash equivalents	8,526	2,035
Deferred offering costs	-	29
Receivable for principal payments on investments	111	-
Interest receivable	10,444	2,133
Prepaid expenses and other assets	347	148
Total Assets	$1,194,394	$586,464

Liabilities:
Corporate Credit Facility (Note 6)	$269,000	$-
Unamortized Corporate Credit Facility issuance costs	(2,517)	-
Loan and Security Agreement (Note 6)	-	162,000
Unamortized Loan and Security Agreement issuance costs	-	(247)
Revolving Funding Facility (Note 6)	200,000	-
Unamortized Revolving Funding Facility issuance costs	(2,827)	-
Subscription Credit Agreement (Note 6)	108,000	105,000
Unamortized Subscription Credit Facility issuance costs	(65)	(425)
Accrued organizational and offering costs	-	6
Payable for investments purchased	956	-
Distributions payable	15,428	4,615
Management fee payable	2,415	952
Incentive fee payable	4,762	65
Accrued expenses and other liabilities	7,201	2,529
Total Liabilities	$602,353	$274,495

Commitments and contingencies (Note 8)

Net Assets:
Common Shares, $0.001 par value; 100,000,000 shares authorized; 35,879,291 and 19,227,902 as of December 31, 2022 and December 31, 2021, respectively, issued and outstanding	$36	$19
Additional paid-in capital	574,540	300,726
Total distributable earnings (deficit)	17,465	11,224
Total Net Assets	$592,041	$311,969
Total Liabilities and Net Assets	$1,194,394	$586,464
Net Asset Value Per Common Share	$16.50	$16.22

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Statements of Operations

(amounts in 000’s, except share and per share amounts)

	For the years ended December 31,
	2022	2021
Income:
Investment income from investments:
Interest income	$74,829	$18,755
Total Investment Income	74,829	18,755

Expenses:
Management fees	7,147	2,095
Incentive fees	4,698	65
Interest expense	20,292	4,455
Professional fees	645	597
Directors fees	460	307
Offering costs	29	257
Initial organization costs	-	175
Other general and administrative expenses	1,379	677
Total Expenses	34,650	8,628
Net Investment Income (Loss)	40,179	10,127

Realized and unrealized gains (losses) on investments
Net realized gains (losses):
Investments	84	332
Total net realized gains (losses)	84	332
Net change in unrealized gains (losses):
Investments	5,502	11,829
Total net change in unrealized gains (losses)	5,502	11,829
Total realized and unrealized gains (losses)	5,586	12,161

Net Increase (Decrease) in Net Assets Resulting from Operations	$45,765	$22,288

Per Common Share Data:
Basic and diluted net investment income per common share	$1.48	$0.94
Basic and diluted net increase in net assets resulting from operations	$1.68	$2.08
Weighted Average Common Shares Outstanding - Basic and Diluted	27,184,302	10,718,083

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Statements of Changes in Net Assets

(amounts in 000’s)

	For the years ended December 31,
	2022	2021
Increase (Decrease) in Net Assets Resulting from Operations:
Net investment income (loss)	$40,179	$10,127
Net realized gains (losses) on investments	84	332
Net change in unrealized gains (losses) on investments	5,502	11,829
Net Increase (Decrease) in Net Assets Resulting from Operations	45,765	22,288

Decrease in Net Assets Resulting from Stockholder Distributions
Dividends and distributions to stockholders	(39,553)	(10,514)
Net Decrease in Net Assets Resulting from Stockholder Distributions	(39,553)	(10,514)

Increase in Net Assets Resulting from Capital Share Transactions
Issuance of common shares	268,218	299,501
Reinvestment of distributions	5,642	1,492
Net Increase in Net Assets Resulting from Capital Share Transactions	273,860	300,993
Total Increase (Decrease) in Net Assets	280,072	312,767
Net Assets, Beginning of Period	311,969	(798)
Net Assets, End of Period	$592,041	$311,969

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Statements of Cash Flows

(amounts in 000’s)

	For the years ended December 31,
	2022	2021

Cash Flows from Operating Activities:
Net increase (decrease) in net assets resulting from operations	$45,765	$22,288
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Net realized (gains)/losses on investments	(84)	(332)
Net change in unrealized (gains)/losses on investments	(5,502)	(11,829)
Net accretion of discount on investments	(4,819)	(1,175)
Purchases of short-term investments, net	(6,173)	(3,674)
Purchases of portfolio investments	(718,236)	(647,460)
Proceeds from sales of investments and principal repayments	142,118	82,524
Paid-in-kind interest from portfolio investments	(151)	(173)
Amortization of deferred financing cost	2,122	260
Increase/(decrease) in operating assets and liabilities:
(Increase)/decrease in interest and dividends receivable	(8,311)	(2,133)
(Increase)/decrease in deferred offering costs	29	202
(Increase)/decrease in receivable for principal payments on investments	(111)	-
(Increase)/decrease in prepaid expenses and other assets	(199)	29
Increase/(decrease) in payable for investments purchased	956	-
Increase/(decrease) in management fees payable	1,463	952
Increase/(decrease) in incentive fee payable	4,697	65
Increase/(decrease) in payable to affiliate	-	(1,075)
Increase/(decrease) in accrued organizational and offering costs, net	(6)	(135)
Increase/(decrease) in accrued other general and administrative expenses	4,672	2,529
Net cash used in operating activities	(541,770)	(559,137)
Cash Flows from Financing Activities:
Borrowings on Corporate Credit Facility, net	269,000	-
Borrowings on Revolving Funding Facility, net	200,000	-
(Payments)/Borrowings on Loan and Security Agreement, net	(162,000)	162,000
(Payments)/Borrowings on Subscription and Credit Agreement, net	3,000	105,000
Payments of debt issuance costs	(6,859)	(932)
Distributions paid in cash	(23,098)	(4,407)
Proceeds from issuance of common shares	268,218	299,501
Net cash provided by financing activities	548,261	561,162
Net increase in cash and cash equivalents	6,491	2,025
Cash and cash equivalents, beginning of period	2,035	10
Cash and cash equivalents, end of period	$8,526	$2,035

Supplemental and Non-Cash Information:
Interest paid during the period	$14,211	$2,346
Non-cash financing activities not included herein consisted of reinvestment of dividends	$5,642	$1,492

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2022

(amounts in 000’s)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Debt and Equity Investments
Private Credit Investments(4)
Aerospace & defense
Basel U.S. Acquisition Co., Inc. (IAC) (5)	First lien senior secured revolving loan	11.10% (S + 6.50%)	12/5/2028	$-	$-	$-	0.0%
	First lien senior secured loan	11.10% (S + 6.50%)	12/5/2028	18,681	18,180	18,681	3.1%
Fastener Distribution Holdings, LLC	First lien senior secured delayed draw loan	11.73% (S + 7.00%)	4/1/2024	2,362	2,293	2,362	0.4%
	First lien senior secured loan	11.73% (S + 7.00%)	4/1/2024	20,701	20,347	20,701	3.5%
Precinmac (US) Holdings, Inc.	First lien senior secured delayed draw loan	10.42% (S + 6.00%)	8/31/2027	1,113	1,094	1,096	0.2%
	First lien senior secured loan	10.42% (S + 6.00%)	8/31/2027	5,408	5,315	5,326	0.9%
				48,265	47,229	48,166	8.1%
Asset management & custody banks
Atria Wealth Solutions, Inc.	First lien senior secured delayed draw loan	10.84% (S + 6.00%)	2/29/2024	232	202	228	0.0%
	First lien senior secured loan	10.84% (S + 6.00%)	2/29/2024	5,139	5,101	5,036	0.9%
				5,371	5,303	5,264	0.9%
Auto components
Speedstar Holding LLC	First lien senior secured loan	11.73% (L + 7.00%)	1/22/2027	4,908	4,828	4,908	0.8%
Vehicle Accessories, Inc.	First lien senior secured revolving loan	12.00% (P + 4.50%)	11/30/2026	-	-	-	0.0%
	First lien senior secured loan	10.34% (S + 5.50%)	11/30/2026	21,225	20,898	21,066	3.6%
				26,133	25,726	25,974	4.4%
Biotechnology
Alcami Corporation (Alcami)	First lien senior secured delayed draw loan	11.42% (S + 7.00%)	6/30/2024	-	-	-	0.0%
	First lien senior secured revolving loan	11.42% (S + 7.00%)	12/21/2028	-	-	-	0.0%
	First lien senior secured loan	11.42% (S + 7.00%)	12/21/2028	11,735	11,237	11,618	2.0%
				11,735	11,237	11,618	2.0%
Building products
BCI Burke Holding Corp.	First lien senior secured delayed draw loan	9.70% (L + 5.50%)	12/14/2023	639	615	642	0.1%
	First lien senior secured loan	10.23% (L + 5.50%)	12/14/2027	16,489	16,256	16,572	2.8%
	First lien senior secured revolving loan	10.23% (L + 5.50%)	6/14/2027	-	-	-	0.0%
Eastern Wholesale Fence	First lien senior secured revolving loan	11.73% (L + 7.00%)	10/30/2025	1,275	1,252	1,275	0.2%
	First lien senior secured loan	11.73% (L + 7.00%)	10/30/2025	21,239	20,778	21,239	3.6%
				39,642	38,901	39,728	6.7%
Chemicals
Cyalume Technologies Holdings, Inc.	First lien senior secured loan	9.73% (L + 5.00%)	8/30/2024	1,274	1,266	1,274	0.2%
Fralock Buyer LLC	First lien senior secured revolving loan	10.23% (L + 5.50%)	4/17/2024	-	-	-	0.0%
	First lien senior secured loan	10.23% (L + 5.50%)	4/17/2024	11,679	11,560	11,621	2.0%
Schrieve Chemical Company, LLC	First lien senior secured loan	10.33% (L + 6.00%)	12/2/2024	609	597	609	0.1%
USALCO, LLC	First lien senior secured revolving loan	10.38% (L + 6.00%)	10/19/2026	1,081	1,042	1,070	0.2%
	First lien senior secured loan	10.73% (L + 6.00%)	10/19/2027	19,181	18,792	18,989	3.2%
				33,824	33,257	33,563	5.7%
Commercial services & supplies
Advanced Environmental Monitoring (6)	First lien senior secured loan	11.68% (S + 7.00%)	1/29/2026	10,158	9,918	10,158	1.7%
Allentown, LLC	First lien senior secured delayed draw loan	10.42% (S + 6.00%)	10/22/2023	-	-	-	0.0%
	First lien senior secured revolving loan	12.50% (P + 5.00%)	4/22/2027	357	348	347	0.1%
	First lien senior secured loan	10.42% (S + 6.00%)	4/22/2027	7,663	7,588	7,452	1.3%
American Equipment Holdings LLC	First lien senior secured delayed draw loan	10.88% (S + 6.00%)	11/5/2026	6,303	6,202	6,303	1.1%
	First lien senior secured revolving loan	10.45% (S + 6.00%)	11/5/2026	1,610	1,559	1,610	0.3%
	First lien senior secured delayed draw loan	9.33% (S + 6.00%)	11/5/2026	3,670	3,594	3,670	0.6%
	First lien senior secured loan	10.51% (S + 6.00%)	11/5/2026	2,107	2,072	2,107	0.3%
	First lien senior secured loan	10.88% (S + 6.00%)	11/5/2026	18,142	17,853	18,142	3.1%
Arborworks Acquisition LLC	First lien senior secured revolving loan	11.41% (L + 7.00%)	11/9/2026	3,125	3,053	2,750	0.5%
	First lien senior secured loan	11.56% (L + 7.00%)	11/9/2026	19,855	19,533	17,473	2.9%
BLP Buyer, Inc. (Bishop Lifting Products)	First lien senior secured revolving loan	10.67% (S + 6.25%)	2/1/2027	604	577	596	0.1%
	First lien senior secured loan	10.21% (S + 6.50%)	2/1/2027	6,176	6,027	6,099	1.0%
	First lien senior secured loan	10.49% (S + 6.25%)	2/1/2027	16,372	16,097	16,168	2.7%
Gusmer Enterprises, Inc.	First lien senior secured delayed draw loan	11.44% (S + 7.00%)	5/7/2027	8,032	7,891	8,032	1.4%
	First lien senior secured revolving loan	11.43% (S + 7.00%)	5/7/2027	-	-	-	0.0%
	First lien senior secured loan	11.43% (S + 7.00%)	5/7/2027	4,795	4,647	4,795	0.8%
PMFC Holding, LLC	First lien senior secured delayed draw loan	10.88% (L + 6.50%)	7/31/2023	2,818	2,811	2,818	0.5%
	First lien senior secured loan	10.88% (L + 6.50%)	7/31/2023	5,619	5,604	5,619	0.9%
	First lien senior secured revolving loan	11.18% (L + 6.50%)	7/31/2023	342	342	342	0.1%
Regiment Security Partners LLC	First lien senior secured delayed draw loan	12.66% (S + 8.00%)	9/15/2023	2,635	2,593	2,635	0.4%
	First lien senior secured loan	12.66% (S + 8.00%)	9/15/2026	6,461	6,358	6,461	1.1%
	First lien senior secured revolving loan	12.66% (S + 8.00%)	9/15/2026	1,345	1,320	1,345	0.2%
The Kleinfelder Group, Inc.	First lien senior secured loan	9.98% (L + 5.25%)	11/30/2024	12,760	12,678	12,697	2.1%
				140,949	138,665	137,619	23.2%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2022

(amounts in 000’s)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Containers & packaging
Drew Foam Companies, Inc.	First lien senior secured loan	11.48% (S + 6.75%)	11/5/2025	7,375	7,288	7,375	1.2%
	First lien senior secured loan	10.89% (S + 6.75%)	11/5/2025	20,964	20,564	20,964	3.6%
FCA, LLC (FCA Packaging)	First lien senior secured revolving loan	9.46% (S + 6.50%)	7/18/2028	-	-	-	0.0%
	First lien senior secured loan	9.46% (S + 6.50%)	7/18/2028	23,382	23,004	23,616	4.0%
				51,721	50,856	51,955	8.8%
Diversified telecommunication services
Network Connex (f/k/a NTI Connect, LLC)	First lien senior secured loan	9.48% (S + 4.75%)	11/30/2024	5,249	5,187	5,249	0.9%
Pavion Corp., f/k/a Corbett Technology Solutions, Inc.	First lien senior secured revolving loan	9.14% (S + 5.00%)	10/29/2027	572	442	563	0.1%
	First lien senior secured delayed draw loan	9.66% (S + 5.00%)	10/29/2027	9,434	9,354	9,293	1.6%
	First lien senior secured loan	9.58% (S + 5.00%)	10/29/2027	1,742	1,727	1,716	0.3%
	First lien senior secured loan	9.24% (S + 5.00%)	10/29/2027	13,429	13,188	13,227	2.2%
				30,426	29,898	30,048	5.1%
Electronic equipment, instruments & components
Process Insights, Inc.	First lien senior secured loan	10.49% (S + 6.00%)	10/30/2025	3,044	2,993	3,021	0.5%
				3,044	2,993	3,021	0.5%
Food products
BC CS 2, L.P. (Cuisine Solutions) (5)	First lien senior secured loan	12.18% (S + 8.00%)	7/8/2028	25,000	24,283	25,000	4.2%
BR PJK Produce, LLC (Keany)	First lien senior secured loan	10.47% (S + 6.25%)	11/14/2027	29,863	29,095	29,863	5.0%
	First lien senior secured delayed draw loan	10.47% (S + 6.25%)	5/14/2024	-	-	-	0.0%
Gulf Pacific Holdings, LLC	First lien senior secured delayed draw loan	10.73% (S + 6.00%)	9/30/2024	-	-	-	0.0%
	First lien senior secured revolving loan	10.42% (S + 6.00%)	9/30/2028	1,498	1,384	1,498	0.3%
	First lien senior secured loan	10.73% (S + 6.00%)	9/30/2028	20,384	19,905	20,384	3.5%
IF&P Foods, LLC (FreshEdge) (6)	First lien senior secured delayed draw loan	8.91% (S + 5.25%)	10/3/2024	-	-	-	0.0%
	First lien senior secured revolving loan	8.91% (S + 5.25%)	10/3/2028	1,366	1,187	1,366	0.2%
	First lien senior secured loan	8.91% (S + 5.25%)	10/3/2028	27,520	26,853	27,520	4.7%
Siegel Egg Co., LLC	First lien senior secured revolving loan	9.25% (L + 5.50%)	12/29/2026	1,923	1,873	1,913	0.3%
	First lien senior secured loan	9.25% (L + 5.50%)	12/29/2026	15,624	15,383	15,546	2.6%
				123,178	119,963	123,090	20.8%
Health care providers & services
Brightview, LLC	First lien senior secured delayed draw loan	10.14% (L + 5.75%)	12/14/2026	1,736	1,714	1,719	0.3%
	First lien senior secured revolving loan	10.13% (L + 5.75%)	12/14/2026	-	-	-	0.0%
	First lien senior secured loan	10.13% (L + 5.75%)	12/14/2026	13,002	12,923	12,872	2.2%
Guardian Dentistry Partners	First lien senior secured delayed draw loan	10.94% (S + 6.50%)	8/20/2026	21,708	21,402	21,708	3.7%
	First lien senior secured loan	10.94% (S + 6.50%)	8/20/2026	8,139	7,961	8,139	1.4%
Light Wave Dental Management LLC	First lien senior secured delayed draw loan	11.32% (S + 6.50%)	12/31/2023	9,559	9,437	9,559	1.6%
	First lien senior secured loan (7)	30.00%	9/30/2023	6,254	6,254	6,254	1.0%
	First lien senior secured revolving loan	11.32% (S + 6.50%)	12/31/2023	558	555	558	0.1%
	First lien senior secured loan	11.32% (S + 6.50%)	12/31/2023	12,941	12,851	12,941	2.1%
OMH-HealthEdge Holdings, LLC	First lien senior secured loan	10.03% (L + 5.25%)	10/24/2025	17,572	17,271	17,572	3.0%
SGA Dental Partners Holdings, LLC	First lien senior secured delayed draw loan	9.93% (S + 6.00%)	12/30/2026	11,136	10,941	11,136	1.9%
	First lien senior secured loan	9.93% (S + 6.00%)	12/30/2026	11,948	11,725	11,948	2.0%
	First lien senior secured revolving loan	9.93% (S + 6.00%)	12/30/2026	-	-	-	0.0%
				114,553	113,034	114,406	19.3%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2022

(amounts in 000’s)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Healthcare equipment & supplies
LSL Industries, LLC (LSL Healthcare)	First lien senior secured delayed draw loan	10.90% (S + 6.50%)	11/3/2024	-	-	-	0.0%
	First lien senior secured revolving loan	10.90% (S + 6.50%)	11/3/2027	-	-	-	0.0%
	First lien senior secured loan	10.90% (S + 6.50%)	11/3/2027	19,727	19,001	19,727	3.3%
				19,727	19,001	19,727	3.3%
Household durables
Curio Brands, LLC	First lien senior secured delayed draw loan	10.23% (L + 5.50%)	12/21/2027	3,296	3,296	3,230	0.5%
	First lien senior secured revolving loan	10.23% (L + 5.50%)	12/21/2027	-	-	-	0.0%
	First lien senior secured loan	10.23% (L + 5.50%)	12/21/2027	18,009	17,596	17,648	3.0%
				21,305	20,892	20,878	3.5%
Household products
Home Brands Group Holdings, Inc. (ReBath)	First lien senior secured revolving loan	9.16% (L + 4.75%)	11/8/2026	-	-	-	0.0%
	First lien senior secured loan	9.16% (L + 4.75%)	11/8/2026	19,046	18,706	18,951	3.2%
				19,046	18,706	18,951	3.2%
Insurance
Allcat Claims Service, LLC	First lien senior secured delayed draw loan	10.24% (S + 6.00%)	7/7/2027	5,396	5,127	5,396	0.9%
	First lien senior secured revolving loan	10.33% (S + 6.00%)	7/7/2027	1,651	1,591	1,651	0.3%
	First lien senior secured loan	10.41% (S + 6.00%)	7/7/2027	7,795	7,641	7,795	1.3%
				14,842	14,359	14,842	2.5%
IT services
Domain Information Services Inc. (Integris)	First lien senior secured loan	10.63% (S + 6.25%)	9/30/2025	20,632	20,133	20,632	3.5%
Improving Acquisition LLC	First lien senior secured revolving loan	10.24% (S + 6.00%)	7/26/2027	-	-	-	0.0%
	First lien senior secured loan	10.24% (S + 6.00%)	7/26/2027	24,260	23,754	24,260	4.1%
				44,892	43,887	44,892	7.6%
Leisure products
MacNeill Pride Group	First lien senior secured delayed draw loan	11.09% (S + 6.25%)	4/22/2026	4,119	4,061	4,017	0.7%
	First lien senior secured loan	11.09% (S + 6.25%)	4/22/2026	8,619	8,533	8,403	1.4%
	First lien senior secured revolving loan	11.09% (S + 6.25%)	4/22/2026	899	874	877	0.1%
Trademark Global LLC	First lien senior secured revolving loan	11.88% (L + 7.50%), 4.50% is PIK	7/30/2024	2,760	2,744	2,574	0.4%
	First lien senior secured revolving loan	11.88% (L + 7.50%), 4.50% is PIK	7/30/2024	29	21	27	0.1%
	First lien senior secured loan	11.88% (L + 7.50%), 4.50% is PIK	7/30/2024	11,516	11,451	10,739	1.8%
				27,942	27,684	26,637	4.5%
Machinery
Pennsylvania Machine Works, LLC	First lien senior secured loan	11.09% (S + 6.25%)	3/6/2027	2,009	1,991	2,009	0.3%
PVI Holdings, Inc	First lien senior secured loan	10.12% (S + 6.38%)	7/18/2027	24,124	23,763	24,124	4.1%
				26,133	25,754	26,133	4.4%
Personal products
DRS Holdings III, Inc. (Dr. Scholl’s)	First lien senior secured revolving loan	10.48% (L + 5.75%)	11/1/2025	-	-	-	0.0%
	First lien senior secured loan	10.48% (L + 5.75%)	11/1/2025	11,377	11,295	11,149	1.9%
PH Beauty Holdings III, Inc.	First lien senior secured loan	9.73% (L + 5.00%)	9/28/2025	9,542	9,277	9,113	1.5%
				20,919	20,572	20,262	3.4%
Pharmaceuticals
Foundation Consumer Brands	First lien senior secured revolving loan	10.15% (L + 5.50%)	2/12/2027	-	-	-	0.0%
	First lien senior secured loan	10.15% (L + 5.50%)	2/12/2027	7,331	7,276	7,331	1.2%
				7,331	7,276	7,331	1.2%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2022

(amounts in 000’s)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Professional services
4 Over International, LLC	First lien senior secured loan	10.73% (L + 6.00%)	12/7/2023	24,326	24,013	24,205	4.1%
DISA Holdings Corp. (DISA)	First lien senior secured delayed draw loan	9.73% (S + 5.50%)	9/9/2028	2,443	2,283	2,430	0.4%
	First lien senior secured revolving loan	9.82% (S + 5.50%)	9/9/2028	56	1	56	0.0%
	First lien senior secured loan	9.72% (S + 5.50%)	9/9/2028	22,401	21,741	22,289	3.8%
Universal Marine Medical Supply International, LLC (Unimed)	First lien senior secured revolving loan	12.14% (S + 7.50%)	12/5/2027	509	446	509	0.1%
	First lien senior secured loan	12.10% (S + 7.50%)	12/5/2027	14,756	14,395	14,756	2.5%
				64,491	62,879	64,245	10.9%
Software
AIDC Intermediate Co 2, LLC (Peak Technologies)	First lien senior secured loan	10.44% (S + 6.25%)	7/22/2027	35,000	33,835	35,000	5.9%
				35,000	33,835	35,000	5.9%
Specialty retail
Sundance Holdings Group, LLC (6)	First lien senior secured loan	10.73% (L + 6.00%)	5/1/2024	8,743	8,548	8,656	1.5%
				8,743	8,548	8,656	1.5%
Textiles, apparel & luxury goods
American Soccer Company, Incorporated (SCORE)	First lien senior secured revolving loan	11.91% (S + 7.25%)	7/20/2027	1,892	1,795	1,892	0.3%
	First lien senior secured loan	11.98% (S + 7.25%)	7/20/2027	30,119	29,478	30,119	5.1%
BEL USA, LLC	First lien senior secured loan	10.43% (S + 6.00%)	2/2/2025	7,006	6,937	6,936	1.2%
YS Garments, LLC	First lien senior secured loan	9.51% (L + 5.50%)	8/9/2024	7,706	7,608	7,706	1.3%
				46,723	45,818	46,653	7.9%
Trading companies & distributors
BCDI Meteor Acquisition, LLC (Meteor)	First lien senior secured loan	11.66% (S + 7.00%)	6/29/2028	16,420	16,010	16,420	2.8%
Broder Bros., Co.	First lien senior secured loan	10.73% (L + 6.00%)	12/4/2025	4,763	4,456	4,763	0.8%
CGI Automated Manufacturing, LLC	First lien senior secured delayed draw loan	11.34% (S + 6.50%)	12/17/2026	3,710	3,566	3,710	0.6%
	First lien senior secured loan	11.34% (S + 6.50%)	12/17/2026	27,896	26,809	27,896	4.7%
	First lien senior secured revolving loan	11.34% (S + 6.50%)	12/17/2026	-	-	-	0.0%
EIS Legacy, LLC	First lien senior secured delayed draw loan	9.73% (L + 5.00%)	5/1/2023	-	-	-	0.0%
	First lien senior secured revolving loan	9.73% (L + 5.00%)	11/1/2027	-	-	-	0.0%
	First lien senior secured loan	9.73% (L + 5.00%)	11/1/2027	18,277	17,885	18,140	3.1%
Genuine Cable Group, LLC	First lien senior secured loan	10.17% (S + 5.75%)	11/1/2026	34,912	33,732	34,476	5.8%
I.D. Images Acquisition, LLC	First lien senior secured loan	10.98% (S + 6.25%)	7/30/2026	15,415	15,236	15,415	2.6%
	First lien senior secured loan	10.67% (S + 6.25%)	7/30/2026	4,743	4,651	4,743	0.8%
	First lien senior secured delayed draw loan	10.98% (S + 6.25%)	7/30/2026	2,608	2,587	2,608	0.4%
	First lien senior secured revolving loan	10.67% (S + 6.25%)	7/30/2026	596	567	596	0.1%
Refrigeration Sales Corp.	First lien senior secured loan	11.26% (L + 6.50%)	6/22/2026	6,876	6,789	6,876	1.2%
United Safety & Survivability Corporation (USSC)	First lien senior secured delayed draw loan	11.41% (S + 6.75%)	9/30/2027	670	628	670	0.1%
	First lien senior secured revolving loan	10.88% (S + 6.25%)	9/30/2027	1,075	1,051	1,075	0.2%
	First lien senior secured loan	11.48% (S + 6.75%)	9/30/2027	12,563	12,332	12,563	2.1%
				150,524	146,299	149,951	25.3%
Wireless telecommunication services
Centerline Communications, LLC	First lien senior secured loan	9.93% (S + 5.50%)	8/10/2027	1,031	1,000	1,026	0.2%
	First lien senior secured delayed draw loan	10.06% (S + 5.50%)	8/10/2027	7,116	6,999	7,080	1.2%
	First lien senior secured delayed draw loan	9.93% (S + 5.50%)	8/10/2027	6,265	6,148	6,233	1.1%
	First lien senior secured revolving loan	10.06% (S + 5.50%)	8/10/2027	-	-	-	0.0%
	First lien senior secured loan	10.06% (S + 5.50%)	8/10/2027	15,098	14,819	15,022	2.5%
				29,510	28,966	29,361	5.0%
Total Private Credit Debt Investments				1,165,969	1,141,538	1,157,971	195.6%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2022

(amounts in 000’s)

	Number of		Fair	Percentage
	Units	Cost	Value	of Net Assets
Equity Investments
Auto components
Vehicle Accessories, Inc. - Class A common (8)	128.250	-	80	0.0%
Vehicle Accessories, Inc. - preferred (8)	250.000	250	268	0.1%
	378.250	250	348	0.1%
Commercial services & supplies
American Equipment Holdings LLC (9)	250.000	250	248	0.0%
BLP Buyer, Inc. (Bishop Lifting Products) - Class A common (10)	500.000	500	560	0.1%
	750.000	750	808	0.1%
Food products
BC CS 2, L.P. (Cuisine Solutions) (5)	2,000.000	2,000	2,220	0.4%
IF&P Foods, LLC (FreshEdge) – Class A common (9)	0.750	750	745	0.1%
IF&P Foods, LLC (FreshEdge) – Class B common (9)	0.750	-	-	0.0%
Gulf Pacific Holdings, LLC - Class A common (9)	0.250	250	278	0.0%
Gulf Pacific Holdings, LLC - Class C common (9)	0.250	-	-	0.0%
Siegel Parent, LLC (11)	0.250	250	496	0.1%
	2,002.250	3,250	3,739	0.6%
Healthcare equipment & supplies
LSL Industries, LLC (LSL Healthcare) (9)	7.500	750	745	0.1%
	7.500	750	745	0.1%
IT services
Domain Information Services Inc. (Integris)	250.000	250	250	0.0%
	250.000	250	250	0.0%
Textiles, apparel & luxury goods
American Soccer Company, Incorporated (SCORE) (11)	1,000.000	1,000	1,258	0.2%
	1,000.000	1,000	1,258	0.2%
Total Private Equity Investments	4,388.000	6,250	7,148	1.1%

Total Private Investments		1,147,788	1,165,119	196.7%

	Number of		Fair	Percentage
	Shares	Cost	Value	of Net Assets
Short-Term Investments
First American Treasury Obligations Fund - Institutional Class Z, 4.16% (12)	9,847	9,847	9,847	1.7%
Total Short-Term Investments	9,847	9,847	9,847	1.7%

Total Investments		$1,157,635	$1,174,966	198.4%

Liabilities in Excess of Other Assets			(582,925)	(98.4)%
Net Assets			$592,041	100.0%

(1)	As of December 31, 2022, all investments are non-controlled, non-affiliated investments. Non-controlled, non-affiliated investments are defined as investments in which the Company owns less than 5% of the portfolio company’s outstanding voting securities and does not have the power to exercise control over the management or policies of such portfolio company.
(2)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(3)	As of December 31, 2022, the tax cost of the Company’s investments approximates their amortized cost.
(4)	Loan contains a variable rate structure, that may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR), the Secured Overnight Funding Rate (“SOFR” or “S”) (which can include one-, three- or six-month SOFR), or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate or “P”).
(5)	Non-qualifying investment as defined by Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2022, 3.8% of the Company’s total assets were in non-qualifying investments.
(6)	The Company may be entitled to receive additional interest as a result of an arrangement with other lenders in the syndication. In exchange for the higher interest rate, the “last-out” portion is at a greater risk of loss. Certain lenders represent a “first out” portion of the investment and have priority to the “last-out” portion with respect to payments of principal and interest.
(7)	On December 5, 2022, the Company funded a $6,254 first lien senior secured loan in Light Wave Dental Management LLC. The loan has an annual interest rate of 30% with a minimum of 1.3x MOIC (multiple on invested capital) if the loan is repaid prior to June 6, 2023 with further increases above 1.3x thereafter. The interest and the prepayment premium are payable to the Company upon a triggering event or maturity in September 2023.
(8)	The Company owns 0.19% of the common equity and 0.43% of the preferred equity of Vehicle Accessories, Inc.
(9)	The Company owns 71% of a pass-through, taxable limited liability company, KSCF IV Equity Aggregator Blocker, LLC (the “Aggregator Blocker”), which holds the Company’s equity investments in American Equipment Holdings LLC, Gulf Pacific Holdings, LLC, IF&P Foods, LLC (FreshEdge) and LSL Industries, LLC (LSL Healthcare). Through the Company’s ownership of the Aggregator Blocker, the Company owns the respective units of each company listed above in the Schedule of Investments.
(10)	The Company owns 0.53% of the common equity BLP Buyer, Inc. (Bishop Lifting Products).
(11)	The Company owns 40% of a pass-through limited liability company, KSCF IV Equity Aggregator, LLC (the “Aggregator”), which holds the Company’s equity investments in Siegel Parent, LLC and American Soccer Company, Incorporated (SCORE). The Aggregator’s ownership of Siegel Parent, LLC is 1.1442%. Through the Company’s ownership of the Aggregator, the Company owns the respective units of each company listed above in the Schedule of Investments.
(12)	The indicated rate is the yield as of December 31, 2022.

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2021

(amounts in 000’s)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Debt and Equity Investments
Private Credit Investments(4)
Automobiles & components
Speedstar Holding LLC	First lien senior secured loan	8.00% (L + 7.00%)	1/22/2027	$5,005	$4,906	$5,055	1.6%
	First lien senior secured delayed draw loan	8.00% (L + 7.00%)	1/22/2027	-	-	-	0.0%
Vehicle Accessories, Inc.	First lien senior secured loan	6.50% (L + 5.50%)	11/30/2026	18,382	18,034	18,382	5.9%
	First lien senior secured revolving loan	6.50% (L + 5.50%)	11/30/2026	-	-	-	0.0%
				23,387	22,940	23,437	7.5%
Capital goods
Blade (US) Holdings, Inc.	First lien senior secured loan	7.00% (L + 6.00%)	8/31/2027	4,866	4,763	4,866	1.6%
	First lien senior secured delayed draw loan	7.00% (L + 6.00%)	3/3/2023	-	-	-	0.0%
Broder Bros., Co.	First lien senior secured loan	8.00% (L + 7.00%)	12/2/2022	5,369	5,044	5,369	1.7%
CGI Automated Manufacturing, LLC	First lien senior secured loan	6.50% (L + 5.50%)	12/17/2026	18,478	18,020	18,478	5.9%
	First lien senior secured delayed draw loan	6.50% (L + 5.50%)	12/17/2026	-	-	-	0.0%
	First lien senior secured revolving loan	6.50% (L + 5.50%)	12/17/2026	-	-	-	0.0%
Eastern Wholesale Fence	First lien senior secured revolving loan	8.00% (L + 7.00%)	10/30/2025	1,035	1,002	1,035	0.3%
	First lien senior secured loan	8.00% (L + 7.00%)	10/30/2025	3,317	3,210	3,317	1.1%
	First lien senior secured loan	8.00% (L + 7.00%)	10/30/2025	18,384	17,873	18,384	5.9%
EIS Legacy, LLC	First lien senior secured loan	6.50% (L + 5.50%)	11/1/2027	18,462	17,998	18,462	5.9%
	First lien senior secured delayed draw loan	6.50% (L + 5.50%)	11/1/2027	-	-	-	0.0%
	First lien senior secured revolving loan	6.50% (L + 5.50%)	11/1/2027	-	-	-	0.0%
Fastener Distribution Holdings, LLC	First lien senior secured delayed draw loan	8.00% (L + 7.00%)	4/1/2022	2,205	2,194	2,205	0.7%
	First lien senior secured loan	8.00% (L + 7.00%)	4/1/2022	1,942	1,939	1,942	0.6%
I.D. Images Acquisition, LLC	First lien senior secured delayed draw loan	7.25% (L + 6.25%)	1/30/2023	2,634	2,609	2,634	0.9%
	First lien senior secured revolving loan	7.25% (L + 6.25%)	7/30/2026	450	420	450	0.2%
	First lien senior secured loan	7.25% (L + 6.25%)	7/30/2026	15,570	15,353	15,570	5.0%
Refrigeration Sales Corp.	First lien senior secured loan	7.50% (L + 6.50%)	6/22/2026	6,945	6,835	6,945	2.2%
United Safety & Survivability Corporation (USSC)	First lien senior secured loan	7.00% (L + 6.00%)	9/30/2027	12,690	12,439	12,690	4.1%
	First lien senior secured revolving loan	7.00% (L + 6.00%)	9/30/2027	402	379	402	0.1%
	First lien senior secured delayed draw loan	7.00% (L + 6.00%)	9/30/2023	-	-	-	0.0%
				112,749	110,078	112,749	36.2%
Commercial & professional services
4 Over International, LLC	First lien senior secured loan	7.50% (L + 6.50%)	10/29/2027	24,875	24,249	24,875	8.0%
Advanced Environmental Monitoring (5)	First lien senior secured loan	8.00% (L + 7.00%)	1/29/2026	7,372	7,159	7,372	2.4%
American Equipment Holdings LLC	First lien senior secured delayed draw loan	7.00% (L + 6.00%)	11/3/2026	6,367	6,242	6,367	2.1%
	First lien senior secured revolving loan	7.00% (L + 6.00%)	11/3/2026	425	383	425	0.1%
	First lien senior secured loan	7.00% (L + 6.00%)	11/3/2026	16,511	16,188	16,511	5.3%
Arborworks Acquisition LLC	First lien senior secured revolving loan	7.00% (L + 6.00%)	11/9/2026	1,469	1,378	1,469	0.5%
	First lien senior secured loan	8.00% (L + 7.00%)	11/9/2026	20,312	19,914	20,312	6.5%
Gusmer Enterprises, Inc.	First lien senior secured delayed draw loan	7.00% (L + 6.00%)	5/7/2027	4,737	4,641	4,737	1.5%
	First lien senior secured revolving loan	7.00% (L + 6.00%)	5/7/2027	-	-	-	0.0%
	First lien senior secured loan	7.00% (L + 6.00%)	5/7/2027	3,500	3,388	3,500	1.1%
PMFC Holding, LLC	First lien senior secured delayed draw loan	7.50% (L + 6.50%)	7/31/2023	2,847	2,829	2,847	0.9%
	First lien senior secured loan	7.50% (L + 6.50%)	7/31/2023	5,676	5,639	5,676	1.8%
	First lien senior secured revolving loan	7.50% (L + 6.50%)	7/31/2023	-	-	-	0.0%
Regiment Security Partners LLC	First lien senior secured loan	8.00% (L + 7.00%)	9/15/2026	6,539	6,389	6,539	2.1%
	First lien senior secured delayed draw loan	8.00% (L + 7.00%)	9/15/2023	-	-	-	0.0%
	First lien senior secured revolving loan	8.00% (L + 7.00%)	9/15/2026	-	-	-	0.0%
The Kleinfelder Group, Inc.	First lien senior secured loan	6.25% (L + 5.25%)	11/15/2027	12,889	12,766	12,889	4.1%
				113,519	111,165	113,519	36.4%
Consumer durables & apparel
BCI Burke Holding Corp.	First lien senior secured loan	6.75% (L + 5.75%)	12/14/2027	17,303	16,997	17,303	5.5%
	First lien senior secured revolving loan	6.75% (L + 5.75%)	6/14/2027	389	360	389	0.1%
	First lien senior secured delayed draw loan	6.75% (L + 5.75%)	12/14/2023	-	-	-	0.0%
BEL USA, LLC	First lien senior secured loan	9.50% (L + 8.00%)	11/2/2023	148	147	146	0.0%
	First lien senior secured loan	8.50% (L + 7.00%, includes 1.275% PIK)	11/2/2023	8,988	8,835	8,853	2.8%
Curio Brands, LLC	First lien senior secured loan	6.50% (L + 5.50%)	12/21/2027	18,054	17,575	18,054	5.8%
	First lien senior secured delayed draw loan	6.50% (L + 5.50%)	12/21/2023	-	-	-	0.0%
	First lien senior secured revolving loan	6.50% (L + 5.50%)	12/21/2027	-	-	-	0.0%
MacNeill Pride Group	First lien senior secured revolving loan	7.50% (L + 6.50%)	4/22/2026	1,429	1,407	1,429	0.5%
	First lien senior secured delayed draw loan	7.50% (L + 6.50%)	4/22/2026	1,961	1,937	1,961	0.6%
	First lien senior secured loan	7.50% (L + 6.50%)	4/22/2026	8,706	8,598	8,706	2.8%
New Era Cap Company, Inc.	First lien senior secured loan	7.50% (L + 6.50%)	9/10/2023	12,724	12,624	12,724	4.1%
Trademark Global LLC	First lien senior secured loan	7.00% (L + 6.00%)	7/30/2024	11,510	11,404	11,510	3.7%
	First lien senior secured revolving loan	7.00% (L + 6.00%)	7/30/2024	2,280	2,254	2,280	0.7%
	First lien senior secured delayed draw loan	7.00% (L + 6.00%)	7/30/2023	-	-	-	0.0%
YS Garments, LLC	First lien senior secured loan	7.00% (L + 6.00%)	8/9/2024	7,936	7,779	7,936	2.6%
				91,428	89,917	91,291	29.2%
Diversified financials
Atria Wealth Solutions, Inc.	First lien senior secured loan	7.00% (L + 6.00%)	11/30/2022	5,191	5,156	5,191	1.7%
				5,191	5,156	5,191	1.7%

See accompanying notes to financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2021

(amounts in 000’s)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Debt and Equity Investments
Private Credit Investments(4)
Automobiles & components
Food & beverage
Siegel Egg Co., LLC	First lien senior secured loan	7.00% (L + 6.00%)	12/29/2026	15,742	15,450	15,742	5.1%
	First lien senior secured revolving loan	7.00% (L + 6.00%)	12/29/2026	1,029	966	1,029	0.3%
				16,771	16,416	16,771	5.4%
Health care equipment & services
Brightview, LLC	First lien senior secured loan	6.75% (L + 5.75%)	4/12/2024	13,133	12,956	13,133	4.2%
	First lien senior secured delayed draw loan	6.75% (L + 5.75%)	4/12/2024	-	-	-	0.0%
	First lien senior secured revolving loan	6.75% (L + 5.75%)	4/12/2024	-	-	-	0.0%
Dermatologists of Southwestern Ohio, LLC	First lien senior secured loan	9.50% (L + 8.50%)	4/20/2022	1,282	1,270	1,282	0.4%
Guardian Dentistry Partners	First lien senior secured loan	6.75% (L + 5.75%)	8/20/2026	8,222	7,860	8,222	2.6%
	First lien senior secured delayed draw loan	6.75% (L + 5.75%)	8/20/2026	-	-	-	0.0%
OMH-HealthEdge Holdings, LLC	First lien senior secured loan	6.50% (L + 5.25%)	10/24/2025	12,375	12,138	12,375	4.0%
SGA Dental Partners Holdings, LLC	First lien senior secured loan	6.50% (L + 5.50%)	12/30/2026	12,069	11,681	12,069	3.9%
	First lien senior secured delayed draw loan	6.50% (L + 5.50%)	12/30/2026	-	-	-	0.0%
	First lien senior secured revolving loan	6.50% (L + 5.50%)	12/30/2026	-	-	-	0.0%
West Dermatology Management Holdings, LLC	First lien senior secured loan	7.00% (L + 6.00%)	2/11/2025	1,975	1,957	1,975	0.6%
				49,056	47,862	49,056	15.7%
Household & personal products
DRS Holdings III, Inc. (Dr. Scholl’s)	First lien senior secured loan	6.75% (L + 5.75%)	11/1/2025	12,129	12,014	12,129	3.9%
	First lien senior secured revolving loan	6.75% (L + 5.75%)	11/1/2025	-	-	-	0.0%
Home Brands Group Holdings, Inc. (ReBath)	First lien senior secured loan	6.00% (L + 5.00%)	11/8/2026	20,988	20,537	20,988	6.7%
	First lien senior secured revolving loan	6.00% (L + 5.00%)	11/8/2026	-	-	-	0.0%
PH Beauty Holdings III, Inc.	First lien senior secured loan	5.18% (L + 5.00%)	9/28/2025	9,642	9,287	9,642	3.1%
				42,759	41,838	42,759	13.7%
Materials
Cyalume Technologies Holdings, Inc.	First lien senior secured loan	6.50% (L + 5.50%)	8/30/2024	1,657	1,644	1,657	0.5%
Drew Foam Companies, Inc.	First lien senior secured loan	7.00% (L + 6.00%)	11/5/2025	7,450	7,360	7,450	2.4%
Fralock Buyer LLC	First lien senior secured loan	6.50% (L + 5.50%)	4/17/2024	9,251	9,091	9,251	3.0%
	First lien senior secured loan	6.50% (L + 5.50%)	4/17/2024	2,453	2,413	2,453	0.8%
	First lien senior secured revolving loan	6.50% (L + 5.50%)	4/17/2024	-	-	-	0.0%
USALCO, LLC	First lien senior secured revolving loan	7.00% (L + 6.00%)	10/19/2026	191	142	191	0.1%
	First lien senior secured loan	7.00% (L + 6.00%)	10/19/2027	19,375	18,918	19,375	6.2%
				40,377	39,568	40,377	13.0%
Pharmaceuticals, biotech & life sciences
Foundation Consumer Brands	First lien senior secured loan	7.38% (L + 6.38%)	2/12/2027	8,485	8,407	8,485	2.7%
	First lien senior secured revolving loan	7.38% (L + 6.38%)	2/12/2027	-	-	-	0.0%
				8,485	8,407	8,485	2.7%
Retailing
Sundance Holdings Group, LLC (5)	First lien senior secured loan	7.00% (L + 6.00%)	5/1/2024	9,522	9,164	9,522	3.1%
				9,522	9,164	9,522	3.1%
Software & services
Improving Acquisition LLC	First lien senior secured loan	7.50% (L + 6.50%)	7/26/2024	603	598	603	0.2%
Peak Technologies	First lien senior secured loan	8.09% (L + 7.09%)	4/1/2026	12,800	12,678	12,800	4.1%
	First lien senior secured loan	7.50% (L + 6.50%)	4/1/2026	662	649	662	0.2%
				14,065	13,925	14,065	4.5%
Telecommunication services
Centerline Communications, LLC	First lien senior secured loan	6.50% (L + 5.50%)	8/10/2027	9,265	9,082	9,265	3.0%
	First lien senior secured delayed draw loan	6.50% (L + 5.50%)	8/10/2023	5,746	5,622	5,746	1.9%
	First lien senior secured revolving loan	6.50% (L + 5.50%)	8/10/2027	1,200	1,166	1,200	0.4%
	First lien senior secured loan	6.50% (L + 5.50%)	8/10/2027	5,985	5,870	5,985	1.9%
Corbett Technology Solutions, Inc.	First lien senior secured revolving loan	6.00% (L + 5.00%)	10/29/2027	381	248	381	0.1%
	First lien senior secured delayed draw loan	6.00% (L + 5.00%)	4/29/2023	9,530	9,435	9,530	3.1%
	First lien senior secured loan	6.00% (L + 5.00%)	10/27/2027	13,564	13,298	13,564	4.3%
Network Connex (f/k/a NTI Connect, LLC)	First lien senior secured loan	6.00% (L + 5.00%)	4/5/2026	5,302	5,209	5,302	1.7%
				50,973	49,930	50,973	16.4%
Total Private Credit Debt Investments				578,282	566,366	578,195	185.5%

See accompanying notes to financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2021

(amounts in 000’s)

	Number of Units	Cost	Fair Value	Percentage of Net Assets
Equity Investments
Food & beverage
Siegel Parent, LLC (6)	0.250	250	250	0.1%
Total Private Equity Investments	0.250	250	250	0.1%

Total Private Investments		$566,616	$578,445	185.6%

	Number of		Fair	Percentage
	Shares	Cost	Value	of Net Assets
Short-Term Investments
First American Treasury Obligations Fund - Institutional Class Z, 0.01% (7)	3,674	3,674	3,674	1.2%
Total Short-Term Investments	3,674	3,674	3,674	1.2%

Total Investments		$570,290	$582,119	186.8%

Liabilities in Excess of Other Assets			(270,150)	(86.8)%
Net Assets			$311,969	100.0%

(1)	As of December 31, 2021, all investments are non-controlled, non-affiliated investments. Non-controlled, non-affiliated investments are defined as investments in which the Company owns less than 5% of the portfolio company’s outstanding voting securities and does not have the power to exercise control over the management or policies of such portfolio company.
(2)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(3)	As of December 31, 2021, the tax cost of the Company’s investments approximates their amortized cost.
(4)	Loan contains a variable rate structure, that may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR) or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate).
(5)	The Company may be entitled to receive additional interest as a result of an arrangement with other lenders in the syndication. In exchange for the higher interest rate, the “last-out” portion is at a greater risk of loss. Certain lenders represent a “first out” portion of the investment and have priority to the “last-out” portion with respect to payments of principal and interest.
(6)	The Company owns 50% of a pass-through LLC, KSCF IV Equity Aggregator, LLC (the “Aggregator”), which holds 500 Class A units of Siegel Parent, LLC. The Aggregator’s ownership of Siegel Parent, LLC is 1.1442%. Through the Company’s ownership of the Aggregator, the Company owns 250 Class A units of Siegel Parent, LLC.
(7)	The indicated rate is the yield as of December 31, 2021.

See accompanying notes to financial statements.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Note 1. Organization

Organization

Kayne Anderson BDC, Inc. (the “Company”) is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, the Company intends to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

The Company was formed as a Delaware corporation to make investments in middle-market companies and commenced operations on February 5, 2021.

As of December 31, 2022, the Company has entered into subscription agreements with investors for an aggregate capital commitment of $808,212 to purchase shares of the Company’s common stock. See Note 12 – Subsequent Events.

KA Credit Advisors, LLC (the “Advisor”) is an indirect subsidiary of Kayne Anderson Capital Advisors, L.P. (“KACALP” or “Kayne Anderson”). The Advisor is registered with the Securities and Exchange Commission (“SEC”) as an investment advisor under the Investment Advisory Act of 1940, as amended. Subject to the overall supervision of the Company’s board of directors (the “Board”), the Advisor is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments, determining the value of the investments and monitoring its investments and portfolio companies on an ongoing basis. The Board consists of seven directors, four of whom are independent. See Note 12 – Subsequent Events.

The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in middle-market companies.

The Company conducts private offerings of its Common Stock to investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). At the closing of any private offering, each investor will make a capital commitment (a “Capital Commitment”) to purchase shares of its Common Stock (“Shares”) pursuant to a subscription agreement entered into with the Company. Investors will be required to fund drawdowns to purchase Shares up to the amount of their respective Capital Commitments each time the Company delivers a notice to the investors. Following the initial closing of the private offering (the “Initial Closing”) on February 5, 2021 and prior to any Liquidity Event (as defined below), the Advisor may, in its sole discretion, permit additional closings of the private offering. A “Liquidity Event” is defined as (a) an initial public offering of Shares (the “Initial Public Offering”) or the listing of Shares on an exchange (together with the Initial Public Offering, an “Exchange Listing”), (b) the sale of the Company or (c) a disposition of the Company’s investments and distribution of the net proceeds (after repayment of borrowed funds or other forms of leverage) to the Company’s investors.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Note 2. Significant Accounting Policies

A. Basis of Presentation—the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company is an investment company and follows accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946 — “Financial Services — Investment Companies.” In the opinion of management, all adjustments, which are of a normal recurring nature, considered necessary for the fair statement of the consolidated financial statements for the periods presented, have been included.

B. Consolidation—As provided under Regulation S-X and ASC Topic 946 – “Financial Services – Investment Companies”, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company’s wholly-owned subsidiaries, Kayne Anderson BDC Financing, LLC, (“KABDCF”) and KABDC Corp, LLC, in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

C. Use of Estimates—the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ materially from those estimates.

D. Cash and Cash Equivalents—cash and cash equivalents include short-term, liquid investments with an original maturity of three months or less and include money market fund accounts.

E. Investment Valuation, Fair Value—the Company conducts the valuation of its investments consistent with GAAP and the 1940 Act. The Company’s investments will be valued no less frequently than quarterly, in accordance with the terms of Topic 820 of the Financial Accounting Standards Board’s Accounting Standards Codification, Fair Value Measurement and Disclosures (“ASC 820”).

In December 2020, the SEC adopted Rule 2a-5 under the 1940 Act, establishing requirements to determine fair value in good faith for purposes of the 1940 Act. Pursuant to Rule 2a-5 and effective September 1, 2022, the Board of Directors designated the Advisor as the “valuation designee” to perform fair value determinations of the Company’s portfolio holdings, subject to oversight by and periodic reporting to the Board. The valuation designee will perform fair valuation of the Company’s portfolio holdings in accordance with the Company’s Valuation Program, as approved by the Board. The Advisor’s internal valuation process did not materially change as a result of Rule 2a-5.

Traded Investments (Level 1 or Level 2)

Investments for which market quotations are readily available will typically be valued at those market quotations. Traded investments such as corporate bonds, preferred stock, bank notes, loans or loan participations are valued by using the bid price provided by an independent pricing service, by an independent broker, the agent bank, syndicate bank or principal market maker. When price quotes for investments are not available, or such prices are stale or do not represent fair value in the judgment of the Company’s Advisor, fair market value will be determined using the Company’s valuation process for investments that are privately issued or otherwise restricted as to resale.

The Company may also invest, to a lesser extent, in equity securities purchased in conjunction with debt investments. While the Company anticipates these equity securities to be issued by privately held companies, the Company may hold equity securities that are publicly traded. Equity securities listed on any exchange other than the NASDAQ Stock Market, Inc. (“NASDAQ”) are valued, except as indicated below, at the last sale price on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the most recent bid and ask prices on such day. Securities admitted to trade on the NASDAQ are valued at the NASDAQ official closing price. Equity securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined at the close of the exchange representing the principal market for such securities. Equity securities traded in the over-the-counter market, but excluding securities admitted to trading on the NASDAQ, are valued at the closing bid prices.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Non-Traded Investments (Level 3)

Investments that are privately issued or otherwise restricted as to resale, as well as any security for which (a) reliable market quotations are not available in the judgment of the Company’s Advisor, or (b) the independent pricing service or independent broker does not provide prices or provides a price that in the judgment of the Company’s Advisor is stale or does not represent fair value, shall each be valued in a manner that most fairly reflects fair value of the security on the valuation date. The Company expects that a significant majority of its investments will be Level 3 investments. Unless otherwise determined by the Advisor, the following valuation process is used for the Company’s Level 3 investments:

●	Valuation Designee. The applicable investments will be valued no less frequently than quarterly by the Advisor, with new investments valued at the time such investment was made. The value of each Level 3 investment will be initially reviewed by the persons responsible for such portfolio company or investment. The Advisor will use a standardized template designed to approximate fair market value based on observable market inputs, updated credit statistics and unobservable inputs to determine a preliminary value. The Advisor will specify the titles of the persons responsible for determining the fair value of Company investments, including by specifying the particular functions for which they are responsible, and will reasonably segregate fair value determinations from the portfolio management of the Company such that the portfolio manager(s) may not determine, or effectively determine by exerting substantial influence on, the fair values ascribed to portfolio investments.

●	Valuation Firm. Quarterly, third-party valuation firms engaged by the Advisor review the valuation methodologies and calculations employed for each of the Company’s investments that the Advisor has placed on the “watch list” and approximately 25% of the Company’s remaining investments. The third-party valuation firms will review and independently value all of the Level 3 investments at least once per year, on a rolling twelve-month basis. The quarterly report issued by these third-party valuation firms will provide positive assurance on the fair values of the investments reviewed.

●	Oversight. The Board has appointed the Advisor as the valuation designee for the Company for purposes of making determinations of fair value as permitted by Rule 2a-5 under the 1940 Act. The Audit Committee shall aid the Board in overseeing the Advisor’s fair valuation of securities that are not publicly traded or for which current market values are not readily available. The Audit Committee shall meet quarterly to review the fair value determinations, processes and written reports of the Advisor and third-party valuation firms as part of the Board’s oversight responsibilities.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Company’s financial statements will express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

F. Interest Income Recognition— Interest income is recorded on an accrual basis and includes the accretion of discounts, amortization of premiums and payment-in-kind (“PIK”) interest. Discounts from and premiums to par value on investments purchased are accreted/amortized into interest income over the life of the respective security using the effective yield method. To the extent loans contain PIK provisions, PIK interest, computed at the contractual rate specified in each applicable agreement, is accrued and recorded as interest income and added to the principal balance of the loan. PIK interest income added to the principal balance is generally collected upon repayment of the outstanding principal. To maintain the Company’s status as a RIC, this non-cash source of income must be paid out to stockholders in the form of dividends for the year the income was earned, even though the Company has not yet collected the cash. The amortized cost of investments represents the original cost adjusted for any accretion of discounts, amortization of premiums and PIK interest.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or when there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon the Company’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest are paid or there is no longer any reasonable doubt that such principal or interest will be collected in full and, in the Company’s judgment, are likely to remain current. The Company may make exceptions to this policy if the loan has sufficient collateral value (i.e., typically measured as enterprise value of the portfolio company) or is in the process of collection.

G. Debt Issuance Costs—Costs incurred by the Company related to the issuance of its debt (credit facilities) are capitalized and amortized over the period the debt is outstanding. The Company has classified the costs incurred to issue its credit facilities as a deduction from the carrying value of the credit facilities on the Statement of Assets and Liabilities. For the purpose of calculating the Company’s asset coverage ratios pursuant to the 1940 Act, deferred issuance costs are not deducted from the carrying value of debt or preferred stock.

H. Dividends to Common Stockholders—Distributions to common stockholders are recorded on the record date. The amount to be paid out as a dividend is determined by the Company’s board of directors each quarter and is generally based upon the earnings estimated by management and considers the level of undistributed taxable income carried forward from the prior year for distribution in the current year. Net realized capital gains, if any, are generally distributed, although the Company may decide to retain such capital gains for investment.

I. Organizational Costs—organizational expenses include costs and expenses relating to the formation and organization of the Company. The Company has agreed to reimburse the Advisor for these costs which are expensed as incurred.

J. Offering Costs—offering costs include costs and expenses incurred in connection with the offering of the Company’s common stock. These initial costs are capitalized as deferred offering expenses and included in prepaid expenses and other assets on the Statement of Assets and Liabilities. These costs are amortized over a twelve-month period beginning with the commencement of operations. These expenses consist primarily of legal fees and other costs incurred in connection with the Company’s share offerings, the preparation of the Company’s registration statement and registration fees. The Company has agreed to reimburse the Advisor for these costs.

K. Income Taxes—it is the Company’s intention to continue to be treated as and to qualify each year for special tax treatment afforded a RIC under the Code. As long as the Company meets certain requirements that govern its sources of income, diversification of assets and timely distribution of earnings to stockholders, the Company will not be subject to U.S. federal income tax.

The Company must pay distributions equal to 90% of its investment company taxable income (ordinary income and short-term capital gains) to qualify as a RIC and it must distribute all of its taxable income (ordinary income, short-term capital gains and long-term capital gains) to avoid federal income taxes. The Company will be subject to federal income tax on any undistributed portion of income. For purposes of the distribution test, the Company may elect to treat as paid on the last day of its taxable year all or part of any distributions that are declared after the end of its taxable year if such distributions are declared before the due date of its tax return, including any extensions.

All RICs are subject to a non-deductible 4% excise tax on income that is not distributed on a timely basis in accordance with the calendar year distribution requirements. To avoid the tax, the Company must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its net capital gains for the one-year period ending on December 31, the last day of our taxable year, and (iii) undistributed amounts from previous years on which the Company paid no U.S. federal income tax. A distribution will be treated as paid during the calendar year if it is paid during the calendar year or declared by the Company in October, November or December of such year, payable to stockholders of record on a date during such months and paid by the Company no later than January of the following year. Any such distributions paid during January of the following year will be deemed to be received by stockholders on December 31 of the year the distributions are declared, rather than when the distributions are actually received.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

L. LIBOR Transition — The U.K. Financial Conduct Authority (“FCA”) announced that certain London Interbank Offered Rate (“LIBOR”) tenors in certain currencies ceased to be provided at the end of 2021 with all remaining tenors ceasing in June 2023. Alternatives to LIBOR have been established, or are in development in most major currencies, including the Secured Overnight Financing Rate (“SOFR”) that is intended to replace U.S. dollar LIBOR. Markets are developing in response to these new reference rates. The LIBOR transition has become increasingly well-defined in advance of its anticipated discontinuation, but uncertainty remains related to the liquidity impact of the change in rates, and how to appropriately adjust these rates at the time of transition. At this time, it is not possible to predict fully the ultimate outcome of these changes.

M. Commitments and Contingencies—in the normal course of business, the Company may enter into contracts that provide a variety of general indemnifications. Any exposure to the Company under these arrangements could involve future claims that may be made against the Company. Currently, no such claims exist or are expected to arise and, accordingly, the Company has not accrued any liability in connection with such indemnifications.

Note 3. Agreements and Related Party Transactions

 A. Administration Agreement—on February 5, 2021, the Company entered into an Administration Agreement with its Advisor, which serves as its Administrator and will provide or oversee the performance of its required administrative services and professional services rendered by others, which will include (but not limited to), accounting, payment of our expenses, legal, compliance, operations, technology and investor relations, preparation and filing of its tax returns, and preparation of financial reports provided to its stockholders and filed with the SEC.

The Company will reimburse the Administrator for its costs and expenses incurred in performing its obligations under the Administration Agreement, which may include, after completion of our Exchange Listing, its allocable portion of office facilities, overhead, and compensation paid to or compensatory distributions received by its officers (including our Chief Compliance Officer and Chief Financial Officer) and its respective staff who provide services to the Company. As the Company reimburses the Administrator for its expenses, the Company will indirectly bear such cost. The Administration Agreement may be terminated by either party with 60 days’ written notice.

B. Investment Advisory Agreement—on February 5, 2021, the Company entered into an Investment Advisory Agreement with its Advisor. Pursuant to the Investment Advisory Agreement with its Advisor, the Company will pay its Advisor a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The Advisor may, from time-to-time, grant waivers on the Company’s obligations, including waivers of the base management fee and/or incentive fee, under the Investment Advisory Agreement. The Investment Advisory Agreement may be terminated by either party with 60 days’ written notice.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Base Management Fee

Prior to an Exchange Listing, the base management fee will be calculated at an annual rate of 0.90% of the fair market value of the Company’s investments including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase. After an Exchange Listing, the base management fee will be calculated at an annual rate of 1.50% of the fair market value of the Company’s investments. However, following an Exchange Listing, if borrowed funds or other forms of leverage utilized to finance the Company’s investments is greater than a debt-to-equity ratio of 1.0x, the base management fee will be 1.00% of the fair market value of the portion of the Company’s investments financed with borrowed funds or other forms of leverage above a 1.0x debt-to-equity ratio.

The base management fee will be payable quarterly in arrears and calculated based on the average of the Company’s fair market value of investments, at the end of the two most recently completed calendar quarters, including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase. Base management fees for any partial quarter will be appropriately pro-rated.

For the years ended December 31, 2022 and 2021, the Company incurred base management fees of $7,147 and $2,095, respectively

Incentive Fee

The Company will also pay the Advisor an incentive fee. The incentive fee will consist of two parts—an incentive fee on income and an incentive fee on capital gains. Described in more detail below, these components of the incentive fee will be largely independent of each other with the result that one component may be payable even if the other is not.

Incentive Fee on Income

The incentive fee based on income (the “income incentive fee”) is determined and paid quarterly in arrears in cash (subject to the limitations described in “Payment of Incentive Fees” below). The Company’s quarterly pre-incentive fee net investment income must exceed a preferred return of 1.50% of the Company’s NAV at the end of the immediately preceding calendar quarter (6.0% annualized but not compounded) (the “Hurdle Amount”) in order for the Company to receive an income incentive fee. The income incentive fee is calculated as follows:

●	Prior to an Exchange Listing: 100% of our pre-incentive fee net investment income for the immediately preceding calendar quarter in excess of 1.50% of the Company’s NAV at the end of the immediately preceding calendar quarter until the Advisor has received 10% of the total pre-incentive fee net income for that calendar quarter and, for pre-incentive fee net investment income in excess of 1.6667%, 10% of all remaining pre-incentive fee net investment income for that quarter.

●	After an Exchange Listing: 100% of the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter in excess of 1.50% of the Company’s NAV at the end of the immediately preceding calendar quarter until the Advisor has received 15% of the total pre-incentive fee net income for that calendar quarter and, for pre-incentive fee net investment income in excess of 1.7647%, 15% of all remaining pre-incentive fee net investment income for that quarter.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Incentive Fee on Capital Gains

The incentive fee on capital gains (the “capital gains incentive fee”) will be calculated and payable in arrears in cash as follows:

●	Prior to an Exchange Listing: 10% of the Company’s realized capital gains, if any, on a cumulative basis from formation through (a) the day before an Exchange Listing, (b) upon consummation of a Liquidity Event or (c) upon the termination of the Investment Advisory Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis. For the purpose of computing the capital gain incentive fee, the calculation methodology will look through derivative financial instruments or swaps as if the Company owned the reference assets directly.

●	After an Exchange Listing: 15% of the Company’s realized capital gains, if any, on a cumulative basis from formation through the end of a given calendar year or upon termination of the Investment Advisory Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

Payment of Incentive Fees

Prior to an Exchange Listing, any incentive fees earned by the Advisor shall accrue as earned but only become payable in cash to the Advisor upon consummation of an Exchange Listing. To the extent the Company does not complete an Exchange Listing, the incentive fees will be payable to the Advisor (a) upon consummation of a sale of the Company or (b) once substantially all the proceeds from a Company Liquidation payable to the Company’s stockholders have been distributed to such stockholders.

For the year ended December 31, 2022, the Company incurred incentive fees on income of $4,698 and no incentive fees on capital gains. For the year ended December 31, 2021, the Company incurred incentive fees on income of $31 and on realized gains $34 (total of $65).

C. Other—KACALP, an affiliate of the Advisor, made an equity contribution of $10 to the Company on December 18, 2018.

Note 4. Investments

The following table presents the composition of the Company’s investment portfolio at amortized cost and fair value as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
First-lien senior secured debt investments	$1,141,538	$1,157,971	$566,366	$578,195
Equity investments	6,250	7,148	250	250
Short-term investments	9,847	9,847	3,674	3,674
Total Investments	$1,157,635	$1,174,966	$570,290	$582,119

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

As of December 31, 2022, $45,901 of the Company’s total assets were non-qualifying assets as defined by Section 55(a) of the 1940 Act. As of December 31, 2021, all of the Company’s investments were qualifying assets as defined by Section 55(a) of the 1940 Act.

Beginning with the three months ended March 31, 2022, the Company uses Global Industry Classification Standards (GICS), Level 3 – Industry, for classifying the industry groupings of its portfolio companies. As of December 31, 2021, the Company used GICS, Level 2 – Industry Group.

The industry composition of long-term investments based on fair value as of December 31, 2022 and 2021 was as follows:

December 31, 2022

Trading companies & distributors	12.9%
Commercial services & supplies	11.9%
Food products	10.9%
Health care providers & services	9.8%
Professional services	5.5%
Containers & packaging	4.5%
Aerospace & defense	4.1%
Textiles, apparel & luxury goods	4.1%
IT services	3.9%
Building products	3.4%
Software	3.0%
Chemicals	2.9%
Diversified telecommunication services	2.6%
Wireless telecommunication services	2.5%
Leisure products	2.3%
Auto components	2.3%
Machinery	2.2%
Household durables	1.8%
Healthcare equipment & supplies	1.8%
Personal products	1.7%
Household products	1.6%
Insurance	1.3%
Biotechnology	1.0%
Specialty retail	0.7%
Pharmaceuticals	0.6%
Asset management & custody banks	0.4%
Electronic equipment, instruments & components	0.3%
Total	100.0%

December 31, 2021

Commercial & professional services	19.6%
Capital goods	19.5%
Consumer durables & apparel	15.8%
Telecommunication services	8.8%
Health care equipment & services	8.5%
Household & personal products	7.4%
Materials	7.0%
Automobiles & components	4.1%
Food & beverage	2.9%
Software & services	2.4%
Retailing	1.6%
Pharmaceuticals, biotech & life sciences	1.5%
Diversified financials	0.9%
Total	100.0%

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Note 5. Fair Value

The Fair Value Measurement Topic of the FASB Accounting Standards Codification (ASC 820) defines fair value as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants under current market conditions at the measurement date. As required by ASC 820, the Company has performed an analysis of all investments measured at fair value to determine the significance and character of all inputs to their fair value determination. Inputs are the assumptions, along with considerations of risk, that a market participant would use to value an asset or a liability. In general, observable inputs are based on market data that is readily available, regularly distributed and verifiable that the Company obtains from independent, third-party sources. Unobservable inputs are developed by the Company based on its own assumptions of how market participants would value an asset or a liability.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories.

Level 1 — Valuations based on quoted unadjusted prices for identical instruments in active markets traded on a national exchange to which the Company has access at the date of measurement.

Level 2 — Valuations based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers.

Level 3 — Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company’s own assumptions that market participants would use to price the asset or liability based on the best available information.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

The following table presents the fair value hierarchy of investments as of December 31, 2022 and 2021. Note that the valuation levels below are not necessarily an indication of the risk or liquidity associated with the underlying investment.

	Fair Value Hierarchy as of December 31, 2022
Investments:	Level 1	Level 2	Level 3	Total
First-lien senior secured debt investments	$-	$-	$1,157,971	$1,157,971
Equity investments	-	-	7,148	7,148
Short-term investments	9,847	-	-	9,847
Total Investments	$9,847	$-	$1,165,119	$1,174,966

	Fair Value Hierarchy as of December 31, 2021
Investments:	Level 1	Level 2	Level 3	Total
First-lien senior secured debt investments	$-	$-	$578,195	$578,195
Equity investments	-	-	250	250
Short-term investments	3,674	-	-	3,674
Total Investments	$3,674	$-	$578,445	$582,119

For the years ended December 31, 2022 and 2021, the Company did not recognize any transfers to or from Level 3.

The following tables present changes in the fair value of investments for which Level 3 inputs were used to determine the fair value as of and for years ended December 31, 2022 and 2021:

	First-lien	Private
	senior secured	equity
For the year ended December 31, 2022	debt investments	investments	Total
Fair value, beginning of period	$578,195	$250	$578,445
Purchases of investments	712,387	6,000	718,387
Proceeds from sales of investments and principal repayments	(142,118)	-	(142,118)
Net change in unrealized gain (loss)	4,604	898	5,502
Net realized gain (loss)	84	-	84
Net accretion of discount on investments	4,819	-	4,819
Transfers into (out of) Level 3	-	-	-
Fair value, end of period	$1,157,971	$7,148	$1,165,119

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

	First-lien	Private
	senior secured	equity
For the year ended December 31, 2021	debt investments	investments	Total
Fair value, beginning of period	$-	$-	$-
Purchases of investments	626,555	250	626,805
Proceeds from sales of investments and principal repayments	(61,520)	-	(61,520)
Net change in unrealized gain (loss)	11,829	-	11,829
Net realized gain (loss)	156	-	156
Net accretion of discount on investments	1,175	-	1,175
Transfers into (out of) Level 3	-	-	-
Fair value, end of period	$578,195	$250	$578,445

The increase in unrealized gain (loss) relates to investments that were held during the period. The Company includes these unrealized gains and losses on the Statement of Operations – Net Change in Unrealized Gains (Losses).

Valuation Techniques and Unobservable Inputs

Non-traded debt investments are typically valued using either a market yield analysis or an enterprise value analysis. For debt investments that are not considered to be credit impaired, the Company uses a market yield analysis to determine fair value. If the debt investment is considered to be credit impaired (which is determined by performing an enterprise value analysis), the Company will use the enterprise value analysis or a liquidation basis analysis to determine fair value.

To determine fair value using a market yield analysis, the Company discounts the contractual cash flows of each investment at an appropriate discount rate (the market yield). To determine the estimated market yield for its debt investments, the Company analyzes changes in the risk/reward (measured by yields and leverage) of middle market indices as compared to changes in risk/reward for the underlying investment and estimates the appropriate discount rate for such debt investment. In this context, the discount rate and fair market value of the investment is impacted by the structure and pricing of the security relative to current market yields for similar investments in similar businesses as well as the financial performance of such business. In performing this analysis, the Company considers data sources including, but not limited to: (i) industry publications, such as S&P Global’s High-End Middle Market Lending Review; Thomson Reuter’s Refinitiv Middle Market Monthly Stats; CapitalIQ; Pitchbook News; The Lead Left, and other data sources; (ii) comparable investments reviewed or completed by affiliates of the Advisor, and (iii) information obtained and provided by the Advisor’s independent valuation managers.

To determine if a debt investment is credit impaired, the Company estimates the enterprise value of the business and compares such estimate to the outstanding indebtedness of such business. The Company utilizes the following valuation methodologies to determine the estimated enterprise value of the company: (i) analysis of valuations of publicly traded companies in a similar line of business (“public company comparable analysis”), (ii) analysis of valuations of M&A transaction valuations for companies in a similar line of business (“precedent transaction analysis”), (iii) discounted cash flows (“DCF analysis”) and (iv) other valuation methodologies.

In determining the non-traded debt investment valuations, the following factors are considered, where relevant: the nature and realizable value of any collateral; the company’s ability to make interest payments, amortization payments (if any) and other fixed charges; call features, put features and other relevant terms of the debt security; the company’s historical and projected financial results; the markets in which the company does business; changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be valued; and other relevant factors.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Equity investments in private companies are typically valued using one of or a combination of the following valuation techniques: (i) public company comparable analysis, (ii) precedent transaction analysis and (iii) DCF analysis.

Under all of these valuation techniques, the Advisor estimates operating results of the companies in which it invests, including earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) and free cash flow. These estimates utilize unobservable inputs such as historical operating results, which may be unaudited, and projected operating results, which will be based on operating assumptions for such company. Investment performance data utilized will be the most recently available as of the measurement date which in many cases may reflect up to a one quarter lag in information. These estimates will be sensitive to changes in assumptions specific to such company as well as general assumptions for the industry. Other unobservable inputs utilized in the valuation techniques outlined above include: discounts for lack of marketability, selection of publicly traded companies, selection of similar precedent transactions, selected ranges for valuation multiples and expected required rates of return (discount rates).

Quantitative Table for Valuation Techniques

The following tables present quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of December 31, 2022 and 2021. The tables are not intended to be all-inclusive but instead capture the significant unobservable inputs relevant to the Advisor’s determination of fair value.

	As of December 31, 2022
		Valuation	Unobservable		Weighted
	Fair Value	Technique	Input	Range	Average
First-lien senior secured debt investments	$1,157,971	Discounted cash flow analysis	Discount rate	8.4% - 15.0%	10.1%

Equity investments	$1,988	Precedent Transaction Analysis	Original Cost	1.0	1.0
	5,160	Comparable Multiples	EV / EBITDA	6.6 – 17.2	12.7
	$1,165,119

	As of December 31, 2021
		Valuation	Unobservable		Weighted
	Fair Value	Technique	Input	Range	Average
First-lien senior secured debt investments	$578,195	Market Approach - Yield Analysis	Credit Spreads	5.00% - 8.50%	6.00%

Equity investments	$250	Precedent Transaction Analysis	Transaction Price	1.0	1.0
	$578,445

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Note 6. Debt

Subscription Credit Agreement

As of December 31, 2022, the Company had a $125,000 credit agreement (the “Subscription Credit Agreement”) with certain lenders party thereto. The Subscription Credit Agreement permits the Company to elect the commitment amount each quarter to borrow up to $125,000, subject to availability under the borrowing base which is calculated based on the unused capital commitments of the investors meeting various eligibility requirements. The interest rate under the Subscription Credit Agreement is equal to the Secured Overnight Funding Rate (“SOFR”) plus 1.975% (subject to a 0.275% SOFR floor). The Company is also required to pay a commitment fee of 0.25% per annum on any unused portion of the Subscription Credit Agreement. The Company also pays an extension fee of 0.05% per quarter on the elected commitment amount on the first day of each calendar quarter. The Subscription Credit Agreement will expire on December 31, 2023.

For the years ended December 31, 2022 and 2021, the average amount of borrowings outstanding under the Subscription Credit Agreement were $65,751 and $24,600, respectively, with a weighted average interest rate of 3.70% and 2.26%, respectively. As of December 31, 2022 and 2021, the Company had $108,000 and $105,000, respectively, outstanding under the Subscription Credit Agreement at a weighted average interest rate of 6.32% and 2.25%, respectively.

Corporate Credit Facility

As of December 31, 2022, the Company had a senior secured revolving credit facility (the “Corporate Credit Facility”), that has a total commitment of $400,000. The Company entered into the Corporate Credit Facility on February 18, 2022. The Corporate Credit Facility’s commitment termination date and the final maturity date are February 18, 2026 and February 18, 2027, respectively. The Corporate Credit Facility also provides for a feature that allows the Company, under certain circumstances, to increase the overall size of the Corporate Credit Facility to a maximum of $550,000. The interest rate on the Corporate Credit Facility is equal to Term SOFR (a forward-looking rate based on SOFR futures) plus an applicable spread of 2.35% per annum or an “alternate base rate” (as defined in the agreements governing the Corporate Credit Facility) plus an applicable spread of 1.25%. The Company is also required to pay a commitment fee of 0.375% per annum on any unused portion of the Corporate Credit Facility.

Under the Corporate Credit Facility, the Company is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities, including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness and liens, (b) limitations on certain investments, (c) limitations on certain restricted payments, (d) maintaining a certain minimum stockholders’ equity, and (e) maintaining a ratio of total assets (less total liabilities not representing indebtedness) to total indebtedness of the Company and its consolidated subsidiaries of not less than 1.5:1.0. These covenants are subject to important limitations and exceptions that are described in the agreements governing the Corporate Credit Facility. Amounts available to borrow under the Corporate Credit Facility are subject to compliance with a borrowing base that applies different advance rates to different types of assets (based on their value as determined pursuant to the Corporate Credit Facility) that are pledged as collateral. The Corporate Credit Facility is secured by certain assets in the Company’s portfolio and excludes investments held by Kayne Anderson BDC Financing LLC (“KABDCF”) under the Revolving Funding Facility (as defined below).

For the year ended December 31, 2022, the average amount of borrowings outstanding under the Corporate Credit Facility was $134,239 with a weighted average interest rate of 4.26%. As of December 31, 2022, the Company had $269,000 outstanding under the Corporate Credit Facility at a weighted average interest rate of 6.63%.

Revolving Funding Facility

As of December 31, 2022, the Company had a senior secured revolving funding facility (the “Revolving Funding Facility”), that has a total commitment of $350,000. The Company and KABDCF entered into the Revolving Funding Facility on February 18, 2022. The Revolving Funding Facility is secured by all of the assets held by KABDCF and the Company has agreed that it will not grant or allow a lien on the membership interest of KABDCF. The end of the reinvestment period and the stated maturity date for the Revolving Funding Facility are February 18, 2025 and February 18, 2027, respectively. The interest rate on the Revolving Funding Facility is equal to daily SOFR plus 2.75% per annum. KABDCF is also required to pay a commitment fee of between 0.50% and 1.50% per annum depending on the size of the unused portion of the Revolving Funding Facility. Amounts available to borrow under the Revolving Funding Facility are subject to a borrowing base that applies different advance rates to different types of assets held by KABDCF and is subject to limitations with respect to the loans securing the Revolving Funding Facility, including restrictions on, loan size, payment frequency and status, as well as restrictions on portfolio company leverage, all of which may also affect the borrowing base and therefore amounts available to borrow. The Company and KABDCF are also required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. These covenants are subject to important limitations and exceptions that are described in the agreements governing the Revolving Funding Facility.

For the year ended December 31, 2022, the average amount of borrowings outstanding under the Revolving Funding Facility was $147,808 with a weighted average interest rate of 4.20%. As of December 31, 2022, the Company had $200,000 outstanding under the Revolving Funding Facility at a weighted average interest rate of 7.05%.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Loan and Security Agreement

On February 18, 2022, the Company and KABDCF established two new credit facilities (described above) and fully repaid the $150,000 outstanding balance on the Loan and Security Agreement (the “LSA”), which was entered into by KABDCF on February 5, 2021. Advances under the LSA had an interest rate of LIBOR plus 4.25% (subject to a 1.00% LIBOR floor).

For the years ended December 31, 2022 and 2021, the average amount of borrowings outstanding under the LSA were $20,384 and $66,755, respectively, with a weighted average interest rate of 5.25% and 5.25%, respectively. As of December 31, 2021, the Company had $162,000 outstanding under the LSA at a weighted average interest rate of 5.25%.

Debt obligations consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022
	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Corporate Credit Facility	$400,000	$269,000	$131,000	$266,483
Revolving Funding Facility	350,000	200,000	21,793	197,173
Subscription Credit Agreement	125,000	108,000	17,000	107,935
Total debt	$875,000	$577,000	$169,793	$571,591

(1)	The amount available reflects any limitations related to the Credit Facility’s borrowing base as of December 31, 2022.

(2)	The carrying value of the Corporate Credit Facility, Revolving Funding Facility, and Subscription Credit Agreement are presented net of deferred financing costs totaling $5,409.

	December 31, 2021
	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Loan and Security Agreement (LSA)	$200,000	$162,000	$13,685	$161,753
Subscription Credit Agreement	150,000	105,000	45,000	104,575
Total debt	$350,000	$267,000	$58,685	$266,328

(1)	The amount available reflects any limitations related to the Credit Facility’s borrowing base as of December 31, 2021.

(2)	The carrying value of the LSA and Subscription Credit Agreement are presented net of deferred financing costs totaling $672.

For the years ended December 31, 2022 and 2021, the components of interest expense were as follows:

	For the years ended
	December 31, 2022	December 31, 2021
Interest expense	$18,170	$4,195
Amortization of debt issuance costs	2,122	260
Total interest expense	$20,292	$4,455
Average interest rate	5.5%	5.4%
Average borrowings	$368,182	$91,355

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Note 7. Share Transactions

Common Stock Issuances

The following table summarizes the number of common stock shares issued and aggregate proceeds received from such issuances related to the Company’s capital call notices pursuant to subscription agreements with investors for the years ended December 31, 2022 and 2021.

For the year ended December 31, 2022
	Offering		Aggregate
	price per	Common stock	offering
Common stock issue date	share	shares issued	amount
January 24, 2022	$16.36	4,191,292	$68,582
July 22, 2022	$16.30	7,666,830	$125,000
October 31, 2022	$16.58	1,485,844	$24,636
December 9, 2022	$16.89	2,961,068	$50,000
Total common stock issued		16,305,034	$268,218

For the year ended December 31, 2021
	Offering		Aggregate
	price per	Common stock	offering
Common stock issue date	share	shares issued	amount
February 5, 2021	$15.00	5,666,667	$85,000
April 23, 2021	$15.57	3,532,434	$55,000
July 23, 2021	$15.72	2,862,595	$45,000
October 28, 2021	$15.98	2,502,612	$40,000
December 2, 2021	$16.31	4,568,314	$74,501
Total common stock issued		19,132,622	$299,501

As of December 31, 2022, the Company had subscription agreements with investors for an aggregate capital commitment of $808,212 to purchase shares of common stock. Of this amount, the Company had $240,492 of undrawn commitments at December 31, 2022. See Note 12 – Subsequent Events.

Dividends and Dividend Reinvestment

The following table summarizes the dividends declared and payable by the Company for the year ended December 31, 2022. See Note 12 - Subsequent Events.

Dividend declaration date	Dividend record date	Dividend payment date	Dividend per share
April 19, 2022	April 20, 2022	April 26, 2022	$0.26
July 19, 2022	July 20, 2022	July 27, 2022	$0.30
October 18, 2022	October 13, 2022	October 25, 2022	$0.35
December 16, 2022	December 29, 2022	January 13, 2023	$0.43
Total dividends declared			$1.34

The following table summarizes the dividends declared and payable by the Company for the year ended December 31, 2021.

			Dividend
Dividend declaration date	Dividend record date	Dividend payment date	per share
April 23, 2021	April 20, 2021	May 14, 2021	$0.15
July 19, 2021	July 20, 2021	July 27, 2021	$0.22
October 18, 2021	October 22, 2021	November 2, 2021	$0.25
December 2, 2021	December 29, 2021	January 18, 2022	$0.24
Total dividends declared			$0.86

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

The following table summarizes the amounts received and shares of common stock issued to shareholders pursuant to the Company’s dividend reinvestment plan (“DRIP”) for the year ended December 31, 2022. See Note 12 - Subsequent Events.

Dividend record date	Dividend payment date	DRIP shares issued	DRIP value
December 29, 2021	January 18, 2022	55,590	$902
April 20, 2022	April 26, 2022	75,270	$1,222
July 20, 2022	July 27, 2022	88,081	$1,431
October 13, 2022	October 25, 2022	127,414	$2,087
		346,355	$5,642

For the dividend declared on December 16, 2022 and paid on January 13, 2023, there were 57,860 shares issued with a DRIP value of $955. These shares are excluded from the table above, as the DRIP shares were issued after December 31, 2022.

The following table summarizes the amounts received and shares of common stock issued to shareholders pursuant to the Company’s dividend reinvestment plan for the year ended December 31, 2021.

Dividend record date	Dividend payment date	DRIP shares issued	DRIP value
April 20, 2021	May 14, 2021	1,361	$21
July 20, 2021	July 27, 2021	37,460	$585
October 22, 2021	November 2, 2021	55,792	$886
		94,613	$1,492

For the dividend declared on December 2, 2021 and paid on January 18, 2022, there were 55,590 shares issued with a DRIP value of $902. These shares are excluded from the table above, as the DRIP shares were issued after December 31, 2021.

Note 8. Commitments and Contingencies

The Company had an aggregate of $149,338 and $97,810, respectively, of unfunded commitments to provide debt financing to its portfolio companies as of December 31, 2022 and 2021. Such commitments are generally subject to the satisfaction of certain financial and nonfinancial covenants and certain operational metrics. The commitment period for these amounts may be shorter than the maturity date if drawn or funded. These commitments are not reflected in the Company’s consolidated statement of assets and liabilities. Consequently, such commitments result in an element of credit risk in excess of the amount recognized in the Company’s consolidated statement of assets and liabilities.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

A summary of the composition of the unfunded commitments as of December 31, 2022 and 2021 is shown in the table below:

	As of	As of
	December 31, 2022	December 31, 2021
Alcami Corporation (Alcami)	$2,543	$-
Allcat Claims Service, LLC	20,106	-
Allentown, LLC	2,040	-
American Equipment Holdings LLC	2,956	1,698
American Soccer Company, Incorporated (SCORE)	2,838	-
Arborworks Acquisition LLC	1,563	3,219
Atria Wealth Solutions, Inc.	2,996	-
Basel U.S. Acquisition Co., Inc. (IAC)	1,622	-
BCI Burke Holding Corp.	4,659	4,935
Blade (US) Holdings, Inc.	-	1,121
BLP Buyer, Inc. (Bishop Lifting Products)	1,047	-
BR PJK Produce, LLC (Keany)	1,429	-
Brightview, LLC	2,904	4,647
Centerline Communications, LLC	1,800	2,040
CGI Automated Manufacturing, LLC	2,717	6,522
Pavion Corp., f/k/a Corbett Technology Solutions, Inc.	1,334	1,525
Curio Brands, LLC	2,722	6,018
DISA Holdings Corp. (DISA)	7,769	-
DRS Holdings III, Inc. (Dr. Scholl’s)	310	310
Eastern Wholesale Fence	425	666
EIS Legacy, LLC	6,539	6,538
Fastener Distribution Holdings, LLC	6,810	-
FCA, LLC (FCA Packaging)	2,670	-
Foundation Consumer Brands	577	577
Fralock Buyer LLC	749	749
Guardian Dentistry Partners	-	15,898
Gulf Pacific Holdings, LLC	13,066	-
Gusmer Enterprises, Inc.	3,676	4,220
Home Brands Group Holdings, Inc. (ReBath)	2,099	2,099
I.D. Images Acquisition, LLC	1,424	1,570
IF&P Foods, LLC (FreshEdge)	6,114	-
Improving Acquisition LLC	2,028	-
Light Wave Dental Management LLC	6,774	-
LSL Industries, LLC (LSL Healthcare)	15,224	-
MacNeill Pride Group	2,978	357
PMFC Holding, LLC	342	684
Regiment Security Partners LLC	3,207	7,200
SGA Dental Partners Holdings, LLC	1,724	12,931
Siegel Egg Co., LLC	1,207	2,102
Speedstar Holding LLC	-	694
Trademark Global LLC	240	1,182
United Safety & Survivability Corporation (USSC)	2,942	4,285
Universal Marine Medical Supply International, LLC (Unimed)	2,035	-
USALCO, LLC	1,462	2,352
Vehicle Accessories, Inc.	1,671	1,671
Total unfunded commitments	$149,338	$97,810

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. As of December 31, 2022 and 2021, management was not aware of any material pending or threatened litigation that would require accounting recognition or financial statement disclosure.

Note 9. Earnings Per Share

In accordance with the provisions of ASC Topic 260, Earnings per Share (“ASC 260”), basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. As of December 31, 2022 and 2021, there were no dilutive shares.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

The following table sets forth the computation of basic and diluted earnings per share of common stock for the years ended December 31, 2022 and 2021:

	For the years ended
	December 31, 2022	December 31, 2021

Net increase (decrease) in net assets resulting from operations	$45,765	$22,288
Weighted average shares of common stock outstanding - basic and diluted	27,184,302	10,718,083
Earnings (loss) per share of common stock - basic and diluted	$1.68	$2.08

Note 10. Income Taxes

The Company has elected to be treated as a RIC under the Code beginning with the taxable year end December 31, 2021. As a RIC, the Company is not subject to a federal excise tax based on distributive requirements of its taxable income on a calendar year basis. Depending on the level of taxable income earned in a tax year, the Company may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income, to the extent required.

The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and nondeductible federal taxes or losses among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital, or total distributable earnings (losses), as appropriate.

The permanent differences for tax purposes from distributable earnings to additional paid in capital were reclassified for tax purposes for the tax years ended December 31, 2022 and 2021.

These reclassifications have no impact on net assets.

	For the years ended
	December 31, 2022	December 31, 2021
Increase (decrease) in distributable earnings	$29	$257
Increase (decrease) in additional paid-in capital	$(29)	$(257)

Taxable income generally differs from the net increase in net assets resulting from operations for financial reporting purposes due to (1) unrealized appreciation (depreciation) on investments, as gains and losses are generally not included in taxable income until these are realized; (2) income or loss recognition on exited investments; (3) non-deductible U.S. federal excise taxes; and (4) other non-deductible expense.

The following reconciles net increase in net assets resulting from operations to taxable income for the years ended December 31, 2022 and 2021:

	For the years ended
	December 31, 2022	December 31, 2021
Net increase (decrease) in net assets resulting from operations	$45,765	$22,288
Net change in unrealized losses (gains) from investments	(5,502)	(11,829)
Non-deductible expenses, offering costs disallowed	29	257
Other book tax differences	(67)	117
Taxable income before deductions for distributions	$40,225	$10,833

For income tax purposes, distributions made to stockholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

The final determination of tax character will not be made until the Company files its tax return for each tax year and the tax characteristics of all distributions will be reported to stockholders on Form 1099 after the end of each calendar year. The tax character of distributions paid to stockholders during the tax years ended December 31, 2022 and 2021 were as follows:

	For the years ended
	December 31, 2022	December 31, 2021

Ordinary income	$39,553	$10,514
Capital gains	-	-
Return of capital	-	-
Total	$39,553	$10,514

For the years ended December 31, 2022 and 2021, the components of accumulated earnings on a tax basis were as follows:

	For the years ended
	December 31, 2022	December 31, 2021
Undistributed net investment income (loss)	$991	$319
Undistributed capital gains	-	-
Capital loss carryforward	-	-
Other accumulated gain (loss)	-	-
Other temporary book / tax differences	(857)	(924)
Net unrealized appreciation (depreciation)	17,331	11,829
Total	$17,465	$11,224

Capital losses can be carried forward indefinitely to offset future capital gains. As of December 31, 2022 and 2021, the Company had no capital loss carryforwards.

As of December 31, 2022 and 2021, the Company’s aggregate unrealized appreciation and depreciation on investments based on cost for U.S. federal income tax purposes was as follows:

	For the years ended
	December 31, 2022	December 31, 2021
Tax cost	1,157,635	570,290

Gross unrealized appreciation	21,476	11,829
Gross unrealized depreciation	(4,145)	-
Net unrealized appreciation/(depreciation) on investments	$17,331	$11,829

KABDC Corp, LLC, a wholly owned subsidiary that was formed in December 2021, is a Delaware LLC which has elected to be treated as a corporation for U.S. tax purposes.

As such, KABDC Corp, LLC is subject to U.S. Federal, state and local taxes. For the Company’s tax years ended December 31, 2022 and 2021, KABDC Corp, LLC did not have activity resulting in any provision for income taxes.

FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes (“ASC 740”) provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. The Company recognizes the tax benefits of uncertain tax positions only where the position is “more likely than not” to be sustained assuming examination by tax authorities. As of December 31, 2022 and 2021, management has analyzed the Company’s tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken in the Company’s current year tax return. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Note 11. Financial Highlights

The following per share of common stock data has been derived from information provided in the audited financial statements. The following is a schedule of financial highlights for the years ended December 31, 2022 and 2021:

	For the years ended December 31,
Per Common Share Operating Performance (1)	2022 (amounts in thousands, except share and per share amounts)	2021 (amounts in thousands, except share and per share amounts)
Net Asset Value, Beginning of Period(2)	$16.22	$14.86

Results of Operations:
Net Investment Income	1.48	0.94
Net Realized and Unrealized Gain (Loss) on Investments(3)	0.14	1.28
Net Increase (Decrease) in Net Assets Resulting from Operations	1.62	2.22

Distributions to Common Stockholders
Distributions	(1.34)	(0.86)
Net Decrease in Net Assets Resulting from Distributions	(1.34)	(0.86)

Net Asset Value, End of Period	$16.50	$16.22

Shares Outstanding, End of Period	35,879,291	19,227,902

Ratio/Supplemental Data
Net assets, end of period	$592,041	$311,969
Weighted-average shares outstanding	27,184,302	10,718,083
Total Return(4)	10.3%	14.2%
Portfolio turnover	17.6%	31.3%
Ratio of operating expenses to average net assets(5)	7.9%	5.8%
Ratio of net investment income (loss) to average net assets(5)	9.1%	6.8%

(1)	The per common share data was derived by using weighted average shares outstanding.
(2)	On February 5, 2021, the initial offering price of $15.00 per share less $0.14 per share of organizational costs.
(3)

Realized and unrealized gains and losses per share in this caption are balancing amounts necessary to reconcile the change in net asset value per share for the period, and may not reconcile with the aggregate gains and losses in the Consolidated Statement of Operations due to share transactions during the period.

For the years ended December 31, 2022 and 2021, such share transactions include the effect of share issuances of $0.04 and $0.19 per share, respectively. During the period, shares were issued at prices that reflect the aggregate amount of the Company's initial organizational and offering expenses. As a result, investors subscribing after the initial capital call are allocated organizational expenses consistently with all stockholders.

(4)	Total return is calculated as the change in net asset value ("NAV") per share during the period, plus distributions per share (if any), divided by the beginning NAV per share. The calculation also assumes reinvestment of dividends at actual prices pursuant to the Company’s dividend reinvestment plan. Total return is not annualized.
(5)	The ratios reflect an annualized amount, except in the case of non-recurring expenses (e.g. initial organizational expense of $175 for the period February 5, 2021 (commencement of operations) through December 31, 2021).

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

Note 12. Subsequent Events

The Company’s management has evaluated subsequent events through the date of issuance of the financial statements included herein. There have been no subsequent events that require recognition or disclosure in these financial statements except for the following described below.

On January 13, 2023, the Company paid a distribution of $0.43 per share to each common stockholder of record as of December 29, 2022. The total distribution was $15,428 and $955 was reinvested into the Company through the purchase of 57,860 shares of common stock.

On January 24, 2023, the Board of Directors (the “Board”) of the Company elected James (“Jim”) Robo as the Chairman of the Board. Mr. Robo will serve as an interested director of the Company until he stands for re-election at the 2025 Annual Meeting of Stockholders of the Company. With the addition of Mr. Robo, the Company’s Board is comprised of seven individuals, four of which are independent. The independent board members include Mariel Joliet (Lead Independent Director), George Marucci, Jr., Susan Schnabel and Rhonda Smith.

On March 7, 2023, the Board declared a distribution of $0.47 per share to each common stockholder of record as of March 31, 2023. The distribution will be paid on April 14, 2023.

As of March 9, 2023, the Company has subscription agreements with investors for an aggregate capital commitment of $832,342 to purchase shares of common stock ($264,612 of the commitments are undrawn).

Kayne Anderson BDC, Inc.

Consolidated Statements of Assets and Liabilities

(amounts in 000’s, except share and per share amounts)

	June 30, 2023 (Unaudited)	December 31, 2022
Assets:
Investments, at fair value:
Long-term investments (amortized cost of $1,267,227 and $1,147,788)	$1,283,951	$1,165,119
Short-term investments (amortized cost of $15,094 and $9,847)	15,094	9,847
Cash and cash equivalents	12,919	8,526
Receivable for principal payments on investments	148	111
Interest receivable	12,270	10,444
Prepaid expenses and other assets	207	347
Total Assets	$1,324,589	$1,194,394

Liabilities:
Corporate Credit Facility (Note 6)	$237,000	$269,000
Unamortized Corporate Credit Facility issuance costs	(2,120)	(2,517)
Revolving Funding Facility (Note 6)	320,000	200,000
Unamortized Revolving Funding Facility issuance costs	(2,850)	(2,827)
Subscription Credit Agreement (Note 6)	9,000	108,000
Unamortized Subscription Credit Facility issuance costs	(63)	(65)
Notes (Note 6)	75,000	-
Unamortized notes issuance costs	(881)	-
Payable for investments purchased	-	956
Distributions payable	20,678	15,428
Management fee payable	2,848	2,415
Incentive fee payable	9,320	4,762
Accrued expenses and other liabilities	9,731	7,201
Total Liabilities	$677,663	$602,353

Commitments and contingencies (Note 8)

Net Assets:
Common Shares, $0.001 par value; 100,000,000 shares authorized; 39,013,826 and 35,879,291 as of June 30, 2023 and December 31, 2022, respectively, issued and outstanding	$39	$36
Additional paid-in capital	626,581	574,540
Total distributable earnings (deficit)	20,306	17,465
Total Net Assets	$646,926	$592,041
Total Liabilities and Net Assets	$1,324,589	$1,194,394
Net Asset Value Per Common Share	$16.58	$16.50

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Statements of Operations

(amounts in 000’s, except share and per share amounts)

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Income:
Investment income from investments:
Interest income	$40,746	$12,991	$77,112	$24,892
Total Investment Income	40,746	12,991	77,112	24,892

Expenses:
Management fees	2,848	1,498	5,533	2,824
Incentive fees	2,420	775	4,558	1,730
Interest expense	13,002	3,014	24,525	5,822
Professional fees	143	155	293	300
Directors fees	178	107	317	214
Offering costs	-	-	-	29
Other general and administrative expenses	422	302	871	615
Total Expenses	19,013	5,851	36,097	11,534
Net Investment Income (Loss)	21,733	7,140	41,015	13,358

Realized and unrealized gains (losses) on investments
Net realized gains (losses):
Investments	-	-	-	23
Total net realized gains (losses)	-	-	-	23
Net change in unrealized gains (losses):
Investments	(731)	322	(606)	(190)
Total net change in unrealized gains (losses)	(731)	322	(606)	(190)
Total realized and unrealized gains (losses)	(731)	322	(606)	(167)

Net Increase (Decrease) in Net Assets Resulting from Operations	$21,002	$7,462	$40,409	$13,191

Per Common Share Data:
Basic and diluted net investment income per common share	$0.56	$0.30	$1.10	$0.58
Basic and diluted net increase in net assets resulting from operations	$0.54	$0.32	$1.08	$0.57
Weighted Average Common Shares Outstanding - Basic and Diluted	38,905,173	23,529,376	37,425,525	22,964,415

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Statements of Changes in Net Assets

(amounts in 000’s)

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Increase (Decrease) in Net Assets Resulting from Operations:
Net investment income (loss)	$21,733	$7,140	$41,015	$13,358
Net realized gains (losses) on investments	-	-	-	23
Net change in unrealized gains (losses) on investments	(731)	322	(606)	(190)
Net Increase (Decrease) in Net Assets Resulting from Operations	21,002	7,462	40,409	13,191

Decrease in Net Assets Resulting from Stockholder Distributions
Dividends and distributions to stockholders	(20,678)	(6,103)	(37,568)	(6,103)
Net Decrease in Net Assets Resulting from Stockholder Distributions	(20,678)	(6,103)	(37,568)	(6,103)

Increase in Net Assets Resulting from Capital Share Transactions
Issuance of common shares	50,000	-	50,000	68,582
Reinvestment of distributions	1,089	1,222	2,044	2,124
Net Increase in Net Assets Resulting from Capital Share Transactions	51,089	1,222	52,044	70,706
Total Increase (Decrease) in Net Assets	51,413	2,581	54,885	77,794
Net Assets, Beginning of Period	595,513	387,182	592,041	311,969
Net Assets, End of Period	$646,926	$389,763	$646,926	$389,763

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Statements of Cash Flows

(amounts in 000’s)

(Unaudited)

	For the six months ended June 30,
	2023	2022

Cash Flows from Operating Activities:
Net increase (decrease) in net assets resulting from operations	$40,409	$13,191
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Net realized (gains)/losses on investments	-	(23)
Net change in unrealized (gains)/losses on investments	606	190
Net accretion of discount on investments	(4,317)	(2,011)
Sales (purchases) of short-term investments, net	(5,247)	(4,731)
Purchases of portfolio investments	(177,629)	(181,452)
Proceeds from sales of investments and principal repayments	63,543	43,777
Paid-in-kind interest from portfolio investments	(1,035)	-
Amortization of deferred financing cost	1,184	1,005
Increase/(decrease) in operating assets and liabilities:
(Increase)/decrease in interest and dividends receivable	(1,826)	(2,217)
(Increase)/decrease in deferred offering costs	-	29
(Increase)/decrease in receivable for principal payments on investments	(37)	(333)
(Increase)/decrease in prepaid expenses and other assets	140	(97)
Increase/(decrease) in payable for investments purchased	(956)	-
Increase/(decrease) in management fees payable	433	546
Increase/(decrease) in incentive fee payable	4,558	1,730
Increase/(decrease) in accrued organizational and offering costs, net	-	(6)
Increase/(decrease) in accrued other general and administrative expenses	2,530	1,978
Net cash used in operating activities	(77,644)	(128,424)
Cash Flows from Financing Activities:
Borrowings/(payments) on Corporate Credit Facility, net	(32,000)	78,000
Borrowings on Revolving Funding Facility, net	120,000	150,000
Borrowings/(payments) on Loan and Security Agreement, net	-	(162,000)
Borrowings/(payments) on Subscription and Credit Agreement, net	(99,000)	9,000
Payments of debt issuance costs	(1,689)	(5,185)
Distributions paid in cash	(30,274)	(8,594)
Proceeds from issuance of common shares	50,000	68,582
Proceeds from issuance of Notes	75,000	-
Net cash provided by financing activities	82,037	129,803
Net increase in cash and cash equivalents	4,393	1,379
Cash and cash equivalents, beginning of period	8,526	2,035
Cash and cash equivalents, end of period	$12,919	$3,414

Supplemental and Non-Cash Information:
Interest paid during the period	$20,556	$4,654
Non-cash financing activities not included herein consisted of reinvestment of dividends	$2,044	$2,124

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of June 30, 2023

(amounts in 000’s)

(Unaudited)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Debt and Equity Investments
Private Credit Investments(4)
Aerospace & defense
Basel U.S. Acquisition Co., Inc. (IAC) (5)	First lien senior secured revolving loan	11.88% (S + 6.50%)	12/5/2028	$-	$-	$-	0.0%
	First lien senior secured loan	11.88% (S + 6.50%)	12/5/2028	18,588	18,124	18,588	2.9%
Fastener Distribution Holdings, LLC	First lien senior secured loan	12.39% (S + 7.00%)	10/1/2025	20,597	20,076	20,597	3.2%
	First lien senior secured delayed draw loan	12.39% (S + 7.00%)	10/1/2025	9,144	9,031	9,144	1.4%
Precinmac (US) Holdings, Inc.	First lien senior secured loan	11.20% (S + 6.00%)	8/31/2027	5,380	5,299	5,272	0.8%
	First lien senior secured delayed draw loan	11.20% (S + 6.00%)	8/31/2027	1,107	1,091	1,085	0.2%
				54,816	53,621	54,686	8.5%
Automobile components
Speedstar Holding LLC	First lien senior secured loan	12.66% (S + 7.25%)	1/22/2027	6,043	5,943	6,043	0.8%
	First lien senior secured delayed draw loan	12.68% (S + 7.25%)	1/22/2027	273	265	273	0.0%
Vehicle Accessories, Inc.	First lien senior secured loan	11.00% (S + 5.50%)	11/30/2026	21,118	20,835	21,118	3.3%
	First lien senior secured revolving loan	11.00% (S + 5.50%)	11/30/2026	-	-	-	0.0%
				27,434	27,043	27,434	4.1%
Biotechnology
Alcami Corporation (Alcami)	First lien senior secured delayed draw loan	12.20% (S + 7.00%)	12/21/2028	-	-	-	0.0%
	First lien senior secured revolving loan	12.20% (S + 7.00%)	12/21/2028	-	-	-	0.0%
	First lien senior secured loan	12.20% (S + 7.00%)	12/21/2028	11,677	11,218	11,910	1.8%
				11,677	11,218	11,910	1.8%
Building products
Eastern Wholesale Fence	First lien senior secured loan	13.39% (S + 8.00%)	10/30/2025	20,420	19,912	20,165	3.1%
	First lien senior secured revolving loan	13.39% (S + 8.00%)	10/30/2025	1,275	1,256	1,260	0.2%
				21,695	21,168	21,425	3.3%
Capital Markets
Atria Wealth Solutions, Inc.	First lien senior secured loan	12.00% (S + 6.50%)	2/29/2024	5,112	5,092	5,112	0.8%
	First lien senior secured delayed draw loan	12.00% (S + 6.50%)	2/29/2024	231	213	231	0.0%
				5,343	5,305	5,343	0.8%
Chemicals
FAR Technologies Holdings, Inc.(f/k/a Cyalume Technologies Holdings, Inc.)	First lien senior secured loan	10.50% (S + 5.00%)	8/30/2024	1,274	1,269	1,274	0.2%
Fralock Buyer LLC	First lien senior secured loan	11.00% (S + 5.50%)	4/17/2024	11,667	11,596	11,608	1.8%
	First lien senior secured revolving loan	11.00% (S + 5.50%)	4/17/2024	349	348	348	0.1%
Shrieve Chemical Company, LLC	First lien senior secured loan	11.64% (S + 6.38%)	12/2/2024	587	579	587	0.1%
	First lien senior secured loan	11.64% (S + 6.38%)	12/2/2024	3,446	3,419	3,446	0.5%
USALCO, LLC	First lien senior secured loan	11.22% (S + 6.00%)	10/19/2027	19,084	18,738	19,084	3.0%
	First lien senior secured revolving loan	11.22% (S + 6.00%)	10/19/2026	1,462	1,429	1,462	0.2%
				37,869	37,378	37,809	5.9%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of June 30, 2023

(amounts in 000’s)

(Unaudited)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Commercial services & supplies
Advanced Environmental Monitoring (6)	First lien senior secured loan	12.88% (S + 7.50%)	1/29/2026	10,158	9,955	10,158	1.6%
Allentown, LLC	First lien senior secured loan	11.20% (S + 6.00%)	4/22/2027	7,624	7,566	7,548	1.2%
	First lien senior secured delayed draw loan	11.20% (S + 6.00%)	10/22/2023	1,377	1,363	1,363	0.2%
	First lien senior secured revolving loan	13.25% (P + 5.00%)	4/22/2027	643	635	636	0.1%
American Equipment Holdings LLC	First lien senior secured loan	11.45% (S + 6.00%)	11/5/2026	20,147	19,871	20,147	3.1%
	First lien senior secured delayed draw loan	11.45% (S + 6.00%)	11/5/2026	7,369	7,264	7,369	1.1%
	First lien senior secured delayed draw loan	10.83% (S + 6.00%)	11/5/2026	3,896	3,840	3,896	0.6%
	First lien senior secured revolving loan	11.72% (S + 6.00%)	11/5/2026	966	901	966	0.1%
Arborworks Acquisition LLC	First lien senior secured loan	10.08% (S + 7.00%)	11/9/2026	20,209	19,935	17,784	2.8%
	First lien senior secured revolving loan	15.39% (S + 7.00%)	11/9/2026	3,291	3,234	2,897	0.4%
BLP Buyer, Inc. (Bishop Lifting Products)	First lien senior secured loan	11.44% (S + 6.25%)	2/1/2027	16,290	16,053	16,086	2.5%
	First lien senior secured loan	11.69% (S + 6.50%)	2/1/2027	6,145	6,014	6,114	0.9%
	First lien senior secured loan	11.94% (S + 6.75%)	2/1/2027	10,677	10,372	10,677	1.7%
	First lien senior secured revolving loan	11.44% (S + 6.25%)	2/1/2027	1,264	1,240	1,248	0.2%
Gusmer Enterprises, Inc.	First lien senior secured loan	12.21% (S + 7.00%)	5/7/2027	4,771	4,696	4,735	0.7%
	First lien senior secured delayed draw loan	12.22% (S + 7.00%)	5/7/2027	7,992	7,869	7,932	1.2%
	First lien senior secured revolving loan	12.26% (S + 7.00%)	5/7/2027	210	154	209	0.0%
PMFC Holding, LLC	First lien senior secured loan	12.78% (S + 7.50%)	7/31/2025	5,590	5,413	5,590	0.9%
	First lien senior secured delayed draw loan	12.73% (S + 7.50%)	7/31/2025	2,804	2,801	2,804	0.4%
	First lien senior secured revolving loan	12.74% (S + 7.50%)	7/31/2025	547	547	547	0.1%
Regiment Security Partners LLC	First lien senior secured loan	13.37% (S + 8.00%)	9/15/2026	6,422	6,334	6,422	1.0%
	First lien senior secured delayed draw loan	13.37% (S + 8.00%)	9/15/2023	2,622	2,610	2,622	0.4%
	First lien senior secured revolving loan	13.37% (S + 8.00%)	9/15/2026	1,448	1,427	1,448	0.2%
The Kleinfelder Group, Inc.	First lien senior secured loan	11.84% (S + 6.50%)	11/29/2024	12,696	12,637	12,696	2.0%
				155,158	152,731	151,894	23.4%
Containers & packaging
Drew Foam Companies, Inc.	First lien senior secured loan	12.14% (S + 6.75%)	11/5/2025	7,338	7,267	7,284	1.1%
	First lien senior secured loan	11.97% (S + 6.75%)	11/5/2025	20,859	20,530	20,702	3.2%
FCA, LLC (FCA Packaging)	First lien senior secured loan	11.29% (S + 6.50%)	7/18/2028	20,784	20,476	20,992	3.3%
	First lien senior secured revolving loan	11.29% (S + 6.50%)	7/18/2028	-	-	-	0.0%
				48,981	48,273	48,978	7.6%
Diversified telecommunication services
Network Connex (f/k/a NTI Connect, LLC)	First lien senior secured loan	9.80% (S + 4.75%)	11/30/2024	5,222	5,177	5,222	0.8%
Pavion Corp., f/k/a Corbett Technology Solutions, Inc.	First lien senior secured loan	10.95% (S + 5.75%)	10/29/2027	15,094	14,868	15,094	2.3%
	First lien senior secured delayed draw loan	11.15% (S + 5.75%)	10/29/2027	9,387	9,316	9,387	1.5%
	First lien senior secured revolving loan	10.97% (S + 5.75%)	10/29/2027	272	150	272	0.0%
				29,975	29,511	29,975	4.6%
Electronic equipment, instruments & components
Process Insights, Inc.	First lien senior secured loan	11.40% (S + 6.00%)	10/30/2025	3,029	2,987	3,029	0.5%
				3,029	2,987	3,029	0.5%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of June 30, 2023

(amounts in 000’s)

(Unaudited)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Food products
BC CS 2, L.P. (Cuisine Solutions) (5)	(7)	12.94% (S + 8.00%)	7/8/2028	25,000	24,366	25,000	3.9%
BR PJK Produce, LLC (Keany)	First lien senior secured loan	11.39% (S + 6.00%)	11/14/2027	29,714	29,025	29,862	4.6%
	First lien senior secured delayed draw loan	11.39% (S + 6.00%)	11/24/2027	-	-	-	0.0%
Gulf Pacific Holdings, LLC	First lien senior secured loan	11.14% (S + 5.75%)	9/30/2028	20,282	19,921	20,282	3.1%
	First lien senior secured delayed draw loan	10.98% (S + 5.75%)	9/30/2028	1,710	1,618	1,710	0.3%
	First lien senior secured revolving loan	11.15% (S + 5.75%)	9/30/2028	1,798	1,678	1,798	0.3%
IF&P Foods, LLC (FreshEdge) (6)	First lien senior secured loan	10.51% (S + 5.63%)	10/3/2028	27,382	26,773	27,109	4.2%
	First lien senior secured delayed draw loan	10.77% (S + 5.63%)	10/3/2024	4,065	3,979	4,025	0.6%
	First lien senior secured revolving loan	10.61% (S + 5.63%)	10/3/2028	1,776	1,700	1,758	0.3%
Siegel Egg Co., LLC	First lien senior secured loan	11.34% (L + 6.00%)	12/29/2026	15,545	15,338	14,768	2.3%
	First lien senior secured revolving loan	11.34% (L + 6.00%)	12/29/2026	2,594	2,550	2,464	0.4%
Worldwide Produce Acquisition, LLC	First lien senior secured delayed draw loan	11.49% (S + 6.25%)	1/17/2029	634	587	634	0.1%
	First lien senior secured delayed draw loan	11.49% (S + 6.25%)	4/18/2024	-	-	-	0.0%
	First lien senior secured revolving loan	11.23% (S + 6.25%)	1/17/2029	127	118	126	0.0%
	First lien senior secured loan	11.23% (S + 6.25%)	1/17/2029	2,875	2,794	2,875	0.4%
				133,502	130,447	132,411	20.5%
Health care providers & services
Brightview, LLC	First lien senior secured loan	11.22% (S + 6.00%)	4/12/2024	12,936	12,894	12,806	2.0%
	First lien senior secured delayed draw loan	11.22% (S + 6.00%)	4/12/2024	1,727	1,714	1,710	0.3%
	First lien senior secured revolving loan	11.22% (S + 6.00%)	4/12/2024	232	230	230	0.0%
Guardian Dentistry Partners	First lien senior secured loan	11.72% (S + 6.50%)	8/20/2026	8,098	7,946	8,098	1.3%
	First lien senior secured delayed draw loan	11.72% (S + 6.50%)	8/20/2026	15,762	15,501	15,762	2.4%
	First lien senior secured delayed draw loan	11.72% (S + 6.50%)	8/20/2026	5,838	5,838	5,838	0.9%
Light Wave Dental Management LLC	First lien senior secured revolving loan	12.10% (S + 7.00%)	1/2/2024	677	587	677	0.1%
	First lien senior secured loan	12.10% (S + 7.00%)	9/30/2023	22,536	21,866	22,536	3.5%
OMH-HealthEdge Holdings, LLC	First lien senior secured loan	10.03% (S + 5.25%)	10/24/2025	12,188	12,020	12,188	1.9%
	First lien senior secured loan	10.03% (S + 5.25%)	10/24/2025	5,295	5,217	5,295	0.8%
SGA Dental Partners Holdings, LLC	First lien senior secured loan	10.66% (S + 5.50%)	12/30/2026	11,888	11,695	11,888	1.8%
	First lien senior secured delayed draw loan	10.66% (S + 5.50%)	12/30/2026	11,080	10,911	11,080	1.7%
	First lien senior secured revolving loan	10.66% (S + 5.50%)	12/30/2026	-	-	-	0.0%
				108,257	106,419	108,108	16.7%
Health care equipment & supplies
LSL Industries, LLC (LSL Healthcare)	First lien senior secured loan	11.85% (S + 6.50%)	11/3/2027	19,628	18,996	19,432	3.0%
	First lien senior secured delayed draw loan	11.85% (S + 6.50%)	11/3/2024	-	-	-	0.0%
	First lien senior secured revolving loan	11.85% (S + 6.50%)	11/3/2027	-	-	-	0.0%
				19,628	18,996	19,432	3.0%
Household durables
Curio Brands, LLC	First lien senior secured loan	10.89% (S + 5.50%)	12/21/2027	17,263	16,908	16,918	2.6%
	First lien senior secured revolving loan	10.89% (S + 5.50%)	12/21/2027	-	-	-	0.0%
	First lien senior secured delayed draw loan	10.89% (S + 5.50%)	12/21/2023	4,121	4,121	4,039	0.6%
				21,384	21,029	20,957	3.2%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of June 30, 2023

(amounts in 000’s)

(Unaudited)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Household products
Home Brands Group Holdings, Inc. (ReBath)	First lien senior secured loan	10.16% (S + 4.75%)	11/8/2026	18,417	18,131	18,232	2.8%
	First lien senior secured revolving loan	10.16% (S + 4.75%)	11/8/2026	-	-	-	0.0%
				18,417	18,131	18,232	2.8%
Insurance
Allcat Claims Service, LLC	First lien senior secured loan	11.24% (S + 6.00%)	7/7/2027	7,756	7,567	7,756	1.2%
	First lien senior secured delayed draw loan	11.20% (S + 6.00%)	7/7/2027	21,714	21,332	21,714	3.4%
	First lien senior secured revolving loan	11.20% (S + 6.00%)	7/7/2027	-	-	-	0.0%
				29,470	28,899	29,470	4.6%
IT services
Domain Information Services Inc. (Integris)	First lien senior secured loan	11.29% (S + 6.25%)	9/30/2025	20,548	20,139	20,548	3.2%
Improving Acquisition LLC	First lien senior secured loan	11.61% (S + 6.50%)	7/26/2027	31,810	31,226	31,651	4.9%
	First lien senior secured revolving loan	11.55% (S + 6.50%)	7/26/2027	-	-	-	0.0%
				52,358	51,365	52,199	8.1%
Leisure products
BCI Burke Holding Corp.	First lien senior secured loan	11.00% (S + 5.50%)	12/14/2027	16,403	16,196	16,403	2.5%
	First lien senior secured delayed draw loan	11.00% (S + 5.50%)	12/14/2023	636	625	636	0.1%
	First lien senior secured revolving loan	11.00% (S + 5.50%)	6/14/2027	-	-	-	0.0%
VENUplus, Inc. (f/k/a CTM Group, Inc.)	First lien senior secured loan	12.16% (S + 6.75%)	12/21/2027	4,443	4,338	4,443	0.7%
MacNeill Pride Group	First lien senior secured loan	12.00% (S + 6.50%)	4/22/2026	8,575	8,482	8,468	1.3%
	First lien senior secured delayed draw loan	12.00% (S + 6.50%)	4/22/2026	3,406	3,357	3,363	0.5%
	First lien senior secured revolving loan	12.00% (S + 6.50%)	4/22/2026	-	-	-	0.0%
Trademark Global LLC	First lien senior secured loan	12.81% (S +7.50%)	7/30/2024	11,631	11,590	10,845	1.7%
	First lien senior secured revolving loan	12.81% (S +7.50%, 4.50% is PIK)	7/30/2024	71	64	66	0.0%
	First lien senior secured revolving loan	12.81% (S +7.50%, 4.50% is PIK)	7/30/2024	2,046	2,046	1,908	0.3%
				47,211	46,698	46,132	7.1%
Machinery
Pennsylvania Machine Works, LLC	First lien senior secured loan	11.50% (S + 6.00%)	3/6/2027	1,918	1,903	1,918	0.3%
PVI Holdings, Inc	First lien senior secured loan	10.92% (S + 5.94%)	7/18/2027	24,016	23,695	24,016	3.7%
Techniks Holdings, LLC / Eppinger Holdings Germany GMBH (5)	First lien senior secured loan	12.14% (S + 6.75%)	2/4/2025	24,865	24,324	24,866	3.9%
	First lien senior secured revolving loan	12.14% (S + 6.75%)	9/30/2027	-	-	-	0.0%
				50,799	49,922	50,800	7.9%
Personal care products
DRS Holdings III, Inc. (Dr. Scholl’s)	First lien senior secured loan	11.45% (S + 6.25%)	11/1/2025	11,316	11,251	11,175	1.7%
	First lien senior secured revolving loan	11.64% (S + 6.25%)	11/1/2025	-	-	-	0.0%
PH Beauty Holdings III, Inc.	First lien senior secured loan	10.48% (L + 5.00%)	9/28/2025	9,492	9,279	9,136	1.4%
Silk Holdings III Corp. (Suave)	First lien senior secured loan	12.77% (S + 7.75%)	5/1/2029	20,000	19,413	20,000	3.1%
				40,808	39,943	40,311	6.2%
Pharmaceuticals
Foundation Consumer Brands	First lien senior secured loan	10.72% (S + 5.50%)	2/12/2027	7,085	7,040	7,085	1.1%
				7,085	7,040	7,085	1.1%
Professional services
4 Over International, LLC	First lien senior secured loan	11.84% (S + 6.50%)	12/7/2023	24,052	23,914	23,932	3.7%
DISA Holdings Corp. (DISA)	First lien senior secured delayed draw loan	10.66% (S + 5.50%)	9/11/2028	2,787	2,637	2,787	0.4%
	First lien senior secured revolving loan	10.66% (S + 5.50%)	9/9/2028	-	-	-	0.0%
	First lien senior secured loan	10.66% (S + 5.50%)	9/9/2028	22,289	21,636	22,289	3.4%
Universal Marine Medical Supply International, LLC (Unimed)	First lien senior secured loan	12.88% (S + 7.50%)	12/5/2027	14,141	13,829	14,141	2.2%
	First lien senior secured revolving loan	13.14% (S + 7.50%)	12/5/2027	509	452	509	0.1%
				63,778	62,468	63,658	9.8%
Software
AIDC Intermediate Co 2, LLC (Peak Technologies)	First lien senior secured loan	11.47% (S + 6.25%)	7/22/2027	34,825	33,784	34,477	5.3%
				34,825	33,784	34,477	5.3%
Specialty retail
Sundance Holdings Group, LLC (6)	First lien senior secured loan	13.40% (S + 8.00%)	5/1/2024	8,897	8,435	8,852	1.4%
				8,897	8,435	8,852	1.4%
Textiles, apparel & luxury goods
American Soccer Company, Incorporated (SCORE)	First lien senior secured loan	11.89% (S + 6.50%)	7/20/2027	29,968	29,400	29,668	4.6%
	First lien senior secured revolving loan	11.70% (S + 6.50%)	7/20/2027	2,956	2,870	2,927	0.5%
BEL USA, LLC	First lien senior secured loan	11.43% (S + 6.25%)	11/2/2023	6,817	6,790	6,749	1.1%
	First lien senior secured loan	11.43% (S + 6.25%)	2/2/2025	112	112	111	0.0%
YS Garments, LLC	First lien senior secured loan	12.59% (S + 7.50%)	8/9/2024	7,591	7,407	7,250	1.1%
				47,444	46,579	46,705	7.3%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of June 30, 2023

(amounts in 000’s)

(Unaudited)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Trading companies & distributors
BCDI Meteor Acquisition, LLC (Meteor)	First lien senior secured loan	12.34% (S + 7.00%)	6/29/2028	16,379	16,005	16,215	2.5%
Broder Bros., Co.	First lien senior secured loan	11.50% (S + 6.00%)	12/4/2025	4,701	4,446	4,701	0.7%
CGI Automated Manufacturing, LLC	First lien senior secured loan	12.22% (S + 7.00%)	12/17/2026	27,544	26,619	27,268	4.2%
	First lien senior secured delayed draw loan	12.22% (S + 7.00%)	12/17/2026	3,663	3,538	3,626	0.6%
	First lien senior secured revolving loan	12.22% (S + 7.00%)	12/17/2026	1,087	989	1,076	0.2%
EIS Legacy, LLC	First lien senior secured loan	10.36% (S + 5.00%)	11/1/2027	18,185	17,836	18,185	2.8%
	First lien senior secured delayed draw loan	10.36% (S + 5.00%)	11/1/2027	-	-	-	0.0%
	First lien senior secured revolving loan	10.36% (S + 5.00%)	11/1/2027	-	-	-	0.0%
Engineered Fastener Company, LLC (EFC International)	First lien senior secured loan	11.89% (S + 6.50%)	11/1/2027	23,723	23,180	23,723	3.7%
Genuine Cable Group, LLC	First lien senior secured loan	10.70% (S + 5.50%)	11/1/2026	29,204	28,363	28,474	4.4%
	First lien senior secured loan	10.70% (S + 5.50%)	11/1/2026	5,534	5,347	5,395	0.8%
I.D. Images Acquisition, LLC	First lien senior secured loan	11.64% (S + 6.25%)	7/30/2026	15,336	15,158	15,336	2.4%
	First lien senior secured delayed draw loan	11.64% (S + 6.25%)	7/30/2026	2,594	2,577	2,594	0.4%
	First lien senior secured loan	11.45% (S + 6.25%)	7/30/2026	4,719	4,641	4,719	0.7%
	First lien senior secured revolving loan	11.64% (S + 6.25%)	7/30/2026	-	-	-	0.0%
Krayden Holdings, Inc.	First lien senior secured delayed draw loan	11.34% (S + 6.00%)	3/1/2029	-	-	-	0.0%
	First lien senior secured delayed draw loan	11.34% (S + 6.00%)	3/1/2029	-	-	-	0.0%
	First lien senior secured revolving loan	11.34% (S + 6.00%)	3/1/2029	-	-	-	0.0%
	First lien senior secured loan	11.34% (S + 6.00%)	3/1/2029	9,539	9,110	9,539	1.5%
United Safety & Survivability Corporation (USSC)	First lien senior secured loan	12.14% (S + 6.75%)	9/30/2027	12,500	12,295	12,500	1.9%
	First lien senior secured delayed draw loan	12.12% (S + 6.75%)	9/30/2027	666	629	666	0.1%
	First lien senior secured revolving loan	11.99% (S + 6.75%)	9/30/2027	1,209	1,188	1,209	0.2%
				176,583	171,921	175,226	27.1%
Wireless telecommunication services
Centerline Communications, LLC	First lien senior secured loan	11.44% (S + 6.00%)	8/10/2027	15,021	14,799	14,796	2.3%
	First lien senior secured delayed draw loan	11.44% (S + 6.00%)	8/10/2027	8,479	8,353	8,352	1.3%
	First lien senior secured delayed draw loan	11.28% (S + 6.00%)	8/10/2027	4,834	4,754	4,761	0.7%
	First lien senior secured revolving loan	11.44% (S + 6.00%)	8/10/2027	600	575	591	0.1%
	First lien senior secured loan	11.28% (S + 6.00%)	8/10/2027	1,025	998	1,010	0.2%
				29,959	29,479	29,510	4.6%
Total Private Credit Debt Investments				1,286,382	1,260,790	1,276,048	197.2%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of June 30, 2023

(amounts in 000’s)

(Unaudited)

	Number of		Fair	Percentage
	Units	Cost	Value	of Net Assets
Equity Investments
Auto components
Vehicle Accessories, Inc. - Class A common (8)	128.250	-	132	0.0%
Vehicle Accessories, Inc. - preferred (8)	250.000	250	280	0.1%
	378.250	250	412	0.1%
Commercial services & supplies
American Equipment Holdings LLC (9)	250.000	285	519	0.1%
BLP Buyer, Inc. (Bishop Lifting Products) - Class A common (10)	582.000	652	1,204	0.2%
	832.000	937	1,723	0.3%
Food products
BC CS 2, L.P. (Cuisine Solutions) (5) (7)	2,000.000	2,000	2,337	0.4%
Gulf Pacific Holdings, LLC - Class A common (9)	0.250	250	247	0.0%
Gulf Pacific Holdings, LLC - Class C common (9)	0.250	-	-	0.0%
IF&P Foods, LLC (FreshEdge) - Class A common (9)	0.750	750	933	0.1%
IF&P Foods, LLC (FreshEdge) - Class B common (9)	0.750	-	-	0.0%
Siegel Parent, LLC (11)	0.250	250	72	0.0%
	2,002.250	3,250	3,589	0.5%
Healthcare equipment & supplies
LSL Industries, LLC (LSL Healthcare) (9)	7.500	750	635	0.1%
	7.500	750	635	0.1%
IT services
Domain Information Services Inc. (Integris)	250.000	250	288	0.0%
	250.000	250	288	0.0%
Textiles, apparel & luxury goods
American Soccer Company, Incorporated (SCORE) (11)	1,000.000	1,000	1,256	0.2%
	1,000.000	1,000	1,256	0.2%
Total Private Equity Investments	4,470.000	6,437	7,903	1.2%

Total Private Investments		1,267,227	1,283,951	198.4%

	Number of		Fair	Percentage
	Shares	Cost	Value	of Net Assets
Short-Term Investments
First American Treasury Obligations Fund - Institutional Class Z, 5.00% (12)	15,094	15,094	15,094	2.3%
Total Short-Term Investments	15,094	15,094	15,094	2.3%

Total Investments		$1,282,321	$1,299,045	200.7%

Liabilities in Excess of Other Assets			(652,119)	(100.7)%
Net Assets			$646,926	100.0%

(1)	As of June 30, 2023, all investments are non-controlled, non-affiliated investments. Non-controlled, non-affiliated investments are defined as investments in which the Company owns less than 5% of the portfolio company’s outstanding voting securities and does not have the power to exercise control over the management or policies of such portfolio company.

(2)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of June 30, 2023

(amounts in 000’s)

(Unaudited)

(3)	As of June 30, 2023, the tax cost of the Company’s investments approximates their amortized cost.

(4)	Loan contains a variable rate structure, that may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR), the Secured Overnight Funding Rate (“SOFR” or “S”) (which can include one-, three- or six-month SOFR), or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate or “P”).

(5)	Non-qualifying investment as defined by Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of June 30, 2023, 5.3% of the Company’s total assets were in non-qualifying investments.

(6)	The Company may be entitled to receive additional interest as a result of an arrangement with other lenders in the syndication. In exchange for the higher interest rate, the “last-out” portion is at a greater risk of loss. Certain lenders represent a “first out” portion of the investment and have priority to the “last-out” portion with respect to payments of principal and interest.

(7)	The Company has a senior secured loan in an investment vehicle (BC CS 2, L.P.) that is collateralized by a preferred stock investment in Cuisine Solutions, Inc..

(8)	The Company owns 0.19% of the common equity and 0.43% of the preferred equity of Vehicle Accessories, Inc.

(9)	The Company owns 71.55% of a pass-through, taxable limited liability company, KSCF IV Equity Aggregator Blocker, LLC (the “Aggregator Blocker”), which holds the Company’s equity investments in American Equipment Holdings LLC, Gulf Pacific Holdings, LLC, IF&P Foods, LLC (FreshEdge) and LSL Industries, LLC (LSL Healthcare). Through the Company’s ownership of the Aggregator Blocker, the Company owns the respective units of each company listed above in the Schedule of Investments.

(10)	The Company owns 0.53% of the common equity BLP Buyer, Inc. (Bishop Lifting Products).

(11)	The Company owns 40.32% of a pass-through limited liability company, KSCF IV Equity Aggregator, LLC (the “Aggregator”), which holds the Company’s equity investments in Siegel Parent, LLC and American Soccer Company, Incorporated (SCORE). The Aggregator’s ownership of Siegel Parent, LLC is 1.1442%. Through the Company’s ownership of the Aggregator, the Company owns the respective units of each company listed above in the Schedule of Investments.

(12)	The indicated rate is the yield as of June 30, 2023.

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2022

(amounts in 000’s)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Debt and Equity Investments
Private Credit Investments(4)
Aerospace & defense
Basel U.S. Acquisition Co., Inc. (IAC) (5)	First lien senior secured revolving loan	11.10% (S + 6.50%)	12/5/2028	$-	$-	$-	0.0%
	First lien senior secured loan	11.10% (S + 6.50%)	12/5/2028	18,681	18,180	18,681	3.1%
Fastener Distribution Holdings, LLC	First lien senior secured delayed draw loan	11.73% (S + 7.00%)	4/1/2024	2,362	2,293	2,362	0.4%
	First lien senior secured loan	11.73% (S + 7.00%)	4/1/2024	20,701	20,347	20,701	3.5%
Precinmac (US) Holdings, Inc.	First lien senior secured delayed draw loan	10.42% (S + 6.00%)	8/31/2027	1,113	1,094	1,096	0.2%
	First lien senior secured loan	10.42% (S + 6.00%)	8/31/2027	5,408	5,315	5,326	0.9%
				48,265	47,229	48,166	8.1%
Asset management & custody banks
Atria Wealth Solutions, Inc.	First lien senior secured delayed draw loan	10.84% (S + 6.00%)	2/29/2024	232	202	228	0.0%
	First lien senior secured loan	10.84% (S + 6.00%)	2/29/2024	5,139	5,101	5,036	0.9%
				5,371	5,303	5,264	0.9%
Auto components
Speedstar Holding LLC	First lien senior secured loan	11.73% (L + 7.00%)	1/22/2027	4,908	4,828	4,908	0.8%
Vehicle Accessories, Inc.	First lien senior secured revolving loan	12.00% (P + 4.50%)	11/30/2026	-	-	-	0.0%
	First lien senior secured loan	10.34% (S + 5.50%)	11/30/2026	21,225	20,898	21,066	3.6%
				26,133	25,726	25,974	4.4%
Biotechnology
Alcami Corporation (Alcami)	First lien senior secured delayed draw loan	11.42% (S + 7.00%)	6/30/2024	-	-	-	0.0%
	First lien senior secured revolving loan	11.42% (S + 7.00%)	12/21/2028	-	-	-	0.0%
	First lien senior secured loan	11.42% (S + 7.00%)	12/21/2028	11,735	11,237	11,618	2.0%
				11,735	11,237	11,618	2.0%
Building products
BCI Burke Holding Corp.	First lien senior secured delayed draw loan	9.70% (L + 5.50%)	12/14/2023	639	615	642	0.1%
	First lien senior secured loan	10.23% (L + 5.50%)	12/14/2027	16,489	16,256	16,572	2.8%
	First lien senior secured revolving loan	10.23% (L + 5.50%)	6/14/2027	-	-	-	0.0%
Eastern Wholesale Fence	First lien senior secured revolving loan	11.73% (L + 7.00%)	10/30/2025	1,275	1,252	1,275	0.2%
	First lien senior secured loan	11.73% (L + 7.00%)	10/30/2025	21,239	20,778	21,239	3.6%
				39,642	38,901	39,728	6.7%
Chemicals
Cyalume Technologies Holdings, Inc.	First lien senior secured loan	9.73% (L + 5.00%)	8/30/2024	1,274	1,266	1,274	0.2%
Fralock Buyer LLC	First lien senior secured revolving loan	10.23% (L + 5.50%)	4/17/2024	-	-	-	0.0%
	First lien senior secured loan	10.23% (L + 5.50%)	4/17/2024	11,679	11,560	11,621	2.0%
Schrieve Chemical Company, LLC	First lien senior secured loan	10.33% (L + 6.00%)	12/2/2024	609	597	609	0.1%
USALCO, LLC	First lien senior secured revolving loan	10.38% (L + 6.00%)	10/19/2026	1,081	1,042	1,070	0.2%
	First lien senior secured loan	10.73% (L + 6.00%)	10/19/2027	19,181	18,792	18,989	3.2%
				33,824	33,257	33,563	5.7%
Commercial services & supplies
Advanced Environmental Monitoring (6)	First lien senior secured loan	11.68% (S + 7.00%)	1/29/2026	10,158	9,918	10,158	1.7%
Allentown, LLC	First lien senior secured delayed draw loan	10.42% (S + 6.00%)	10/22/2023	-	-	-	0.0%
	First lien senior secured revolving loan	12.50% (P + 5.00%)	4/22/2027	357	348	347	0.1%
	First lien senior secured loan	10.42% (S + 6.00%)	4/22/2027	7,663	7,588	7,452	1.3%
American Equipment Holdings LLC	First lien senior secured delayed draw loan	10.88% (S + 6.00%)	11/5/2026	6,303	6,202	6,303	1.1%
	First lien senior secured revolving loan	10.45% (S + 6.00%)	11/5/2026	1,610	1,559	1,610	0.3%
	First lien senior secured delayed draw loan	9.33% (S + 6.00%)	11/5/2026	3,670	3,594	3,670	0.6%
	First lien senior secured loan	10.51% (S + 6.00%)	11/5/2026	2,107	2,072	2,107	0.3%
	First lien senior secured loan	10.88% (S + 6.00%)	11/5/2026	18,142	17,853	18,142	3.1%
Arborworks Acquisition LLC	First lien senior secured revolving loan	11.41% (L + 7.00%)	11/9/2026	3,125	3,053	2,750	0.5%
	First lien senior secured loan	11.56% (L + 7.00%)	11/9/2026	19,855	19,533	17,473	2.9%
BLP Buyer, Inc. (Bishop Lifting Products)	First lien senior secured revolving loan	10.67% (S + 6.25%)	2/1/2027	604	577	596	0.1%
	First lien senior secured loan	10.21% (S + 6.50%)	2/1/2027	6,176	6,027	6,099	1.0%
	First lien senior secured loan	10.49% (S + 6.25%)	2/1/2027	16,372	16,097	16,168	2.7%
Gusmer Enterprises, Inc.	First lien senior secured delayed draw loan	11.44% (S + 7.00%)	5/7/2027	8,032	7,891	8,032	1.4%
	First lien senior secured revolving loan	11.43% (S + 7.00%)	5/7/2027	-	-	-	0.0%
	First lien senior secured loan	11.43% (S + 7.00%)	5/7/2027	4,795	4,647	4,795	0.8%
PMFC Holding, LLC	First lien senior secured delayed draw loan	10.88% (L + 6.50%)	7/31/2023	2,818	2,811	2,818	0.5%
	First lien senior secured loan	10.88% (L + 6.50%)	7/31/2023	5,619	5,604	5,619	0.9%
	First lien senior secured revolving loan	11.18% (L + 6.50%)	7/31/2023	342	342	342	0.1%
Regiment Security Partners LLC	First lien senior secured delayed draw loan	12.66% (S + 8.00%)	9/15/2023	2,635	2,593	2,635	0.4%
	First lien senior secured loan	12.66% (S + 8.00%)	9/15/2026	6,461	6,358	6,461	1.1%
	First lien senior secured revolving loan	12.66% (S + 8.00%)	9/15/2026	1,345	1,320	1,345	0.2%
The Kleinfelder Group, Inc.	First lien senior secured loan	9.98% (L + 5.25%)	11/30/2024	12,760	12,678	12,697	2.1%
				140,949	138,665	137,619	23.2%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2022

(amounts in 000’s)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Containers & packaging
Drew Foam Companies, Inc.	First lien senior secured loan	11.48% (S + 6.75%)	11/5/2025	7,375	7,288	7,375	1.2%
	First lien senior secured loan	10.89% (S + 6.75%)	11/5/2025	20,964	20,564	20,964	3.6%
FCA, LLC (FCA Packaging)	First lien senior secured revolving loan	9.46% (S + 6.50%)	7/18/2028	-	-	-	0.0%
	First lien senior secured loan	9.46% (S + 6.50%)	7/18/2028	23,382	23,004	23,616	4.0%
				51,721	50,856	51,955	8.8%
Diversified telecommunication services
Network Connex (f/k/a NTI Connect, LLC)	First lien senior secured loan	9.48% (S + 4.75%)	11/30/2024	5,249	5,187	5,249	0.9%
Pavion Corp., f/k/a Corbett Technology Solutions, Inc.	First lien senior secured revolving loan	9.14% (S + 5.00%)	10/29/2027	572	442	563	0.1%
	First lien senior secured delayed draw loan	9.66% (S + 5.00%)	10/29/2027	9,434	9,354	9,293	1.6%
	First lien senior secured loan	9.58% (S + 5.00%)	10/29/2027	1,742	1,727	1,716	0.3%
	First lien senior secured loan	9.24% (S + 5.00%)	10/29/2027	13,429	13,188	13,227	2.2%
				30,426	29,898	30,048	5.1%
Electronic equipment, instruments & components
Process Insights, Inc.	First lien senior secured loan	10.49% (S + 6.00%)	10/30/2025	3,044	2,993	3,021	0.5%
				3,044	2,993	3,021	0.5%
Food products
BC CS 2, L.P. (Cuisine Solutions) (5)	First lien senior secured loan	12.18% (S + 8.00%)	7/8/2028	25,000	24,283	25,000	4.2%
BR PJK Produce, LLC (Keany)	First lien senior secured loan	10.47% (S + 6.25%)	11/14/2027	29,863	29,095	29,863	5.0%
	First lien senior secured delayed draw loan	10.47% (S + 6.25%)	5/14/2024	-	-	-	0.0%
Gulf Pacific Holdings, LLC	First lien senior secured delayed draw loan	10.73% (S + 6.00%)	9/30/2024	-	-	-	0.0%
	First lien senior secured revolving loan	10.42% (S + 6.00%)	9/30/2028	1,498	1,384	1,498	0.3%
	First lien senior secured loan	10.73% (S + 6.00%)	9/30/2028	20,384	19,905	20,384	3.5%
IF&P Foods, LLC (FreshEdge) (6)	First lien senior secured delayed draw loan	8.91% (S + 5.25%)	10/3/2024	-	-	-	0.0%
	First lien senior secured revolving loan	8.91% (S + 5.25%)	10/3/2028	1,366	1,187	1,366	0.2%
	First lien senior secured loan	8.91% (S + 5.25%)	10/3/2028	27,520	26,853	27,520	4.7%
Siegel Egg Co., LLC	First lien senior secured revolving loan	9.25% (L + 5.50%)	12/29/2026	1,923	1,873	1,913	0.3%
	First lien senior secured loan	9.25% (L + 5.50%)	12/29/2026	15,624	15,383	15,546	2.6%
				123,178	119,963	123,090	20.8%
Health care providers & services
Brightview, LLC	First lien senior secured delayed draw loan	10.14% (L + 5.75%)	12/14/2026	1,736	1,714	1,719	0.3%
	First lien senior secured revolving loan	10.13% (L + 5.75%)	12/14/2026	-	-	-	0.0%
	First lien senior secured loan	10.13% (L + 5.75%)	12/14/2026	13,002	12,923	12,872	2.2%
Guardian Dentistry Partners	First lien senior secured delayed draw loan	10.94% (S + 6.50%)	8/20/2026	21,708	21,402	21,708	3.7%
	First lien senior secured loan	10.94% (S + 6.50%)	8/20/2026	8,139	7,961	8,139	1.4%
Light Wave Dental Management LLC	First lien senior secured delayed draw loan	11.32% (S + 6.50%)	12/31/2023	9,559	9,437	9,559	1.6%
	First lien senior secured loan (7)	30.00%	9/30/2023	6,254	6,254	6,254	1.0%
	First lien senior secured revolving loan	11.32% (S + 6.50%)	12/31/2023	558	555	558	0.1%
	First lien senior secured loan	11.32% (S + 6.50%)	12/31/2023	12,941	12,851	12,941	2.1%
OMH-HealthEdge Holdings, LLC	First lien senior secured loan	10.03% (L + 5.25%)	10/24/2025	17,572	17,271	17,572	3.0%
SGA Dental Partners Holdings, LLC	First lien senior secured delayed draw loan	9.93% (S + 6.00%)	12/30/2026	11,136	10,941	11,136	1.9%
	First lien senior secured loan	9.93% (S + 6.00%)	12/30/2026	11,948	11,725	11,948	2.0%
	First lien senior secured revolving loan	9.93% (S + 6.00%)	12/30/2026	-	-	-	0.0%
				114,553	113,034	114,406	19.3%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2022

(amounts in 000’s)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Healthcare equipment & supplies
LSL Industries, LLC (LSL Healthcare)	First lien senior secured delayed draw loan	10.90% (S + 6.50%)	11/3/2024	-	-	-	0.0%
	First lien senior secured revolving loan	10.90% (S + 6.50%)	11/3/2027	-	-	-	0.0%
	First lien senior secured loan	10.90% (S + 6.50%)	11/3/2027	19,727	19,001	19,727	3.3%
				19,727	19,001	19,727	3.3%
Household durables
Curio Brands, LLC	First lien senior secured delayed draw loan	10.23% (L + 5.50%)	12/21/2027	3,296	3,296	3,230	0.5%
	First lien senior secured revolving loan	10.23% (L + 5.50%)	12/21/2027	-	-	-	0.0%
	First lien senior secured loan	10.23% (L + 5.50%)	12/21/2027	18,009	17,596	17,648	3.0%
				21,305	20,892	20,878	3.5%
Household products
Home Brands Group Holdings, Inc. (ReBath)	First lien senior secured revolving loan	9.16% (L + 4.75%)	11/8/2026	-	-	-	0.0%
	First lien senior secured loan	9.16% (L + 4.75%)	11/8/2026	19,046	18,706	18,951	3.2%
				19,046	18,706	18,951	3.2%
Insurance
Allcat Claims Service, LLC	First lien senior secured delayed draw loan	10.24% (S + 6.00%)	7/7/2027	5,396	5,127	5,396	0.9%
	First lien senior secured revolving loan	10.33% (S + 6.00%)	7/7/2027	1,651	1,591	1,651	0.3%
	First lien senior secured loan	10.41% (S + 6.00%)	7/7/2027	7,795	7,641	7,795	1.3%
				14,842	14,359	14,842	2.5%
IT services
Domain Information Services Inc. (Integris)	First lien senior secured loan	10.63% (S + 6.25%)	9/30/2025	20,632	20,133	20,632	3.5%
Improving Acquisition LLC	First lien senior secured revolving loan	10.24% (S + 6.00%)	7/26/2027	-	-	-	0.0%
	First lien senior secured loan	10.24% (S + 6.00%)	7/26/2027	24,260	23,754	24,260	4.1%
				44,892	43,887	44,892	7.6%
Leisure products
MacNeill Pride Group	First lien senior secured delayed draw loan	11.09% (S + 6.25%)	4/22/2026	4,119	4,061	4,017	0.7%
	First lien senior secured loan	11.09% (S + 6.25%)	4/22/2026	8,619	8,533	8,403	1.4%
	First lien senior secured revolving loan	11.09% (S + 6.25%)	4/22/2026	899	874	877	0.1%
Trademark Global LLC	First lien senior secured revolving loan	11.88% (L + 7.50%), 4.50% is PIK	7/30/2024	2,760	2,744	2,574	0.4%
	First lien senior secured revolving loan	11.88% (L + 7.50%), 4.50% is PIK	7/30/2024	29	21	27	0.1%
	First lien senior secured loan	11.88% (L + 7.50%), 4.50% is PIK	7/30/2024	11,516	11,451	10,739	1.8%
				27,942	27,684	26,637	4.5%
Machinery
Pennsylvania Machine Works, LLC	First lien senior secured loan	11.09% (S + 6.25%)	3/6/2027	2,009	1,991	2,009	0.3%
PVI Holdings, Inc	First lien senior secured loan	10.12% (S + 6.38%)	7/18/2027	24,124	23,763	24,124	4.1%
				26,133	25,754	26,133	4.4%
Personal products
DRS Holdings III, Inc. (Dr. Scholl’s)	First lien senior secured revolving loan	10.48% (L + 5.75%)	11/1/2025	-	-	-	0.0%
	First lien senior secured loan	10.48% (L + 5.75%)	11/1/2025	11,377	11,295	11,149	1.9%
PH Beauty Holdings III, Inc.	First lien senior secured loan	9.73% (L + 5.00%)	9/28/2025	9,542	9,277	9,113	1.5%
				20,919	20,572	20,262	3.4%
Pharmaceuticals
Foundation Consumer Brands	First lien senior secured revolving loan	10.15% (L + 5.50%)	2/12/2027	-	-	-	0.0%
	First lien senior secured loan	10.15% (L + 5.50%)	2/12/2027	7,331	7,276	7,331	1.2%
				7,331	7,276	7,331	1.2%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2022

(amounts in 000’s)

			Maturity	Principal /	Amortized	Fair	Percentage
Portfolio Company(1)	Investment	Interest Rate	Date	Par	Cost(2)(3)	Value	of Net Assets
Professional services
4 Over International, LLC	First lien senior secured loan	10.73% (L + 6.00%)	12/7/2023	24,326	24,013	24,205	4.1%
DISA Holdings Corp. (DISA)	First lien senior secured delayed draw loan	9.73% (S + 5.50%)	9/9/2028	2,443	2,283	2,430	0.4%
	First lien senior secured revolving loan	9.82% (S + 5.50%)	9/9/2028	56	1	56	0.0%
	First lien senior secured loan	9.72% (S + 5.50%)	9/9/2028	22,401	21,741	22,289	3.8%
Universal Marine Medical Supply International, LLC (Unimed)	First lien senior secured revolving loan	12.14% (S + 7.50%)	12/5/2027	509	446	509	0.1%
	First lien senior secured loan	12.10% (S + 7.50%)	12/5/2027	14,756	14,395	14,756	2.5%
				64,491	62,879	64,245	10.9%
Software
AIDC Intermediate Co 2, LLC (Peak Technologies)	First lien senior secured loan	10.44% (S + 6.25%)	7/22/2027	35,000	33,835	35,000	5.9%
				35,000	33,835	35,000	5.9%
Specialty retail
Sundance Holdings Group, LLC (6)	First lien senior secured loan	10.73% (L + 6.00%)	5/1/2024	8,743	8,548	8,656	1.5%
				8,743	8,548	8,656	1.5%
Textiles, apparel & luxury goods
American Soccer Company, Incorporated (SCORE)	First lien senior secured revolving loan	11.91% (S + 7.25%)	7/20/2027	1,892	1,795	1,892	0.3%
	First lien senior secured loan	11.98% (S + 7.25%)	7/20/2027	30,119	29,478	30,119	5.1%
BEL USA, LLC	First lien senior secured loan	10.43% (S + 6.00%)	2/2/2025	7,006	6,937	6,936	1.2%
YS Garments, LLC	First lien senior secured loan	9.51% (L + 5.50%)	8/9/2024	7,706	7,608	7,706	1.3%
				46,723	45,818	46,653	7.9%
Trading companies & distributors
BCDI Meteor Acquisition, LLC (Meteor)	First lien senior secured loan	11.66% (S + 7.00%)	6/29/2028	16,420	16,010	16,420	2.8%
Broder Bros., Co.	First lien senior secured loan	10.73% (L + 6.00%)	12/4/2025	4,763	4,456	4,763	0.8%
CGI Automated Manufacturing, LLC	First lien senior secured delayed draw loan	11.34% (S + 6.50%)	12/17/2026	3,710	3,566	3,710	0.6%
	First lien senior secured loan	11.34% (S + 6.50%)	12/17/2026	27,896	26,809	27,896	4.7%
	First lien senior secured revolving loan	11.34% (S + 6.50%)	12/17/2026	-	-	-	0.0%
EIS Legacy, LLC	First lien senior secured delayed draw loan	9.73% (L + 5.00%)	5/1/2023	-	-	-	0.0%
	First lien senior secured revolving loan	9.73% (L + 5.00%)	11/1/2027	-	-	-	0.0%
	First lien senior secured loan	9.73% (L + 5.00%)	11/1/2027	18,277	17,885	18,140	3.1%
Genuine Cable Group, LLC	First lien senior secured loan	10.17% (S + 5.75%)	11/1/2026	34,912	33,732	34,476	5.8%
I.D. Images Acquisition, LLC	First lien senior secured loan	10.98% (S + 6.25%)	7/30/2026	15,415	15,236	15,415	2.6%
	First lien senior secured loan	10.67% (S + 6.25%)	7/30/2026	4,743	4,651	4,743	0.8%
	First lien senior secured delayed draw loan	10.98% (S + 6.25%)	7/30/2026	2,608	2,587	2,608	0.4%
	First lien senior secured revolving loan	10.67% (S + 6.25%)	7/30/2026	596	567	596	0.1%
Refrigeration Sales Corp.	First lien senior secured loan	11.26% (L + 6.50%)	6/22/2026	6,876	6,789	6,876	1.2%
United Safety & Survivability Corporation (USSC)	First lien senior secured delayed draw loan	11.41% (S + 6.75%)	9/30/2027	670	628	670	0.1%
	First lien senior secured revolving loan	10.88% (S + 6.25%)	9/30/2027	1,075	1,051	1,075	0.2%
	First lien senior secured loan	11.48% (S + 6.75%)	9/30/2027	12,563	12,332	12,563	2.1%
				150,524	146,299	149,951	25.3%
Wireless telecommunication services
Centerline Communications, LLC	First lien senior secured loan	9.93% (S + 5.50%)	8/10/2027	1,031	1,000	1,026	0.2%
	First lien senior secured delayed draw loan	10.06% (S + 5.50%)	8/10/2027	7,116	6,999	7,080	1.2%
	First lien senior secured delayed draw loan	9.93% (S + 5.50%)	8/10/2027	6,265	6,148	6,233	1.1%
	First lien senior secured revolving loan	10.06% (S + 5.50%)	8/10/2027	-	-	-	0.0%
	First lien senior secured loan	10.06% (S + 5.50%)	8/10/2027	15,098	14,819	15,022	2.5%
				29,510	28,966	29,361	5.0%
Total Private Credit Debt Investments				1,165,969	1,141,538	1,157,971	195.6%

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2022

(amounts in 000’s)

	Number of		Fair	Percentage
	Units	Cost	Value	of Net Assets
Equity Investments
Auto components
Vehicle Accessories, Inc. - Class A common (8)	128.250	-	80	0.0%
Vehicle Accessories, Inc. - preferred (8)	250.000	250	268	0.1%
	378.250	250	348	0.1%
Commercial services & supplies
American Equipment Holdings LLC (9)	250.000	250	248	0.0%
BLP Buyer, Inc. (Bishop Lifting Products) - Class A common (10)	500.000	500	560	0.1%
	750.000	750	808	0.1%
Food products
BC CS 2, L.P. (Cuisine Solutions) (5)	2,000.000	2,000	2,220	0.4%
IF&P Foods, LLC (FreshEdge) – Class A common (9)	0.750	750	745	0.1%
IF&P Foods, LLC (FreshEdge) – Class B common (9)	0.750	-	-	0.0%
Gulf Pacific Holdings, LLC - Class A common (9)	0.250	250	278	0.0%
Gulf Pacific Holdings, LLC - Class C common (9)	0.250	-	-	0.0%
Siegel Parent, LLC (11)	0.250	250	496	0.1%
	2,002.250	3,250	3,739	0.6%
Healthcare equipment & supplies
LSL Industries, LLC (LSL Healthcare) (9)	7.500	750	745	0.1%
	7.500	750	745	0.1%
IT services
Domain Information Services Inc. (Integris)	250.000	250	250	0.0%
	250.000	250	250	0.0%
Textiles, apparel & luxury goods
American Soccer Company, Incorporated (SCORE) (11)	1,000.000	1,000	1,258	0.2%
	1,000.000	1,000	1,258	0.2%
Total Private Equity Investments	4,388.000	6,250	7,148	1.1%

Total Private Investments		1,147,788	1,165,119	196.7%

	Number of		Fair	Percentage
	Shares	Cost	Value	of Net Assets
Short-Term Investments
First American Treasury Obligations Fund - Institutional Class Z, 4.16% (12)	9,847	9,847	9,847	1.7%
Total Short-Term Investments	9,847	9,847	9,847	1.7%

Total Investments		$1,157,635	$1,174,966	198.4%

Liabilities in Excess of Other Assets			(582,925)	(98.4)%
Net Assets			$592,041	100.0%

(1)	As of December 31, 2022, all investments are non-controlled, non-affiliated investments. Non-controlled, non-affiliated investments are defined as investments in which the Company owns less than 5% of the portfolio company’s outstanding voting securities and does not have the power to exercise control over the management or policies of such portfolio company.

(2)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.

Kayne Anderson BDC, Inc.

Consolidated Schedule of Investments

As of December 31, 2022

(amounts in 000’s)

(3)	As of December 31, 2022, the tax cost of the Company’s investments approximates their amortized cost.

(4)	Loan contains a variable rate structure, that may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to either the London Interbank Offered Rate (“LIBOR” or “L”) (which can include one-, two-, three- or six-month LIBOR), the Secured Overnight Funding Rate (“SOFR” or “S”) (which can include one-, three- or six-month SOFR), or an alternate base rate (which can include the Federal Funds Effective Rate or the Prime Rate or “P”).

(5)	Non-qualifying investment as defined by Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2022, 3.8% of the Company’s total assets were in non-qualifying investments.

(6)	The Company may be entitled to receive additional interest as a result of an arrangement with other lenders in the syndication. In exchange for the higher interest rate, the “last-out” portion is at a greater risk of loss. Certain lenders represent a “first out” portion of the investment and have priority to the “last-out” portion with respect to payments of principal and interest.

(7)	On December 5, 2022, the Company funded a $6,254 first lien senior secured loan in Light Wave Dental Management LLC. The loan has an annual interest rate of 30% with a minimum of 1.3x MOIC (multiple on invested capital) if the loan is repaid prior to June 6, 2023 with further increases above 1.3x thereafter. The interest and the prepayment premium are payable to the Company upon a triggering event or maturity in September 2023.

(8)	The Company owns 0.19% of the common equity and 0.43% of the preferred equity of Vehicle Accessories, Inc.

(9)	The Company owns 71% of a pass-through, taxable limited liability company, KSCF IV Equity Aggregator Blocker, LLC (the “Aggregator Blocker”), which holds the Company’s equity investments in American Equipment Holdings LLC, Gulf Pacific Holdings, LLC, IF&P Foods, LLC (FreshEdge) and LSL Industries, LLC (LSL Healthcare). Through the Company’s ownership of the Aggregator Blocker, the Company owns the respective units of each company listed above in the Schedule of Investments.

(10)	The Company owns 0.53% of the common equity BLP Buyer, Inc. (Bishop Lifting Products).

(11)	The Company owns 40% of a pass-through limited liability company, KSCF IV Equity Aggregator, LLC (the “Aggregator”), which holds the Company’s equity investments in Siegel Parent, LLC and American Soccer Company, Incorporated (SCORE). The Aggregator’s ownership of Siegel Parent, LLC is 1.1442%. Through the Company’s ownership of the Aggregator, the Company owns the respective units of each company listed above in the Schedule of Investments.

(12)	The indicated rate is the yield as of December 31, 2022.

See accompanying notes to consolidated financial statements.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Note 1. Organization

Organization

Kayne Anderson BDC, Inc. (the “Company”) is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, the Company intends to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

The Company was formed as a Delaware corporation to make investments in middle-market companies and commenced operations on February 5, 2021.

As of June 30, 2023, the Company has entered into subscription agreements with investors for an aggregate capital commitment of $875,188 to purchase shares of the Company’s common stock. See Note 11 – Subsequent Events.

KA Credit Advisors, LLC (the “Advisor”) is an indirect subsidiary of Kayne Anderson Capital Advisors, L.P. (“KACALP” or “Kayne Anderson”). The Advisor is registered with the Securities and Exchange Commission (“SEC”) as an investment advisor under the Investment Advisory Act of 1940, as amended. Subject to the overall supervision of the Company’s board of directors (the “Board”), the Advisor is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments, determining the value of the investments and monitoring its investments and portfolio companies on an ongoing basis. The Board consists of seven directors, four of whom are independent.

The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in middle-market companies.

The Company conducts private offerings of its Common Stock to investors in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). At the closing of any private offering, each investor will make a capital commitment (a “Capital Commitment”) to purchase shares of its Common Stock (“Shares”) pursuant to a subscription agreement entered into with the Company. Investors will be required to fund drawdowns to purchase Shares up to the amount of their respective Capital Commitments each time the Company delivers a notice to the investors. Following the initial closing of the private offering (the “Initial Closing”) on February 5, 2021 and prior to any Liquidity Event (as defined below), the Advisor may, in its sole discretion, permit additional closings of the private offering. A “Liquidity Event” is defined as (a) an initial public offering of Shares (the “Initial Public Offering”) or the listing of Shares on an exchange (together with the Initial Public Offering, an “Exchange Listing”), (b) the sale of the Company or (c) a disposition of the Company’s investments and distribution of the net proceeds (after repayment of borrowed funds or other forms of leverage) to the Company’s investors.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Note 2. Significant Accounting Policies

A. Basis of Presentation—the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company is an investment company and follows accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946 — “Financial Services — Investment Companies.” In the opinion of management, all adjustments, which are of a normal recurring nature, considered necessary for the fair statement of the consolidated financial statements for the periods presented, have been included.

B. Consolidation—As provided under Regulation S-X and ASC Topic 946 – “Financial Services – Investment Companies”, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company’s wholly-owned subsidiaries, Kayne Anderson BDC Financing, LLC, (“KABDCF”) and KABDC Corp, LLC, in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation. As of June 30, 2023, KABDC Corp, LLC held no investments.

C. Use of Estimates—the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ materially from those estimates.

D. Cash and Cash Equivalents—cash and cash equivalents include short-term, liquid investments with an original maturity of three months or less and include money market fund accounts.

E. Investment Valuation, Fair Value—the Company conducts the valuation of its investments consistent with GAAP and the 1940 Act. The Company’s investments will be valued no less frequently than quarterly, in accordance with the terms of Topic 820 of the Financial Accounting Standards Board’s Accounting Standards Codification, Fair Value Measurement and Disclosures (“ASC 820”).

Pursuant to Rule 2a-5 under the 1940 Act, the Board of Directors has designated the Advisor as the “valuation designee” to perform fair value determinations of the Company’s portfolio holdings, subject to oversight by and periodic reporting to the Board. The valuation designee performs fair valuation of the Company’s portfolio holdings in accordance with the Company’s Valuation Program, as approved by the Board.

Traded Investments (Level 1 or Level 2)

Investments for which market quotations are readily available will typically be valued at those market quotations. Traded investments such as corporate bonds, preferred stock, bank notes, loans or loan participations are valued by using the bid price provided by an independent pricing service, by an independent broker, the agent bank, syndicate bank or principal market maker. When price quotes for investments are not available, or such prices are stale or do not represent fair value in the judgment of the Company’s Advisor, fair market value will be determined using the Advisor’s valuation process for investments that are privately issued or otherwise restricted as to resale.

The Company may also invest, to a lesser extent, in equity securities purchased in conjunction with debt investments. While the Company anticipates these equity securities to be issued by privately held companies, the Company may hold equity securities that are publicly traded. Equity securities listed on any exchange other than the NASDAQ Stock Market, Inc. (“NASDAQ”) are valued, except as indicated below, at the last sale price on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the most recent bid and ask prices on such day. Securities admitted to trade on the NASDAQ are valued at the NASDAQ official closing price. Equity securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined at the close of the exchange representing the principal market for such securities. Equity securities traded in the over-the-counter market, but excluding securities admitted to trading on the NASDAQ, are valued at the closing bid prices.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Non-Traded Investments (Level 3)

Investments that are privately issued or otherwise restricted as to resale, as well as any security for which (a) reliable market quotations are not available in the judgment of the Company’s Advisor, or (b) the independent pricing service or independent broker does not provide prices or provides a price that in the judgment of the Company’s Advisor is stale or does not represent fair value, shall each be valued in a manner that most fairly reflects fair value of the security on the valuation date. The Company expects that a significant majority of its investments will be Level 3 investments. Unless otherwise determined by the Advisor, the following valuation process is used for the Company’s Level 3 investments:

●	Valuation Designee. The applicable investments will be valued no less frequently than quarterly by the Advisor, with new investments valued at the time such investment was made. The value of each Level 3 investment will be initially reviewed by the persons responsible for such portfolio company or investment. The Advisor will use a standardized template designed to approximate fair market value based on observable market inputs, updated credit statistics and unobservable inputs to determine a preliminary value. The Advisor will specify the titles of the persons responsible for determining the fair value of Company investments, including by specifying the particular functions for which they are responsible, and will reasonably segregate fair value determinations from the portfolio management of the Company such that the portfolio manager(s) may not determine, or effectively determine by exerting substantial influence on, the fair values ascribed to portfolio investments.

●	Valuation Firm. Quarterly, a third-party valuation firm engaged by the Advisor reviews the valuation methodologies and calculations employed for each of the Company’s investments that the Advisor has placed on the “watch list” and approximately 25% of the Company’s remaining investments. The third-party valuation firm will review and independently value all of the Level 3 investments at least once per year, on a rolling twelve-month basis. The quarterly report issued by the third-party valuation firm will provide positive assurance on the fair values of the investments reviewed.

●	Oversight. The Board has appointed the Advisor as the valuation designee for the Company for purposes of making determinations of fair value as permitted by Rule 2a-5 under the 1940 Act. The Audit Committee shall aid the Board in overseeing the Advisor’s fair valuation of securities that are not publicly traded or for which current market values are not readily available. The Audit Committee shall meet quarterly to review the fair value determinations, processes and written reports of the Advisor as part of the Board’s oversight responsibilities.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Company’s financial statements will express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on the Company’s financial statements.

F. Interest Income Recognition— Interest income is recorded on an accrual basis and includes the accretion of discounts, amortization of premiums and payment-in-kind (“PIK”) interest. Discounts from and premiums to par value on investments purchased are accreted/amortized into interest income over the life of the respective security using the effective yield method. To the extent loans contain PIK provisions, PIK interest, computed at the contractual rate specified in each applicable agreement, is accrued and recorded as interest income and added to the principal balance of the loan. PIK interest income added to the principal balance is generally collected upon repayment of the outstanding principal. To maintain the Company’s status as a RIC, this non-cash source of income must be paid out to stockholders in the form of dividends for the year the income was earned, even though the Company has not yet collected the cash. The amortized cost of investments represents the original cost adjusted for any accretion of discounts, amortization of premiums and PIK interest. For the six months ended June 30, 2023, the Company had $1,035 of PIK interest included in interest income, which represents 1.3% of aggregate interest income. There was no PIK interest for the six months ended June 30, 2022.

Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or when there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon the Company’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest are paid or there is no longer any reasonable doubt that such principal or interest will be collected in full and, in the Company’s judgment, principal and interest are likely to remain current. The Company may make exceptions to this policy if the loan has sufficient collateral value (i.e., typically measured as enterprise value of the portfolio company) or is in the process of collection. As of June 30, 2023 and December 31, 2022, the Company did not have any investments in portfolio companies on non-accrual status.

G. Debt Issuance Costs—Costs incurred by the Company related to the issuance of its debt (credit facilities) are capitalized and amortized over the period the debt is outstanding. The Company has classified the costs incurred to issue its credit facilities as a deduction from the carrying value of the credit facilities on the Statement of Assets and Liabilities. For the purpose of calculating the Company’s asset coverage ratios pursuant to the 1940 Act, deferred issuance costs are not deducted from the carrying value of debt or preferred stock.

H. Dividends to Common Stockholders—Distributions to common stockholders are recorded on the record date. The amount to be paid out as a dividend is determined by the Company’s board of directors each quarter and is generally based upon the earnings estimated by management and considers the level of undistributed taxable income carried forward from the prior year for distribution in the current year. Net realized capital gains, if any, are generally distributed, although the Company may decide to retain such capital gains for investment.

I. Organizational Costs—organizational expenses include costs and expenses relating to the formation and organization of the Company. The Company has reimbursed the Advisor for these costs which are expensed as incurred.

J. Offering Costs—offering costs include costs and expenses incurred in connection with the offering of the Company’s common stock. These initial costs were capitalized as deferred offering expenses and included in prepaid expenses and other assets on the Statement of Assets and Liabilities. These costs were amortized over a twelve-month period beginning with the commencement of operations. These expenses consist primarily of legal fees and other costs incurred in connection with the Company’s share offerings, the preparation of the Company’s registration statement and registration fees. The Company reimbursed the Advisor for these costs.

K. Income Taxes—it is the Company’s intention to continue to be treated as and to qualify each year for special tax treatment afforded a RIC under the Code. As long as the Company meets certain requirements that govern its sources of income, diversification of assets and timely distribution of earnings to stockholders, the Company will not be subject to U.S. federal income tax.

The Company must pay distributions equal to 90% of its investment company taxable income (ordinary income and short-term capital gains) to qualify as a RIC and it must distribute all of its taxable income (ordinary income, short-term capital gains and long-term capital gains) to avoid federal income taxes. The Company will be subject to federal income tax on any undistributed portion of income. For purposes of the distribution test, the Company may elect to treat as paid on the last day of its taxable year all or part of any distributions that are declared after the end of its taxable year if such distributions are declared before the due date of its tax return, including any extensions.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

All RICs are subject to a non-deductible 4% excise tax on income that is not distributed on a timely basis in accordance with the calendar year distribution requirements. To avoid the tax, the Company must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its net capital gains for the one-year period ending on December 31, the last day of our taxable year, and (iii) undistributed amounts from previous years on which the Company paid no U.S. federal income tax. A distribution will be treated as paid during the calendar year if it is paid during the calendar year or declared by the Company in October, November or December of such year, payable to stockholders of record on a date during such months and paid by the Company no later than January of the following year. Any such distributions paid during January of the following year will be deemed to be received by stockholders on December 31 of the year the distributions are declared, rather than when the distributions are actually received.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

L. Commitments and Contingencies—in the normal course of business, the Company may enter into contracts that provide a variety of general indemnifications. Any exposure to the Company under these arrangements could involve future claims that may be made against the Company. Currently, no such claims exist or are expected to arise and, accordingly, the Company has not accrued any liability in connection with such indemnifications.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Note 3. Agreements and Related Party Transactions

A. Administration Agreement—on February 5, 2021, the Company entered into an Administration Agreement with its Advisor, which serves as its Administrator and will provide or oversee the performance of its required administrative services and professional services rendered by others, which will include (but are not limited to), accounting, payment of our expenses, legal, compliance, operations, technology and investor relations, preparation and filing of its tax returns, and preparation of financial reports provided to its stockholders and filed with the SEC. On March 7, 2023, the Board approved a one-year renewal of the Administration Agreement through March 15, 2024.

The Company will reimburse the Administrator for its costs and expenses incurred in performing its obligations under the Administration Agreement, which may include, after completion of our Exchange Listing, its allocable portion of office facilities, overhead, and compensation paid to or compensatory distributions received by its officers (including our Chief Compliance Officer and Chief Financial Officer) and its respective staff who provide services to the Company. As the Company reimburses the Administrator for its expenses, the Company will indirectly bear such cost. The Administration Agreement may be terminated by either party with 60 days’ written notice.

B. Investment Advisory Agreement—on February 5, 2021, the Company entered into an Investment Advisory Agreement with its Advisor. Pursuant to the Investment Advisory Agreement with its Advisor, the Company will pay its Advisor a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The Advisor may, from time-to-time, grant waivers on the Company’s obligations, including waivers of the base management fee and/or incentive fee, under the Investment Advisory Agreement. The Investment Advisory Agreement may be terminated by either party with 60 days’ written notice. On March 7, 2023, the Board approved a one-year renewal of the Investment Advisory Agreement through March 15, 2024.

Base Management Fee

Prior to an Exchange Listing, the base management fee will be calculated at an annual rate of 0.90% of the fair market value of the Company’s investments including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase. After an Exchange Listing, the base management fee will be calculated at an annual rate of 1.50% of the fair market value of the Company’s investments. However, following an Exchange Listing, if borrowed funds or other forms of leverage utilized to finance the Company’s investments is greater than a debt-to-equity ratio of 1.0x, the base management fee will be 1.00% of the fair market value of the portion of the Company’s investments financed with borrowed funds or other forms of leverage above a 1.0x debt-to-equity ratio.

The base management fee will be payable quarterly in arrears and calculated based on the average of the Company’s fair market value of investments, at the end of the two most recently completed calendar quarters, including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase. Base management fees for any partial quarter will be appropriately pro-rated.

For the three months ended June 30, 2023 and 2022, the Company incurred base management fees of $2,848 and $1,498 respectively.

For the six months ended June 30, 2023 and 2022, the Company incurred base management fees of $5,533 and $2,824, respectively.

Incentive Fee

The Company will also pay the Advisor an incentive fee. The incentive fee will consist of two parts—an incentive fee on income and an incentive fee on capital gains. Described in more detail below, these components of the incentive fee will be largely independent of each other with the result that one component may be payable even if the other is not.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Incentive Fee on Income

The incentive fee based on income (the “income incentive fee”) is determined and paid quarterly in arrears in cash (subject to the limitations described in “Payment of Incentive Fees” below). The Company’s quarterly pre-incentive fee net investment income must exceed a preferred return of 1.50% of the Company’s net asset value (“NAV”) at the end of the immediately preceding calendar quarter (6.0% annualized but not compounded) (the “Hurdle Amount”) in order for the Company to receive an income incentive fee. The income incentive fee is calculated as follows:

●	Prior to an Exchange Listing: 100% of our pre-incentive fee net investment income for the immediately preceding calendar quarter in excess of 1.50% of the Company’s NAV at the end of the immediately preceding calendar quarter until the Advisor has received 10% of the total pre-incentive fee net income for that calendar quarter and, for pre-incentive fee net investment income in excess of 1.6667%, 10% of all remaining pre-incentive fee net investment income for that quarter.

●	After an Exchange Listing: 100% of the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter in excess of 1.50% of the Company’s NAV at the end of the immediately preceding calendar quarter until the Advisor has received 15% of the total pre-incentive fee net income for that calendar quarter and, for pre-incentive fee net investment income in excess of 1.7647%, 15% of all remaining pre-incentive fee net investment income for that quarter.

Incentive Fee on Capital Gains

The incentive fee on capital gains (the “capital gains incentive fee”) will be calculated and payable in arrears in cash as follows:

●	Prior to an Exchange Listing: 10% of the Company’s realized capital gains, if any, on a cumulative basis from formation through (a) the day before an Exchange Listing, (b) upon consummation of a Liquidity Event or (c) upon the termination of the Investment Advisory Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis. For the purpose of computing the capital gain incentive fee, the calculation methodology will look through derivative financial instruments or swaps as if the Company owned the reference assets directly.

●	After an Exchange Listing: 15% of the Company’s realized capital gains, if any, on a cumulative basis from formation through the end of a given calendar year or upon termination of the Investment Advisory Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

Payment of Incentive Fees

Prior to an Exchange Listing, any incentive fees earned by the Advisor shall accrue as earned but only become payable in cash to the Advisor upon consummation of an Exchange Listing. To the extent the Company does not complete an Exchange Listing, the incentive fees will be payable to the Advisor (a) upon consummation of a sale of the Company or (b) once substantially all the proceeds from a Company Liquidation payable to the Company’s stockholders have been distributed to such stockholders.

For the three months ended June 30, 2023, the Company incurred incentive fees on income of $2,420 and no incentive fees on capital gains.

For the three months ended June 30, 2022, the Company incurred incentive fees on income of $775 and no incentive fees on capital gains.

For the six months ended June 30, 2023, the Company incurred incentive fees on income of $4,558 and no incentive fees on capital gains.

For the six months ended June 30, 2022, the Company incurred incentive fees on income of $1,728 and on capital gains of $2 (total of $1,730)

C. Other—KACALP, an affiliate of the Advisor, made an equity contribution of $10 to the Company on December 18, 2018.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Note 4. Investments

The following table presents the composition of the Company’s investment portfolio at amortized cost and fair value as of June 30, 2023 and December 31, 2022.

	June 30, 2023		December 31, 2022
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
First-lien senior secured debt investments	$1,260,790	$1,276,048	$1,141,538	$1,157,971
Equity investments	6,437	7,903	6,250	7,148
Short-term investments	15,094	15,094	9,847	9,847
Total Investments	$1,282,321	$1,299,045	$1,157,635	$1,174,966

As of June 30, 2023 and December 31, 2022, $70,791 and $45,901, respectively, of the Company’s total assets were non-qualifying assets, as defined by Section 55(a) of the 1940 Act.

The Company uses Global Industry Classification Standards (GICS), Level 3 – Industry, for classifying the industry groupings of its portfolio companies.

The industry composition of long-term investments based on fair value as of June 30, 2023 and December 31, 2022 was as follows:

	June 30, 2023	December 31, 2022

Trading companies & distributors	13.6%	12.9%
Commercial services & supplies	12.0%	11.9%
Food products	10.6%	10.9%
Health care providers & services	8.4%	9.8%
Professional services	5.0%	5.5%
Aerospace & defense	4.3%	4.1%
IT services	4.1%	3.9%
Machinery	4.0%	2.2%
Containers & packaging	3.8%	4.5%
Textiles, apparel & luxury goods	3.7%	4.1%
Leisure products	3.6%	2.3%
Personal care products	3.1%	1.7%
Chemicals	2.9%	2.9%
Software	2.7%	3.0%
Diversified telecommunication services	2.3%	2.6%
Wireless telecommunication services	2.3%	2.5%
Insurance	2.3%	1.3%
Automobile components	2.2%	2.3%
Building products	1.7%	3.4%
Household durables	1.6%	1.8%
Health care equipment & supplies	1.6%	1.8%
Household products	1.4%	1.6%
Biotechnology	0.9%	1.0%
Specialty retail	0.7%	0.7%
Pharmaceuticals	0.6%	0.6%
Capital Markets	0.4%	-%
Electronic equipment, instruments & components	0.2%	0.3%
Asset management & custody banks	-%	0.4%
Total	100.0%	100.0%

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Note 5. Fair Value

The Fair Value Measurement Topic of the FASB Accounting Standards Codification (ASC 820) defines fair value as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants under current market conditions at the measurement date. As required by ASC 820, the Company has performed an analysis of all investments measured at fair value to determine the significance and character of all inputs to their fair value determination. Inputs are the assumptions, along with considerations of risk, that a market participant would use to value an asset or a liability. In general, observable inputs are based on market data that is readily available, regularly distributed and verifiable that the Company obtains from independent, third-party sources. Unobservable inputs are developed by the Company based on its own assumptions of how market participants would value an asset or a liability.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories.

Level 1 — Valuations based on quoted unadjusted prices for identical instruments in active markets traded on a national exchange to which the Company has access at the date of measurement.

Level 2 — Valuations based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers.

Level 3 — Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company’s own assumptions that market participants would use to price the asset or liability based on the best available information.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

The following tables present the fair value hierarchy of investments as of June 30, 2023 and December 31, 2022. Note that the valuation levels below are not necessarily an indication of the risk or liquidity associated with the underlying investment.

	Fair Value Hierarchy as of June 30, 2023
Investments:	Level 1	Level 2	Level 3	Total
First-lien senior secured debt investments	$-	$-	$1,276,048	$1,276,048
Equity investments	-	-	7,903	7,903
Short-term investments	15,094	-	-	15,094
Total Investments	$15,094	$-	$1,283,951	$1,299,045

	Fair Value Hierarchy as of December 31, 2022
Investments:	Level 1	Level 2	Level 3	Total
First-lien senior secured debt investments	$-	$-	$1,157,971	$1,157,971
Equity investments	-	-	7,148	7,148
Short-term investments	9,847	-	-	9,847
Total Investments	$9,847	$-	$1,165,119	$1,174,966

The following tables present changes in the fair value of investments for which Level 3 inputs were used to determine the fair value as of and for the three and six months ended June 30, 2023 and 2022.

	First-lien
	senior
	secured	Private
	debt	equity
For the three months ended June 30, 2023	investments	investments	Total
Fair value, beginning of period	$1,247,020	$7,339	$1,254,359
Purchases of investments	74,232	187	74,419
Proceeds from sales of investments and principal repayments	(46,298)	-	(46,298)
Net change in unrealized gain (loss)	(1,108)	377	(731)
Net realized gain (loss)	-	-	-
Net accretion of discount on investments	2,202	-	2,202
Transfers into (out of) Level 3	-	-	-
Fair value, end of period	$1,276,048	$7,903	$1,283,951

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

	First-lien
	senior
	secured	Private
	debt	equity
For the three months ended June 30, 2022	investments	investments	Total
Fair value, beginning of period	$616,067	$1,000	$617,067
Purchases of investments	114,678	250	114,928
Proceeds from sales of investments and principal repayments	(15,615)	-	(15,615)
Net change in unrealized gain (loss)	189	133	322
Net realized gain (loss)	-	-	-
Net accretion of discount on investments	1,262	-	1,262
Transfers into (out of) Level 3	-	-	-
Fair value, end of period	$716,581	$1,383	$717,964

	First-lien
	senior
	secured	Private
	debt	Equity
For the six months ended June 30, 2023	investments	investments	Total
Fair value, beginning of period	$1,157,971	$7,148	$1,165,119
Purchases of investments	178,477	187	178,664
Proceeds from sales of investments and principal repayments	(63,543)	-	(63,543)
Net change in unrealized gain (loss)	(1,174)	568	(606)
Net realized gain (loss)	-	-	-
Net accretion of discount on investments	4,317	-	4,317
Transfers into (out of) Level 3	-	-	-
Fair value, end of period	$1,276,048	$7,903	$1,283,951

	First-lien
	senior
	secured	Private
	debt	Equity
For the six months ended June 30, 2022	investments	investments	Total
Fair value, beginning of period	$578,195	$250	$578,445
Purchases of investments	180,452	1,000	181,452
Proceeds from sales of investments and principal repayments	(43,777)	-	(43,777)
Net change in unrealized gain (loss)	(323)	133	(190)
Net realized gain (loss)	23	-	23
Net accretion of discount on investments	2,011	-	2,011
Transfers into (out of) Level 3	-	-	-
Fair value, end of period	$716,581	$1,383	$717,964

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

For the three and six months ended June 30, 2023 and 2022, the Company did not recognize any transfers to or from Level 3. The increase in unrealized gain (loss) relates to investments that were held during the period. The Company includes these unrealized gains and losses on the Statement of Operations – Net Change in Unrealized Gains (Losses).

Valuation Techniques and Unobservable Inputs

Non-traded debt investments are typically valued using either a market yield analysis or an enterprise value analysis. For debt investments that are not considered to be credit impaired, the Advisor uses a market yield analysis to determine fair value. If the debt investment is considered to be credit impaired (which is determined by performing an enterprise value analysis), the Advisor will use the enterprise value analysis or a liquidation basis analysis to determine fair value.

To determine fair value using a market yield analysis, the Advisor discounts the contractual cash flows of each investment at an appropriate discount rate (the market yield). To determine the estimated market yield for its debt investments, the Advisor analyzes changes in the risk/reward (measured by yields and leverage) of middle market indices as compared to changes in risk/reward for the underlying investment and estimates the appropriate discount rate for such debt investment. In this context, the discount rate and the fair market value of the investment is impacted by the structure and pricing of the security relative to current market yields for similar investments in similar businesses as well as the financial performance of such business. In performing this analysis, the Advisor considers data sources including, but not limited to: (i) industry publications, such as S&P Global’s High-End Middle Market Lending Review; Thomson Reuter’s Refinitiv Middle Market Monthly Stats; CapitalIQ; Pitchbook News; The Lead Left, and other data sources; (ii) comparable investments reviewed or completed by affiliates of the Advisor, and (iii) information obtained and provided by the Advisor’s independent valuation managers.

To determine if a debt investment is credit impaired, the Advisor estimates the enterprise value of the business and compares such estimate to the outstanding indebtedness of such business. The Advisor utilizes the following valuation methodologies to determine the estimated enterprise value of the company: (i) analysis of valuations of publicly traded companies in a similar line of business (“public company comparable analysis”), (ii) analysis of valuations of M&A transaction valuations for companies in a similar line of business (“precedent transaction analysis”), (iii) discounted cash flows (“DCF analysis”) and (iv) other valuation methodologies.

In determining the non-traded debt investment valuations, the following factors are considered, where relevant: the nature and realizable value of any collateral; the company’s ability to make interest payments, amortization payments (if any) and other fixed charges; call features, put features and other relevant terms of the debt security; the company’s historical and projected financial results; the markets in which the company does business; changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be valued; and other relevant factors.

Equity investments in private companies are typically valued using one of or a combination of the following valuation techniques: (i) public company comparable analysis, (ii) precedent transaction analysis and (iii) DCF analysis.

Under all of these valuation techniques, the Advisor estimates operating results of the companies in which it invests, including earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) and free cash flow. These estimates utilize unobservable inputs such as historical operating results, which may be unaudited, and projected operating results, which will be based on operating assumptions for such company. Investment performance data utilized will be the most recently available as of the measurement date which in many cases may reflect up to a one quarter lag in information. These estimates will be sensitive to changes in assumptions specific to such company as well as general assumptions for the industry. Other unobservable inputs utilized in the valuation techniques outlined above include: discounts for lack of marketability, selection of publicly traded companies, selection of similar precedent transactions, selected ranges for valuation multiples and expected required rates of return (discount rates).

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Quantitative Table for Valuation Techniques

The following tables present quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of June 30, 2023 and December 31, 2022. The tables are not intended to be all-inclusive but instead capture the significant unobservable inputs relevant to the Advisor’s determination of fair value.

	As of June 30, 2023
		Valuation	Unobservable		Weighted
	Fair Value	Technique	Input	Range	Average
First-lien senior secured debt investments	$1,276,048	Discounted cash flow analysis	Discount rate	7.8% - 15.1%	10.4%

Equity investments	$7,903	Precedent Transaction Analysis	Original cost	1.0	1.0
		Comparable Multiples	EV / EBITDA	6.4 - 17.2	11.8
	$1,283,951

	As of December 31, 2022
		Valuation	Unobservable		Weighted
	Fair Value	Technique	Input	Range	Average
First-lien senior secured debt investments	$1,157,971	Discounted cash flow analysis	Discount rate	8.4% - 15.0%	10.1%

Equity investments	$1,988	Precedent Transaction Analysis	Original Cost	1.0	1.0
	5,160	Comparable Multiples	EV/ EBITDA	6.6 - 17.2	12.7
	$1,165,119

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Note 6. Debt

Subscription Credit Agreement

As of June 30, 2023, the Company had a $125,000 credit agreement (the “Subscription Credit Agreement”) with certain lenders party thereto. The Subscription Credit Agreement permits the Company to elect the commitment amount each quarter to borrow up to $125,000, subject to availability under the borrowing base which is calculated based on the unused capital commitments of the investors meeting various eligibility requirements. The interest rate under the Subscription Credit Agreement is equal to the Secured Overnight Funding Rate (“SOFR”) plus 1.975% (subject to a 0.275% SOFR floor). The Company is also required to pay a commitment fee of 0.25% per annum on any unused portion of the Subscription Credit Agreement. The Company also pays an extension fee of 0.05% per quarter on the elected commitment amount on the first day of each calendar quarter. The Subscription Credit Agreement will expire on December 31, 2023.

For the six months ended June 30, 2023 and 2022, the average amount of borrowings outstanding under the Subscription Credit Agreement were $67,320 and $54,110, respectively, with a weighted average interest rate of 6.76% and 2.50%, respectively. As of June 30, 2023, the Company had $9,000 outstanding under the Subscription Credit Agreement at a weighted average interest rate of 7.11%.

Corporate Credit Facility

As of June 30, 2023, the Company had a senior secured revolving credit facility (the “Corporate Credit Facility”), that has a total commitment of $400,000. The Company entered into the Corporate Credit Facility on February 18, 2022. The Corporate Credit Facility’s commitment termination date and the final maturity date are February 18, 2026 and February 18, 2027, respectively. The Corporate Credit Facility also provides for a feature that allows the Company, under certain circumstances, to increase the overall size of the Corporate Credit Facility to a maximum of $550,000. The interest rate on the Corporate Credit Facility is equal to Term SOFR (a forward-looking rate based on SOFR futures) plus an applicable spread of 2.35% per annum or an “alternate base rate” (as defined in the agreements governing the Corporate Credit Facility) plus an applicable spread of 1.25%. The Company is also required to pay a commitment fee of 0.375% per annum on any unused portion of the Corporate Credit Facility.

Under the Corporate Credit Facility, the Company is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities, including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness and liens, (b) limitations on certain investments, (c) limitations on certain restricted payments, (d) maintaining a certain minimum stockholders’ equity, and (e) maintaining a ratio of total assets (less total liabilities not representing indebtedness) to total indebtedness of the Company and its consolidated subsidiaries of not less than 1.5:1.0. These covenants are subject to important limitations and exceptions that are described in the agreements governing the Corporate Credit Facility. Amounts available to borrow under the Corporate Credit Facility are subject to compliance with a borrowing base that applies different advance rates to different types of assets (based on their value as determined pursuant to the Corporate Credit Facility) that are pledged as collateral. The Corporate Credit Facility is secured by certain assets in the Company’s portfolio and excludes investments held by Kayne Anderson BDC Financing LLC (“KABDCF”) under the Revolving Funding Facility (as defined below).

For the six months ended June 30, 2023 and 2022, the average amount of borrowings outstanding under the Corporate Credit Facility was $293,044 and $57,315, respectively, with a weighted average interest rate of 7.06% and 2.91%, respectively. As of June 30, 2023, the Company had $237,000 outstanding under the Corporate Credit Facility at a weighted average interest rate of 7.37%.

Revolving Funding Facility

As of June 30, 2023, the Company had a senior secured revolving funding facility (the “Revolving Funding Facility”), that has a total commitment of $455,000. The Company and KABDCF entered into the Revolving Funding Facility on February 18, 2022, and on June 29, 2023, amended the facility and increased the commitment amount from $350,000 to $455,000. The interest rate and all other terms remained unchanged. The Revolving Funding Facility is secured by all of the assets held by KABDCF and the Company has agreed that it will not grant or allow a lien on the membership interest of KABDCF. The end of the reinvestment period and the stated maturity date for the Revolving Funding Facility are February 18, 2025 and February 18, 2027, respectively. The interest rate on the Revolving Funding Facility is equal to daily SOFR plus 2.75% per annum. KABDCF is also required to pay a commitment fee of between 0.50% and 1.50% per annum depending on the size of the unused portion of the Revolving Funding Facility. Amounts available to borrow under the Revolving Funding Facility are subject to a borrowing base that applies different advance rates to different types of assets held by KABDCF and is subject to limitations with respect to the loans securing the Revolving Funding Facility, including restrictions on, loan size, industry concentration, payment frequency and status, as well as restrictions on portfolio company leverage, all of which may also affect the borrowing base and therefore amounts available to borrow. The Company and KABDCF are also required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. These covenants are subject to important limitations and exceptions that are described in the agreements governing the Revolving Funding Facility.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

For the six months ended June 30, 2023 and 2022, the average amount of borrowings outstanding under the Revolving Funding Facility was $268,204 and $110,221, respectively, with a weighted average interest rate of 7.45% and 2.80%, respectively. As of June 30, 2023, the Company had $320,000 outstanding under the Revolving Funding Facility at a weighted average interest rate of 7.80%.

Loan and Security Agreement

On February 18, 2022, the Company and KABDCF established two new credit facilities (described above) and fully repaid the $150,000 outstanding balance on the Loan and Security Agreement (the “LSA”), which was entered into by KABDCF on February 5, 2021. Advances under the LSA had an interest rate of LIBOR plus 4.25% (subject to a 1.00% LIBOR floor).

For the six months ended June 30, 2022, the average amount of borrowings outstanding under the LSA were $41,105 with a weighted average interest rate of 5.25%.

Senior Unsecured Notes

On June 29, 2023, the Company completed a private placement of $75,000 of senior unsecured notes (the “Notes”). Net proceeds from the offering was used to refinance existing debt and for general corporate purposes.

The table below sets forth a summary of the key terms of each series of Notes outstanding at June 30, 2023.

	Principal		Estimated
	Outstanding		Fair Value	Fixed
	June 30,	Unamortized	June 30,	Interest
Series	2023	Issuance Costs	2023	Rate	Maturity
A	$25,000	$291	$25,000	8.65%	6/30/2027
B	50,000	590	50,000	8.74%	6/30/2028
	$75,000	$881	$75,000

Holders of the Notes are entitled to receive cash interest payments semi-annually (on January 30 and July 30) at the fixed rate. As of June 30, 2023, the weighted average interest rate on the outstanding Notes was 8.71%.

As of June 30, 2023, the Notes were rated “BBB” by Kroll Bond Rating Agency (“KBRA”). The Company is required to maintain a current rating from one rating agency with respect to the Notes. In the event the Company does not maintain a current rating from a rating agency for a specified period of time or the credit rating on the Notes falls below “BBB-” (a “Below Investment Grade Event”), the interest rate per annum on the Notes will increase by 1.0% during the period the Notes are rated below “BBB-”. In the event the Company’s Secured Debt Ratio exceeds 60% (until June 29, 2024) or 55% (on or after June 29, 2024) (a “Secured Debt Ratio Event”), the interest rate per annum on the Notes will increase by 1.5% during the period the ratio is above stated percentage. If a Below Investment Grade Event and a Secured Debt Ratio Event is continuing at the same time the aggregate increase in interest rate per annum will not exceed 2.0%.

The Notes were issued in private placement offerings to institutional investors and are not listed on any exchange or automated quotation system. The Notes contain various covenants related to other indebtedness, liens and limits on the Company’s overall leverage. The Company must maintain a minimum amount of shareholder equity and the Company’s asset coverage ratio must be greater than 150% as of the last business day of each fiscal quarter. The Notes are redeemable in certain circumstances at the option of the Company and may be redeemed under certain circumstances to cure the asset coverage ratio covenant.

The Notes are unsecured obligations of the Company and, upon liquidation, dissolution or winding up of the Company, will rank: (1) senior to all of the Company’s outstanding common shares; (2) on parity with any unsecured creditors of the Company and any unsecured senior securities representing indebtedness of the Company; and (3) junior to any secured creditors of the Company.

At June 30, 2023, the Company was in compliance with all covenants under the Notes agreements.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Debt obligations consisted of the following as of June 30, 2023 and December 31, 2022.

	June 30, 2023
	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Notes	$75,000	$75,000	$-	$74,119
Corporate Credit Facility	400,000	237,000	163,000	234,880
Revolving Funding Facility	455,000	320,000	16,394	317,150
Subscription Credit Agreement	125,000	9,000	116,000	8,937
Total debt	$1,055,000	$641,000	$295,394	$635,086

(1)	The amount available reflects any limitations related to the Credit Facility’s borrowing base as of June 30, 2023.

(2)	The carrying value of the Notes, Corporate Credit Facility, Revolving Funding Facility, and Subscription Credit Agreement are presented net of deferred financing costs totaling $5,914.

	December 31, 2022
	Aggregate Principal Committed	Outstanding Principal	Amount Available(1)	Net Carrying Value(2)
Corporate Credit Facility	$400,000	$269,000	$131,000	$266,483
Revolving Funding Facility	350,000	200,000	21,793	197,173
Subscription Credit Agreement	125,000	108,000	17,000	107,935
Total debt	$875,000	$577,000	$169,793	$571,591

(1)	The amount available reflects any limitations related to the Credit Facility’s borrowing base as of December 31, 2022.

(2)	The carrying value of the Corporate Credit Facility, Revolving Funding Facility and Subscription Credit Agreement are presented net of deferred financing costs totaling $5,409.

For the three and six months ended June 30, 2023 and 2022, the components of interest expense were as follows:

	For the three months ended
	June 30, 2023	June 30, 2022
Interest expense	$12,409	$2,528
Amortization of debt issuance costs	593	486
Total interest expense	$13,002	$3,014
Average interest rate	8.1%	4.3%
Average borrowings	$643,780	$283,637

	For the six months ended
	June 30, 2023	June 30, 2022
Interest expense	$23,341	$4,817
Amortization of debt issuance costs	1,184	1,005
Total interest expense	$24,525	$5,822
Average interest rate	7.9%	4.5%
Average borrowings	$629,398	$262,751

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Note 7. Share Transactions

Common Stock Issuances

The following table summarizes the number of common stock shares issued and aggregate proceeds received from such issuances related to the Company’s capital call notices pursuant to subscription agreements with investors for the six months ended June 30, 2023 and 2022.

For the six months ended June 30, 2023
	Offering		Aggregate
	price per	Common stock	offering
Common stock issue date	share	shares issued	amount
April 4, 2023	$16.61	3,010,942	$50,000
Total common stock issued		3,010,942	$50,000

For the six months ended June 30, 2022
	Offering		Aggregate
	price per	Common stock	offering
Common stock issue date	share	shares issued	amount
January 24, 2022	$16.36	4,191,292	$68,582
Total common stock issued		4,191,292	$68,582

As of June 30, 2023, the Company had subscription agreements with investors for an aggregate capital commitment of $875,188 to purchase shares of common stock. Of this amount, the Company had $257,469 of undrawn commitments as of June 30, 2023. See Note 11 – Subsequent Events.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Dividends and Dividend Reinvestment

The following table summarizes the dividends declared and payable by the Company for the six months ended June 30, 2023 and 2022. See Note 11 – Subsequent Events.

For the six months ended June 30, 2023
	Dividend	Dividend	Dividend
	record	payment	per
Dividend declaration date	date	date	share

March 7, 2023	March 31, 2023	April 14, 2023	$0.47
May 10, 2023	June 30, 2023	July 14, 2023	$0.53
Total dividends declared			$1.00

For the six months ended June 30, 2022
	Dividend	Dividend	Dividend
	record	payment	per
Dividend declaration date	date	date	share
April 19, 2022	April 20, 2022	April 26, 2022	$0.26
Total dividends declared			$0.26

The following tables summarize the amounts received and shares of common stock issued to shareholders pursuant to the Company’s dividend reinvestment plan (“DRIP”) for the six months ended June 30, 2023 and 2022. See Note 11 – Subsequent Events.

	Dividend	DRIP
	payment	shares	DRIP
Dividend record date	date	issued	value
December 29, 2022	January 13, 2023	57,860	$955
March 31, 2023	April 14, 2023	65,733	$1,089
		123,593	$2,044

	Dividend	DRIP
	payment	shares	DRIP
Dividend record date	date	issued	value
December 29, 2021	January 18, 2022	55,590	$902
April 20, 2022	April 26, 2022	75,270	$1,222
		130,860	$2,124

For the dividend declared on May 10, 2023 and paid on July 14, 2023, there were 81,527 shares issued with a DRIP value of $1,352. These shares are excluded from the table above, as the DRIP shares were issued after June 30, 2023.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Note 8. Commitments and Contingencies

The Company had an aggregate of $116,145 and $149,338, respectively, of unfunded commitments to provide debt financing to its portfolio companies as of June 30, 2023 and December 31, 2022. Such commitments are generally subject to the satisfaction of certain financial and nonfinancial covenants and certain operational metrics. The commitment period for these amounts may be shorter than the maturity date if drawn or funded. These commitments are not reflected in the Company’s consolidated statement of assets and liabilities. Consequently, such commitments result in an element of credit risk in excess of the amount recognized in the Company’s consolidated statement of assets and liabilities.

A summary of the composition of the unfunded commitments as of June 30, 2023 and December 31, 2022 is shown in the table below.

	As of	As of
	June 30, 2023	December 31, 2022
Alcami Corporation (Alcami)	$2,543	$2,543
Allcat Claims Service, LLC	5,370	20,106
Allentown, LLC	377	2,040
American Equipment Holdings LLC	2,253	2,956
American Soccer Company, Incorporated (SCORE)	1,774	2,838
Arborworks Acquisition LLC	1,396	1,563
Atria Wealth Solutions, Inc.	2,996	2,996
Basel U.S. Acquisition Co., Inc. (IAC)	1,622	1,622
BCI Burke Holding Corp.	4,659	4,659
BLP Buyer, Inc. (Bishop Lifting Products)	387	1,047
BR PJK Produce, LLC (Keany)	1,429	1,429
Brightview, LLC	2,672	2,904
Centerline Communications, LLC	1,200	1,800
CGI Automated Manufacturing, LLC	1,631	2,717
Curio Brands, LLC	1,776	2,722
DISA Holdings Corp. (DISA)	7,474	7,769
DRS Holdings III, Inc. (Dr. Scholl’s)	310	310
Eastern Wholesale Fence	425	425
EIS Legacy, LLC	3,846	6,539
Fastener Distribution Holdings, LLC	-	6,810
FCA, LLC (FCA Packaging)	2,670	2,670
Foundation Consumer Brands	577	577
Fralock Buyer LLC	399	749
Gulf Pacific Holdings, LLC	11,052	13,066
Gusmer Enterprises, Inc.	3,466	3,676
Home Brands Group Holdings, Inc. (ReBath)	2,099	2,099
I.D. Images Acquisition, LLC	2,020	1,424
IF&P Foods, LLC (FreshEdge)	1,639	6,114
Improving Acquisition LLC	1,672	2,028
Krayden Holdings, Inc.	5,436	-
Light Wave Dental Management LLC	2,332	6,774
LSL Industries, LLC (LSL Healthcare)	15,224	15,224
MacNeill Pride Group	3,877	2,978
Pavion Corp., f/k/a Corbett Technology Solutions, Inc.	1,634	1,334
PMFC Holding, LLC	137	342
Regiment Security Partners LLC	3,104	3,207
SGA Dental Partners Holdings, LLC	1,724	1,724
Siegel Egg Co., LLC	537	1,207
Techniks Holdings, LLC / Eppinger Holdings Germany GMBH	2,500	-
Trademark Global LLC	954	240
United Safety & Survivability Corporation (USSC)	2,809	2,942
Universal Marine Medical Supply International, LLC (Unimed)	2,035	2,035
USALCO, LLC	1,081	1,462
Vehicle Accessories, Inc.	1,671	1,671
Worldwide Produce Acquisition, LLC	1,356	-
Total unfunded commitments	$116,145	$149,338

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. As of June 30, 2023 and December 31, 2022, management was not aware of any material pending or threatened litigation that would require accounting recognition or financial statement disclosure.

Note 9. Earnings Per Share

In accordance with the provisions of ASC Topic 260, Earnings per Share (“ASC 260”), basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. As of June 30, 2023 and 2022, there were no dilutive shares.

The following table sets forth the computation of basic and diluted earnings per share of common stock for the three and six months ended June 30, 2023 and 2022.

	For the three months ended		For the six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Net increase (decrease) in net assets resulting from operations	$21,002	$7,462	$40,409	$13,191
Weighted average shares of common stock outstanding - basic and diluted	38,905,173	23,529,376	37,425,525	22,964,415
Earnings (loss) per share of common stock - basic and diluted	$0.54	$0.32	$1.08	$0.57

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Note 10. Financial Highlights

The following per share of common stock data has been derived from information provided in the unaudited financial statements. The following is a schedule of financial highlights for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,
Per Common Share Operating Performance (1)	2023 (amounts in thousands, except share and per share amounts)	2022 (amounts in thousands, except share and per share amounts)
Net Asset Value, Beginning of Period	$16.50	$16.22

Results of Operations:
Net Investment Income	1.10	0.58
Net Realized and Unrealized Gain (Loss) on Investments(2)	(0.02)	0.01
Net Increase (Decrease) in Net Assets Resulting from Operations	1.08	0.59

Distributions to Common Stockholders
Distributions	(1.00)	(0.26)
Net Decrease in Net Assets Resulting from Distributions	(1.00)	(0.26)
Net Asset Value, End of Period	$16.58	$16.55

Shares Outstanding, End of Period	39,013,826	23,550,054

Ratio/Supplemental Data
Net assets, end of period	$646,926	$389,763
Weighted-average shares outstanding	37,425,525	22,964,415
Total Return(3)	6.6%	3.6%
Portfolio turnover	5.1%	6.9%
Ratio of operating expenses to average net assets	11.9%	6.4%
Ratio of net investment income (loss) to average net assets	13.5%	7.4%

(1)	The per common share data was derived by using weighted average shares outstanding.

(2)	Realized and unrealized gains and losses per share in this caption are balancing amounts necessary to reconcile the change in net asset value per share for the period and may not reconcile with the aggregate gains and losses in the Consolidated Statement of Operations due to share transactions during the period.

For the six months ended June 30, 2023 and 2022, such share transactions include the effect of share issuances of $0.00 and $0.01 per share, respectively. During the period, shares were issued at prices that reflect the aggregate amount of the Company’s initial organizational and offering expenses. As a result, investors subscribing after the initial capital call are allocated organizational expenses consistently with all stockholders.

(3)	Total return is calculated as the change in net asset value (“NAV”) per share during the period, plus distributions per share (if any), divided by the beginning NAV per share. The calculation also assumes reinvestment of dividends at actual prices pursuant to the Company’s dividend reinvestment plan. Total return is not annualized.

Kayne Anderson BDC, Inc.

Notes to Consolidated Financial Statements

(amounts in 000’s, except share and per share amounts)

(Unaudited)

Note 11. Subsequent Events

The Company’s management has evaluated subsequent events through the date of issuance of the financial statements included herein. There have been no subsequent events that require recognition or disclosure in these financial statements except as described below.

On July 14, 2023, the Company paid a distribution of $0.53 per share to each common stockholder of record as of June 30, 2023. The total distribution was $20,678 and $1,352 was reinvested into the Company through the purchase of 81,527 shares of common stock.

On August 8, 2023, the Company sold 2,411,582 shares of its common stock for a total aggregate offering price of $40,575. No underwriting discounts or commissions have been or will be paid in connection with the sale of such shares of common stock.  This issuance of the common stock is exempt from the registration requirements of the Securities Act of 1933, as amended, (the “Securities Act”), pursuant to Section 4(a)(2) thereof and Regulation D thereunder. The Company relied, in part, upon representations from the stockholders in the subscription agreements that each stockholder was an accredited investor as defined in Regulation D under the Securities Act. As of August 10, 2023, the Company has subscription agreements with investors for an aggregate capital commitment of $887,003 to purchase shares of common stock ($228,709 is undrawn).

On August 10, 2023, the Board declared a distribution of $0.53 per share to each common stockholder of record as of September 29, 2023. The distribution will be paid on October 13, 2023.

On August 10, 2023, the Board accepted James C. Baker, Jr.’s resignation as Chief Executive Officer and elected Douglas L. Goodwillie and Kenneth B. Leonard as Co-Chief Executive Officers, effective August 16, 2023. Mr. Baker’s resignation was not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

Mr. Goodwillie and Mr. Leonard have served as Co-Chief Investment Officers of the Company since inception. Additional information regarding Mr. Goodwillie’s and Mr. Leonard’s business experience is available in the Company’s annual proxy statement, which was filed with the SEC on April 26, 2023.

For purposes of SEC disclosure requirements, we note the following:

There is no arrangement or understanding between Mr. Goodwillie or Mr. Leonard and any other persons pursuant to which either Mr. Goodwillie or Mr. Leonard was selected as an officer. There are no family relationships between Mr. Goodwillie or Mr. Leonard and any director, executive officer or person nominated or chosen by the Company to become an executive officer of the Company within the meaning of Item 401(d) of Regulation S-K under the U.S. Securities Act of 1933 (“Regulation S-K”). Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction in which Mr. Goodwillie or Mr. Leonard had a direct or indirect material interest within the meaning of Item 404(a) of Regulation S-K.

Shares

Kayne Anderson BDC, Inc.

Common Stock

Preliminary Prospectus

Joint Book Running Managers

        , 2023

PART C—OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements:

The following financial statements of Kayne Anderson BDC, Inc. are provided in Part A of this Registration Statement:

AUDITED FINANCIAL STATEMENTS

INTERIM FINANCIAL STATEMENTS

1

2.	Exhibits:

Exhibit Number	Description of Exhibits
(a)(1)	Certificate of Formation (1)
(a)(2)	Initial Limited Liability Company Agreement (2)
(a)(3)	Certificate of Conversion (2)
(a)(4)	Certificate of Incorporation (2)
(b)(1)	Amended and Restated Bylaws (5)
(c)	Not applicable
(d)(1)	Subscription Agreement (2)
(e)	First Amended and Restated Dividend Reinvestment Plan effective as of , 2023*
(f)	Not applicable.
(g)(1)	Investment Advisory Agreement (2)
(g)(2)	Amendment to Investment Advisory Agreement (3)
(g)(3)	Administration Agreement (2)
(g)(4)	License Agreement (2)
(g)(5)	Indemnification Agreement (2)
(h)	Form of Underwriting Agreement*
(i)	Not applicable.
(j)(1)	Custody Agreement (2)
(k)(1)	Credit Agreement, dated February 5, 2021, by and between Kayne Anderson BDC, Inc., as borrower, lenders signatories thereto, and agent and the lead arranger (3)
(k)(2)	Second Amendment to Credit Agreement, dated December 3, 2021, by and between Kayne Anderson BDC, Inc., as borrower, lender signatories thereto, and agent and lead arranger (4)
(k)(3)	Senior Secured Revolving Credit Agreement (5)
(k)(4)	Loan and Security Agreement (4)
(k)(5)	Second Amendment to Loan and Security Agreement, dated June 29, 2023, by and between KA Credit Advisors, LLC, as collateral manager, Kayne Anderson BDC Financing, LLC, as borrower, certain lenders thereto, administrative agent for the lenders, and collateral agent for the lenders (6)
(k)(6)	Notes Purchase Agreement, dated June 29, 2023, by and among the Company and the Purchasers party thereto(6)
(l)	Opinion of Paul Hastings LLP*
(m)	Not applicable.
(n)(1)	Consent of PricewaterhouseCoopers, LLP *
(n)(2)	Report of PricewaterhouseCoopers, LLP, Independent Registered Accounting Firm, with respect to the “Senior Securities” table. *
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.
(r)(1)	Code of Ethics (4)
(s)	Calculation of Filing Fees Tables*

(1)	Incorporated by reference from the Company’s Form 10-K, as filed with the Securities and Exchange Commission on March 10, 2023.

(2)	Incorporated by reference from the Company’s Amendment No. 2 to Form 10, as filed with the Securities and Exchange Commission on November 9, 2020.

(3)	Incorporated by reference from the Company’s Form 8-K, as filed with the Securities and Exchange Commission on February 9, 2021.

(4)	Incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Securities and Exchange Commission on August 15, 2022.

(5)	Incorporated by reference from the Company’s Form 8-K, as filed with the Securities and Exchange Commission on February 25, 2022.

(6)	Incorporated by reference from the Company’s Form 8-K, as filed with the Securities and Exchange Commission on July 5, 2023

*	To be filed by amendment.

2

Item 26. Marketing Arrangements

The information contained under the heading “Underwriters” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

FINRA filing fee	$	*
Securities and Exchange Commission fees	$	*
New York Stock Exchange listing fee	$	*
Securities and Exchange Commission fees	$	*
New York Stock Exchange listing fee	$	*
FINRA filing fee	$	*
Accounting fees and expenses (1)	$	*
Legal fees and expenses (1)	$	*
Printing expenses (1)	$	*
Miscellaneous (1)	$	*
Total	$	*

*	To be filed by amendment.

(1)	These amounts are estimates. All of the expenses set forth shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

The information contained under the headings “The Company,” “Management” and “Control Persons and Principal Shareholders” in this registration statement is incorporated herein by reference.

The following table sets forth the Company’s consolidated subsidiaries.

Name	Jurisdiction
KABDC Corp, LLC	Delaware
Kayne Anderson BDC Financing, LLC	Delaware
Kayne Anderson BDC Financing II, LLC	Delaware

3

Item 29. Number of Holders of Securities

As of                , 2023, the number of record holders of each class of securities of the Registrant was:

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share

Item 30. Indemnification

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

Section 102(b)(7) of the Delaware General Corporation Law allows a Delaware corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.

Subject to the 1940 Act or any valid rule, regulation or order of the SEC thereunder, the Company’s Bylaws provide that it will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, the Company’s Bylaws provide that the indemnification described therein is not exclusive and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of stockholders or directors who are not interested persons, or otherwise, both as to action in his or her official capacity and to his or her action in another capacity while holding such office.

The above discussion of Section 145 of the Delaware General Corporation Law and the Company’s Bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Company’s Bylaws.

Item 31. Business and Other Connections of Investment Advisor

The information in the prospectus under the caption “The Company—Investment Advisor” is hereby incorporated by reference.

4

Item 32. Location of Accounts and Records

The Registrant’s accounts, books, and other documents are maintained at the offices of the Registrant, the Registrant’s investment Advisor, KA Credit Advisors, LLC, 811 Main Street, 14th Floor, Houston, Texas 77002, at the offices of the custodian,              ,              , at the offices of the transfer agent,              , or at the offices of the administrator,              ,              ,              .

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	The Registrant undertakes to suspend the offering of the common stock until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant is filing this registration statement pursuant to Rule 430A under the Securities Act of 1933, as amended (the “Securities Act”), and undertakes that:

a.	for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and

b.	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas, on the                            day of                   , 2023.

Kayne Anderson BDC, Inc.

By:
Douglas L. Goodwillie
Co-Chief Executive Officer

By:
Kenneth B. Leonard
Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

	Co-Chief Executive Officer;	, 2023
Douglas L. Goodwillie	Principal Executive Officer

	Co-Chief Executive Officer;	, 2023
Kenneth B. Leonard	Principal Executive Officer

	Chief Financial Officer;	, 2023
Terry A. Hart	Principal Accounting and Financial Officer

	Director	, 2023
Mariel A. Joliet

	Director	, 2023
George E. Marucci, Jr.

	Director	, 2023
Susan C. Schnabel

	Director	, 2023
Rhonda S. Smith

	Director	, 2023
Albert (Al) Rabil III

	Director	, 2023
James (Jim) Robo

	Director	, 2023
Terrence J. Quinn

6